Form 10-K, Exhibit 13
period 1994-01-29
DAYTON HUDSON CORP
filed 1994-04-21
CIK 27419

                                  EXHIBIT (13)

                               Financial Review
- --------------------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)

FINANCIAL POLICIES

  Our principal financial policies are as follows:
  MAINTAIN STRONG INVESTMENT GRADE DEBT RATINGS. Our long-term debt ratings are A+, A3 and A from Duff & Phelps, Moody's and Standard & Poor's, respectively. Our commercial paper debt ratings are D-1+, P-2 and A-1 from Duff & Phelps, Moody's and Standard & Poor's, respectively.
  MAINTAIN A YEAR-END DEBT RATIO WITHIN A RANGE OF 45% TO 65%. This debt ratio range enables management to take advantage of changes in the economy and the retail environment.
  Our debt ratio declined to 59% at the end of 1993 and we expect it to move toward the middle of the range over time while continuing to support our expansion.


DEBT RATIO                                    1993     1992     1991
- --------------------------------------------------------------------
DEBT AND EQUIVALENTS
 Notes payable and current
   portion of long-term debt*               $  373   $  394   $  453
 Long-term debt*                             4,279    4,330    4,227
 Present value of operating leases             504      419      411
- --------------------------------------------------------------------
 Total debt and equivalents                 $5,156   $5,143   $5,091
====================================================================
CAPITALIZATION
 Debt and equivalents                       $5,156   $5,143   $5,091
 Deferred income taxes and other               536      450      381
 Convertible preferred stock                   368      374      377
 Common shareholders' investment             2,737    2,486    2,231
- --------------------------------------------------------------------
 Total capitalization                       $8,797   $8,453   $8,080
====================================================================
YEAR-END DEBT RATIO                             59%      61%      63%
====================================================================

* Includes capital leases.

              Dayton Hudson Corporation and Subsidiaries  Page 17

                               Financial Review
- --------------------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)

FINANCIAL POLICIES continued

     FUNDING OF CAPITAL EXPENDITURES. Capital expenditure commitments are limited to what can be financed by projected internally-generated funds and committed financing.

CAPITAL EXPENDITURES

     Capital expenditures totaled $978 million in 1993 and are expected to be approximately $1.3 billion in 1994. Capital expenditure priorities are as follows:
     KEEP existing facilities fresh and exciting to maintain and grow current market share.
     IMPROVE distribution and systems to cost-effectively support sales growth. BUILD new stores in existing markets to increase market share and leverage our existing expense structure.
     BUILD stores in new markets to enhance growth and increase market share. Due to sufficient capital resources, we were able to maintain our capital expenditure priorities while allocating the majority of our spending towards new store growth. Most new store capital continues to be allocated to Target due to its proven record of successful expansion and profitable growth.
     In order to retain flexibility, the majority of our planned capital spending for the next several years remains uncommitted.

SHAREHOLDER RETURN

     DIVIDENDS. To support our objective of providing shareholders with an attractive total return on their investment, it is our policy to make regular annual increases in dividends declared on common stock. Dividends declared in 1993 increased 5% to $1.62 per share, compared with $1.54 per share declared in 1992. The quarterly dividend paid in the first quarter of 1994 was increased to $.42 per share, indicating an annualized dividend of $1.68 per share.
     MARKET VALUE PER SHARE. The common stock price reflects the market's view of our performance and future prospects, as well as industry and general economic conditions. At March 24, 1994 there were 11,787 shareholders of record and the common stock price was $74.75 per share.

              Dayton Hudson Corporation and Subsidiaries  Page 18

                            Analysis of Operations
- --------------------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)

     Our 1993 financial performance did not meet our expectations. Net earnings were $375 million compared with $383 million in 1992 and $301 million in 1991. The shortfall from our expectations was primarily due to poor performance at Mervyn's.
     Despite not meeting our net earnings expectations, total operating profit reached a record $1,109 million compared with $1,086 million in 1992 and $910 million in 1991. Target posted a 15% increase in operating profit and the Department Store Division (DSD) reported an 18% increase. Mervyn's declined 37%. Operating profit in 1993 was aided by a substantial LIFO credit, mainly due to Mervyn's and DSD's adoption of internally-generated price indices (see discussion on page 31).
     TARGET'S record operating profit improved strongly from 1992, reflecting solid revenue growth and improved expense control somewhat offset by a lower gross margin rate.
     MERVYN'S operating profit declined significantly as a result of lower revenues, a lower gross margin rate and a higher operating expense rate.
     DSD achieved record operating profit due to higher revenues and improved gross margin and operating expense rates.
     Fully diluted earnings per share were $4.77 in 1993 versus $4.82 in 1992 and $3.72 in 1991. Target, our primary growth vehicle, has contributed the largest share to overall earnings in the past three years. Due to the significant growth at Target, our lowest margin division, overall revenue growth and the operating expense rate were favorably affected, while the gross margin rate was unfavorably affected. The table below identifies the major factors in the change in earnings per share:


- -----------------------------------------------------------------------
VARIANCE ANALYSIS                             1993      1992       1991
- -----------------------------------------------------------------------
Prior year's earnings per share              $4.82     $3.72     $ 5.20
Change due to:
    Revenues (a)                               .59       .81        .75
    Gross margin rate (b)                     (.52)     (.77)     (1.27)
    Operating expense rate (c)                 .16      1.32       (.09)
    Start-up expenses (d)                      .06      (.03)      (.14)
    Interest expense, net                     (.08)     (.31)      (.54)
    Corporate expense and other, net (e)      (.03)      .08       (.19)
    Unusual items (primarily earthquake)      (.23)        -          -
- -----------------------------------------------------------------------
EARNINGS PER SHARE                           $4.77     $4.82     $ 3.72
=======================================================================

(a) Includes sales, finance charge revenue and other.
(b) Excludes buying and occupancy costs.
(c) Includes buying and occupancy costs, portions of selling, publicity and administrative expense, depreciation and taxes other than income taxes.
(d) Includes costs associated with opening new stores and remodeling existing stores; included in selling, publicity and administrative expense.
(e) Includes corporate headquarters expense, corporate charitable contributions and other miscellaneous items.

REVENUES

     The Corporation reported a 7% increase in total revenues and a 1% increase in comparable-store revenues in 1993 despite deflation of retail prices at all operating divisions. Target's solid revenue increase was primarily due to its new store expansion and continued success of its value-pricing strategy. Mervyn's revenue decline reflects the slow process of re-orienting the consumer from a heavy promotional shopping environment to a more balanced value-pricing and promotional strategy. Additionally, both Target and Mervyn's have a substantial presence in the California market, which remained depressed throughout 1993. DSD's revenues were up slightly due primarily to added promotional events.
























     Revenue growth in 1992 was the result of expanding the value-pricing strategy at Target, along with new store growth, increased promotions and increases in base business at all operating divisions. Revenue growth in 1991 was driven by new store expansion and the full-year contribution of Marshall Field's operations. Overall price changes in 1992 and 1991 were minimal and, as a result, reported comparable-store revenue increases closely approximate real growth.


- -------------------------------------------------------------------------------------
REVENUE GROWTH                     1993                   1992                   1991
- -------------------------------------------------------------------------------------
                        ALL        COMP.       All        Comp.       All        Comp.
                     STORES      STORES*    Stores      Stores*    Stores      Stores*
- -------------------------------------------------------------------------------------
Target                   13%          5%        15%          5%        11%          4%
Mervyn's                 (2)         (6)         9           3          2          (1)
DSD                       1           1          3           2         17           1
- -------------------------------------------------------------------------------------
Total                     7%          1%        11%          4%         9%          2%
=====================================================================================

*Comparable-store revenues are revenues from stores open longer than a year.

     One measure used to evaluate store productivity is revenues per square foot. Higher revenues per square foot at Target reflect increased base business, partially offset by the inherent lower productivity of new stores. DSD's growth was due to enhanced productivity, especially at the Marshall Field's stores. Mervyn's decline reflects lower revenues.


- ---------------------------------------------------------------------
REVENUES PER SQUARE FOOT* (dollars)          1993      1992      1991
- ---------------------------------------------------------------------
Target                                       $213      $209      $205
Mervyn's                                      204       223       224
DSD                                           221       219       215
=====================================================================

*Thirteen-month average retail square footage.

              Dayton Hudson Corporation and Subsidiaries  Page 19

                            Analysis of Operations
- --------------------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)

GROSS MARGIN RATE

     Our gross margin rate declined in 1993, reflecting our lowering of opening retail prices to meet the needs of the value-conscious consumer, partially offset by a LIFO credit. Also, the 1993 holiday season was one of the most promotional. Looking forward, with accelerated growth from Target and strategies focusing on value at all the operating divisions, the gross margin rate may continue to decline.
     TARGET'S gross margin rate declined slightly in 1993, reflecting the ongoing impact of its value-pricing strategy. This impact was partially offset by a corresponding improvement in the promotional markdown rate along with a LIFO credit.
     MERVYN'S 1993 gross margin rate declined reflecting higher clearance markdowns associated with reducing inventories. Also, implementation of a value strategy pressured the gross margin rate despite an improvement in the promotional markdown rate.
     DSD'S gross margin rate increased in 1993 reflecting a lower cost of merchandise, in addition to a LIFO credit. Implementation of a value-pricing strategy and higher promotional markdowns partially offset the improvement.
     The gross margin rate in 1992 declined slightly reflecting increased consumer value-consciousness in a competitive retail environment. The 1991 gross margin rate declined reflecting a weak economy and strong customer response to advertised merchandise.

OPERATING EXPENSE RATE

     Our overall operating expense rate continued to improve in 1993 with expense management at each of the operating divisions and the benefit of cross-divisional synergies in technology, logistics and advertising. Operating expense rate reductions will continue to be a major focus in 1994.
     TARGET'S operating expense rate improved in 1993, reflecting sales leverage and expense efficiencies within the stores.
     MERVYN'S operating expense rate deteriorated substantially in 1993 despite its continued focus on expense disciplines. The rate increase reflects slightly higher operating expenses on lower revenues.
     DSD'S operating expense rate improved in 1993 due to distribution expense efficiencies, partially offset by increased advertising expenses associated with incremental promotional events.
     In 1992, the operating expense rate improved significantly through disciplined expense management at each operating division. The 1991 operating expense rate increased slightly, reflecting weak comparable-store revenue growth at Mervyn's and DSD.

START-UP EXPENSES

     Start-up expenses declined in 1993 due to a reduction in the number of new stores opened. Start-up expenses increased in 1992 and 1991 due to Target's accelerated store growth and ongoing remodeling programs at all the operating divisions. A total of 62 new stores were opened in 1993 compared with 68 in 1992 and 63 in 1991. Start-up expenses are recognized evenly throughout the year in which the expenses are incurred.








































INTEREST EXPENSE

     Total interest expense increased in 1993, 1992 and 1991 due to an increase in average debt required to finance the business. Lower interest rates somewhat offset the impact of increased average debt levels.


- ---------------------------------------------------------------------
COMPONENTS OF INTEREST EXPENSE, NET          1993      1992      1991
- ---------------------------------------------------------------------
Interest on debt                             $438      $431      $397
Interest on capital leases                     15        15        14
Interest cost capitalized                      (5)       (6)      (11)
Interest income                                (2)       (3)       (2)
- ---------------------------------------------------------------------
Interest expense, net                        $446      $437      $398
=====================================================================


UNUSUAL ITEMS

     In January 1994, 11 Target stores and 13 Mervyn's stores sustained various levels of damage associated with the Los Angeles earthquake. The portion of uninsured losses included in operating profit and recorded in selling, publicity and administrative expense, were $7 million and $15 million for Target and Mervyn's, respectively.
     The Tax Reform Act of 1993 required a one-time after-tax charge to earnings of $4 million, or $.05 per share, as a result of applying the higher tax rate to deferred tax balances (see page 23).

              Dayton Hudson Corporation and Subsidiaries  Page 20

                              Notes and Analysis
- -----------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)


BUSINESS SEGMENTS                              1993      1992      1991
- -----------------------------------------------------------------------
REVENUES
Target                                      $11,743   $10,393   $ 9,041
Mervyn's                                      4,436     4,510     4,143
Department Store Division                     3,054     3,024     2,931
Other                                             -         -         -
- -----------------------------------------------------------------------
Total                                       $19,233   $17,927   $16,115
=======================================================================
OPERATING PROFIT
Target                                      $   662   $   574   $   458
Mervyn's                                        179       284       284
Department Store Division                       268       228       168
- -----------------------------------------------------------------------
Total                                         1,109     1,086       910
Interest expense, net                           446       437       398
Corporate and other                              56        38        40
- -----------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                $   607   $   611   $   472
=======================================================================
OPERATING PROFIT AS A PERCENT OF REVENUES
Target                                          5.6%      5.5%      5.1%
Mervyn's                                        4.0       6.3       6.9
Department Store Division                       8.8       7.5       5.7
=======================================================================
ASSETS
Target                                      $ 5,495   $ 4,913   $ 4,393
Mervyn's                                      2,750     3,042     2,686
Department Store Division                     2,240     2,292     2,317
Corporate and other                             293        90        89
- -----------------------------------------------------------------------
Total                                       $10,778   $10,337   $ 9,485
=======================================================================
DEPRECIATION
Target                                      $   263   $   236   $   208
Mervyn's                                        146       135       117
Department Store Division                        88        87        84
Corporate and other                               1         1         1
- -----------------------------------------------------------------------
Total                                       $   498   $   459   $   410
=======================================================================
CAPITAL EXPENDITURES
Target                                      $   716   $   571   $   605
Mervyn's                                        180       294       303
Department Store Division                        80        72       106
Corporate and other                               2         1         2
- -----------------------------------------------------------------------
Total                                       $   978   $   938   $ 1,016
=======================================================================


Operating profit is LIFO earnings from operations before corporate expense, interest and income taxes.

              Dayton Hudson Corporation and Subsidiaries  Page 21

                      Consolidated Results of Operations
- --------------------------------------------------------------------------------


(Millions of Dollars, Except Per-Share Data)          1993       1992       1991
================================================================================
REVENUES                                           $19,233    $17,927    $16,115

COSTS AND EXPENSES
 Cost of retail sales, buying and occupancy         14,164     13,129     11,751
 Selling, publicity and administrative               3,175      2,978      2,801
 Depreciation                                          498        459        410
 Interest expense, net                                 446        437        398
 Taxes other than income taxes                         343        313        283
- --------------------------------------------------------------------------------
 Total Costs and Expenses                           18,626     17,316     15,643
- --------------------------------------------------------------------------------
Earnings Before Income Taxes                           607        611        472
Provision for Income Taxes                             232        228        171
- --------------------------------------------------------------------------------
NET EARNINGS                                       $   375    $   383    $   301
================================================================================
PRIMARY EARNINGS PER SHARE                         $  4.99    $  5.02    $  3.86
FULLY DILUTED EARNINGS PER SHARE                   $  4.77    $  4.82    $  3.72
================================================================================
AVERAGE COMMON SHARES OUTSTANDING (MILLIONS):
 Primary                                              71.8       71.6       71.5
 Fully Diluted                                        76.1       75.9       75.9
================================================================================

The financial statements should be read in conjunction with the Notes and Analysis contained throughout pages 21-32.

              Dayton Hudson Corporation and Subsidiaries  Page 22

                              Notes and Analysis
- -------------------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)

FINANCE CHARGE REVENUES

  Finance charge revenues on internal credit sales were $192 million on sales of $3.5 billion in 1993, $186 million on sales of $3.5 billion in 1992 and $182 million on sales of $3.3 billion in 1991.

INCOME TAXES

  At the beginning of 1993, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes. Prior-year financial statements have not been restated for the provisions of SFAS No. 109. The cumulative and the current-year effects of the adoption were not significant. Income taxes for 1992 and 1991 were calculated according to SFAS No. 96, "Accounting for Income Taxes," which was superseded by SFAS No. 109.
  The Corporation's effective tax rate was 38.2% for 1993 compared with 37.3% for 1992 and 36.3% for 1991. The increase in the 1993 tax rate over 1992 reflects the one percentage point increase in the federal statutory tax rate and the associated one-time adjustment to increase deferred tax balances, partially offset by tax savings from the reenactment of the Targeted Jobs Tax Credit. Also, with the adoption of SFAS No. 109, the financial reporting deductibility of ESOP preferred stock dividends earned was reduced to shares allocated to participant accounts versus all outstanding ESOP shares. The higher effective tax rate in 1992 over 1991 was primarily due to increased state tax rates.
  Effective tax rates vary from the federal statutory rate as follows:

- ---------------------------------------------------------------
PERCENT OF EARNINGS BEFORE
INCOME TAXES                          1993      1992       1991
- ---------------------------------------------------------------
Statutory rate                        35.0%     34.0%      34.0%
State income taxes, net of
 federal tax benefit                   4.6       4.7        4.0
Cumulative effect of adopting
 SFAS No. 109                         (1.4)        -          -
Dividends on preferred stock           (.5)     (1.5)      (2.0)
Other                                   .5        .1         .3
- ---------------------------------------------------------------
Effective tax rate                    38.2%     37.3%      36.3%
===============================================================

INCOME TAXES continued

  The components of the provision for income taxes were:

- ---------------------------------------------------------------
INCOME TAX PROVISION                   1993     1992       1991
- ---------------------------------------------------------------
Current:
 Federal                               $166     $176       $112
 State                                   37       41         25
- ---------------------------------------------------------------
                                        203      217        137
- ---------------------------------------------------------------
Deferred:
 Federal                                 23        8         31
 State                                    6        3          3
- ---------------------------------------------------------------
                                         29       11         34
- ---------------------------------------------------------------
Total                                  $232     $228       $171
===============================================================
























  The components of the net deferred tax liability were:

- ---------------------------------------------------------------
                                         JANUARY 29, January 30,
NET DEFERRED TAX LIABILITY                     1994        1993
- ---------------------------------------------------------------
Gross deferred tax assets:
 Deferred compensation                         $ 55        $ 47
 Self-insured benefits                           69          44
 Postretirement health care obligation           41          38
 Other                                           59          74
- ---------------------------------------------------------------
                                                224         203
- ---------------------------------------------------------------
Gross deferred tax liabilities:
 Inventory                                       37           -
 Property and equipment                         304         290
 Purchase accounting differences                 33          33
 Other                                           34          35
- ---------------------------------------------------------------
                                                408         358
- ---------------------------------------------------------------
Net deferred tax liability                     $184        $155
===============================================================

EARNINGS PER SHARE

  Primary earnings per share equal net earnings, less dividend requirements on ESOP preferred stock (net of tax benefits in 1993 related to unallocated shares associated with the adoption of SFAS No. 109), divided by the average number of common shares and common stock equivalents outstanding during the period.
  Fully diluted earnings per share are computed based on the average number of common shares and common stock equivalents outstanding during the period. The computation assumes conversion of the ESOP preferred stock into common stock. Net earnings also are adjusted for the additional expense required to fund the ESOP debt service (net of tax benefits in 1993 related to unallocated shares associated with the adoption of SFAS No. 109), which results from the assumed replacement of the ESOP preferred dividends with common stock dividends.
  References to earnings per share relate to fully diluted earnings per share.

              Dayton Hudson Corporation and Subsidiaries  Page 23

                 Consolidated Statements of Financial Position
- -------------------------------------------------------------------------------



                                                        JANUARY 29,  JANUARY 30,
(Millions of Dollars)                                         1994         1993
- -------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents                                 $   321      $   117
 Accounts receivable                                         1,536        1,514
 Merchandise inventories                                     2,497        2,618
 Other                                                         157          165
- -------------------------------------------------------------------------------
 Total Current Assets                                        4,511        4,414

PROPERTY AND EQUIPMENT
 Land                                                        1,120          998
 Buildings and improvements                                  4,753        4,342
 Fixtures and equipment                                      2,162        2,197
 Construction-in-progress                                      248          223
 Accumulated depreciation                                   (2,336)      (2,197)
- -------------------------------------------------------------------------------
 Net Property and Equipment                                  5,947        5,563
OTHER                                                          320          360
- -------------------------------------------------------------------------------
TOTAL ASSETS                                               $10,778      $10,337
===============================================================================
LIABILITIES AND COMMON SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES
 Notes payable                                             $   200      $    23
 Accounts payable                                            1,654        1,596
 Accrued liabilities                                           903          849
 Income taxes payable                                          145          125
 Current portion of long-term debt                             173          371
- -------------------------------------------------------------------------------
 Total Current Liabilities                                   3,075        2,964

LONG-TERM DEBT                                               4,279        4,330

DEFERRED INCOME TAXES AND OTHER                                536          450

CONVERTIBLE PREFERRED STOCK                                    368          374
LOAN TO ESOP                                                  (217)        (267)

COMMON SHAREHOLDERS' INVESTMENT
 Common stock                                                   72           71
 Additional paid-in capital                                     73           58
 Retained earnings                                           2,592        2,357
- -------------------------------------------------------------------------------
 Total Common Shareholders' Investment                       2,737        2,486
- -------------------------------------------------------------------------------
TOTAL LIABILITIES & COMMON SHAREHOLDERS' INVESTMENT        $10,778      $10,337
===============================================================================


The financial statements should be read in conjunction with the Notes and Analysis contained throughout pages 21-32.

              Dayton Hudson Corporation and Subsidiaries  Page 24

                              Notes and Analysis
- --------------------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)

CASH EQUIVALENTS

     Cash equivalents represent short-term investments with a maturity of three months or less at the time of purchase. Short-term investments are recorded at cost, which approximates fair value.

ACCOUNTS RECEIVABLE

     Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Accounts receivable generally are written off when any portion of the balance is 12 months past due, or when the required payments have not been received for six consecutive months. The allowance for doubtful accounts was $35 million and $37 million at year-end 1993 and 1992, respectively.

CREDIT CARD SUBSIDIARY

     Retailers National Bank (the Bank), a national credit card bank and a wholly owned subsidiary, was chartered on January 7, 1994. The Bank, at inception, acquired the outstanding accounts receivable of DSD and Target. It issues DSD-named credit cards, which are accepted at DSD and Target stores. Net earnings for the Bank were insignificant for 1993. The following is the condensed statement of financial position for the Bank.


- --------------------------------------------------------------------------------
                                                                JANUARY 29, 1994
- --------------------------------------------------------------------------------
Accounts receivable, net                                                    $668
Other assets                                                                  16
- --------------------------------------------------------------------------------
Total Assets                                                                $684
================================================================================

Liabilities, principally deposit due to the Corporation                     $634
Investment of the Corporation                                                 50
- --------------------------------------------------------------------------------
Total Liabilities and Investment                                            $684
================================================================================


INVENTORIES

     Inventories and the related cost of sales are accounted for by the retail inventory accounting method using the last-in, first-out (LIFO) basis. Under this method, the cost of retail sales, as reported in the Consolidated Results of Operations, represents current cost, thereby reflecting the effect of changing prices. The accumulated LIFO provision was $80 million and $171 million at year-end 1993 and 1992, respectively (see page 31 for further discussion of the LIFO provision).

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated depreciation. For financial reporting purposes, depreciation on property is computed using the straight-line method over estimated useful lives. Accelerated depreciation methods generally are used for income tax purposes.

ACCOUNTS PAYABLE

     Outstanding drafts included in accounts payable were $239 million and $372 million at year-end 1993 and 1992, respectively.


























LEASES

     Assets held under capital leases are included in property and equipment and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized and lease rentals are expensed. Rent expense on buildings, included in buying and occupancy, includes percentage rents which are based on a percentage of retail sales over stated levels. Total rent expense was $100 million, $94 million and $92 million in 1993, 1992 and 1991, respectively.

     Many of the long-term leases include options to renew, with renewal terms varying from five to 30 years. Certain leases also include options to purchase the property. Future minimum lease payments required under noncancelable lease agreements existing at the end of 1993 were:


- ------------------------------------------------------------------------------
                                                        Operating      Capital
FUTURE MINIMUM LEASE PAYMENTS                              Leases       Leases
- ------------------------------------------------------------------------------
1994                                                         $ 99         $ 20
1995                                                           98           20
1996                                                           91           19
1997                                                           71           19
1998                                                           64           18
After 1998                                                    501          189
- ------------------------------------------------------------------------------
Total future minimum lease payments                           924          285
Less:  Interest*                                             (411)        (153)
       Executory costs                                         (9)          (5)
- ------------------------------------------------------------------------------
Present value of minimum lease payments                      $504         $127**
==============================================================================

* Calculated using the average interest rate in the year of inception for each lease (weighted average interest rate - 9.6%).
** Includes current portion of $5 million.

COMMITMENTS AND CONTINGENCIES

     Commitments for the purchase of real estate, construction of new facilities, remodeling of existing facilities and other equipment purchases over the next year amounted to approximately $186 million at January 29, 1994.
     The Corporation is exposed to claims and litigation arising out of the ordinary course of business. Considering the insurance coverage in place for a major portion of the claims and litigation, and noting that the ultimate resolutions cannot be accurately predicted, management, after consulting with legal counsel, believes that the presently identified claims and litigation will not have a material adverse effect on the Corporation's results of operations or its financial condition.

              Dayton Hudson Corporation and Subsidiaries  Page 25

                     Consolidated Statements of Cash Flows
- --------------------------------------------------------------------------------


(Millions of Dollars)                                             1993            1992            1991
- ------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net earnings                                                   $  375            $383          $  301
 Reconciliation to cash flow:
   Depreciation                                                    498             459             410
   Deferred tax provision                                           29              11              34
   Other noncash items affecting earnings                           60              48              26
   Changes in operating accounts providing/(requiring) cash:
     Accounts receivable                                           (22)            (84)            (23)
     Merchandise inventories                                       121            (237)           (365)
     Accounts payable                                               58             272              57
     Accrued liabilities                                            63             142              59
     Income taxes payable                                           20              27             (62)
   Other                                                            17             (37)              -
- ------------------------------------------------------------------------------------------------------
 Cash Flow Provided by Operations                                1,219             984             437
- ------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
 Expenditures for property and equipment                          (969)           (918)         (1,009)
 Disposals of property and equipment                                79              10              19
- ------------------------------------------------------------------------------------------------------
 Cash Flow Required for Investing Activities                      (890)           (908)           (990)
- ------------------------------------------------------------------------------------------------------
 Net Financing Sources/(Requirements)                              329              76            (553)
- ------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
 (Decrease)/increase in notes payable                              (23)           (242)            161
 Additions to long-term debt                                       528             550             756
 Reductions of long-term debt                                     (581)           (290)           (280)
 Principal payments received on loan to ESOP                        61              58              49
 Dividends paid                                                   (138)           (133)           (128)
 Other                                                              28               2              (1)
- ------------------------------------------------------------------------------------------------------
 Cash Flow (Used)/Provided by Financing Activities                (125)            (55)            557
- ------------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                          204              21               4
Cash and Cash Equivalents at Beginning of Year                     117              96              92
- ------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        $  321            $117          $   96
======================================================================================================

The reclassification of $200 million of long-term debt to notes payable, associated with the subsequent event discussed on page 27, is not reflected in financing activities in the Statements of Cash Flows because it did not involve cash. Amounts in these statements are presented on a cash basis and therefore may differ from those shown in other sections of this annual report.

Cash paid for interest (including interest capitalized) was $441 million, $438 million and $389 million in 1993, 1992 and 1991, respectively. Income taxes paid were $183 million, $189 million and $200 million in 1993, 1992 and 1991, respectively.

The financial statements should be read in conjunction with the Notes and Analysis contained throughout pages 21-32.


              Dayton Hudson Corporation and Subsidiaries  Page 26

                              Notes and Analysis
- --------------------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)

ANALYSIS OF CASH FLOW (Unaudited)

  OPERATING ACTIVITIES. The improvement in 1993 cash flow from operations reflects a decline in working capital, primarily Mervyn's inventories. Internally-generated funds represent an important component of our capital resources.
  INVESTING ACTIVITIES. The Corporation's investing activities reflect strategic capital spending in all three operating divisions, primarily Target. Approximately 73% of 1993 capital expenditures were made by Target, 19% by Mervyn's and 8% by DSD. Nearly 63% of total expenditures were for building new stores, with the balance spent on store remodeling, systems and distribution. Capital expenditures for 1994 are expected to be approximately $1.3 billion. The 1994 store opening plans are for approximately 60 new Target stores and 10 new Mervyn's stores, while the remodel program includes approximately 45 stores.
  FINANCING ACTIVITIES. Cash flow from operations and proceeds from the issuance of debt are generally used to fund the Corporation's capital expenditures, working capital needs, dividend payments and debt maturities and redemptions. Internally-generated funds were sufficient to finance the Corporation's investment activities in 1993 and 1992, while a portion of the Corporation's needs were met by financing activities in 1991. (Refer to the Lines of Credit note on this page for information regarding the Corporation's available credit.)

LINES OF CREDIT

  At year-end, two revolving credit agreements totaling $1 billion were available from various lending institutions. There were no balances outstanding at January 29, 1994. A fee is paid for the availability under these agreements and the Corporation may borrow at various specified rates. Fees paid under these agreements were $2 million each in 1993, 1992 and 1991.

NOTES PAYABLE

  At January 29, 1994, $200 million in commercial paper was outstanding. The average amount of commercial paper outstanding during the year was $298 million, at a weighted average interest rate of 3.2%.
  Interest rate swaps were used to reduce interest rate exposure by effectively fixing the rate on $200 million of variable-rate commercial paper at approximately 8.6% until 1999. Subsequent to year end, the interest rate swaps were terminated at a premium of $22 million. The premium will be amortized into interest expense through 1999. It is anticipated that future interest rate savings will offset the premium amortization. At January 30, 1993,

NOTES PAYABLE CONTINUED

$200 million of commercial paper, which supported the underlying obligation of the swaps, was classified as long-term debt. Long-term revolving credit agreements backed the commercial paper.

LONG-TERM DEBT

  During 1993, $528 million of long-term debt was issued with maturities of 1996 to 2023 at rates ranging from 4.65% to 7.875%, with an average interest rate of 7.1%. At year-end, the weighted average interest rate on total long-term debt was 9.0% with an average maturity of 15 years. In 1993, the Corporation called $300 million of notes and debentures at 7.875% to 10.75% due 1996 to 2013. The replacement of this debt at lower interest rates results in current and future expense savings.








































  Long-term debt due beyond one year was:


- -------------------------------------------------------------------------------
                                                     JANUARY 29,     JANUARY 30,
LONG-TERM DEBT                                             1994            1993
- -------------------------------------------------------------------------------
Swapped commercial paper backed by revolving credit      $    -          $  200
4.65% to 10.0% unsecured notes and sinking
 fund notes and debentures due 1995 to 2023,
 and other debt                                           4,157           4,004
Capital lease obligations                                   122             126
- -------------------------------------------------------------------------------
Total                                                    $4,279          $4,330
===============================================================================


  At January 29, 1994, the fair value of the $4,157 million 4.65% to 10.0% unsecured notes, sinking fund notes and debentures, and other debt was approximately $4,799 million. The fair value of the $200 million swapped commercial paper was approximately $231 million at year-end. The fair value of the long-term debt and swaps was estimated using discounted cash flow analysis, based on the Corporation's current incremental borrowing rates for similar types of financial instruments. The carrying amounts of the Corporation's other borrowings, including the current portion of long-term debt, approximate their fair values.
  As a condition of certain borrowings, related land, buildings and equipment have been pledged as collateral. At year end, approximately $67 million of property and equipment served as collateral for these loans.
  Required principal payments on long-term debt over the next five years, excluding capital lease obligations, will be $168 million in 1994, $204 million in 1995, $68 million in 1996, $123 million in 1997 and $200 million in 1998.


              Dayton Hudson Corporation and Subsidiaries Page 27

          Consolidated Statements of Common Shareholders' Investment
- -------------------------------------------------------------------------------

                                                                   Additional
                                                        Common        Paid-in     Retained
(Millions of Dollars)                                    Stock        Capital     Earnings      Total
- -----------------------------------------------------------------------------------------------------
FEBRUARY 2, 1991                                           $71            $41       $1,936     $2,048
Consolidated net earnings                                    -              -          301        301
Dividends declared                                           -              -         (128)      (128)
Conversion of preferred stock                                -              2            -          2
Stock option activity                                        -              8            -          8
- -----------------------------------------------------------------------------------------------------
FEBRUARY 1, 1992                                            71             51        2,109      2,231
Consolidated net earnings                                    -              -          383        383
Dividends declared                                           -              -         (135)      (135)
Conversion of preferred stock                                -              3            -          3
Stock option activity                                        -              4            -          4
- -----------------------------------------------------------------------------------------------------
JANUARY 30, 1993                                            71             58        2,357      2,486
Consolidated net earnings                                    -              -          375        375
Dividends declared                                           -              -         (140)      (140)
Tax benefit on unallocated preferred share dividends         -              6            -          6
Conversion of preferred stock                                -              6            -          6
Stock option activity                                        1              3            -          4
- -----------------------------------------------------------------------------------------------------
JANUARY 29, 1994                                           $72            $73       $2,592     $2,737
=====================================================================================================

COMMON STOCK
     Authorized 500,000,000 shares, $1.00 par value; 71,525,082 shares issued and outstanding at January 29, 1994; 71,383,880 shares issued and outstanding at January 30, 1993.

PREFERRED STOCK
     Authorized 5,000,000 shares; Series B ESOP Convertible Preferred Stock $.01 par value, 425,979 shares issued and outstanding at January 29, 1994; 432,014 shares issued and outstanding at January 30, 1993. Each share converts into ten shares of the Corporation's common stock, has voting rights equal to the equivalent number of common shares, and is entitled to cumulative annual dividends of $56.20. Under certain circumstances, the shares may be redeemed at the election of the Corporation or the ESOP.

JUNIOR PREFERRED STOCK RIGHTS
     The Corporation declared a distribution of shares of preferred share purchase rights in 1986. Terms of the plan provide for a distribution of one preferred share purchase right for each outstanding share of Dayton Hudson common stock. Each right will entitle shareholders to buy one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $150, subject to adjustment. The rights will be exercisable only if a person or group acquires ownership of 20% or more of Dayton Hudson common stock or announces a tender offer to acquire 30% or more of the common stock.

The financial statements should be read in conjunction with the Notes and Analysis contained throughout pages 21-32.

              Dayton Hudson Corporation and Subsidiaries  Page 28

                              Notes and Analysis
- --------------------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)

STOCK OPTION PLAN

  The Corporation has a stock option plan for key employees. Grants have included stock options, performance shares and, beginning in 1993, restricted stock awards. Options have included Incentive Stock Options, Non-Qualified Stock Options or a combination of the two. Twelve months after the grant date 25% of the majority of options granted become exercisable with another 25% after each succeeding 12 months. These options are cumulatively exercisable and expire no later than 10 years after the date of the grant. Stock options are awarded at fair market value on the grant date. When exercised, proceeds are credited to common shareholders' investment and no expense is incurred.
  Beginning in 1993, the performance shares earned and restricted stock awarded generally vest at the end of a four-year period, at which time common stock is issued and placed in escrow, subject to further restrictions. Prior to 1993, performance shares earned were paid in cash and common stock. Compensation expense on performance shares and restricted stock awards is recorded based on the current market price of the Corporation's common stock and the extent to which certain goals are being met. Performance share and restricted stock award expense was less than $1 million in 1993, compared with $3 million and $1 million of performance share expense in 1992 and 1991, respectively.
  The number of shares of unissued common stock reserved for future grants under the plan was 3,106,901 at the end of 1993 and 3,396,070 at the end of 1992.

- -------------------------------------------------------------------------------------
OPTIONS, PERFORMANCE SHARES AND RESTRICTED STOCK AWARDS OUTSTANDING
- -------------------------------------------------------------------------------------
                                       OPTIONS
                      -----------------------------------------
                         NUMBER            PRICE   SHARES   PERFOR-  RESTRICTED
                             OF              PER    EXER-     MANCE       STOCK
                         SHARES            SHARE  CISABLE    SHARES      AWARDS
- -------------------------------------------------------------------------------
Feb. 2, 1991          1,072,349    $14.30-$75.50  571,948   219,091           -
Granted                 190,513     73.81- 75.19
Canceled                (49,706)    30.25- 75.50
Exercised              (141,990)    14.30- 69.56
- -------------------------------------------------------------------------------
Feb. 1, 1992          1,071,166     17.44- 75.50  561,774   190,215           -
Granted                 198,027     59.81- 67.63
Canceled                (14,666)    17.44- 75.50
Exercised              (100,109)    17.44- 53.19
- -------------------------------------------------------------------------------
Jan. 30, 1993         1,154,418     30.25- 75.50  590,807   207,758           -
Granted                 205,268     65.25- 83.25
Canceled                (16,856)    53.00- 78.00
Exercised               (70,009)    30.25- 75.50
- -------------------------------------------------------------------------------
JAN. 29, 1994         1,272,821    $30.25-$83.25  654,624   247,689      30,494
===============================================================================

PENSION PLANS

  The Corporation has three defined benefit pension plans which cover all employees who meet certain requirements of age, length of service and hours worked per year. The benefits provided are based upon years of service and the employee's compensation.
  Contributions to the pension plans are made solely by the Corporation. To compute net pension cost, the Corporation's actuarial consulting firm estimates the total benefits which will ultimately be paid to eligible employees and then allocates these costs to service periods.
  The period over which unrecognized pension costs and credits are amortized, including prior service costs and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits.
























- -------------------------------------------------------------------------------------
COMPONENTS OF NET PENSION EXPENSE                        1993        1992        1991
- -------------------------------------------------------------------------------------
Service cost-benefits earned during the period            $22         $19         $18
Interest cost on projected benefit obligation              32          30          26
Return on assets-current                                  (50)        (30)        (79)
                -deferred                                  14          (1)         50
Amortization of transitional asset                          -           -          (7)
- -------------------------------------------------------------------------------------
Net pension expense                                       $18         $18         $ 8
=====================================================================================

- -------------------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS                                    1993        1992        1991
- -------------------------------------------------------------------------------------
Discount rate                                               7-1/4%      8-1/2%      8-1/2%
Expected long-term rate of return on plan assets            9-1/2       9-1/2       9-1/2
Average assumed rate of compensation increase               5-1/4       7           7
=====================================================================================

  During 1993, the Corporation changed certain actuarial assumptions used in the calculation of its projected benefit obligation for the defined benefit plans. The net effect of these changes on future years' pension expense is not expected to be significant.

- ---------------------------------------------------------------------------
                                                                December 31,
FUNDED STATUS                                                  1993    1992
- ---------------------------------------------------------------------------
Actuarial present value of:
 Vested benefit obligation                                     $385    $297
 Accumulated benefit obligation                                 411     316
===========================================================================
 Projected benefit obligation                                   466     380
Fair market value of plans' assets*                             454     403
- ---------------------------------------------------------------------------
Plans' assets (less than)/in excess of projected
 benefit obligation                                             (12)     23
Unrecognized prior service cost                                   4       5
Unrecognized net actuarial loss/(gain)                           42      (4)
- ---------------------------------------------------------------------------
Prepaid pension asset                                          $ 34    $ 24
===========================================================================

*Plans' assets consist primarily of equity and fixed income securities.

              Dayton Hudson Corporation and Subsidiaries  Page 29

                              Notes and Analysis
- --------------------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)

SUPPLEMENTAL RETIREMENT PLAN

  The Corporation sponsors a defined contribution employee benefit plan. Employees who meet certain eligibility requirements of age, length of service and hours worked per year can participate in the plan by investing up to 15% of their compensation.
  The Corporation's match equals 100% of each employee's contribution up to 5% of each participant's total compensation, within ERISA limits. The Corporation's contribution to the plan is invested in the ESOP.
  In 1989, the Corporation lent $379 million to the ESOP at a 9% interest rate with an estimated maturity of 15 years. Proceeds from the loan were used by the ESOP to purchase 438,353 shares of Series B ESOP Convertible Preferred Stock of the Corporation. The original issue value of the ESOP preferred stock of $864.60 per share is guaranteed by the Corporation.
  The Corporation's contributions to the ESOP, plus dividends paid on preferred stock held by the ESOP, are used to repay the loan principal and interest. Cash contributed to the ESOP was $61 million each in 1993 and 1992, and $53 million in 1991. Dividends earned on shares held by the ESOP were $24 million each in 1993 and 1992, and $25 million in 1991. Benefits expense, calculated based on the shares allocated method, was $33 million, $28 million and $25 million in 1993, 1992 and 1991, respectively.
  In November 1993, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 93-6 "Employers' Accounting for Employee Stock Ownership Plans." The statement is effective for fiscal years beginning after December 15, 1993. Within the SOP, the Corporation may continue its current accounting.

POSTRETIREMENT HEALTH CARE BENEFITS

  Certain health care benefits are provided for retired employees. Employees eligible for retirement become eligible for these benefits if they meet minimum age and service requirements and agree to contribute a portion of the cost. The Corporation has the right to modify or terminate these benefits.

POSTRETIREMENT HEALTH CARE BENEFITS CONTINUED

- -----------------------------------------------------------------------
                                                            December 31,
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION            1993      1992
- -----------------------------------------------------------------------
Retirees                                                  $51       $52
Fully eligible active plan participants                    26        30
Other active plan participants                             14        14
Prior service cost                                         (7)       (6)
Unrecognized gain                                          14         4
- -----------------------------------------------------------------------
Total accumulated postretirement
 benefit obligation                                       $98       $94
=======================================================================

- --------------------------------------------------------------------------------
NET PERIODIC COST                                        1993      1992     1991
- --------------------------------------------------------------------------------
Service cost - benefits earned during the period           $1        $1       $1
Interest cost on accumulated benefit                        8         8        7
- --------------------------------------------------------------------------------
Net cost                                                   $9        $9       $8
================================================================================

























  An increase in the cost of covered health care benefits of 9.5% is assumed for fiscal 1994. The rate is assumed to decrease incrementally to 6% in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $7 million at year-end 1993 and the net periodic cost by $1 million for the year. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% for 1993 and 8.5% for 1992.
  During 1993, the Corporation changed certain actuarial assumptions used in the calculation of its projected benefit obligation for the postretirement health care benefits. The net effect of these changes on future years' results for the postretirement health care benefits is not expected to be significant.

SUMMARY OF OTHER ACCOUNTING POLICIES

  CONSOLIDATION. The financial statements include the accounts of the Corporation after elimination of material intercompany balances and transactions. All subsidiaries are wholly owned.
  FISCAL YEAR. Our fiscal year ends on the Saturday nearest January 31.

- ------------------------------------------------------------------------------------
FISCAL YEAR                             Ended                                  Weeks
- ------------------------------------------------------------------------------------
1993                               January 29, 1994                               52
1992                               January 30, 1993                               52
1991                               February 1, 1992                               52
====================================================================================

  Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

              Dayton Hudson Corporation and Subsidiaries  Page 30

                              Notes and Analysis
- --------------------------------------------------------------------------------
                 (Millions of Dollars, Except Per-Share Data)

QUARTERLY RESULTS (Unaudited)

  The same accounting policies are followed in preparing quarterly financial data as are followed in preparing annual data. Costs directly associated with revenues, such as cost of goods sold and percentage rent on leased stores, are allocated based on revenues. Certain other costs not directly associated with revenues, such as benefit plan expenses, bonuses and real estate taxes, are allocated evenly throughout the year.
  The table below summarizes results by quarter for 1993 and 1992:

- ----------------------------------------------------------------------------------------------------------------------------
                              First Quarter   Second Quarter      Third Quarter        Fourth Quarter          Total Year
                             1993      1992   1993       1992    1993       1992       1993       1992       1993       1992
- ----------------------------------------------------------------------------------------------------------------------------
Revenues                  $4,040     $3,719 $4,287     $3,967  $4,625     $4,340     $6,281     $5,901    $19,233    $17,927
Gross Profit(a)           $1,067     $1,009 $1,107     $1,068  $1,208     $1,151     $1,687     $1,570    $ 5,069    $ 4,798
Net Earnings              $   30     $   35 $   24     $   42  $   43     $   57     $  278     $  249    $   375    $   383
Earnings Per Share(b)     $  .35     $  .40 $  .28     $  .50  $  .53     $  .70     $ 3.62     $ 3.22    $  4.77    $  4.82
============================================================================================================================
Fully Diluted Average
  Common Shares
  Outstanding (Millions)    76.1       75.9   76.0       75.9    76.1       76.0       76.1       76.0       76.1       75.9
Dividends Declared Per
  Share                   $  .40     $  .38 $  .40     $  .38  $  .40     $  .38     $  .42     $  .40     $ 1.62     $ 1.54
Common Stock Price(c)
  High                    $   83-3/4 $   70 $   75     $   69  $   71-7/8 $   78-3/8 $   74-3/4 $   79-1/8 $   83-3/4 $   79-1/8
  Low                         69-1/8     60     63-1/4     59      65         61-7/8     65-7/8     72-1/2     63-1/4     59
============================================================================================================================

(a)  Gross profit is revenues less cost of retail sales, buying and occupancy.
(b) Earnings per share are computed independently for each of the quarters presented. The sum of the quarterly earnings per share may not equal the total-year amount due to the impact of changes in average quarterly shares outstanding.
(c) Dayton Hudson Corporation's common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange.

LIFO PROVISION

  The following table shows the quarterly pre-tax LIFO provision and its impact on earnings per share:

- -------------------------------------------------------------------------------
LIFO Expense/(Credit)*                  1993              1992             1991
- -------------------------------------------------------------------------------
                                         Per               Per              Per
Quarter (Unaudited)            Total   Share    Total    Share    Total   Share
- -------------------------------------------------------------------------------
First                           $  6   $ .05      $13     $.11     $ 16   $ .13
Second                             6     .05       15      .12       13     .11
Third                              3     .02        3      .02        3     .02
Fourth                          (106)   (.87)     (22)    (.18)     (70)   (.59)
- -------------------------------------------------------------------------------
Total year                      $(91)  $(.75)     $ 9     $.07     $(38)  $(.32)
===============================================================================

*LIFO expense/(credit) per share is computed based on fully diluted average shares outstanding during each period. The sum of quarterly LIFO expense per share may not equal the total-year amount due to the impact of changes in average shares outstanding.

  The fourth quarter 1993 LIFO credit was primarily the result of the adoption of internally-generated price indices at Mervyn's and DSD. Previously, Mervyn's and DSD used the Bureau of Labor Statistics' Department Stores Inventory Price Index to estimate retail price changes.

























  These internal price indices capture the inventory valuation impact of lower retail prices resulting from our value-pricing strategies. This change generated a LIFO credit of $77 million, or $.63 per share. The cumulative and prior years' effects of this change are not determinable. In addition to this change, the 1993 LIFO credit was affected by a lower-than-expected internally-generated price index at Target, partially offset by a substantial decline in inventory levels at Mervyn's.
  The 1992 LIFO expense, as compared with the 1991 credit, was primarily due to a higher internal price index at Target, partially offset by lower inflation at Mervyn's and DSD. The 1991 LIFO credit primarily reflects Target's adoption of an internally-generated price index.
  The LIFO provision is adjusted each quarter for estimated changes in year-end retail inflation rates, inventory levels and markup levels. A final adjustment is recorded in the fourth quarter for the difference between the prior quarters' estimates and actual total year LIFO expense.

                  Dayton Hudson Corporation and Subsidiaries  Page 31

                        Report of Independent Auditors
- --------------------------------------------------------------------------------

Board of Directors and Shareholders
Dayton Hudson Corporation

  We have audited the accompanying consolidated statements of financial position of Dayton Hudson Corporation and subsidiaries as of January 29, 1994 and January 30, 1993 and the related consolidated results of operations, cash flows and common shareholders' investment for each of the three years in the period ended January 29, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dayton Hudson Corporation and subsidiaries at January 29, 1994 and January 30, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 29, 1994, in conformity with generally accepted accounting principles.
  As discussed in the notes to the financial statements, the Corporation changed its method of estimating retail price indices used in its LIFO inventory valuation for Mervyn's and the Department Store Division in 1993.

/s/ Ernst & Young

Minneapolis, Minnesota
March 18, 1994

              Dayton Hudson Corporation and Subsidiaries  Page 32

                     Summary Financial and Operating Data
- --------------------------------------------------------------------------------


(Millions of Dollars, Except Per-Share Data)        1993        1992        1991        1990        1989(a)
- --------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
- --------------------------------------------------------------------------------------------------------
Revenues                                         $19,233      17,927      16,115      14,739      13,644
- --------------------------------------------------------------------------------------------------------
Cost of retail sales,
    buying and occupancy                         $14,164      13,129      11,751      10,652       9,890
- --------------------------------------------------------------------------------------------------------
Selling, publicity and administrative            $ 3,175       2,978       2,801       2,478       2,264
- --------------------------------------------------------------------------------------------------------
Depreciation                                     $   498         459         410         369         315
- --------------------------------------------------------------------------------------------------------
Interest expense, net                            $   446         437         398         325         267
- --------------------------------------------------------------------------------------------------------
Earnings from continuing operations
    before income taxes                          $   607         611         472         659         678
- --------------------------------------------------------------------------------------------------------
Income taxes                                     $   232         228         171         249         268
- --------------------------------------------------------------------------------------------------------
Net earnings:               Continuing (b)       $   375         383         301         412         410
- --------------------------------------------------------------------------------------------------------
                            Consolidated         $   375         383         301         412         410
- --------------------------------------------------------------------------------------------------------
FINANCIAL POSITION DATA
- --------------------------------------------------------------------------------------------------------
Working capital                                  $ 1,436       1,450       1,452       1,236         912
- --------------------------------------------------------------------------------------------------------
Property and equipment                           $ 5,947       5,563       5,102       4,525       3,523
- --------------------------------------------------------------------------------------------------------
Total assets                                     $10,778      10,337       9,485       8,524       6,684
- --------------------------------------------------------------------------------------------------------
Long-term debt                                   $ 4,279       4,330       4,227       3,682       2,510
- --------------------------------------------------------------------------------------------------------
Convertible preferred stock                      $   368         374         377         379         379
- --------------------------------------------------------------------------------------------------------
Common shareholders' investment                  $ 2,737       2,486       2,231       2,048       1,753
- --------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
- --------------------------------------------------------------------------------------------------------
Fully diluted net earnings per share:
                            Continuing (b)       $  4.77        4.82        3.72        5.20        5.35
- --------------------------------------------------------------------------------------------------------
                            Consolidated         $  4.77        4.82        3.72        5.20        5.35
- --------------------------------------------------------------------------------------------------------
Cash dividend declared                           $  1.62        1.54        1.46        1.35        1.17
- --------------------------------------------------------------------------------------------------------
Market price - high                              $    83-3/4      79-1/8      80          78-1/8      66-3/8
- --------------------------------------------------------------------------------------------------------
Market price - low                               $    63-1/4      59          56-3/8      47          43
- --------------------------------------------------------------------------------------------------------
Market price - close                             $    65-7/8      77-3/4      65-1/8      65-3/4      61-3/4
- --------------------------------------------------------------------------------------------------------
Common shareholders' investment                  $ 38.27       34.83       31.31       28.82       24.73
- --------------------------------------------------------------------------------------------------------

The Summary Financial and Operating Data should be read in conjunction with the Financial Statements, Notes and Analysis on pages 21-32.

(a)  Consisted of 53 weeks.
(b) Includes cumulative income effect of two accounting changes, net, of $2 million ($.03 per share) in 1990.

              Dayton Hudson Corporation and Subsidiaries  Page 33

DAYTON HUDSON CORPORATION 1993 FACTS

. One of America's largest general merchandise retailers with revenues of $19.2 billion.
. More than 80% of revenues derived from discount and moderate-price retailing. . Serves a wide range of consumers through 893 stores housing 94 million square feet of retail space in 33 states.
. Among America's 20 largest private employers, with a workforce totaling
  174,000.
. Largest commitment to community giving of any major general merchandise retailer with 1993 giving of $24.0 million. Only major retailer to invest five percent of its federally taxable income in social action and arts programs in store communities.

TARGET

Target is an upscale discounter which provides quality merchandise at attractive prices in clean, spacious and customer-friendly stores. It has 554 stores coast-to-coast.

(Millions of Dollars)       1993     1992     1991
- -----------------------  -------  -------  -------
Revenues                 $11,743  $10,393   $9,041
- --------------------------------------------------
Operating Profit         $   662  $   574   $  458
- --------------------------------------------------
Stores                       554      506      463
- --------------------------------------------------
Retail Square Feet*       58,087   52,211   47,086

MERVYN'S

Mervyn's is a moderate-priced family department store chain specializing in soft goods. The division operates 276 stores in 15 states in the Northwest, West, Southwest, Southeast, and Michigan.

(Millions of Dollars)       1993     1992     1991
- -----------------------  -------  -------  -------
Revenues                  $4,436   $4,510   $4,143
- --------------------------------------------------
Operating Profit          $  179   $  284   $  284
- --------------------------------------------------
Stores                       276      265      245
- --------------------------------------------------
Retail Square Feet*       22,273   21,305   19,479












































DEPARTMENT STORES

The Department Store Division emphasizes fashion leadership, quality merchandise and superior customer service. The Division operates 63 full-service, full-line department stores through three store groups predominantly in nine Midwestern states: 19 Dayton's stores, 21 Hudson's stores and 23 Marshall Field's stores.

(Millions of Dollars)       1993     1992     1991
- -----------------------  -------  -------  -------
Revenues                  $3,054   $3,024   $2,931
- --------------------------------------------------
Operating Profit          $  268   $  228   $  168
- --------------------------------------------------
Stores                        63       63       62
- --------------------------------------------------
Retail Square Feet*       13,824   13,846   13,744

*In thousands, reflects total square feet less office, warehouse and vacant space.

              Dayton Hudson Corporation and Subsidiaries  Page 34

TARGET LOCATIONS

                          Retail Sq. Ft.        No.
                            in thousands  of stores
Arizona                            1,921         18
Arkansas                             186          2
California                        12,127        115
Colorado                           1,887         18
Florida                            4,822         44
Georgia                            1,469         15
Idaho                                309          3
Illinois                           3,211         28
Indiana                            2,692         30
Iowa                               1,554         17
Kansas                               305          3
Kentucky                             556          6
Louisiana                            202          2
Michigan                           3,563         34
Minnesota                          4,467         38
Missouri                             840          8
Montana                              182          2
Nebraska                             597          6
Nevada                               842          8
New Mexico                           403          4
North Carolina                       479          5
North Dakota                         416          4
Ohio                                 809          7
Oklahoma                             779          8
Oregon                               828          8
South Carolina                       297          3
South Dakota                         391          4
Tennessee                          1,298         13
Texas                              6,713         63
Washington                         1,835         18
Wisconsin                          1,925         18
Wyoming                              182          2
- ---------------------------------------------------
Total                             58,087        554


MAJOR MARKETS
Greater Los Angeles                   60
Minneapolis/St. Paul                  28
Chicago                               18
Dallas/Ft. Worth                      17
Detroit                               17
Houston                               17
San Francisco Bay Area                17
Atlanta                               14
Miami/Ft. Lauderdale                  13
Phoenix                               13
Denver                                12
San Diego                             12
Seattle/Tacoma                        10





































MERVYN'S LOCATIONS

                          Retail Sq. Ft.             No.
                            in thousands       of stores
Arizona                            1,154              14
California                         9,558             123
Colorado                             927              12
Florida                            1,634              18
Georgia                              487               6
Idaho                                 83               1
Louisiana                            538               7
Michigan                           1,175              15
Nevada                               412               6
New Mexico                           180               2
Oklahoma                             270               3
Oregon                               479               6
Texas                              3,331              41
Utah                                 678               7
Washington                         1,367              15
- --------------------------------------------------------
Total                             22,273             276

MAJOR MARKETS
Greater Los Angeles                   47
San Francisco Bay Area                22
Dallas/Ft. Worth                      13
Miami/Ft. Lauderdale                  13
San Diego                             11
Phoenix                               10
Detroit                                9
Houston                                9
Seattle/Tacoma                         8
Atlanta                                6
Denver                                 7
Salt Lake City                         6
Sacramento                             7

























































DEPARTMENT STORE LOCATIONS

                        Retail Sq. Ft.              No.
                          in thousands        of stores
DAYTON'S
Minnesota                        2,748              12
North Dakota                       299               3
South Dakota                       102               1
Wisconsin                          349               3

HUDSON'S
Indiana                            246               2
Michigan                         4,315              18
Ohio                               187               1

MARSHALL FIELD'S
Illinois                         3,944              15
Ohio                               201               1
Texas                              721               4
Wisconsin                          712               3
- ------------------------------------------------------
Total                           13,824              63

MAJOR MARKETS
Chicago                             14
Minneapolis/St. Paul                10
Detroit                              9

                  Dayton Hudson Corporation and Subsidiaries  Page 35