Form 10-K, Exhibit 13
period 1995-01-28
DAYTON HUDSON CORP
filed 1995-04-18
CIK 27419

                                                                   EXHIBIT 13

                            ANALYSIS OF OPERATIONS
                 (Millions of Dollars, Except Per Share Data)


  We reported record revenues, operating profit, earnings and fully diluted earnings per share in 1994. Net earnings grew 16% to $434 million compared with $375 million in 1993 and $383 million in 1992. Fully diluted earnings per share were $5.52 in 1994 versus $4.77 in 1993 and $4.82 in 1992.

  In 1994, all three operating divisions reported an increase in operating profit. Operating profit is LIFO earnings from operations before corporate expense, interest and income taxes. Target maintained its strong earnings momentum, while Mervyn's performance improved and the Department Store Division
(DSD) recorded another year of solid performance.

  Total operating profit grew 9% to $1,208 million compared with $1,109 million in 1993 and $1,086 million in 1992. Target had another record year with an 11% increase in operating profit, while Mervyn's increased 15% and DSD increased 1% to a new record. Operating profit in 1994 was affected by a substantial decrease in the year-over-year LIFO credit. The pre-tax LIFO credit in 1994 was $19 million versus $91 million in 1993.

  The earnings variance analysis, presented below, and associated discussion represents management's view of the business and differs from the classifications in the Consolidated Results of Operations. Revenues include sales, as well as finance charges and other revenues. The gross margin rate includes cost of retail sales and excludes buying and occupancy costs. The operating expense rate includes buying and occupancy costs; selling, publicity and administrative expenses excluding start-up and corporate and other expense; depreciation and taxes other than income taxes. Start-up expenses are costs associated with opening new stores and remodeling existing stores.

  Due to significant growth at Target, our lowest margin division, the Corporation's overall revenue growth and operating expense rate were favorably affected, while the gross margin rate was unfavorably affected. We expect these trends to continue.

  The table below identifies the major factors in the change in earnings per share:

- ----------------------------------------------------------------------
EARNINGS VARIANCE ANALYSIS          1994 VS. 1993       1993 vs. 1992
- ----------------------------------------------------------------------
Prior year's earnings per share             $4.77               $4.82
Change due to:
  Revenues                                   1.17                 .59
  Gross margin rate                          (.05)               (.52)
  Operating expense rate                     (.19)               (.02)
  Start-up expenses                          (.14)                .06
  Interest expense, net                       .13                (.08)
  Corporate and other expense, net           (.07)               (.03)
  Income tax rate                            (.10)               (.05)
- ----------------------------------------------------------------------
EARNINGS PER SHARE                          $5.52               $4.77
- ----------------------------------------------------------------------

                  Dayton Hudson Corporation and Subsidiaries

                            ANALYSIS OF OPERATIONS
                 (Millions of Dollars, Except Per Share Data)


REVENUES

  The Corporation reported an 11% increase in total revenues and a 5% increase in comparable-store revenues in 1994 despite continued deflation of retail prices at each of the operating divisions. Comparable-store revenues are revenues from stores open longer than a year. Target's strong revenue increase reflected both new and existing store growth, effective advertising and superior merchandising execution. Mervyn's revenue showed a modest improvement due primarily to new store growth. DSD's revenue increase was mainly due to growth in home and moderate-price merchandise. The operating divisions' revenues were also aided by increases in finance charge revenues associated with growth in our proprietary credit card operations.

  The 1993 overall revenue growth reflected Target's new store expansion and the continued success of its value-pricing strategy, along with DSD's additional promotional events. Mervyn's revenue decline reflected the effect of orienting its guests to a more balanced value-pricing and promotional strategy. Additionally, both Target and Mervyn's results were impacted by their substantial presence in the California market, which remained depressed throughout the majority of 1993.

- ----------------------------------------------------
REVENUE GROWTH               1994              1993
- ----------------------------------------------------
                     ALL     COMP.     All     Comp.
                  STORES   STORES   Stores   Stores
- ----------------------------------------------------
Target                16%       7%      13%       5%
Mervyn's               3        -       (2)      (6)
DSD                    3        3        1        1
- ----------------------------------------------------
Total                 11%       5%       7%       1%
- ----------------------------------------------------

  One measure used to evaluate store productivity is revenues per square foot. Higher revenues per square foot at Target reflected solid base business growth, partially offset by the inherent lower productivity of new stores. Mervyn's decline primarily represented the inherent lower productivity of new stores in conjunction with unchanged comparable-store revenues. DSD's growth was due to higher revenues on an unchanged square footage base.

- ------------------------------------------------
REVENUES PER SQUARE FOOT*
(Dollars)                     1994   1993   1992
- ------------------------------------------------
Target                       $ 222  $ 213  $ 209
Mervyn's                       200    204    223
DSD                            228    221    219
- ------------------------------------------------

* Thirteen-month average retail square feet.

GROSS MARGIN RATE

  The overall gross margin rate was essentially unchanged in 1994 reflecting substantially improved markdowns at each of the operating divisions, offset by a significantly lower LIFO credit of $19 million compared with $91 million last year.

. TARGET'S value-pricing strategy generated a favorable impact on its 1994 gross margin rate. A significant improvement in promotional markdowns was partially offset by a somewhat lower, stabilizing markup. Despite this, its gross margin rate declined during 1994 reflecting a significantly lower LIFO credit.

. MERVYN'S gross margin rate reflected a solid improvement in 1994 due to improved markdowns, partially offset by lower markup. During the year the competitive pricing strategy was further refined, reducing initial retail prices, while promotional markdowns improved. Also, the gross margin rate benefitted from lower clearance markdowns associated with improved inventory management.

. DSD'S gross margin rate was essentially unchanged in 1994. A significant improvement in the clearance markdown rate was offset by a lower LIFO credit and somewhat higher promotional markdowns reflecting incremental sale events.

  The 1993 overall gross margin rate declined reflecting our lowering of initial retail prices to meet the needs of value-conscious consumers, partially offset by a substantial LIFO credit. Target's gross margin rate declined in 1993 reflecting the ongoing impact of its value-pricing strategy, partially offset by improvement in the promotional markdown rate and a substantial LIFO credit. Mervyn's 1993 gross margin rate decline was the result of higher clearance markdowns associated with reducing inventories. DSD's gross margin rate improved in 1993 due to lower cost of merchandise and a LIFO credit.

                  Dayton Hudson Corporation and Subsidiaries

                            ANALYSIS OF OPERATIONS
                 (Millions of Dollars, Except Per Share Data)


GROSS MARGIN RATE (CONTINUED)
  Looking forward, with an increasing percentage of overall growth coming from Target, the gross margin rate is expected to decline over time.

  The LIFO provision was as follows:

- -----------------------------------------------------------------
LIFO PROVISION: CREDIT/(EXPENSE)           1994     1993     1992
- -----------------------------------------------------------------
Target                                        -     $ 62    $  (2)
Mervyn's                                   $  8        7        4
DSD                                          11       22      (11)
- -----------------------------------------------------------------
Total                                      $ 19     $ 91    $  (9)
- -----------------------------------------------------------------
Per Share                                  $.15     $.75    $(.07)
- -----------------------------------------------------------------

  The 1994 LIFO credit reflected higher inventory levels associated with new store growth as well as deflation in retail prices associated with our value-pricing strategies, although at a much slower, stabilizing rate. The 1993 LIFO credit reflected the adoption of internally-generated price indices at Mervyn's and DSD associated with their lowering of retail prices and deflation in Target's internal price index, partially offset by a substantial decline in inventory levels at Mervyn's. The 1992 LIFO expense was primarily due to inflation at Mervyn's and DSD, partially offset by an increase in inventory levels at Mervyn's and deflation in prices at Target.

   The LIFO provision is calculated based on internally-generated price indices, inventory levels and markup levels.


OPERATING EXPENSE RATE

  The overall operating expense rate increased in 1994 despite strong expense management at each of the operating divisions. The higher operating expense rate primarily reflected additional advertising expense at Mervyn's and DSD and charges associated with the closing and relocation of certain Target stores. Each of the operating divisions will continue to focus on expense disciplines and will benefit from our pursuit of a boundaryless organization by sharing resources and expertise between divisions.

. TARGET'S operating expense rate was essentially unchanged in 1994. The benefits of sales leverage and expense efficiencies were offset by an incremental $32 million, or $.26 per share, charge for strategic store closings and relocations. Looking forward, Target will continue to aggressively reposition its stores to more strategic locations and close under-performing stores, although future annual charges are not expected to be as significant as in 1994.

. MERVYN'S operating expense rate increased significantly in 1994 due to additional advertising expense, lower sales leverage and a charge of approximately $20 million, or $.16 per share, for the Colorado Project. The Colorado Project was the remodeling, remerchandising and grand opening of 11 Colorado stores used as the laboratory for new store design and merchandising strategies. Mervyn's continues to focus on expense control.

. DSD'S operating expense rate was higher in 1994 due to increased advertising expenses associated with incremental promotional events somewhat offset by expense efficiencies.

  The 1993 operating expense rate included a pre-tax charge of $22 million, or $.18 per share, from the Los Angeles earthquake substantially offset by solid expense management at each of the operating divisions. Target's operating expense rate improved in 1993, reflecting favorable sales leveraging and expense efficiencies within the stores, partially offset by charges related to the earthquake. Despite its continued focus on expense control, Mervyn's operating expense rate deteriorated in 1993 due to slightly higher operating expenses on a substantially lower revenue base, as well as charges associated with the earthquake. DSD's operating expense rate improved in 1993 due to distribution expense efficiencies, partially offset by increased advertising expense.

                  Dayton Hudson Corporation and Subsidiaries

                            ANALYSIS OF OPERATIONS
                 (Millions of Dollars, Except Per Share Data)


START-UP EXPENSES

  Start-up expenses rose in 1994 due to growth in the number of new stores at Target and increased remodeling expenses at Mervyn's and DSD. Start-up expenses declined in 1993 compared with 1992 due to fewer new stores. A total of 72 new stores were opened in 1994 compared with 62 stores in 1993 and 68 stores in 1992. Start-up expenses are generally recognized evenly throughout the year in which the expenses are incurred.


INTEREST EXPENSE

  Interest expense decreased $20 million in 1994 as a result of lower average financing requirements and a lower average portfolio interest rate. The lower rate reflected a modest increase in lower cost floating-rate debt. The interest expense increase in 1993 was due to additional debt required to finance new stores and store-remodeling programs partially offset by lower interest rates.

  In 1995, interest expense is expected to increase reflecting additional borrowing requirements for the funding of new stores, remodeling programs and internal credit expansion. Although we plan to increase floating rate debt modestly in 1995, we do not anticipate material changes in our average portfolio interest rate.


CORPORATE AND OTHER EXPENSE, NET

  Corporate and other expense includes corporate headquarters expense, corporate charitable contributions to support our giving program of 5% of federally taxable income and a variety of other items.

  Included in 1994 corporate and other expense was a pre-tax charge of $10 million, or $.08 per share, for the consolidation of the Corporation's credit operations. The charge primarily represents severance and benefits for approximately 500 employees. The consolidation of two credit operations into one is expected to be completed by Summer 1995. The consolidation is expected to result in cost savings and create a cross-divisional source of credit information.


INCOME TAX RATE

 The effective tax rates were as follows:

- ------------------------------------------------------------------
                                1994         1993          1992
- ------------------------------------------------------------------
Effective tax rate              39.2%        38.2%         37.3%
- ------------------------------------------------------------------

  The increase in the 1994 effective tax rate compared with 1993 reflected the one-time benefit in 1993 from the adoption of SFAS No. 109, "Accounting for Income Taxes." While the 1993 tax rate benefitted from this adoption, the increase over 1992 reflected the one percentage point rise in the federal statutory tax rate and the associated increase to deferred tax balances, as well as the reduced financial reporting deductibility of preferred stock dividends associated with SFAS No. 109.


FOURTH QUARTER RESULTS

  Due to the seasonal nature of the retail industry, fourth quarter results represent a substantially larger share of the total year operating results due to the inclusion of the Christmas season.

  The Corporation's fourth quarter earnings per share were $3.62, essentially unchanged from the same quarter last year despite a pre-tax LIFO credit of $9 million, or $.07 per share, in 1994 versus $106 million, or $.87 per share, in 1993. Net earnings were $279 million for the quarter compared with $278 million in 1993. Operating profit showed a slight increase in the quarter, with strong operating results more than offsetting the effect of a significantly lower LIFO credit.

. TARGET'S modest operating profit increase reflected a 16% revenue increase partially offset by a lower gross margin rate and a higher operating expense rate. Comparable-store revenues increased 7%. Despite a modest improvement in the markdown rate, Target's gross margin rate declined, reflecting a significant year-to-year change in the LIFO provision.

. MERVYN'S operating profit increased as total revenues rose 5% and comparable-store revenues were up 2%. The gross margin rate improved as a substantially lower markdown rate was partially offset by a significantly lower LIFO credit. The operating expense rate increased slightly.

. DSD'S operating profit declined moderately in the fourth quarter reflecting a significant decline in the LIFO credit. Partially offsetting the gross margin rate decline were improved total and comparable-store revenues of 3% and an improved operating expense rate due to store operational efficiencies.

                  Dayton Hudson Corporation and Subsidiaries

                        ANALYSIS OF FINANCIAL CONDITION
                 (Millions of Dollars, Except Per Share Data)


  In 1994, we strengthened our financial condition through solid financial performance and improved inventory and payables control. Cash flow from earnings and depreciation grew 11% in 1994 to $965 million. Internally-generated funds continue to be an important component of our capital resources.

  Accounts receivable growth in 1994 reflected the expansion of our proprietary credit card operations. In 1994 we changed payment terms on DSD's and Mervyn's internal credit cards and began testing a Target card. This grew accounts receivable balances, finance charge revenues and late fees. The growth of accounts receivable in 1995 is expected to continue, comparable to the growth experienced in 1994.

  Inventories were well controlled throughout 1994.  The increase in 1994 year-
end inventories primarily reflected new store growth.   Inventory turnover
improved in 1994, the result of better merchandising execution at each operating division and a greater mix of our business shifting to Target. In conjunction with a faster inventory turn, our accounts payable leveraging also improved.

  Capital expenditures for 1994 were $1,095 million, of which 77% were made by Target, 13% by Mervyn's, 9% by DSD and 1% by Corporate. During 1994, Target added 60 new stores and Mervyn's opened 12 new stores. Nearly 65% of total capital expenditures were for building new stores, 21% for store remodeling and 14% for distribution and systems. Over the past five years, Target's square footage has grown at a compound annual rate of 10% and is expected to continue into the future.

  Capital expenditures for 1995 are expected to be several hundred million dollars higher than 1994 capital expenditures. We continue to invest in each of our operating companies, however, most new store capital continues to be allocated to Target due to its proven record of successful expansion and profitable growth. The 1995 store opening plans are for 60-70 new Target stores, 11 new Mervyn's stores and one new department store. Expansion into major new markets initially includes Target's six stores in Cleveland/Akron and Mervyn's seven stores in Minneapolis/St. Paul.

  Our capital expenditure priorities are as follows:

. REMODEL existing facilities to maintain and expand current market share. . IMPROVE DISTRIBUTION AND SYSTEMS to support sales growth.
. BUILD STORES IN EXISTING MARKETS to increase market share as well as leverage our existing expense structure.
. BUILD STORES IN NEW MARKETS to enhance growth and increase overall market share.

  Due to sufficient capital resources, we were able to maintain our capital expenditure priorities while allocating the majority of our spending towards new store growth. In order to retain flexibility, at January 28, 1995 only $367 million was committed for future capital expenditures.

  The Corporation's financing strategy is to ensure liquidity and access to capital markets, to control the amount of floating rate debt and to maintain a balanced spectrum of maturities. Within these parameters, we seek to minimize our cost of borrowing.

  A key to the Corporation's liquidity and capital market access is maintenance of strong investment grade debt ratings. Our long-term debt ratings remained at A+, A3 and A from Duff & Phelps, Moody's and Standard & Poor's, respectively. Our commercial paper debt ratings remained at D-1+, P-2 and A-1 from these same firms, respectively. Additional liquidity is provided by a total of $1 billion in committed lines of credit. Further lines may be put in place in 1995.

  In 1994, in addition to internally-generated funds, the Corporation's debt increased $251 million, net of investments, to fund cash needs. During 1993 and 1992, internally-generated funds were sufficient to meet the Corporation's cash needs. In 1995, we expect debt to increase by a greater amount than 1994 as we fund our store expansion and continued growth of the accounts receivable portfolio.

                  Dayton Hudson Corporation and Subsidiaries

                             PERFORMANCE OBJECTIVES
                  (Millions of Dollars, Except Per Share Data)


SHAREHOLDER RETURN

  Management's primary objective is to maximize shareholder value over time. This is accomplished through a combination of dividend income and share price appreciation while a prudent and flexible capital structure is maintained.

  On this basis our total return to shareholders in 1994 was approximately 7%. During this same period the total return on the Standard & Poor's 500 was approximately 1%, while many large retailers experienced negative returns.

GENERATING SHAREHOLDER VALUE

  We manage a portfolio of three retail concepts, each of which is uniquely positioned for our guests. In addition, each fills a unique role in support of our primary objective. Target is our largest and fastest growing format. We believe Mervyn's holds great promise to significantly improve its performance over the next several years. Our Department Store Division produces substantial cash flow in excess of its capital reinvestment requirements.

  The internal measurement we will begin to use in 1995 to evaluate performance and guide our capital investment decisions is a form of Economic Value Added(R) (EVA(R)). EVA(R) is after-tax operating profit less a capital charge for all investment employed. The capital charge is our after-tax cost of debt and equity capital which has been adjusted for the age of our stores, recognizing that mature stores naturally have higher returns than newly opened stores. When EVA(R) is positive we believe we are generating value which will flow to our shareholders. We generated positive EVA(R) in 1994, 1993 and 1992, and expect continued improvement in 1995. A significant portion of executive incentive compensation will be tied to achievement of targeted levels of annual EVA(R).

  During 1994 and in previous years, we used Return on Investment (ROI) as the internal measurement tool. ROI was 8.5%, 8.3% and 8.9% for 1994, 1993 and 1992, respectively.

FINANCIAL OBJECTIVES

  We believe that managing our business with a focus on EVA(R) will assist us in achieving our objective of a compound growth in earnings per share of 15% per year over time. In 1994, earnings per share were $5.52, representing a 16% increase over 1993. We intend to produce these results over time, while maintaining a year-end debt ratio in the range of 45% to 65%. We continued to operate in this range in 1994, ending the year with a debt ratio of 57%.

- ---------------------------------------------------------------
DEBT RATIO                              1994     1993     1992
- ---------------------------------------------------------------
DEBT AND EQUIVALENTS
 Current portion of long-term debt
     and notes payable (a)            $  209   $  373   $  394
 Long-term debt (a)                    4,488    4,279    4,330
 Present value of operating leases       601      504      419
- ---------------------------------------------------------------
 Total                                $5,298   $5,156   $5,143
- ---------------------------------------------------------------
CAPITALIZATION
 Debt and equivalents                 $5,298   $5,156   $5,143
 Deferred income taxes and other         582      536      450
 Convertible preferred stock             360      368      374
 Common shareholders' investment       3,043    2,737    2,486
- ---------------------------------------------------------------
 Total                                $9,283   $8,797   $8,453
- ---------------------------------------------------------------

YEAR-END DEBT RATIO (b)                   57%      59%      61%
- ---------------------------------------------------------------

(a) Includes capital leases.

(b) The debt ratio includes the impact of off-balance sheet operating leases. When calculated on a balance sheet basis only, year-end debt ratios were 54%, 56% and 59% for 1994, 1993 and 1992, respectively.




(R) Economic Value Added and EVA are registered trademarks.

                  Dayton Hudson Corporation and Subsidiaries

                                INTERNAL CREDIT
                  (Millions of Dollars, Except Per Share Data)


  Internal credit strategically supports our core retail operations and, in itself, has been profitable. By expanding our credit operations we not only earned an attractive return on credit, but retail operating profit was also enhanced through incremental sales.

  The credit operations have different performance characteristics than our retail operations. Because of the stability of returns, our credit operation's can support a debt ratio of 88%, which is similar to a finance company. This higher leveraging rate results in a 6% after-tax cost of capital for our credit operations as compared to 10% for our retail operations.

- ---------------------------------------------------
DEBT RATIOS                     1994   1993   1992
- ---------------------------------------------------
Credit debt ratio                 88%    88%    88%
Retail debt ratio                 50     53     55
- ---------------------------------------------------
Total Corporation Debt Ratio      57%    59%    61%
- ---------------------------------------------------

  In 1994, the operating profit of our credit operations increased to $170 million due primarily to improved finance charge revenues and late fees. The credit operations after-tax returns were greater than the credit cost of capital, resulting in a continued increase in positive EVA(R). The following table illustrates the results of our credit operations:

- -----------------------------------------------------------------
CREDIT OPERATING PROFIT                      1994    1993    1992
- -----------------------------------------------------------------
REVENUES:
  Finance charge revenues and late fees    $  248  $  200  $  191
  Merchant and deferred billing fees           65      63      62
- -----------------------------------------------------------------
  Total                                       313     263     253
- -----------------------------------------------------------------

EXPENSES:
  Bad debt provision                           66      53      56
  Operating expenses                           77      70      68
- -----------------------------------------------------------------
  Total                                       143     123     124
- -----------------------------------------------------------------
Credit Operating Profit                    $  170  $  140  $  129
- -----------------------------------------------------------------
Average accounts receivable balance        $1,504  $1,329  $1,298
- -----------------------------------------------------------------

  Merchant fees represent the sales discount fees charged to our retail operations. Deferred billing fees represent charges for carrying non-revenue earning revolving balances. Both the merchant and deferred billing fees are intercompany transfer prices that are eliminated in consolidation. Operating expenses, measured on an all-inclusive basis, represent expenses for granting and operating credit.

  In 1995, we will finalize the consolidation of the credit operations, which will provide efficiencies as well as lower overall operating expenses. Recognizing credit's strategic support of our core retail operations, credit revenue and operating profit continue to be recorded in each of the operating divisions results.

                  Dayton Hudson Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Millions of Dollars, Except Per Share Data)


BUSINESS SEGMENTS                               1994      1933      1992
- ------------------------------------------------------------------------

REVENUES
Target                                       $13,600   $11,743   $10,393
Mervyn's                                       4,561     4,436     4,510
Department Store Division                      3,150     3,054     3,024
Other                                              -         -         -
- ------------------------------------------------------------------------
Total                                        $21,311   $19,233   $17,927
- ------------------------------------------------------------------------

OPERATING PROFIT
Target                                       $   732   $   662   $   574
Mervyn's                                         206       179       284
Department Store Division                        270       268       228
- ------------------------------------------------------------------------
Total                                          1,208     1,109     1,086
Interest expense, net                            426       446       437
Corporate and other                               68        56        38
- ------------------------------------------------------------------------
Earnings before income taxes                 $   714   $   607   $   611
- ------------------------------------------------------------------------

OPERATING PROFIT AS A PERCENT OF REVENUES
Target                                           5.4%      5.6%      5.5%
Mervyn's                                         4.5       4.0       6.3
Department Store Division                        8.6       8.8       7.5
- ------------------------------------------------------------------------

ASSETS
Target                                       $ 6,247   $ 5,495   $ 4,913
Mervyn's                                       2,917     2,750     3,042
Department Store Division                      2,392     2,240     2,292
Corporate and other                              141       293        90
- ------------------------------------------------------------------------
Total                                        $11,697   $10,778   $10,337
- ------------------------------------------------------------------------

DEPRECIATION
Target                                       $   293   $   263   $   236
Mervyn's                                         145       146       135
Department Store Division                         92        88        87
Corporate and other                                1         1         1
- ------------------------------------------------------------------------
Total                                        $   531   $   498   $   459
- ------------------------------------------------------------------------

CAPITAL EXPENDITURES
Target                                       $   842   $   716   $   571
Mervyn's                                         146       180       294
Department Store Division                         96        80        72
Corporate and other                               11         2         1
- ------------------------------------------------------------------------
Total                                        $ 1,095   $   978   $   938
- ------------------------------------------------------------------------

                  Dayton Hudson Corporation and Subsidiaries

                       CONSOLIDATED RESULTS OF OPERATIONS
                  (Millions of Dollars, Except Per Share Data)


                                                    1994     1993     1992
- --------------------------------------------------------------------------
REVENUES                                         $21,311  $19,233  $17,927
COSTS AND EXPENSES
 Cost of retail sales, buying and occupancy       15,636   14,164   13,129
 Selling, publicity and administrative             3,631    3,175    2,978
 Depreciation                                        531      498      459
 Interest expense, net                               426      446      437
 Taxes other than income taxes                       373      343      313
- --------------------------------------------------------------------------
 Total Costs and Expenses                         20,597   18,626   17,316
- --------------------------------------------------------------------------
Earnings Before Income Taxes                         714      607      611
Provision for Income Taxes                           280      232      228
- --------------------------------------------------------------------------
NET EARNINGS                                     $   434  $   375  $   383
- --------------------------------------------------------------------------
PRIMARY EARNINGS PER SHARE                       $  5.77  $  4.99  $  5.02
FULLY DILUTED EARNINGS PER SHARE                 $  5.52  $  4.77  $  4.82
- --------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING (Millions):
 Primary                                            72.0     71.8     71.6
 Fully Diluted                                      76.3     76.1     75.9
- --------------------------------------------------------------------------

See Notes to Consolidated Financial Statements contained throughout pages 21-32.

                  Dayton Hudson Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Millions of Dollars, Except Per Share Data)


REVENUES

  Finance charge revenues and late fees on internal credit sales were $248 million on sales of $3.6 billion in 1994, $200 million on sales of $3.5 billion in 1993 and $191 million on sales of $3.5 billion in 1992. Lease department sales were $156 million, $165 million and $163 million in 1994, 1993, and 1992, respectively.

INCOME TAXES

  Reconciliation of tax rates is as follows:
- ---------------------------------------------------------------------
PERCENT OF EARNINGS BEFORE INCOME TAXES           1994   1993   1992
- ---------------------------------------------------------------------
Federal statutory rate                            35.0%  35.0%  34.0%
State income taxes, net of federal tax benefit     4.7    4.6    4.7
Cumulative effect of adopting SFAS No. 109           -   (1.4)     -
Targeted Jobs Tax Credits                          (.7)   (.4)   (.5)
Dividends on preferred stock                       (.6)   (.5)  (1.5)
Other                                               .8     .9     .6
- ---------------------------------------------------------------------
Effective tax rate                                39.2%  38.2%  37.3%
- ---------------------------------------------------------------------

  The components of the provision for income taxes were:

- ---------------------------------------------
INCOME TAX PROVISION:
EXPENSE/(BENEFIT)         1994    1993   1992
- ---------------------------------------------
Current:
 Federal                 $ 262   $ 166  $ 176
 State                      59      37     41
- ---------------------------------------------
                           321     203    217
- ---------------------------------------------
Deferred:
 Federal                   (34)     23      8
 State                      (7)      6      3
- ---------------------------------------------
                           (41)     29     11
- ---------------------------------------------
Total                    $ 280   $ 232  $ 228
- ---------------------------------------------

  The components of the net deferred tax liability were:

- -------------------------------------------------------------------
                                           JANUARY 28,   January 29,
NET DEFERRED TAX LIABILITY                       1995          1994
- -------------------------------------------------------------------
Gross deferred tax liabilities:
 Property and equipment                         $ 311         $ 304
 Inventory                                         34            37
 Other                                             45            34
- -------------------------------------------------------------------
                                                  390           375
- -------------------------------------------------------------------
Gross deferred tax assets:
 Self-insured benefits                             93            69
 Deferred compensation                             66            55
 Postretirement health care obligation             44            41
 Purchase accounting                               41           (33)
 Other                                             90            59
- -------------------------------------------------------------------
                                                  334           191
- -------------------------------------------------------------------
Total                                           $  56         $ 184
- -------------------------------------------------------------------

INCOME TAXES (CONTINUED)

  In 1993, the Corporation adopted Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes. Prior to this, income taxes were calculated according to SFAS No. 96, "Accounting for Income Taxes," which was superseded by SFAS No. 109. The cumulative and 1993 effects of the adoption were not significant. Prior-year financial statements have not been restated. Also with this adoption the financial reporting deductibility of the Employee Stock Ownership Plan (ESOP) preferred stock dividends earned was reduced to shares allocated to participant accounts versus all outstanding ESOP shares.

ADVERTISING COSTS

  Advertising costs, included in selling, publicity and administrative expenses, are expensed as incurred and were $604 million, $494 million and $437 million for 1994, 1993 and 1992, respectively.

EARNINGS PER SHARE

  Primary earnings per share equal net earnings, less dividend requirements on ESOP preferred stock (net of tax benefits in both 1994 and 1993 related to unallocated shares associated with the adoption of SFAS No. 109), divided by the average number of common shares and common share equivalents outstanding during the period.

  Fully diluted earnings per share are computed based on the average number of common shares and common share equivalents outstanding during the period. The computation assumes conversion of the ESOP preferred stock into common stock. Net earnings also are adjusted for the additional expense required to fund the ESOP debt service (net of tax benefits in both 1994 and 1993 related to unallocated shares associated with the adoption of SFAS No. 109), which results from the assumed replacement of the ESOP preferred stock dividends with common stock dividends.

  References to earnings per share relate to fully diluted earnings per share.

                  Dayton Hudson Corporation and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS
                             (Millions of Dollars)

                                                           JANUARY 28,   January 29,
                                                                 1995          1994
- -----------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                  $   147       $   321
   Accounts receivable                                          1,810         1,536
   Merchandise inventories                                      2,777         2,497
   Other                                                          225           157
- -----------------------------------------------------------------------------------
   Total Current Assets                                         4,959         4,511

PROPERTY AND EQUIPMENT
   Land                                                         1,251         1,120
   Buildings and improvements                                   5,208         4,753
   Fixtures and equipment                                       2,257         2,162
   Construction-in-progress                                       293           248
   Accumulated depreciation                                    (2,624)       (2,336)
- -----------------------------------------------------------------------------------
   Net Property and Equipment                                   6,385         5,947
OTHER                                                             353           320
- -----------------------------------------------------------------------------------
TOTAL ASSETS                                                  $11,697       $10,778
- -----------------------------------------------------------------------------------

LIABILITIES AND COMMON SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES
   Accounts payable                                           $ 1,961       $ 1,654
   Accrued liabilities                                          1,045           903
   Income taxes payable                                           175           145
   Current portion of long-term debt and notes payable            209           373
- -----------------------------------------------------------------------------------
   Total Current Liabilities                                    3,390         3,075

LONG-TERM DEBT                                                  4,488         4,279

DEFERRED INCOME TAXES AND OTHER                                   582           536

CONVERTIBLE PREFERRED STOCK                                       360           368
LOAN TO ESOP                                                     (166)         (217)

COMMON SHAREHOLDERS' INVESTMENT
   Common stock                                                    72            72
   Additional paid-in capital                                      89            73
   Retained earnings                                            2,882         2,592
- -----------------------------------------------------------------------------------
   Total Common Shareholders' Investment                        3,043         2,737
- -----------------------------------------------------------------------------------
TOTAL LIABILITIES & COMMON SHAREHOLDERS' INVESTMENT           $11,697       $10,778
- -----------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements contained throughout pages 21-32.

                  Dayton Hudson Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Millions of Dollars, Except Per Share Data)


CASH EQUIVALENTS

  Cash equivalents represent short-term investments with a maturity of three months or less at the time of purchase.


ACCOUNTS RECEIVABLE

  Accounts receivable are written off when the required payments have not been received for six consecutive months. The allowance for doubtful accounts was $46 million and $35 million at year-end 1994 and 1993, respectively.


INVENTORIES

  Inventories and the related cost of sales are accounted for by the retail inventory accounting method using the last-in, first-out (LIFO) basis and are stated at the lower of LIFO cost or market. Under this method, the cost of retail sales, as reported in the Consolidated Results of Operations, represents current cost, thereby reflecting the effect of changing prices. The cumulative LIFO provision was $61 million and $80 million at year-end 1994 and 1993, respectively.

  In 1993, Mervyn's and DSD adopted internally-generated price indices utilized in the LIFO calculation to determine retail price changes. Target had previously adopted an internally-generated price index. These internal indices capture the inventory valuation impact of lower retail prices resulting from value-pricing strategies. Previously, Mervyn's and DSD used the Bureau of Labor Statistics' Department Store Inventory Price Index to estimate retail price changes. This change generated a pre-tax LIFO credit of $77 million, or $.63 per share in 1993, which represented a major portion of the total year credit. The cumulative effect of this change and the impact for any year prior to 1993 was not determinable.


PROPERTY AND EQUIPMENT

  Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives. Buildings and improvements are depreciated over eight to 55 years. Furniture and fixtures are depreciated over three to eight years. Accelerated depreciation methods generally are used for income tax purposes.


ACCOUNTS PAYABLE

  Outstanding drafts included in accounts payable were $352 million and $239 million at year-end 1994 and 1993, respectively.


LEASES

  Assets held under capital leases are included in property and equipment and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized and lease rentals are expensed. Rent expense on buildings, classified in buying and occupancy, includes percentage rents which are based on a percentage of retail sales over stated levels. Total rent expense was $123 million, $100 million and $94 million in 1994, 1993 and 1992, respectively.

  Most of the long-term leases include options to renew, with terms varying from five to 30 years. Certain leases also include options to purchase the property. Future minimum lease payments required under noncancelable lease agreements existing at the end of 1994 were:

- --------------------------------------------------------------
                                           Operating   Capital
FUTURE MINIMUM LEASE PAYMENTS                 Leases    Leases
- --------------------------------------------------------------
1995                                           $ 120    $   19
1996                                             114        19
1997                                              95        18
1998                                              87        18
1999                                              78        17
After 1999                                       503       169
- --------------------------------------------------------------
Total future minimum lease payments              997       260
Less:  Interest*                                (396)     (137)
       Executory costs                                      (4)
- --------------------------------------------------------------
Present value of minimum lease payments        $ 601      $119**
- --------------------------------------------------------------

 * Calculated using the average interest rate in the year of inception for each lease (weighted average interest rate - 9.7%).
** Includes current portion of $5 million.


COMMITMENTS AND CONTINGENCIES

  Commitments for the purchase of real estate, construction of new facilities, remodeling of existing facilities and other equipment purchases over the next year were approximately $367 million at January 28, 1995.

  The Corporation is exposed to claims and litigation arising out of the ordinary course of business. Management, after consulting with legal counsel, believes that the presently identified claims and litigation will not have a material adverse effect on the Corporation's results of operations or its financial condition taken as a whole.

                  Dayton Hudson Corporation and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Millions of Dollars)


                                                        1994     1993    1992
- ------------------------------------------------------------------------------
OPERATING ACTIVITIES
      Net earnings                                   $   434   $  375   $ 383
      Reconciliation to cash flow:
        Depreciation                                     531      498     459
        Deferred tax provision: (benefit)/expense        (41)      29      11
        Other noncash items affecting earnings            19       60      48
        Changes in operating accounts providing/
         (requiring) cash:
          Accounts receivable                           (274)     (22)    (84)
          Merchandise inventories                       (280)     121    (237)
          Accounts payable                               307       58     272
          Accrued liabilities                            147       63     142
          Income taxes payable                            30       20      27
        Other                                             19       17     (37)
- ------------------------------------------------------------------------------
      Cash Flow Provided by Operations                   892    1,219     984
- ------------------------------------------------------------------------------

INVESTING ACTIVITIES
      Expenditures for property and equipment         (1,095)    (969)   (918)
      Proceeds from disposals of property and
         equipment                                        89       79      10
- ------------------------------------------------------------------------------
      Cash Flow Required for Investing Activities     (1,006)    (890)   (908)
- ------------------------------------------------------------------------------
      Net Financing (Requirements)/Sources              (114)     329      76
- ------------------------------------------------------------------------------

FINANCING ACTIVITIES
      Decrease in notes payable                         (200)     (23)   (242)
      Additions to long-term debt                        447      528     550
      Reductions of long-term debt                      (199)    (581)   (290)
      Principal payments received on loan to ESOP         58       61      58
      Dividends paid                                    (144)    (138)   (133)
      Other                                              (22)      28       2
- ------------------------------------------------------------------------------
      Cash Flow Used by Financing Activities             (60)    (125)    (55)
- ------------------------------------------------------------------------------
Net (Decrease)/Increase in Cash and Cash
      Equivalents                                       (174)     204      21
Cash and Cash Equivalents at Beginning of Year           321      117      96
- ------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR             $   147   $  321   $ 117
- ------------------------------------------------------------------------------

Amounts in these statements are presented on a cash basis and therefore may differ from those shown in other sections of this annual report. Cash paid for income taxes was $292 million, $183 million and $189 million for 1994, 1993 and 1992, respectively. Cash paid for interest (including interest capitalized) was $431 million, $441 million and $438 million for 1994, 1993 and 1992, respectively.

See Notes to Consolidated Financial Statements contained throughout pages 21-32.

                  Dayton Hudson Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Millions of Dollars, Except Per Share Data)



LINES OF CREDIT


  At year-end, two revolving credit agreements totaling $1 billion were available from various lending institutions. There were no balances outstanding at January 28, 1995 or January 29, 1994. A fee is paid for the availability under these agreements and the Corporation may borrow at various specified rates. Fees paid under these agreements were $1 million in 1994 and $2 million each in 1993 and 1992.


LONG-TERM DEBT


  At January 28, 1995, $447 million of notes payable were outstanding, all of which was classified as long-term debt as it was supported by the Corporation's revolving credit agreement, which expires in 1999. Beginning in 1994, notes payable are classified as long-term, provided the term of the related credit agreement exceeds one year and to the extent any unused commitments thereunder equal or exceed the amount of notes payable outstanding. The average amount of notes payable outstanding during 1994 was $418 million at a weighted average interest rate 4.9%.

  The average interest rate on our total debt portfolio, excluding capital leases, was 8.8% in 1994.

  At year end the debt portfolio was as follows:


- -------------------------------------------------------------------------------
                                                       JANUARY 28,  January 29,
LONG-TERM DEBT                                               1995         1994
- -------------------------------------------------------------------------------
Notes payable                                              $  447       $  200
4.65% to 9.95%, Notes and other, due 1994-1999                544          711
6.625% to 10% Notes and other, due 2000-2004                1,037        1,037
9.25% to 9.625% Debentures and other, due 2005-2009           201          201
8.6% to 10.03% Debentures and other, due 2010-2014            549          549
9.25% to 9.875% Debentures and other, due 2015-2019           514          541
7.65% to 9.99% Debentures, due 2020-2023                    1,286        1,286
- -------------------------------------------------------------------------------
Total unsecured notes and debentures, and other             4,578        4,525
Capital lease obligations                                     119          127
Less: current portion                                        (209)        (373)
- -------------------------------------------------------------------------------
Long-term debt                                             $4,488       $4,279
- -------------------------------------------------------------------------------


  Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are $204 million in 1995, $68 million in 1996, $100 million in 1997, $170 million in 1998 and $449 million in 1999.

LONG-TERM DEBT (CONTINUED)

  In 1994, the Corporation entered into interest rate swap agreements which effectively exchange fixed interest rates for variable interest rates on $175 million of long-term debt without the exchange of underlying principal. The interest rate swaps were entered into to manage the portfolio mix of fixed and floating rate debt, within established parameters. The difference to be paid or received varies as short-term interest rates change and is accrued and recognized as an adjustment to interest expense. The initial terms of the agreements range from one to three years. Market risks arise from the movements in interest rates. The Corporation's credit risk is limited to the fair market value of the interest rate swaps. During 1994, the Corporation terminated fixed interest rate swaps at a premium of $22 million. The premium is being amortized into interest expense through 1999. At January 28, 1995, the unamortized premium was $19 million.

  Subsequent to year-end, the Corporation issued $150 million of long-term debt at 7.5%, maturing in 1999. The proceeds from the issuance were used for general corporate purposes.



FAIR VALUE OF FINANCIAL INSTRUMENTS


  The carrying amounts and estimated fair values of financial instruments were as follows:


- -----------------------------------------------------------------------------
                                             JANUARY 28,          January 29,
                                                   1995                 1994
- -----------------------------------------------------------------------------
                                     CARRYING      FAIR    Carrying     Fair
                                        VALUE     VALUE       Value    Value
- -----------------------------------------------------------------------------
Financial instruments recorded
  as long-term liabilities:
    Unsecured notes, and
      debentures, and other debt       $4,578    $4,701      $4,525   $5,167

Off-balance sheet financial
  instruments:
    Interest rate swaps                     -        (7)          -      (31)
- -----------------------------------------------------------------------------

  The fair value of long-term debt and interest rate swaps was estimated using discounted cash flow analysis, based on the Corporation's current incremental interest rates for similar types of financial instruments. The carrying value of cash equivalents approximates fair value due to its short maturity.

                  Dayton Hudson Corporation and Subsidiaries

          CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' INVESTMENT
                             (Millions of Dollars)


                                         Additional
                                 Common     Paid-in  Retained
                                  Stock     Capital  Earnings    Total
- -----------------------------------------------------------------------
FEBRUARY 1, 1992                    $71         $51    $2,109   $2,231
Consolidated net earnings             -           -       383      383
Dividends declared                    -           -      (135)    (135)
Conversion of preferred stock         -           3         -        3
Stock option activity                 -           4         -        4
- -----------------------------------------------------------------------
JANUARY 30, 1993                     71          58     2,357    2,486
Consolidated net earnings             -           -       375      375
Dividends declared                    -           -      (140)    (140)
Tax benefit on unallocated
  preferred stock dividends           -           6         -        6
Conversion of preferred stock         -           6         -        6
Stock option activity                 1           3         -        4
- -----------------------------------------------------------------------
JANUARY 29, 1994                     72          73     2,592    2,737
Consolidated net earnings             -           -       434      434
Dividends declared                    -           -      (144)    (144)
Tax benefit on unallocated
  preferred stock dividends           -           6         -        6
Conversion of preferred stock         -           7         -        7
Stock option activity                 -           3         -        3
- -----------------------------------------------------------------------
JANUARY 28, 1995                    $72         $89    $2,882   $3,043
=======================================================================

COMMON STOCK

  Authorized 500,000,000 shares, $1.00 par value; 71,690,360 shares issued and outstanding at January 28, 1995; 71,525,082 shares issued and outstanding at January 29, 1994.

PREFERRED STOCK

  Authorized 5,000,000 shares; Series B ESOP Convertible Preferred Stock $.01 par value, 416,675 shares issued and outstanding at January 28, 1995; 425,979 shares issued and outstanding at January 29, 1994. Each share converts into ten shares of the Corporation's common stock, has voting rights equal to the equivalent number of common shares, and is entitled to cumulative annual dividends of $56.20. Under certain circumstances, the shares may be redeemed at the election of the Corporation or the ESOP.

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

See Notes to Consolidated Financial Statements contained throughout pages 21-32.

                  Dayton Hudson Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Millions of Dollars, Except Per Share Data)


STOCK OPTION PLAN

  The Corporation has a stock option plan for key employees. Grants have included stock options, performance shares and beginning in 1993, restricted stock awards. Options have included Incentive Stock Options, Non-Qualified Stock Options or a combination of the two. Twelve months after the grant date 25% of a majority of options granted become exercisable with another 25% after each succeeding 12 months. These options are cumulatively exercisable and expire no later than 10 years after the date of the grant. Stock options are awarded at fair market value on the grant date. When exercised, proceeds are credited to common shareholders' investment and no expense is incurred.

  Beginning in 1993, performance shares earned and restricted stock awarded generally vest at the end of a four-year period, at which time common stock is issued and placed in escrow, subject to further restrictions. Prior to 1993, performance shares earned were paid in cash and common stock. Compensation expense on performance shares was recorded based on the current market price of the Corporation's common stock and the extent to which certain earnings and return on investment goals were met relative to an established group of retail competitors. Compensation expense on restricted stock was recorded based on the current market price of the Corporation's common stock. Performance share and restricted stock award expense was $2 million in 1994, less than $1 million in 1993 and $3 million in 1992.

  The number of shares of unissued common stock reserved for future grants under the plan was 2,961,931 at the end of 1994 and 3,106,901 at the end of 1993.

- ------------------------------------------------------------------------------------------
OPTIONS, PERFORMANCE SHARES AND
RESTRICTED STOCK AWARDS OUTSTANDING
- ------------------------------------------------------------------------------------------
                                 Options
                        ---------------------------
                           Number             Price        Shares    Perform-  Restricted
                               of               Per          Exer-      ance        Stock
                           Shares             Share       cisable     Shares       Awards
- ------------------------------------------------------------------------------------------
Feb. 1, 1992            1,071,166   $17.44 - $75.50       561,774    190,215            -
Granted                   198,027    59.81 -  67.63
Canceled                  (14,666)   17.44 -  75.50
Exercised                (100,109)   17.44 -  53.19
- ------------------------------------------------------------------------------------------
Jan. 30, 1993           1,154,418    30.25 -  75.50       590,807    207,758            -
Granted                   205,268    65.25 -  83.25
Canceled                  (16,856)   53.00 -  78.00
Exercised                 (70,009)   30.25 -  75.50
- ------------------------------------------------------------------------------------------
Jan. 29, 1994           1,272,821    30.25 -  83.25       654,624    247,689       30,494
Granted                   200,886    75.31 -  79.63
Canceled                  (69,538)   59.81 -  78.00
Exercised                 (78,169)   30.25 -  78.00
- ------------------------------------------------------------------------------------------
JAN. 28, 1995           1,326,000   $30.25 - $83.25       837,723    247,956       43,562
==========================================================================================


PENSION PLANS

  The Corporation has three defined benefit pension plans which cover all employees who meet certain requirements of age, length of service and hours worked per year. The benefits provided are based upon years of service and the employee's compensation.

  Contributions to the pension plans, which are made solely by the Corporation, are determined by an outside actuarial firm. To compute net pension cost, the actuarial firm estimates the total benefits which will ultimately be paid to eligible employees and then allocates these costs to service periods.

  The period over which unrecognized pension costs and credits are amortized, including prior service costs and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits.

- -------------------------------------------------------------------------------
NET PENSION EXPENSE                                  1994     1993     1992
- -------------------------------------------------------------------------------
Service cost-benefits earned during the period       $ 25     $ 22     $ 19
Interest cost on projected benefit obligation          33       32       30
Return on assets-current                              (10)     (50)     (30)
                -deferred                             (26)      14       (1)
- -------------------------------------------------------------------------------
Total                                                $ 22     $ 18     $ 18
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS                                1994     1993     1992
- -------------------------------------------------------------------------------
Discount rate                                           8 1/2%   7 1/4%   8 1/2%
Expected long-term rate of return on plans' assets      9        9 1/2    9 1/2
Average assumed rate of compensation increase           5 1/2    5 1/4    7
- -------------------------------------------------------------------------------

  During 1994 and 1993, the Corporation changed certain actuarial assumptions used in the calculation of its projected benefit obligation for the defined benefit plans. The net effect of these changes on future years' expense is not expected to be significant.

- -----------------------------------------------------------------
                                                     December 31,
FUNDED STATUS                                        1994   1993
- -----------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation                        $ 342  $ 385
   Accumulated benefit obligation                     364    411
- -----------------------------------------------------------------
   Projected benefit obligation                       425    466
Fair market value of plans' assets*                   455    454
- -----------------------------------------------------------------
Plans' assets in excess of/(less than) projected
  benefit obligation                                   30    (12)
Unrecognized prior service cost                         3      4
Unrecognized net actuarial loss                         8     42
- -----------------------------------------------------------------
Prepaid pension asset                               $  41  $  34
- -----------------------------------------------------------------

* Plans' assets consist primarily of equity and fixed income securities.

                  Dayton Hudson Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Millions of Dollars, Except Per Share Data)


SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

  The Corporation sponsors a defined contribution employee benefit plan. Employees who meet certain eligibility requirements of age, length of service and hours worked per year, can participate in the plan by investing up to 15% of their compensation.

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

  The Corporation's contributions to the ESOP, plus dividends paid on all preferred stock held by the ESOP, are used to repay the loan principal and interest. Cash contributed to the ESOP was $50 million in 1994 and $61 million each in 1993 and 1992. Dividends earned on shares held by the ESOP were $24 million each in 1994, 1993 and 1992. The dividends on allocated preferred stock are paid in additional shares of preferred stock. Benefits expense, calculated based on the shares allocated method, was $33 million each in 1994 and 1993 and $28 million in 1992.

  Upon a participant's termination, the Corporation is required to purchase the preferred stock in exchange for common stock at the current market price. At January 28, 1995, 226,890 shares of the ESOP preferred stock were allocated to participants and had a fair value of $202 million.


POSTRETIREMENT HEALTH CARE BENEFITS

  Certain health care benefits are provided for retired employees. Employees eligible for retirement become eligible for these benefits if they meet minimum age and service requirements and agree to contribute a portion of the cost. The Corporation has the right to modify or terminate these benefits.

- ---------------------------------------------------------
ACCUMULATED POSTRETIREMENT                   December 31,
BENEFIT OBLIGATION                         1994     1993
- ---------------------------------------------------------
Retirees                                   $ 47      $51
Fully eligible active plan participants      22       26
Other active plan participants               10       14
Prior service cost                           (5)      (7)
Unrecognized gain                            29       14
- ---------------------------------------------------------
Total                                      $103      $98
- ---------------------------------------------------------

POSTRETIREMENT HEALTH CARE BENEFITS (CONTINUED)

- -----------------------------------------------------------------------
NET PERIODIC COST                                    1994   1993   1992
- -----------------------------------------------------------------------
Service cost - benefits earned during the period       $2     $1     $1
Interest cost on accumulated benefit                    6      8      8
- -----------------------------------------------------------------------
Total                                                  $8     $9     $9
- -----------------------------------------------------------------------

  An increase in the cost of covered health care benefits of 8 1/2% is assumed for fiscal 1995. The rate is assumed to decrease incrementally to 6% in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $5 million at year-end 1994 and the net periodic cost by $1 million for the year. The discount rate used in determining the accumulated postretirement benefit obligation was 8 1/2% for 1994, 7 1/4% for 1993 and 8 1/2% for 1992.

  During 1994 and 1993, the Corporation changed certain actuarial assumptions used in the calculation of its projected benefit obligation for the postretirement health care benefits. The net effect of these changes on future years' expense is not expected to be significant.


SUMMARY OF OTHER ACCOUNTING POLICIES

CONSOLIDATION The financial statements include the accounts of the Corporation after elimination of material intercompany balances and transactions. All subsidiaries are wholly owned.

FISCAL YEAR  Our fiscal year ends on the Saturday nearest January 31.

- --------------------------------------
Fiscal Year               Ended  Weeks
- --------------------------------------
1994           January 28, 1995     52
1993           January 29, 1994     52
1992           January 30, 1993     52
- --------------------------------------

  Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform to the current-year presentation.

                  Dayton Hudson Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Millions of Dollars, Except Per Share Data)


CREDIT CARD SUBSIDIARY

  Retailers National Bank (the Bank), a national credit card bank and a wholly owned subsidiary, was chartered on January 7, 1994. The Bank, at inception, acquired the outstanding accounts receivable of DSD and Target. During 1994, the Bank acquired the outstanding accounts receivable of Mervyn's. The Bank issues and services the operating divisions' proprietary credit cards. In September 1994, the Bank participated an 80% undivided interest of its accounts receivable to another wholly owned subsidiary of the Corporation (the Affiliate). The accounts receivable and all related income and expenses of the Bank and the Affiliate are included in each operating division's results.

   Net earnings for the Bank on a stand-alone basis, before intercompany eliminations, were $69 million in 1994 and insignificant in 1993. The following are condensed balance sheets for the Bank.

- ------------------------------------------------------------------------------
                                                      JANUARY 28,  January 29,
CONDENSED BALANCE SHEETS                                    1995         1994
- ------------------------------------------------------------------------------
Assets:
 Accounts receivable, net                                   $346         $699
 Other assets                                                 43           16
- ------------------------------------------------------------------------------
Total                                                       $389         $715
- ------------------------------------------------------------------------------
Liabilities and investment:
 Liabilities, principally note payable
  and deposit due to the Corporation, respectively          $207         $634
 Investment of the Corporation                               182           81
- ------------------------------------------------------------------------------
Total                                                       $389         $715
- ------------------------------------------------------------------------------

QUARTERLY RESULTS (Unaudited)

   The same accounting policies are followed in preparing quarterly financial data as are followed in preparing annual data. Costs directly associated with revenues, such as cost of goods sold and percentage rent on leased stores, are allocated based on revenues. Certain other costs not directly associated with revenues, such as benefit plan expenses and real estate taxes, are allocated evenly throughout the year.

The table below summarizes results by quarter for 1994 and 1993:

- ------------------------------------------------------------------------------------------------------------------------------------
                                 First Quarter        Second Quarter      Third Quarter        Fourth Quarter        Total Year
                                1994        1993      1994       1993     1994     1993       1994       1993     1994         1993
- ------------------------------------------------------------------------------------------------------------------------------------


Revenues                     $ 4,465     $ 4,040   $ 4,802    $ 4,287  $ 5,046  $ 4,625   $  6,998    $ 6,281   $21,311     $19,233

Gross Profit (a)             $ 1,212     $ 1,067   $ 1,283    $ 1,107  $ 1,351  $ 1,208   $  1,829    $ 1,687   $ 5,675     $ 5,069

Net Earnings                 $    39     $    30   $    49    $    24  $    67  $    43   $    279    $   278   $   434     $   375

Earnings
 Per Share (b)               $   .47     $   .35   $   .61    $   .28  $   .83  $   .53   $   3.62    $  3.62   $  5.52     $  4.77

- -----------------------------------------------------------------------------------------------------------------------------------

Fully Diluted Average
 Common Shares Outstanding
 (Millions)                     76.3        76.1      76.3       76.0     76.3     76.1       76.2       76.1      76.3        76.1

Dividends
 Declared Per Share          $   .42     $   .40   $   .42    $   .40  $   .42  $   .40    $   .42    $   .42   $  1.68     $  1.62

Common Stock Price (c)
 High                        $    79     $83-3/4   $83-5/8    $    75  $    86  $71-7/8    $    84     74-3/4        86     $83-3/4
 Low                          65-1/8      69-1/8    76-1/4     63-1/4   73-3/4       65     67-3/8     65-7/8    65-1/8      63-1/4

- -----------------------------------------------------------------------------------------------------------------------------------

(a) Gross profit is revenues less cost of retail sales, buying and occupancy. The LIFO provision, included in gross profit, is adjusted each quarter for estimated changes in year-end retail inflation rates, inventory levels and markup levels. A final adjustment is recorded in the fourth quarter for the difference between the prior quarters' estimates and the actual total year LIFO provision.

(b) Earnings per share are computed independently for each of the quarters presented. The sum of the quarters may not equal the total-year amount due to the impact of changes in average quarterly shares outstanding.

(c) Dayton Hudson Corporation's common stock is listed on the New York Stock Exchange and Pacific Stock Exchange. At March 24, 1995 there were 11,287 shareholders of record and the common stock price was $71.25 per share.

                  Dayton Hudson Corporation and Subsidiaries

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Dayton Hudson Corporation


  We have audited the accompanying consolidated balance sheets of Dayton Hudson Corporation and subsidiaries as of January 28, 1995 and January 29, 1994, and the related consolidated results of operations, cash flows and common shareholders' investment for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dayton Hudson Corporation and subsidiaries at January 28, 1995 and January 29, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.

  As discussed in the notes to the consolidated financial statements, in 1993 the Corporation changed its method of estimating retail price indices used in its LIFO inventory valuation for Mervyn's and the Department Store Division.


Ernst & Young LLP

Minneapolis, Minnesota
March 17, 1995

                  Dayton Hudson Corporation and Subsidiaries

                     SUMMARY FINANCIAL AND OPERATING DATA
                 (Millions of Dollars, Except Per Share Data)

                                                                      1994        1993        1992        1991       1990
- --------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
- --------------------------------------------------------------------------------------------------------------------------
Revenues                                                          $ 21,311      19,233      17,927      16,115      14,739
- --------------------------------------------------------------------------------------------------------------------------
Cost of retail sales, buying and occupancy                        $ 15,636      14,164      13,129      11,751      10,652
- --------------------------------------------------------------------------------------------------------------------------
Selling, publicity and administrative                             $  3,631       3,175       2,978       2,801       2,478
- --------------------------------------------------------------------------------------------------------------------------
Depreciation                                                      $    531         498         459         410         369
- --------------------------------------------------------------------------------------------------------------------------
Interest expense, net                                             $    426         446         437         398         325
- --------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
  income taxes                                                    $    714         607         611         472         659
- --------------------------------------------------------------------------------------------------------------------------
Income taxes                                                      $    280         232         228         171         249
- --------------------------------------------------------------------------------------------------------------------------
Net earnings:  Continuing   (b)                                   $    434         375         383         301         412
               Consolidated                                       $    434         375         383         301         412
- --------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION DATA
- --------------------------------------------------------------------------------------------------------------------------
Working capital                                                   $  1,569       1,436       1,450       1,452       1,236
- --------------------------------------------------------------------------------------------------------------------------
Property and equipment                                            $  6,385       5,947       5,563       5,102       4,525
- --------------------------------------------------------------------------------------------------------------------------
Total assets                                                      $ 11,697      10,778      10,337       9,485       8,524
- --------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                    $  4,488       4,279       4,330       4,227       3,682
- --------------------------------------------------------------------------------------------------------------------------
Convertible preferred stock                                       $    360         368         374         377         379
- --------------------------------------------------------------------------------------------------------------------------
Common shareholders' investment                                   $  3,043       2,737       2,486       2,231       2,048
- --------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
- --------------------------------------------------------------------------------------------------------------------------
Fully diluted net earnings per share:
               Continuing   (b)                                   $   5.52        4.77        4.82        3.72        5.20
               Consolidated                                       $   5.52        4.77        4.82        3.72        5.20
- --------------------------------------------------------------------------------------------------------------------------
Cash dividend declared                                            $   1.68        1.62        1.54        1.46        1.35
- --------------------------------------------------------------------------------------------------------------------------
Market price - high                                               $     86          83 3/4      79 1/8      80          78 1/8
- --------------------------------------------------------------------------------------------------------------------------
Market price - low                                                $     65 1/8      63 1/4      59          56 3/8      47
- --------------------------------------------------------------------------------------------------------------------------
Market price - close                                              $     69          65 7/8      77 3/4      65 1/8      65 3/4
- --------------------------------------------------------------------------------------------------------------------------
Common shareholders' investment                                   $  42.45       38.27       34.83       31.31       28.82
- --------------------------------------------------------------------------------------------------------------------------

The Summary Financial and Operating Data should be read in conjunction with the Notes to Consolidated Financial Statements contained throughout pages 21-32.

(b) Includes cumulative income effect of two accounting changes, net, of $2 million ($.03 per share) in 1990.

                  Dayton Hudson Corporation and Subsidiaries

DAYTON HUDSON CORPORATION 1994 FACTS

. America's fourth largest general merchandise retailer with revenues of $21.3 billion.

. Serves guests through 960 stores in 33 states.

. Among America's 20 largest private employers, with a workforce totaling
  194,000.

. Largest commitment to community giving of any general merchandise retailer with 1994 giving of approximately $24 million. Only major retailer to invest five percent of its federally taxable income in social action and arts programs in store communities.

TARGET

Target is an upscale discounter, providing quality merchandise at low prices in guest-friendly stores. It has 611 stores coast-to-coast.

(Millions of Dollars)       1994     1993     1992
- --------------------------------------------------
Revenues                 $13,600  $11,743  $10,393
- --------------------------------------------------
Operating Profit         $   732  $   662  $   574
- --------------------------------------------------
Stores                       611      554      506
- --------------------------------------------------
Retail Square Feet*       64,446   58,087   52,211

MERVYN'S

Mervyn's is a middle-market promotional department store focused on apparel and soft goods. The division operates 286 stores in 15 states in the Northwest, West, Southwest, Southeast and Michigan.

(Millions of Dollars)       1994     1993     1992
- --------------------------------------------------
Revenues                 $ 4,561  $ 4,436  $ 4,510
- --------------------------------------------------
Operating Profit         $   206  $   179  $   284
- --------------------------------------------------
Stores                       286      276      265
- --------------------------------------------------
Retail Square Feet*       23,130   22,273   21,305

DEPARTMENT STORES

The Department Store Division emphasizes fashion leadership, quality merchandise and superior guest service. The Division operates 63 full-service, full-line department stores through three store groups in nine states primarily in the
Midwest: 19 Dayton's stores, 21 Hudson's stores and 23 Marshall Field's stores.

(Millions of Dollars)       1994     1993     1992
- --------------------------------------------------
Revenues                 $ 3,150  $ 3,054  $ 3,024
- --------------------------------------------------
Operating Profit         $   270  $   268  $   228
- --------------------------------------------------
Stores                        63       63       63
- --------------------------------------------------
Retail Square Feet*       13,824   13,824   13,846

*In thousands, reflects total square feet less office, warehouse and vacant space.

                           Dayton Hudson Corporation

TARGET LOCATIONS

                          RETAIL SQ. FT.                NO.
                            IN THOUSANDS          OF STORES
Arizona                            2,340                 22
Arkansas                             186                  2
California                        13,180                123
Colorado                           2,014                 19
Florida                            5,381                 49
Georgia                            1,500                 15
Idaho                                309                  3
Illinois                           4,327                 38
Indiana                            2,694                 30
Iowa                               1,592                 17
Kansas                               572                  6
Kentucky                             563                  6
Louisiana                            202                  2
Michigan                           4,307                 41
Minnesota                          4,764                 41
Missouri                             835                  8
Montana                              299                  3
Nebraska                             780                  8
Nevada                               842                  8
New Mexico                           403                  4
North Carolina                       595                  6
North Dakota                         416                  4
Ohio                                 809                  7
Oklahoma                             782                  8
Oregon                               944                  9
South Carolina                       297                  3
South Dakota                         391                  4
Tennessee                          1,413                 14
Texas                              7,372                 69
Washington                         1,927                 19
Wisconsin                          2,228                 21
Wyoming                              182                  2

TOTAL                             64,446                611

MAJOR MARKETS
Greater Los Angeles                   65
Minneapolis/St. Paul                  29
Chicago                               24
Detroit                               21
Dallas/Ft. Worth                      20
Houston                               19
San Francisco Bay Area                17
Phoenix                               15
Atlanta                               14
Miami/Ft. Lauderdale                  14
Denver                                13
San Diego                             12
Seattle/Tacoma                        10
Indianapolis                          10

EMPLOYEES
(AT YEAR-END):                   123,000


MERVYN'S LOCATIONS

                          RETAIL SQ. FT.                NO.
                            IN THOUSANDS          OF STORES

Arizona                            1,230                 15
California                         9,920                127
Colorado                             927                 12
Florida                            1,732                 19
Georgia                              563                  7
Idaho                                 83                  1
Louisiana                            538                  7
Michigan                           1,175                 15
Nevada                               412                  6
New Mexico                           180                  2
Oklahoma                             270                  3
Oregon                               555                  7
Texas                              3,416                 42
Utah                                 762                  8
Washington                         1,367                 15

TOTAL                             23,130                286

MAJOR MARKETS
Greater Los Angeles                   50
San Francisco Bay Area                22
Miami/Ft. Lauderdale                  14
Dallas/Ft. Worth                      13
San Diego                             12
Phoenix                               11
Houston                               10
Detroit                                9
Seattle/Tacoma                         8
Atlanta                                7
Denver                                 7

EMPLOYEES
(AT YEAR-END):                    35,000

DEPARTMENT STORE LOCATIONS

                          RETAIL SQ. FT.                NO.
                            IN THOUSANDS          OF STORES

DAYTON'S
Minnesota                          2,748                 12
North Dakota                         299                  3
South Dakota                         102                  1
Wisconsin                            349                  3

HUDSON'S
Indiana                              246                  2
Michigan                           4,315                 18
Ohio                                 187                  1

MARSHALL FIELD'S
Illinois                           3,944                 15
Ohio                                 201                  1
Texas                                721                  4
Wisconsin                            712                  3

TOTAL                             13,824                 63


MAJOR MARKETS
Chicago                               14
Minneapolis/St. Paul                  10
Detroit                                9

EMPLOYEES
(AT YEAR-END):                    36,000

                           Dayton Hudson Corporation