Form 10-K405, Exhibit 13
period 1996-02-03
DAYTON HUDSON CORP
filed 1996-04-18
CIK 27419

                                                                      Exhibit 13


TARGET


(Millions of Dollars)       1995       1994        1993
Revenues                 $15,807    $13,600     $11,743
Operating Profit         $   719    $   732     $   662
Stores                       670        611         554
Retail Square Feet*       71,108     64,446      58,087

*In thousands, reflects total square feet, less office, warehouse and vacant space.


         Retail Sq. Ft.       No. of
           in Thousands       Stores
AZ                2,357           22
AR                  186            2
CA               13,863          128
CO                2,342           22
FL                5,682           52
GA                2,381           23
ID                  309            3
IL                4,915           43
IN                2,728           30
IA                1,620           17
KS                  769            7
KY                  660            7
LA                  203            2
MI                4,403           42
MN                4,868           42
MS                  116            1
MO                1,124           11
MT                  299            3
NE                  885            8
NV                  841            8
NM                  491            5
NC                1,341           13
ND                  415            4
OH                1,539           14
OK                  784            8
OR                  944            9
SC                  393            4
SD                  392            4
TN                1,598           16
TX                8,200           77
WA                2,190           21
WI                2,089           20
WY                  182            2
TOTAL            71,108          670


MAJOR MARKETS
Greater Los Angeles               66
Minneapolis/St. Paul              30
Chicago                           29
Dallas/Ft. Worth                  21
Detroit                           21
Houston                           21
Atlanta                           20
San Francisco Bay Area            19
Denver                            15
Miami/Ft. Lauderdale              15
Phoenix                           15
San Diego                         12
Seattle/Tacoma                    12
Indianapolis                      10
EMPLOYEES
(AT YEAR-END):               141,000





                          14 Dayton Hudson Corporation

MERVYN'S

(Millions of Dollars)               1995                1994               1993
Revenues                          $4,516              $4,561             $4,436
Operating Profit                  $  100              $  206             $  179
Stores                               295                 286                276
Retail Square Feet*               24,113              23,130             22,273

*In thousands, reflects total square feet, less office, warehouse and vacant space.

                              Retail Sq. Ft.          No. of
                                in Thousands          Stores
                    AZ                 1,226              15
                    CA                 9,948             128
                    CO                   925              12
                    FL                 1,616              18
                    GA                   562               7
                    ID                    83               1
                    LA                   538               7
                    MI                 1,174              15
                    MN                   852               6
                    NV                   412               6
                    NM                   180               2
                    OK                   270               3
                    OR                   551               7
                    TX                 3,569              44
                    UT                   761               8
                    WA                 1,446              16

                    TOTAL             24,113             295

                    MAJOR MARKETS
                    Greater Los Angeles                   51
                    San Francisco Bay Area                22
                    Dallas/Ft. Worth                      13
                    Miami/Ft. Lauderdale                  13
                    San Diego                             12
                    Phoenix                               11
                    Houston                               10
                    Detroit                                9
                    Seattle/Tacoma                         9
                    Atlanta                                7
                    Denver                                 7
                    Minneapolis/St. Paul                   6

                    EMPLOYEES
                    (AT YEAR-END):                    34,000


DEPARTMENT STORES

(Millions of Dollars)          1995              1994             1993
Revenues                     $ 3,193          $ 3,150          $ 3,054
Operating Profit             $   184          $   270          $   268
Stores                            64               63               63
Retail Square Feet*           13,870           13,587           13,587

*In thousands, reflects total square feet, less office, warehouse and vacant space.


                                     Retail Sq. Ft.  No. of
                                       in Thousands  Stores
                    Dayton's
                    MN                        2,846      12
                    ND                          297       3
                    SD                          102       1
                    WI                          373       3

                    Hudson's
                    IN                          246       2
                    MI                        4,216      18
                    OH                          187       1

                    Marshall Field's
                    IL                        4,079      16
                    OH                          204       1
                    TX                          713       4
                    WI                          607       3
                    TOTAL                    13,870      64

                    MAJOR MARKETS
                    Chicago                              15
                    Minneapolis/St.Paul                  10
                    Detroit                               9
                    EMPLOYEES
                    (AT YEAR-END):                   39,000

                          15 Dayton Hudson Corporation

                            ANALYSIS OF OPERATIONS
                 (Millions of Dollars, Except Per Share Data)

Dayton Hudson Corporation's fiscal year net earnings were $311 million in 1995, compared with $434 million in 1994 and $375 million in 1993. Fully diluted earnings per share were $3.89 in 1995, $5.52 in 1994 and $4.77 in 1993. (References to earnings per share relate to fully diluted earnings per share.)

  Operating profit in 1995 declined 17 percent from the prior year. Operating profit was $1,003 million in 1995, compared with $1,208 million in 1994 and $1,109 million in 1993. Operating profit is last-in, first-out (LIFO) earnings from operations before corporate expense, interest and income taxes. Target's operating profit declined 2 percent, compared with the prior year, while Mervyn's and the Department Store Division (DSD) reported declines of 52 percent and 32 percent, respectively. Operating profit results reflected a $17 million pre-tax LIFO charge in 1995, compared with a $19 million pre-tax LIFO credit in 1994. In addition, as a result of the sale of securitized accounts receivable, 1995 operating profit reflected a reduction of finance charge revenue, as well as a reduction of bad debt expense. The net impact, of approximately $10 million, was reflected proportionately (based on respective accounts receivable balances) as a reduction to each division's operating profit results. The overall net decrease was offset by a comparable savings in interest expense as a result of the replacement of debt with the sale proceeds.

  The Corporation has undertaken several strategic initiatives to improve overall profitability in 1996:

 . TARGET expects to recapture historical levels of profit margin through continued sales momentum, stabilization of its gross margin formula and up to $50 million in operating expense savings related to a broad-based cost-reduction program. In 1995, Target's operating profit as a percentage of revenues declined to 4.6 percent of total revenues from historical levels of 5 percent or more. We are optimistic that as a result of its initiatives, Target will return to the 5 percent operating profit level.

 . MERVYN'S is positioned to produce significantly higher operating profit in 1996, particularly in the first and second quarters due to the combination of promotional and merchandising changes implemented in the second half of 1995 and a $100 million annualized expense-reduction program initiated in fiscal 1996. Mervyn's goal is to make substantial progress in 1996 toward our long-term objective of realizing an operating profit level of 7 percent of total revenues.

 . DSD expects to realize favorable operating profit results from the strategic changes that were initiated in the latter part of 1995. The critical elements of DSD's strategy include fewer storewide promotional events, a greater emphasis on better and more unique merchandise assortments and improved guest service. In 1996, we expect that DSD's new strategy will result in essentially flat annual comparable-store sales growth, with increased sales of regular-priced merchandise offset by a decline in promotional sales. The strategy, together with a $20 million expense-reduction program, is expected to result in improved profitability beginning in the fall of 1996.

  The earnings per share variance analysis and its associated discussion presented below represents management's view of the business. It differs from the classifications in the Consolidated Results of Operations. Revenues include sales, as well as finance charges and other revenues. The gross margin rate includes cost of retail sales and excludes buying and occupancy costs. The operating expense rate includes buying and occupancy costs; selling, publicity and administrative expenses (excluding start-up and corporate and other expenses); depreciation and amortization; and taxes other than income taxes. Start-up expenses are costs associated with opening new stores and remodeling existing stores.

  Strong growth at Target, our lowest gross margin and expense rate division, continues to impact our business mix. As a result, the Corporation's overall revenue growth and total operating expense rate were favorably affected, while the gross margin rate was unfavorably affected. If the revenue mix had remained constant with 1994, the gross margin rate variance would have been 49 cents more favorable and the operating expense rate variance would have been 60 cents less favorable. Looking forward, growth at Target is expected to continue to have an increasing impact on the Corporation's overall gross margin and expense rate structure.

  The table below identifies the major factors in the change in earnings per share:

- ----------------------------------------------------------------------------
EARNINGS VARIANCE ANALYSIS              1995 VS. 1994          1994 vs. 1993
- ----------------------------------------------------------------------------
Prior year's earnings per share                $ 5.52                  $4.77
Change due to:
  Revenues                                       1.63                   1.17
  Gross margin rate:
    FIFO                               (1.96)                   .53
    LIFO provision                      (.29)   (2.25)         (.58)    (.05)
                                        ----                    ---
  Operating expense rate                         (.81)                  (.19)
  Start-up expenses                              (.18)                  (.14)
  Interest expense, net                          (.13)                   .13
  Corporate and other
   expense, net                                   .03                   (.07)
  Income tax rate                                 .08                   (.10)
- ----------------------------------------------------------------------------
EARNINGS PER SHARE                             $ 3.89                  $5.52
============================================================================

                 16 Dayton Hudson Corporation and Subsidiaries

                            ANALYSIS OF OPERATIONS
                 (Millions of Dollars, Except Per Share Data)

REVENUES

The Corporation in 1995 reported a 10 percent increase in total revenues and a 3 percent increase in comparable-store revenues over 1994. Comparable-store revenues are revenues from stores open longer than a year. Target's 16 percent revenue increase reflected solid base-business growth and new-store expansion, as well as increased sales, finance-charge revenues and late-fee revenues due to the expansion of its proprietary credit card. Mervyn's total and comparable-store revenue declines were primarily due to low sales volume throughout the first half of the year combined with the transition to put its new strategy in place. DSD reported essentially flat revenues for the year, while comparable-store revenues declined primarily due to reduced guest response to frequent promotional events.
  The impact of inflation on the Corporation's consolidated operations was minimal, and as a result, the overall comparable-store revenue increase closely approximated real growth.
  Revenue growth in 1994 reflected a combination of new and comparable-store growth at Target, new store expansion at Mervyn's and growth in DSD's home and moderate-price merchandise areas. Increased finance-charge revenues at all three operating divisions also contributed to the overall revenue growth.

- ---------------------------------------------------------
REVENUE GROWTH                1995              1994
- ---------------------------------------------------------
                53 WEEKS    52 WEEKS        52 weeks
- ---------------------------------------------------------
                  ALL     ALL     COMP.   All     Comp.
                 STORES  STORES  STORES  Stores  Stores
- ---------------------------------------------------------
Target             16%     15%      6%     16%      7%
Mervyn's           (1)     (2)     (4)      3      --
DSD                 1      --      (1)      3       3
- ---------------------------------------------------------
Total              10%      9%      3%     11%      5%
=========================================================

  One measure used to evaluate store productivity is revenues per square foot. Increased revenues per square foot at Target reflected solid base-business growth, partially offset by the inherent lower productivity of new stores. Mervyn's reduction from the prior year was primarily due to a comparable-store revenue decline combined with reduced productivity of its new stores. DSD's slight decrease in revenues per square foot was primarily due to the decrease in comparable-store revenues.

- ---------------------------------------------------------
REVENUES PER SQUARE FOOT *
(Dollars)                      1995**    1994      1993
- ---------------------------------------------------------
Target                         $230      $222      $213
Mervyn's                        190       200       204
DSD                             230       232       225
=========================================================

 * Thirteen-month average retail square feet.
** The 1995 revenues per square foot calculations exclude the 53rd week.

GROSS MARGIN RATE
All three operating divisions contributed to the 1995 gross margin rate decline. In addition, the decline reflects Target's growing influence on the Corporation's overall margin structure, as well as the year-over-year impact of a $17 million LIFO charge in 1995, compared with a $19 million LIFO credit for the prior year.
 . TARGET'S gross margin rate declined slightly relative to 1994, primarily due to the strength of low-margin commodity businesses in the fourth quarter. In addition, a highly competitive environment made it difficult for Target to pass along increased merchandise costs. In 1996, Target expects to remain price-competitive, yet realize an improvement in the gross margin rate as a result of improved sales mix and reduced clearance markdowns.
 . MERVYN'S gross margin rate declined for the year, reflecting a sharp deterioration during the first half of the year due to significantly increased promotional markdowns without offsetting markup improvement. Beginning in the third quarter, there was a strong improvement in the gross margin rate over the first six months of 1995 as a result of increased markup offsetting markdown rates associated with the new strategy. The 1995 gross margin rate was also impacted by the year-over-year change in the LIFO provision. Looking forward, with all of the critical elements of the profit formula solidly in place, Mervyn's expects to generate significant gross margin rate improvement in 1996, particularly during the first half of the year.
 . DSD'S gross margin rate declined significantly in 1995 due to a substantial increase in clearance markdowns and the year-over-year change in the LIFO provision, partially offset by an improvement in markup. In 1996, as a result of substantially fewer promotional events, DSD's promotional markdown rate is expected to decline, resulting in an improvement in the gross margin rate.

                 17 Dayton Hudson Corporation and Subsidiaries

                            ANALYSIS OF OPERATIONS
                 (Millions of Dollars, Except Per Share Data)


     The 1994 gross margin rate was essentially unchanged from 1993, reflecting markdown improvement at all three operating divisions, offset by a significantly lower LIFO credit. Target's gross margin rate declined in 1994, reflecting an improved promotional markdown rate more than offset by a lower markup and a lower LIFO credit. Mervyn's 1994 gross margin rate compared favorably to 1993, the result of lower promotional and clearance markdowns partially offset by lower markup. DSD's gross margin rate was essentially unchanged in 1994, as an improved clearance markdown rate was offset by a lower LIFO credit and higher promotional markdowns.

     The LIFO provision was as follows:

- -----------------------------------------------------------
LIFO PROVISION: (EXPENSE)/CREDIT     1995     1994     1993
- -----------------------------------------------------------
Target                              $  --    $  --    $  62
Mervyn's                              (12)       8        7
DSD                                    (5)      11       22
- -----------------------------------------------------------
Total                               $ (17)   $  19    $  91
- -----------------------------------------------------------
Per Share                           $(.14)   $ .15    $ .75
===========================================================

     The LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. The 1995 LIFO charge reflected retail price inflation, particularly increased retail prices related to Mervyn's new strategy, partially offset by associated increases in markup rates. The 1994 LIFO credit reflected higher inventory levels associated with new store growth, as well as deflation in retail prices. The 1993 LIFO credit reflected deflation in retail prices at all three operating divisions, partially offset by a substantial decline in inventory levels at Mervyn's.

OPERATING EXPENSE RATE

All three operating divisions contributed to the overall operating expense rate increase in 1995, which was partially offset by the favorable effect of Target's increasing impact on the overall expense rate structure. Looking forward to 1996, we will aggressively pursue the identification and realization of operating expense savings throughout the Corporation.

 . TARGET'S operating expense rate increased in 1995, principally due to higher store expenses associated with starting-wage rate increases. As one of its primary objectives for 1996, Target has begun a major initiative to reduce its operating expense rate over time and has developed a broad-based cost-reduction program that includes 1996 savings of $50 million related to store productivity improvements, as well as other cost reductions in headquarters and marketing.

 . MERVYN'S operating expense rate deteriorated in 1995, primarily reflecting lower sales leveraging, as well as increased marketing expenses. Favorable expense management in the fourth quarter partially offset the higher expenses that were reported during the first nine months. Mervyn's has formulated an expense-reduction program that is intended to significantly reduce costs, principally in the areas of stores, marketing and employee benefits. The majority of Mervyn's $100 million annualized expense savings are expected to be realized during fiscal 1996.

 . DSD'S operating expense rate rose in 1995 as a result of increased store and marketing costs, higher buying and occupancy costs, and lower sales leverage. DSD initiated a new strategy in the second half of 1995 that includes as one of its key elements an increased emphasis on improved guest service. In 1996, the incremental store costs related to the new strategy are expected to be offset by marketing expense savings resulting from substantially fewer promotional events and savings from centralizing certain store operational functions.

     The 1994 operating expense rate increased over 1993 and included charges of $32 million, or 26 cents per share, for strategic store closings and relocations at Target, and $20 million, or 16 cents per share, for Mervyn's 11-store Colorado remodeling project. Target's operating expense rate was unchanged in 1994, reflecting favorable sales leveraging and expense efficiencies offset by charges related to its strategic efforts. In addition to the charge related to the Colorado stores, Mervyn's operating expense rate increased in 1994 due to additional advertising expense and lower sales leveraging. DSD's operating expense rate was higher in 1994 due to increased advertising expenses partially offset by other expense savings.

START-UP EXPENSES

Start-up expenses rose in 1995 due primarily to growth in the number of new Target stores. A total of 76 new stores were opened in 1995, compared with 69 stores in 1994 and 62 stores in 1993. Start-up expenses are generally recognized evenly throughout the year in which the expenses are incurred.

                 18 Dayton Hudson Corporation and Subsidiaries

                            ANALYSIS OF OPERATIONS
                 (Millions of Dollars, Except Per Share Data)


INTEREST EXPENSE

Interest expense increased $16 million in 1995, as higher average debt balances, utilized to fund new store growth, remodeling programs and other capital expenditures, were partially offset by a lower average portfolio rate and interest savings related to the replacement of debt with the proceeds from the sale of securitized accounts receivable. The decrease in interest expense in 1994 of $20 million was the result of lower average financing requirements and a lower average portfolio rate.

     Interest expense in 1996 is expected to increase to between $450 million and $475 million, reflecting the continued borrowing requirements for store expansion, remodeling programs and internal credit growth, partially offset by a decline in the average portfolio rate.

     The Corporation has the option, but not the obligation, to call and refund approximately $325 million of sinking fund debentures at a premium in the second half of 1996. The Corporation has not committed to these transactions, which would result in a one-time charge of up to 14 cents per share, but would save the Corporation future annual interest expense of approximately 7 cents per share over the period of time the debentures would have otherwise remained outstanding. The actual amount of ongoing interest savings will depend on the Corporation's borrowing rates at the time of the refunding.

CORPORATE AND OTHER EXPENSE, NET

Corporate and other expense includes corporate headquarters expense, corporate charitable contributions that support our annual giving program of 5 percent of federally taxable income, and a variety of other items.

     One of the Corporation's primary objectives is to increase overall operating effectiveness through the sharing of information and resources among its divisions. In 1995, the Corporation completed the consolidation of its credit operations, for which a pre-tax charge of $10 million, or 8 cents per share, was included in 1994 corporate and other expense. The Corporation has begun to realize, and expects to continue to achieve, divisional cost savings as a result of the consolidation of its credit operations. Consistent with its objective, in 1995 the Corporation committed to a three-year common information systems initiative aimed at producing additional profitability through improvements to gross margin, as well as cross-divisional efficiencies and cost savings.

INCOME TAX RATE

The effective tax rates were 38.0 percent, 39.2 percent and 38.2 percent in 1995, 1994 and 1993, respectively. The 1995 effective tax rate decreased from the prior year, primarily as a result of a greater impact of permanent differences on a lower earnings base. The increase in the 1994 effective tax rate over 1993 reflected the one-time benefit in 1993 from the adoption of SFAS No. 109, "Accounting for Income Taxes." In 1996, our tax rate is expected to return to a level approximating our 1994 rate.

FOURTH QUARTER RESULTS

Due to the seasonal nature of the retail industry, fourth quarter operating results represent a substantially larger share of the total year operating results due to the inclusion of the holiday shopping season.

     The Corporation's fourth quarter earnings per share were $2.94, reflecting a decline from $3.62 for the same quarter last year. The fourth quarter earnings per share comparison was unfavorably affected by a 1995 pre-tax LIFO charge of $17 million, or 14 cents per share, versus a credit of $9 million, or 7 cents per share, in 1994. Net earnings were $228 million for the quarter, compared with $279 million in 1994.

 . TARGET'S operating profit declined moderately, reflecting a 20 percent revenue increase offset by a lower gross margin rate and a higher operating expense rate. Comparable-store revenues increased 6 percent. Target's gross margin rate decline was the result of continued cost pressures in a competitive pricing environment and an adverse change in the business mix. The operating expense rate increased slightly due to higher store payroll and marketing expenses.

 . MERVYN'S operating profit declined in the quarter but was essentially unchanged from a year ago before the year-over-year impact of LIFO. Total revenues for the quarter rose 1 percent, while comparable-store revenues decreased 5 percent. The gross margin rate was unfavorable compared with the prior year as an improved markup was more than offset by a significant increase in promotional markdowns and the year-over-year change in the LIFO provision. The operating expense rate improved slightly.

 . DSD'S fourth quarter operating profit declined, while total revenues increased
  2 percent and comparable-store revenues decreased 3 percent. The gross margin rate declined reflecting increased clearance markdowns, partially offset by markup and promotional markdown improvements, and the unfavorable year-over-year change in the LIFO provision. DSD's operating expense rate was higher than the prior year due to increased store and marketing costs in addition to lower sales leveraging.


                 19 Dayton Hudson Corporation and Subsidiaries

                        ANALYSIS OF FINANCIAL CONDITION
                             (Millions of Dollars)

Our financial condition remains strong, as our cash flow from operations was $1,161 million, driven by earnings before interest, income taxes, depreciation and amortization of $1,537 million. Internally generated funds will continue to be the most important component of our capital resources and, along with our ability to access a variety of financial markets, are expected to enable us to fund our expansion plans.

     Average accounts receivable, net of the reduction for $400 million of securitized accounts receivable sold, grew 4 percent during 1995. The Corporation continued to realize a favorable impact on finance charge revenues and late fees as a result of the continued expansion of our proprietary credit cards. In 1995, we successfully completed the first phase of the roll-out of the Target Guest Card/SM/, Target's proprietary credit card, which is expected to have a significant impact on accounts receivable growth and credit profitability in the future.

     Inventory levels increased $241 million, in line with revenue and square footage growth. Importantly, this inventory growth was more than fully funded by an increase in accounts payable of $286 million.

     Capital expenditures for 1995 were $1,522 million, compared with $1,095 million for fiscal year 1994. This increase reflected the additional capital invested in new stores and store remodels, and included the acquisition and remodel of several real estate sites related to Mervyn's 1995 entry into the Minneapolis-St. Paul market. Target comprised 70 percent of 1995 expenditures, while 18 percent, 11 percent and 1 percent were made by Mervyn's, DSD and Corporate, respectively. Net fixed assets increased $909 million, principally as a result of new store growth at Target. During 1995, Target added 65 new stores, Mervyn's opened 10 new stores and DSD opened one new store. Approximately 69 percent of total capital expenditures was for the building of new stores, 9 percent was for store remodeling and 22 percent was for distribution, information systems and other capital items. Over the past five years, Target's square footage has grown at a compound annual rate of approximately 10 percent, and this growth rate is expected to continue into the foreseeable future.

     Capital expenditures in 1996 are expected to be approximately $1,400 million for the construction of new stores, remodeling of existing stores and other capital support. As we continue to invest in each of our operating companies, the majority of new store capital continues to be invested in Target. In the upcoming year, Target plans to open 65 to 75 new stores in new and existing markets and construct two new distribution centers. Expansion plans for Target in 1996 include market entries into upstate New York, Maryland, Virginia and Washington D.C., as well as further testing of its super-center concept, including openings in Salt Lake City. Mervyn's plans to open four to six new stores, and DSD plans to open two new department stores and two new home stores, all in existing markets.

     The Corporation's financing strategy is to ensure liquidity and access to capital markets, to control the amount of floating-rate debt and to maintain a balanced portfolio of maturities. Within these parameters, we continually seek to minimize our cost of borrowing. The average rate on our financings, including the sale of securitized accounts receivable, decreased from 8.8 percent in 1994 to 8.5 percent in 1995. We expect this rate to decline further in 1996.

     A key to the Corporation's liquidity and capital market access is the maintenance of strong investment grade debt ratings. During 1995, Duff & Phelps and Standard & Poor's downgraded our long-term debt ratings to A- and BBB+, respectively, principally due to our 1995 financial performance. Moody's has placed the Corporation's A3 rating under review for a possible downgrade, and we expect that any potential action taken by Moody's would not materially affect our ability to access the capital markets. Our commercial paper debt ratings were D-1-, P-2 and A-2 by Duff & Phelps, Standard & Poor's, and Moody's, respectively. These ratings are sufficient to support commercial paper levels well in excess of the $948 million outstanding at year-end. In 1996 and beyond, we expect that a strong recovery in profitability would allow us to continue our capital expenditure plans while maintaining or improving our ratings.

     In addition to the unsecured debt markets, the Corporation accessed the secured debt market in 1995 through our securitization of accounts receivable. The ability to access this market in the future provides the Corporation with an attractive alternative source of funds. Further liquidity is provided by $1.4 billion of committed credit lines obtained through a group of 27 domestic and international banks.

                20  Dayton Hudson Corporation and Subsidiaries

                            PERFORMANCE OBJECTIVES
                             (Millions of Dollars)

SHAREHOLDER RETURN

Management's primary objective is to maximize shareholder value over time. This is accomplished through a combination of dividend income and share price appreciation, while a prudent and flexible capital structure is maintained.

     Our total return to shareholders was approximately 11 percent for 1995. Though below broad market measures, this return was consistent with retail industry averages.

MEASURING VALUE CREATION

We measure shareholder value creation using a form of Economic Value Added/R/ (EVA/R/), which we define generally as after-tax operating profit less a capital charge for all investment employed. The capital charge is an estimate of the Corporation's after-tax cost of capital, which has been adjusted for the age of our stores, recognizing that mature stores inherently have higher returns than newly opened stores. We estimate that the after-tax cost of capital for our retail business is 10 percent, while our credit operations' after-tax cost of capital is estimated to be 6 percent as a result of its ability to support higher debt levels. We expect to generate returns in excess of these costs of capital, thereby producing positive EVA.

     We believe there is a high correlation between generating EVA and creating shareholder value. Maximizing EVA is our internal key to achieving our primary objective, which is to maximize shareholder value over time. EVA is used to evaluate our performance and to guide capital investment decisions. A significant portion of executive incentive compensation is tied to the achievement of targeted levels of annual EVA.

FINANCIAL OBJECTIVES

We believe that managing our business with a focus on EVA will assist us in achieving our objective of earnings per share growth of 15 percent per year over time. We intend to deliver these results, while maintaining a year-end debt ratio for our retail operations of 45 percent to 55 percent, which will ensure sufficient capital market access to fund our growth. We operated within our target range in 1995, 1994 and 1993, and plan to move our leverage to the middle of this range over time.

     In evaluating our debt level, we separate our retail operations from our credit operations due to their inherently different performance characteristics. We view the appropriate capitalization of our credit business to be 88 percent debt and 12 percent equity, similar to ratios of comparable credit-card businesses.

- -------------------------------------------------------------------------------
                                                           1995    1994    1993
- -------------------------------------------------------------------------------
DEBT RATIO/1/:
     RETAIL                                                 53%     50%     53%
     CREDIT                                                 88      88      88
- -------------------------------------------------------------------------------
     TOTAL                                                  60%     57%     59%
- -------------------------------------------------------------------------------
BALANCE SHEET DEBT RATIO                                    56%     55%     58%
===============================================================================

/1/ Includes the impact of off-balance sheet operating leases and $400 million of securitized accounts receivable sold, as if they were debt.

/R/ Economic Value Added and EVA are registered trademarks.

                21  Dayton Hudson Corporation and Subsidiaries

                                INTERNAL CREDIT
                             (Millions of Dollars)



Internal credit strategically supports our core retail operations and continues to demonstrate its profitability on a stand-alone basis. In 1995, we consolidated our credit operations in a single facility, devoted significant resources to expanding our credit-card business and completed a cost-effective sale of securitized accounts receivable. In addition, in 1995 we aggressively grew the business by successfully completing the initial phase of the roll-out of the Target Guest Card.

     The operating margin of our credit operations increased by 12 percent to $194 million in 1995, the result of a substantial increase in credit revenues partially offset by an increase in expenses related to receivables growth. The increase in the bad debt provision over the prior year was associated with the new accounts created with the Target Guest Card in addition to an increase in delinquency rates. Operating profit was $169 million, including the one-time marketing costs associated with the expansion of the Target Guest Card and the net impact from the securitization of accounts receivable.

     In 1996, we plan to significantly grow the credit business as we continue to expand the Target Guest Card, lower minimum payment terms on Mervyn's accounts and begin offering a loyalty incentive program for credit-card customers at DSD. In addition, we expect to achieve increased efficiencies and reduced expenses through further leveraging the combined credit operations and investing in credit information systems. As a result, we expect increased operating profit and EVA.

     The following table illustrates the results of our credit operations:

- -------------------------------------------------------------------------------
CREDIT OPERATING PROFIT                                    1995    1994    1993
- -------------------------------------------------------------------------------
REVENUES:
     Finance-charge revenues and late fees               $  313  $  248  $  200
     Merchant and deferred billing fees                      75      65      63
- -------------------------------------------------------------------------------
     Total revenues                                         388     313     263
- -------------------------------------------------------------------------------
EXPENSES:
     Bad debt provision                                     104      66      53
     Operating expenses                                      90      74      70
- -------------------------------------------------------------------------------
     Total expenses                                         194     140     123
- -------------------------------------------------------------------------------
OPERATING MARGIN                                            194     173     140
Target Guest Card introduction costs                        (15)     (3)     --
Net impact from securitization                              (10)     --      --
- -------------------------------------------------------------------------------
OPERATING PROFIT, NET                                    $  169  $  170  $  140
- -------------------------------------------------------------------------------
Average accounts receivable serviced                     $1,719  $1,504  $1,329
Average accounts receivable owned                        $1,558  $1,504  $1,329
===============================================================================

     In the preceding table, revenues, expenses and operating margin, as reflected, are associated with accounts receivable serviced. Merchant fees represent the fees charged to our retail operations on a basis similar to charges incurred for third-party credit cards. Deferred billing fees represent charges for carrying non-revenue-earning revolving balances. Both the merchant and deferred billing fees are intercompany transfer prices that are eliminated in consolidation. Operating expenses, measured on an all-inclusive basis, represent expenses for granting and operating credit. The net impact from securitization represents a reduction of revenues, as well as a reduction in the bad debt provision, resulting from the sale of $400 million of securitized accounts receivable. Average accounts receivable serviced represents an average of all accounts receivable, including the securitized accounts receivable sold, while the calculation of average accounts receivable owned reflects a reduction for the sale of securitized accounts receivable.

     Recognizing credit's strategic support of our core retail operations, credit revenue, operating profit and EVA continue to be recorded in each of the operating divisions' results.

                22  Dayton Hudson Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Millions of Dollars)

BUSINESS SEGMENT COMPARISONS                           1995*     1994      1993
- -------------------------------------------------------------------------------
REVENUES
Target                                              $15,807   $13,600   $11,743
Mervyn's                                              4,516     4,561     4,436
Department Store Division                             3,193     3,150     3,054
- -------------------------------------------------------------------------------
Total revenues                                      $23,516   $21,311   $19,233
- -------------------------------------------------------------------------------
OPERATING PROFIT
Target                                              $   719   $   732   $   662
Mervyn's                                                100       206       179
Department Store Division                               184       270       268
- -------------------------------------------------------------------------------
Total operating profit                                1,003     1,208     1,109
Interest expense, net                                   442       426       446
Corporate and other                                      60        68        56
- -------------------------------------------------------------------------------
Earnings before income taxes                        $   501   $   714   $   607
- -------------------------------------------------------------------------------
OPERATING PROFIT AS A PERCENT OF REVENUES
Target                                                  4.6%      5.4%      5.6%
Mervyn's                                                2.2       4.5       4.0
Department Store Division                               5.8       8.6       8.8
- -------------------------------------------------------------------------------
EBITDA (EARNINGS BEFORE INTEREST, INCOME TAXES,
 DEPRECIATION AND AMORTIZATION)
Target                                              $ 1,047   $ 1,026   $   926
Mervyn's                                                250       351       325
Department Store Division                               297       378       372
Corporate and other                                     (57)      (67)      (55)
- -------------------------------------------------------------------------------
Total EBITDA                                        $ 1,537   $ 1,688   $ 1,568
- -------------------------------------------------------------------------------
EBITDA AS A PERCENT OF REVENUES
Target                                                  6.6%      7.5%      7.9%
Mervyn's                                                5.5       7.7       7.3
Department Store Division                               9.3      12.0      12.2
- -------------------------------------------------------------------------------
ASSETS
Target                                              $ 7,330   $ 6,247   $ 5,495
Mervyn's                                              2,776     2,917     2,750
Department Store Division                             2,309     2,392     2,240
Corporate and other                                     155       141       293
- -------------------------------------------------------------------------------
Total assets                                        $12,570   $11,697   $10,778
- -------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Target                                              $   328   $   294   $   264
Mervyn's                                                150       145       146
Department Store Division                               113       108       104
Corporate and other                                       3         1         1
- -------------------------------------------------------------------------------
Total depreciation and amortization                 $   594   $   548   $   515
- -------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Target                                              $ 1,067   $   842   $   716
Mervyn's                                                273       146       180
Department Store Division                               161        96        80
Corporate and other                                      21        11         2
- -------------------------------------------------------------------------------
Total capital expenditures                          $ 1,522   $ 1,095   $   978
===============================================================================

* Consisted of 53 weeks.
In 1995, operating profit and EBITDA reflect a net reduction of $2 million, $5 million and $3 million for Target, Mervyn's and DSD, respectively, related to the sale of securitized accounts receivable.

                 23 Dayton Hudson Corporation and Subsidiaries

                      CONSOLIDATED RESULTS OF OPERATIONS
                 (Millions of Dollars, Except Per Share Data)

                                                       1995      1994      1993
- -------------------------------------------------------------------------------
REVENUES                                            $23,516   $21,311   $19,233
COSTS AND EXPENSES
  Cost of retail sales, buying and occupancy         17,527    15,636    14,164
  Selling, publicity and administrative               4,043     3,614     3,158
  Depreciation and amortization                         594       548       515
  Interest expense, net                                 442       426       446
  Taxes other than income taxes                         409       373       343
- -------------------------------------------------------------------------------
  Total Costs and Expenses                           23,015    20,597    18,626
- -------------------------------------------------------------------------------
Earnings Before Income Taxes                            501       714       607
Provision for Income Taxes                              190       280       232
- -------------------------------------------------------------------------------
NET EARNINGS                                        $   311   $   434   $   375
- -------------------------------------------------------------------------------
PRIMARY EARNINGS PER SHARE                          $  4.03   $  5.77   $  4.99
FULLY DILUTED EARNINGS PER SHARE                    $  3.89   $  5.52   $  4.77
- -------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING (Millions):
  Primary                                              72.3      72.0      71.8
  Fully Diluted                                        76.4      76.3      76.1
===============================================================================

See Notes to Consolidated Financial Statements contained throughout pages
23-34.

                 24 Dayton Hudson Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Millions of Dollars, Except Per Share Data)

SUMMARY OF ACCOUNTING POLICIES
ORGANIZATION Dayton Hudson Corporation (the Corporation) is a general merchandise retailer. The Corporation's operating divisions consist of Target, Mervyn's and the Department Store Division (DSD). Target, an upscale discount chain located in 33 states coast-to-coast, generated 67 percent of the Corporation's 1995 revenues. Mervyn's, a middle-market promotional department store located in 16 states in the West, South and Midwest, generated 19 percent of revenues. DSD offers trend leadership, quality merchandise and superior service throughout its department stores, located in nine states, primarily in the Midwest, and generated 14 percent of revenues.
CONSOLIDATION The financial statements include the accounts of the Corporation after elimination of material intercompany balances and transactions. All subsidiaries are wholly owned.
USE OF ESTIMATES Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
FISCAL YEAR The Corporation's fiscal year ends on the Saturday nearest
January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

- -----------------------------------------
Fiscal Year               Ended     Weeks
- -----------------------------------------
1995           February 3, 1996        53
1994           January 28, 1995        52
1993           January 29, 1994        52
=========================================

RECLASSIFICATIONS Certain prior-year amounts have been reclassified to conform to the current-year presentation.

REVENUES
Finance-charge revenues and late fees on internal credit sales were $292 million on sales of $3.8 billion in 1995, $248 million on sales of $3.6 billion in 1994 and $200 million on sales of $3.5 billion in 1993. Leased department sales were $153 million, $156 million and $165 million in 1995, 1994 and 1993, respectively.

EARNINGS PER SHARE
Primary earnings per share equals net earnings, less dividend requirements on Employee Stock Ownership Plan (ESOP) preferred stock, divided by the average number of common shares and common share equivalents outstanding during the period. Fully diluted earnings per share assumes conversion of the ESOP preferred stock into common stock, unless the conversion is antidilutive. Net earnings are adjusted for the additional expense required to fund the ESOP debt service, which results from the assumed replacement of the ESOP preferred dividends with common stock dividends, unless the assumed conversion is antidilutive. References to earnings per share relate to fully diluted earnings per share.

ADVERTISING COSTS
Advertising costs, included in selling, publicity and administrative expenses, are expensed as incurred and were $670 million, $604 million and $494 million for 1995, 1994 and 1993, respectively.

INCOME TAXES
Reconciliation of tax rates is as follows:

- ---------------------------------------------------------------------
PERCENT OF EARNINGS BEFORE
INCOME TAXES                                    1995    1994    1993
- ---------------------------------------------------------------------
Federal statutory rate                          35.0%   35.0%   35.0%
State income taxes, net of federal tax benefit   4.9     4.7     4.6
Targeted Jobs Tax Credits                        (.5)    (.7)    (.4)
Dividends on preferred stock                    (1.1)    (.6)    (.5)
Other                                            (.3)     .8     (.5)
- ---------------------------------------------------------------------
Effective tax rate                              38.0%   39.2%   38.2%
=====================================================================

The components of the provision for income taxes were:

- ------------------------------------------------------
INCOME TAX PROVISION:
EXPENSE/(BENEFIT)                 1995    1994    1993
- ------------------------------------------------------
Current:
        Federal                   $158    $262    $166
        State                       38      59      37
- ------------------------------------------------------
                                   196     321     203
- ------------------------------------------------------
Deferred:
        Federal                     (5)    (34)     23
        State                       (1)     (7)      6
- ------------------------------------------------------
                                    (6)    (41)     29
- ------------------------------------------------------
Total                             $190    $280    $232
======================================================

The components of the net deferred tax liability were:

- ---------------------------------------------------------------------------
                                                FEBRUARY 3,     January 28,
NET DEFERRED TAX LIABILITY                             1996            1995
- ---------------------------------------------------------------------------
Gross deferred tax liabilities:
        Property and equipment                         $319            $311
        Inventory                                        27              34
        Other                                            47              45
- ---------------------------------------------------------------------------
                                                        393             390
- ---------------------------------------------------------------------------
Gross deferred tax assets:
        Self-insured benefits                            99              93
        Deferred compensation                            74              66
        Postretirement health care obligation            44              44
        Purchase accounting                              28              41
        Allowance for doubtful accounts                  28              19
        Other                                            70              71
- ---------------------------------------------------------------------------
                                                        343             334
- ---------------------------------------------------------------------------
Total                                                  $ 50            $ 56
===========================================================================

                 25 Dayton Hudson Corporation and Subsidiaries

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                             (Millions of Dollars)

                                                          FEBRUARY 3,    January 28,
                                                                 1996           1995
- ------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                $   175        $   147
     Accounts receivable                                        1,510          1,810
     Merchandise inventories                                    3,018          2,777
     Other                                                        252            225
- ------------------------------------------------------------------------------------
     Total Current Assets                                       4,955          4,959

PROPERTY AND EQUIPMENT
     Land                                                       1,496          1,251
     Buildings and improvements                                 5,812          5,208
     Fixtures and equipment                                     2,482          2,257
     Construction-in-progress                                     434            293
     Accumulated depreciation                                  (2,930)        (2,624)
- ------------------------------------------------------------------------------------
     Property and Equipment, net                                7,294          6,385
OTHER                                                             321            353
- ------------------------------------------------------------------------------------
TOTAL ASSETS                                                  $12,570        $11,697
- ------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES
     Accounts payable                                         $ 2,247        $ 1,961
     Accrued liabilities                                          957          1,045
     Income taxes payable                                         137            175
     Current portion of long-term debt and notes payable          182            209
- ------------------------------------------------------------------------------------
     Total Current Liabilities                                  3,523          3,390

LONG-TERM DEBT                                                  4,959          4,488

DEFERRED INCOME TAXES AND OTHER                                   623            582

CONVERTIBLE PREFERRED STOCK, NET                                   62             44

SHAREHOLDERS' INVESTMENT
     Convertible preferred stock                                  257            277
     Common stock                                                  72             72
     Additional paid-in capital                                   110             89
     Retained earnings                                          3,044          2,882
     Loan to ESOP                                                 (80)          (127)
- ------------------------------------------------------------------------------------
     Total Shareholders' Investment                             3,403          3,193
- ------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT                $12,570        $11,697
====================================================================================

See Notes to Consolidated Financial Statements contained throughout pages 23-34.

                26  Dayton Hudson Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Millions of Dollars, Except Per Share Data)

CASH EQUIVALENTS

Cash equivalents represent short-term investments with a maturity of three months or less from the time of purchase.

ACCOUNTS RECEIVABLE

Accounts receivable are written off when the required payments have not been received for six consecutive months. Prior to an account being written off, an allowance is established for potential losses. The allowance for doubtful accounts was $69 million and $46 million at year-end 1995 and 1994, respectively.

     In September 1995, the Corporation entered into a securitization transaction and transferred substantially all of its credit-card receivables to a trust in return for certificates representing undivided interests in the trust's assets. Concurrently, the Corporation sold to the public $400 million of three-year certificates, with a fixed rate of 6.1 percent, backed by the credit-card receivables. The issuance of Class A certificates was recorded as a sale, and no gain or loss was recorded on the transaction. The Corporation retained a $123 million issue of subordinated Class B asset-backed certificates, which is classified in accounts receivable at February 3,1996. The Corporation owns the remaining undivided interest in the trust's assets and, through its credit-card subsidiary, continues to service all receivables for the trust.

INVENTORIES

Inventories and the related cost of sales are accounted for by the retail inventory accounting method using the last-in, first-out (LIFO) basis and are stated at the lower of LIFO cost or market. Under this method, the cost of retail sales as reported in the Consolidated Results of Operations, represents current cost, thereby reflecting the effect of changing prices. The cumulative LIFO provision was $77 million and $60 million at February 3, 1996, and January 28, 1995, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives. Buildings and improvements are depreciated over eight to 55 years. Furniture and fixtures are depreciated over three to eight years. Accelerated depreciation methods are generally used for income tax purposes.

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 prescribes the accounting treatment for long-lived assets, identifiable intangibles and goodwill related to those assets when there are indications that the carrying values of those assets may not be recoverable. Management believes that the adoption of SFAS No. 121 in 1996 will not have a material adverse effect on the Corporation's results of operations or its financial condition taken as a whole.

ACCOUNTS PAYABLE

Outstanding drafts included in accounts payable were $344 million and $352 million at year-end 1995 and 1994, respectively.

LEASES

Assets held under capital leases are included in property and equipment and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized, and lease rentals are expensed. Rent expense on buildings, classified in buying and occupancy, includes percentage rents that are based on a percentage of retail sales over stated levels. Total rent expense was $144 million, $123 million and $100 million in 1995, 1994 and 1993, respectively.

     Most of the long-term leases include options to renew, with terms varying from five to 30 years. Certain leases also include options to purchase the property.

     Future minimum lease payments required under noncancelable lease agreements existing at February 3, 1996, were:

- ------------------------------------------------------------------------------
                                                       Operating       Capital
FUTURE MINIMUM LEASES PAYMENTS                            Leases        Leases
- --------------------------------------------------------------------------------
1996                                                      $  124         $  19
1997                                                         108            19
1998                                                         103            18
1999                                                          94            18
2000                                                          76            17
After 2000                                                   661           153
- ------------------------------------------------------------------------------
Total future minimum lease payments                        1,166           244
Less: Interest *                                            (524)         (127)
- ------------------------------------------------------------------------------
Present value of minimum lease payments                   $  642         $ 117**
==============================================================================

 * Calculated using the interest rate at inception for each lease
   (the weighted average interest rate was 9.5 percent).
** Includes current portion of $6 million.

COMMITMENTS AND CONTINGENCIES

Commitments for the future purchase of real estate, construction of new facilities, remodeling of existing facilities and other equipment purchases were approximately $382 million at February 3, 1996. The Corporation is exposed to claims and litigation arising out of the ordinary course of business. Management, after consulting with legal counsel, believes that the currently identified claims and litigation will not have a material adverse effect on the Corporation's results of operations or its financial condition taken as a whole.

                27  Dayton Hudson Corporation and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Millions of Dollars)

                                                                  1995       1994      1993
- -------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net earnings                                                 $   311    $   434    $  375
  Reconciliation to cash flow:
    Depreciation and amortization                                  594        548       515
    Deferred tax provision: (benefit)/expense                       (6)       (41)       29
    Other noncash items affecting earnings                          52         38        55
    Changes in operating accounts providing/(requiring) cash:
      Accounts receivable                                         (100)      (274)      (22)
      Sale of securitized accounts receivable                      400         --        --
      Merchandise inventories                                     (241)      (280)      121
      Accounts payable                                             286        307        58
      Accrued liabilities                                          (88)       147        63
      Income taxes payable                                         (38)        30        20
    Other                                                           (9)       (17)        5
- -------------------------------------------------------------------------------------------
  Cash Flow Provided by Operations                               1,161        892     1,219
- -------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Expenditures for property and equipment                       (1,522)    (1,095)     (969)
  Proceeds from disposals of property and equipment                 17         89        79
- -------------------------------------------------------------------------------------------
  Cash Flow Required for Investing Activities                   (1,505)    (1,006)     (890)
- -------------------------------------------------------------------------------------------
  Net Financing (Requirements)/Sources                            (344)      (114)      329
- -------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Increase/(decrease) in notes payable, net                        501        247       (23)
  Additions to long-term debt                                      150         --       528
  Reductions of long-term debt                                    (210)      (199)     (581)
  Principal payments received on loan to ESOP                       57         58        61
  Dividends paid                                                  (148)      (144)     (138)
  Other                                                             22        (22)       28
- -------------------------------------------------------------------------------------------
  Cash Flow Provided by/(Used for) Financing Activities            372        (60)     (125)
- -------------------------------------------------------------------------------------------
Net Increase/(Decrease) in Cash and Cash Equivalents                28       (174)      204
Cash and Cash Equivalents at Beginning of Year                     147        321       117
- -------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $   175    $   147    $  321
===========================================================================================

Amounts in these statements are presented on a cash basis and therefore may differ from those shown in other sections of this Annual Report. Cash paid for income taxes was $229 million, $292 million and $183 million for 1995, 1994 and 1993, respectively. Cash paid for interest (including interest capitalized) was $451 million, $431 million and $441 million for 1995, 1994 and 1993, respectively.

See Notes to Consolidated Financial Statements contained throughout pages 23-34.

                28  Dayton Hudson Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Millions of Dollars, Except Per Share Data)


LINES OF CREDIT

At February 3, 1996, two committed credit agreements totaling $1.4 billion were available from various lending institutions. There were no balances outstanding at any time during the year related to these agreements. A fee is paid for the availability under these agreements, and the Corporation may borrow at various specified rates. Fees paid under these agreements were $1 million in 1995 and 1994, and $2 million in 1993.

LONG-TERM DEBT AND NOTES PAYABLE

At February 3, 1996, $948 million of notes payable were outstanding, $840 million of which was classified as long-term as it was supported by the Corporation's committed credit agreement that expires in 2000. The remaining $108 million of notes payable were classified as current portion of long-term debt and notes payable as it was supported by a short-term committed credit agreement. The average amount of notes payable outstanding during 1995 was $884 million at a weighted-average interest rate of 6.0 percent.

     In 1995, the Corporation issued $150 million of long-term debt at 7.5 percent, maturing in 1999. The proceeds from the issuance were used for general corporate purposes.

     At year-end, the debt portfolio was as follows:

- -------------------------------------------------------------------------------
                                                     FEBRUARY 3,    January 28,
LONG-TERM DEBT AND NOTES PAYABLE                            1996           1995
- -------------------------------------------------------------------------------
Notes payable                                             $  948         $  447
Notes and debentures:
    Due 1995-1999; weighted-average rate of 8.2%*            490            545
    Due 2000-2004; weighted-average rate of 9.0%           1,037          1,037
    Due 2005-2009; weighted-average rate of 9.4%             201            201
    Due 2010-2014; weighted-average rate of 9.3%             549            549
    Due 2015-2019; weighted-average rate of 9.5%             514            514
    Due 2020-2023; weighted-average rate of 8.8%           1,285          1,285
- -------------------------------------------------------------------------------
Total long-term debt and notes payable                     5,024          4,578
Capital lease obligations                                    117            119
Less: current portion                                       (182)          (209)
- -------------------------------------------------------------------------------
Long-term debt and notes payable                          $4,959         $4,488
===============================================================================

* Reflects the weighted average rate as of February 3, 1996. The weighted-average rate as of January 28, 1995, was 8.8%.

     Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are $176 million in 1996, $100 million in 1997, $170 million in 1998, $152 million in 1999 and $1,228 million in 2000.

     The Corporation has two interest rate swap agreements that effectively exchange fixed interest rates for variable interest rates on $175 million of long-term debt without the exchange of underlying principal. The interest rate swaps are used to manage the portfolio mix of fixed- and floating-rate debt, within established parameters. The difference to be paid or received varies as short-term interest rates change and is accrued and recognized as an adjustment to interest expense. The agreements expire in the first quarter 1997. Market risks may arise from the movements in interest rates. The Corporation's credit risk is limited to the fair market value of the interest rate swaps.

     Subsequent to year-end, the Corporation issued $300 million of long-term debt at 6.4 percent, maturing in 2003. The proceeds from the issuance were used for general corporate purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of financial instruments were as follows:

- -------------------------------------------------------------------------------
                                              FEBRUARY 3,           January 28,
                                                     1996                  1995
- -------------------------------------------------------------------------------
                                       CARRYING      FAIR    Carrying      Fair
                                          VALUE     VALUE       Value     Value
- -------------------------------------------------------------------------------
Financial instruments
    recorded as liabilities:
        Long-term debt and
        notes payable                    $5,024    $5,460      $4,578    $4,701
Off-balance sheet financial
    instruments in a (receivable)/
    payable position:
        Interest rate swaps                  --        (3)         --         7
===============================================================================

     The fair value of long-term debt and interest rate swaps was estimated using discounted cash flow analysis, based on the Corporation's incremental interest rates for similar types of financial instruments.

                29  Dayton Hudson Corporation and Subsidiaries

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                   (Millions of Dollars, Except Share Data)

                                        Convertible            Additional
                                          Preferred     Common    Paid-in    Retained  Loan to
                                              Stock      Stock    Capital    Earnings     ESOP     Total
- --------------------------------------------------------------------------------------------------------
JANUARY 30, 1993                               $280        $71       $ 58      $2,357    $(200)   $2,566
Consolidated net earnings                        --         --         --         375       --       375
Dividends declared                               --         --         --        (140)      --      (140)
Tax benefit on unallocated
 preferred stock dividends                       --         --          6          --       --         6
Conversion of preferred stock
 and other                                       (7)        --          6          --       --        (1)
Net reduction in loan to ESOP                    --         --         --          --       39        39
Stock option activity                            --          1          3          --       --         4
- --------------------------------------------------------------------------------------------------------
JANUARY 29, 1994                                273         72         73       2,592     (161)    2,849
Consolidated net earnings                        --         --         --         434       --       434
Dividends declared                               --         --         --        (144)      --      (144)
Tax benefit on unallocated
 preferred stock dividends                       --         --          6          --       --         6
Conversion of preferred stock
 and other                                        4         --          7          --       --        11
Net reduction in loan to ESOP                    --         --         --          --       34        34
Stock option activity                            --         --          3          --       --         3
- --------------------------------------------------------------------------------------------------------
JANUARY 28, 1995                                277         72         89       2,882     (127)    3,193
Consolidated net earnings                        --         --         --         311       --       311
Dividends declared                               --         --         --        (149)      --      (149)
Tax benefit on unallocated
 preferred stock dividends                       --         --          5          --       --         5
Conversion of preferred stock
 and other                                      (20)        --         11          --       --        (9)
Net reduction in loan to ESOP                    --         --         --          --       47        47
Stock option activity                            --         --          5          --       --         5
- --------------------------------------------------------------------------------------------------------
FEBRUARY 3, 1996                               $257        $72       $110      $3,044     $(80)   $3,403
========================================================================================================

COMMON STOCK
Authorized 500,000,000 shares, $1.00 par value; 71,964,840 shares issued and outstanding at February 3, 1996; 71,690,360 shares issued and outstanding at January 28, 1995.

PREFERRED STOCK
Authorized 5,000,000 shares; Series B ESOP Convertible Preferred Stock $.01 par value, 401,494 shares issued and outstanding at February 3, 1996; 416,675 shares issued and outstanding at January 28, 1995. Each share converts into 10 shares of the Corporation's common stock, has voting rights equal to the equivalent number of common shares and is entitled to cumulative annual dividends of $56.20. Under certain circumstances, the shares may be redeemed at the election of the Corporation or the ESOP.

JUNIOR PREFERRED STOCK RIGHTS
The Corporation declared a distribution of shares of preferred share purchase rights in 1986. Terms of the plan provide for a distribution of one preferred share purchase right for each outstanding share of the Corporation's common stock. Each right will entitle shareholders to buy one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $150, subject to adjustment. The rights will be exercisable only if a person or group acquires ownership of 20 percent or more of the Corporation's common stock or announces a tender offer to acquire 30 percent or more of the common stock.

See Notes to Consolidated Financial Statements contained throughout pages
23-34.

                 30 Dayton Hudson Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Millions of Dollars, Except Per Share Data)

STOCK OPTION PLAN

The Corporation has a stock option plan for key employees. Options have included Incentive Stock Options, Non-Qualified Stock Options or a combination of the two. A majority of the options contain a vesting schedule so that 12 months after the grant date 25 percent of the options become exercisable, with another 25 percent vesting after each succeeding 12 months. These options are cumulatively exercisable and expire no later than 10 years after the date of the grant. In 1995, the Corporation adopted a non-qualified stock option plan for nonemployee members of its Board of Directors. Such stock option grants become exercisable after one year and expire no later than 10 years from the date of the grant. Stock options are awarded at fair market value on the grant date. When exercised, proceeds are credited to shareholders' investment and no expense is incurred.

  The Corporation has a performance share and restricted stock award plan for key employees. Performance shares are earned to the extent that certain financial goals are met over a four-year period. Performance shares and restricted stock awards are placed in escrow until retirement, subject to certain further restrictions.

  The Corporation follows the guidance in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations to account for its stock-based plans.

- ------------------------------------------------------------------------------
OPTIONS, PERFORMANCE SHARES AND RESTRICTED
STOCK AWARDS OUTSTANDING
- -----------------------------------------------------------------------------
                                   Options
                      ---------------------------------
                         Number          Price   Shares  Perform-  Restricted
                             of            Per    Exer-      ance       Stock
                         Shares          Share  cisable    Shares      Awards
- -----------------------------------------------------------------------------
Jan. 30, 1993         1,154,418  $30.25-$75.50  590,807   207,758          --
Granted                 205,268   65.25- 83.25
Canceled                (16,856)  53.00- 78.00
Exercised               (70,009)  30.25- 75.50
- -----------------------------------------------------------------------------
Jan. 29, 1994         1,272,821   30.25- 83.25  654,624   247,689      30,494
Granted                 200,886   75.31- 79.63
Canceled                (69,538)  59.81- 78.00
Exercised               (78,169)  30.25- 78.00
- -----------------------------------------------------------------------------
Jan. 28, 1995         1,326,000   30.25- 83.25  837,723   247,956      43,562
Granted                 497,459   66.38- 74.50
Canceled                (34,730)  59.81- 78.00
Exercised              (127,586)  30.25- 65.75
- -----------------------------------------------------------------------------
FEB. 3, 1996          1,661,143  $30.25-$83.25  895,315   267,901      59,873
=============================================================================

  The number of shares of unissued common stock reserved for future grants under the stock option plans were 2,543,805 at February 3, 1996, and 2,961,931 at January 28, 1995.

PENSION PLANS

The Corporation has three defined benefit pension plans that cover all employees who meet certain requirements of age, length of service and hours worked per year. The benefits provided are based upon years of service and the employee's compensation. Contributions to the pension plans, which are made solely by the Corporation, are determined by an outside actuarial firm. To compute net pension cost, the actuarial firm estimates the total benefits that will ultimately be paid to eligible employees and then allocates these costs to service periods. The period over which unrecognized pension costs and credits are amortized, including prior service costs and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits.

- -----------------------------------------------------------------------
NET PENSION EXPENSE                                1995    1994    1993
- -----------------------------------------------------------------------
Service cost-benefits earned during the period     $ 21    $ 25    $ 22
Interest cost on projected benefit obligation        35      33      32
Return on assets -- current                         (87)    (10)    (50)
                 -- deferred                         47     (26)     14
- -----------------------------------------------------------------------
Total                                              $ 16    $ 22    $ 18
=======================================================================

- -----------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS                              1995    1994    1993
- -----------------------------------------------------------------------
Discount rate                                     7 1/2%  8 1/2%   7 1/4%
Expected long-term rate of
        return on plans' assets                   9       9        9 1/2
Average assumed rate of
        compensation increase                     4 1/2   5 1/2    5 1/4
========================================================================

- ---------------------------------------------------------------------
                                                         December 31,
FUNDED STATUS                                            1995    1994
- ---------------------------------------------------------------------
Actuarial present value of
        Vested benefit obligation                        $412    $342
        Accumulated benefit obligation                    438     364
- ---------------------------------------------------------------------
        Projected benefit obligation                      503     425
Fair market value of plans' assets*                       518     455
- ---------------------------------------------------------------------
Plans' assets in excess of projected
        benefit obligation                                 15      30
Unrecognized prior service cost                             2       3
Unrecognized net actuarial loss                            21       8
- ---------------------------------------------------------------------
Prepaid pension asset                                   $  38   $  41
=====================================================================

* Plans' assets consist primarily of equity and fixed income securities.

                 31 Dayton Hudson Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Millions of Dollars, Except Per Share Data)

EMPLOYEE STOCK OWNERSHIP PLAN
The Corporation sponsors a defined contribution employee benefit plan.
Employees who meet certain eligibility requirements of age, length of service and hours worked per year can participate in the plan by investing up to 15 percent of their compensation. The Corporation's match equals 100 percent of each employee's contribution up to 5 percent of each participant's total compensation, within ERISA limits. The Corporation's contribution to the plan is invested in the ESOP.
  In 1989, the Corporation lent $379 million to the ESOP at a 9 percent interest rate. Proceeds from the loan were used by the ESOP to purchase 438,353 shares of Series B ESOP Convertible Preferred Stock of the Corporation. The original issue value of the ESOP preferred stock of $864.60 per share is guaranteed by the Corporation.
  The Corporation's contributions to the ESOP, plus dividends paid on all preferred stock held by the ESOP, are used to repay the loan principal and interest. Cash contributed by the Corporation to the ESOP was $45 million in 1995, $50 million in 1994 and $61 million in 1993. Dividends earned on shares held by the ESOP were $23 million in 1995 and $24 million each in 1994 and 1993. The dividends on allocated preferred stock are paid to participants' accounts in additional shares of preferred stock. Benefits expense, calculated based on the shares allocated method, was $39 million in 1995 and $33 million in 1994 and 1993.
  Upon a participant's termination, the Corporation is required to exchange at fair value each share of preferred stock for 10 shares of common stock and cash, if any. At February 3, 1996, 280,512 shares of the ESOP preferred stock were allocated to participants and had a fair value of $273 million.
  The convertible preferred stock and related loan to ESOP are classified as Shareholders' Investment to the extent the preferred stock is permanent equity. The remaining convertible preferred stock of $90 million, net of the related loan to ESOP of $28 million at February 3, 1996, represents the Corporation's maximum cash obligation at year-end, measured by the market value difference between the preferred stock and common stock, and is excluded from Shareholders' Investment.

POSTRETIREMENT HEALTH CARE BENEFITS
Certain health care benefits are provided for retired employees. Employees eligible for retirement become eligible for these benefits if they meet minimum age and service requirements and agree to contribute a portion of the cost. The Corporation has the right to modify or terminate these benefits.

- -------------------------------------------------------------------------------
ACCUMULATED POSTRETIREMENT                                          December 31,
BENEFIT OBLIGATION                                                1995     1994
- -------------------------------------------------------------------------------
Retirees                                                          $ 51     $ 47
Fully eligible active plan participants                             18       22
Other active plan participants                                      11       10
Prior service cost                                                  (4)      (5)
Unrecognized gain                                                   27       29
- --------------------------------------------------------------------------------
Total                                                             $103     $103
================================================================================

- --------------------------------------------------------------------------------
NET PERIODIC COST                                        1995     1994     1993
- --------------------------------------------------------------------------------
Service cost -- benefits earned
    during the period                                      $1       $2       $1
Interest cost on accumulated benefits                       5        6        8
- --------------------------------------------------------------------------------
Total                                                      $6       $8       $9
================================================================================

  An increase in the cost of covered health care benefits of 7 1/2 percent is assumed for fiscal 1996. The rate is assumed to decrease incrementally to 6 percent in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1 percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $5 million at February
3, 1996, and the net periodic cost by $.5 million for the year. The discount rate used in determining the accumulated postretirement benefit obligation was 7 1/2 percent for 1995, 8 1/2 percent for 1994 and 7 1/4 percent for 1993.

                 32 Dayton Hudson Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Millions of Dollars, Except Per Share Data)

CREDIT CARD SUBSIDIARY
Retailers National Bank (the Bank), a national credit-card bank and a wholly owned subsidiary, was chartered on January 7, 1994. The Bank issues and services the proprietary credit cards of the Corporation's operating divisions. At inception, the Bank acquired the outstanding accounts receivable of Target and DSD and acquired the outstanding accounts receivable of Mervyn's in 1994. In its Statement of Financial Position at January 28, 1995, the Bank reflected the accounts receivable retained after the sale of 80 percent of the accounts receivable to a wholly owned subsidiary of the Corporation (the Affiliate).
  In September 1995, the Bank transferred its remaining 20 percent undivided interest to the Affiliate and concurrently purchased a 5 percent undivided interest in the accounts receivable of a newly formed trust, created in connection with the securitization transaction. The Bank continues to service all of the accounts receivable on behalf of the trust. The accounts receivable and all related income and expenses of the Bank and the Affiliate are included in each operating division's results.
  Net earnings for the Bank on a stand-alone basis, before intercompany eliminations, were $34 million and $69 million in 1995 and 1994, respectively, and were not material in 1993. The following are condensed statements of financial position for the Bank.

- -------------------------------------------------------------------------------
                                                     FEBRUARY 3,     January 28,
CONDENSED STATEMENTS OF FINANCIAL POSITION                 1996            1995
- -------------------------------------------------------------------------------
Assets:
     Accounts receivable, net                               $91            $346
     Other assets                                            20              43
- -------------------------------------------------------------------------------
Total                                                      $111            $389
- -------------------------------------------------------------------------------
Liabilities and investment:
     Liabilities, principally note payable
          due to the Corporation                           $ 89            $207
     Investment of the Corporation                           22             182
- -------------------------------------------------------------------------------
Total                                                      $111            $389
===============================================================================

QUARTERLY RESULTS (Unaudited)
The same accounting policies are followed in preparing quarterly financial data as are followed in preparing annual data. Costs directly associated with revenues, such as cost of retail sales and percentage rent on leased stores, are allocated based on revenues. Certain other costs not directly associated with revenues, such as benefit plan expenses and real estate taxes, are allocated evenly throughout the year.

The table below summarizes results by quarter for 1995 and 1994:

                             First Quarter        Second Quarter       Third Quarter       Fourth Quarter             Total Year
- ---------------------------------------------------------------------------------------------------------------------------------
                           1995       1994       1995       1994      1995      1994      1995       1994       1995        1994
- ---------------------------------------------------------------------------------------------------------------------------------
Revenues                 $4,757     $4,465     $5,236     $4,802    $5,573    $5,046    $7,950     $6,998    $23,516     $21,311
Gross Profit (a)         $1,253     $1,212     $1,340     $1,283    $1,460    $1,351    $1,936     $1,829    $ 5,989     $ 5,675
Net Earnings             $   11     $   39     $   28     $   49    $   44    $   67    $  228     $  279    $   311     $   434
Primary Earnings Per
  Share (b)              $  .10     $  .48     $  .32     $  .62    $  .54    $  .86    $ 3.08     $ 3.81    $  4.03     $  5.77
Fully Diluted Earnings
  Per Share (b)          $  .10     $  .47     $  .32     $  .61    $  .53    $  .83    $ 2.94     $ 3.62    $  3.89     $  5.52
- ---------------------------------------------------------------------------------------------------------------------------------
Dividends Declared
  Per Share              $  .44     $  .42     $  .44     $  .42    $  .44    $  .42    $  .44     $  .42    $  1.76     $  1.68
Common Stock Price (c)
   High                  $   74 3/4 $   79     $   78 3/4 $  83 5/8 $  79 5/8 $   86        77 1/2 $   84         79 5/8 $    86
   Low                       65 5/8     65 1/8     64 1/2    76 1/4    69 7/8     73 3/4    68 5/8     67 3/8     64 1/2      65 1/8
=================================================================================================================================

(a) Gross profit is revenues less cost of retail sales, buying and occupancy. The LIFO provision, included in gross profit, is adjusted each quarter for estimated changes in year-end inventory levels, markup rates and internally generated retail price indices. A final adjustment is recorded in the fourth quarter for the difference between the prior quarters' estimates and the actual total year LIFO provision.
(b) Earnings per share are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.
(c) The Corporation's common stock is listed on the New York Stock Exchange and Pacific Stock Exchange. At March 21, 1996, there were 10,830 shareholders of record and the common stock price was $85.88 per share.

                 33 Dayton Hudson Corporation and Subsidiaries

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Dayton Hudson Corporation

  We have audited the accompanying consolidated statements of financial position of Dayton Hudson Corporation and subsidiaries as of February 3, 1996, and January 28, 1995, and the related consolidated results of operations, cash flows and shareholders' investment for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dayton Hudson Corporation and subsidiaries at February 3, 1996, and January 28, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Minneapolis, Minnesota
March 13, 1996

                 34 Dayton Hudson Corporation and Subsidiaries

                     SUMMARY FINANCIAL AND OPERATING DATA
                 (Millions of Dollars, Except Per Share Data)

                                          1995(a)     1994        1993        1992        1991
- ----------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
- ----------------------------------------------------------------------------------------------
Revenues                               $23,516      21,311      19,233      17,927      16,115
- ----------------------------------------------------------------------------------------------
Cost of retail sales,
 buying and occupancy                  $17,527      15,636      14,164      13,129      11,751
- ----------------------------------------------------------------------------------------------
Selling, publicity and administrative  $ 4,043       3,614       3,158       2,961       2,784
- ----------------------------------------------------------------------------------------------
Depreciation and amortization          $   594         548         515         476         427
- ----------------------------------------------------------------------------------------------
Interest expense, net                  $   442         426         446         437         398
- ----------------------------------------------------------------------------------------------
Earnings from continuing operations
 before income taxes                   $   501         714         607         611         472
- ----------------------------------------------------------------------------------------------
Income taxes                           $   190         280         232         228         171
- ----------------------------------------------------------------------------------------------
Net earnings: Continuing               $   311         434         375         383         301
              Consolidated             $   311         434         375         383         301
- ----------------------------------------------------------------------------------------------
FINANCIAL POSITION DATA
- ----------------------------------------------------------------------------------------------
Working capital                        $ 1,432       1,569       1,436       1,450       1,452
- ----------------------------------------------------------------------------------------------
Property and equipment, net            $ 7,294       6,385       5,947       5,563       5,102
- ----------------------------------------------------------------------------------------------
Total assets                           $12,570      11,697      10,778      10,337       9,485
- ----------------------------------------------------------------------------------------------
Long-term debt and notes payable       $ 4,959       4,488       4,279       4,330       4,227
- ----------------------------------------------------------------------------------------------
Shareholders' investment               $ 3,403       3,193       2,849       2,566       2,279
- ----------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
- ----------------------------------------------------------------------------------------------
Fully diluted net earnings per share:
              Continuing               $  3.89        5.52        4.77        4.82        3.72
              Consolidated             $  3.89        5.52        4.77        4.82        3.72
- ----------------------------------------------------------------------------------------------
Cash dividend declared                 $  1.76        1.68        1.62        1.54        1.46
- ----------------------------------------------------------------------------------------------
Market price -- high                   $    79 5/8      86          83 3/4      79 1/8      80
- ----------------------------------------------------------------------------------------------
Market price -- low                    $    64 1/2      65 1/8      63 1/4      59          56 3/8
- ----------------------------------------------------------------------------------------------
Market price -- year-end close         $    74 7/8      69          65 7/8      77 3/4      65 1/8
- ----------------------------------------------------------------------------------------------
Common shareholders' investment        $ 44.82       42.45       38.27       34.83       31.31
==============================================================================================

The Summary Financial and Operating Data should be read in conjunction with the Notes to Consolidated Financial Statements contained throughout pages 23-34.
(a) Consisted of 53 weeks.

                 35 Dayton Hudson Corporation and Subsidiaries