Form 10-K405, Exhibit 13
period 1997-02-01
DAYTON HUDSON CORP
filed 1997-04-16
CIK 27419

                                                                      Exhibit 13

                        MEASURING OUR PERFORMANCE 1996 RESULTS

TARGET

(in millions)            1996                1995                     1994
--------------------------------------------------------------------------------
Revenues            $  17,853           $  15,807                $  13,600
--------------------------------------------------------------------------------
Operating           $   1,042           $     719                $     732
Profit
--------------------------------------------------------------------------------
Stores                    736                 670                      611
--------------------------------------------------------------------------------
Retail
Square                 79,360              71,108                   64,446
Feet*

* In thousands, reflects total square feet, less office, warehouse and vacant space.

TARGET LOCATIONS (at year end)

      Retail Sq Ft.         No. of
       in Thousands         Stores

AL              117              1
AZ            2,453             23
AR              186              2
CA           14,530            133
CO            2,334             22
FL            6,605             60
GA            2,439             23
ID              309              3
IA            1,760             17
IL            5,245             46
IN            2,858             31
KS              738              7
KY              800              8
LA              203              2
MD            1,421             12
MI            4,780             45
MN            4,879             42
MS              116              1
MO            1,368             13
MT              299              3
NE            1,074              9
NV              841              8
NM              490              5
NY              473              4
NC            1,530             15
ND              424              4
OH            2,004             18
OK              791              8
OR            1,157             11
SC              393              4
SD              391              4
TN            1,830             18
TX            8,356             78
UT              534              3
VA            1,053              9
WA            2,307             22
WI            2,090             20
WY              182              2

TOTAL        79,360            736

MAJOR MARKETS

Greater Los Angeles        68
Chicago                    31
Minneapolis/St. Paul       30
San Francisco Bay Area     25
Detroit                    23
Dallas/Ft. Worth           21
Houston                    21
Atlanta                    20
Greater Miami              18
Denver/Boulder             15
Phoenix                    15
San Diego                  12
Seattle/Tacoma             12
Indianapolis               11
St. Louis                  11
Tampa/St. Petersburg       11
Greater Cleveland           9
Milwaukee                   8
Washington, D.C.            8
Baltimore                   7

EMPLOYEES:            149,000


MERVYN'S

(in millions)                 1996                1995                1994
--------------------------------------------------------------------------------
Revenues                 $   4,369           $   4,516           $   4,561
--------------------------------------------------------------------------------
Operating                $     153  **       $     100           $     206
Profit
--------------------------------------------------------------------------------
Stores                         300                 295                 286
--------------------------------------------------------------------------------
Retail
Square                      24,518              24,113              23,130
Feet*

** Net of a real estate repositioning charge of $114 million at Mervyn's and $20 million at DSD

MERVYN'S LOCATIONS (at year end)

                    Retail Sq. Ft.              No. of
                      in Thousands              Stores
AZ                           1,208                  15
CA                           9,949                 128
CO                             936                  12
FL                           1,611                  18
GA                             555                   7
ID                              83                   1
LA                             538                   7
MI                           1,176                  15
MN                           1,050                   8
NV                             499                   7
NM                             266                   3
OK                             270                   3
OR                             551                   7
TX                           3,637                  45
UT                             760                   8
WA                           1,429                  16

TOTAL                       24,518                 300

MAJOR MARKETS

Greater Los Angeles             51
San Francisco Bay Area          29
Dallas/Ft. Worth                13
San Diego                       12
Houston                         11
Phoenix                         11
Detroit                          9
Seattle/Tacoma                   9
Minneapolis/St. Paul             8
Greater Salt Lake City           8
Denver                           7

EMPLOYEES:                  32,000


DEPARTMENT STORES

(in millions)                 1996                1995                1994
--------------------------------------------------------------------------------
Revenues                 $   3,149           $   3,193           $   3,150
--------------------------------------------------------------------------------
Operating                $     108  **       $     184           $     270
Profit
--------------------------------------------------------------------------------
Stores                          65                  64                  63
--------------------------------------------------------------------------------
Retail
Square                      14,111              13,870              13,587
Feet*



                    Retail Sq. Ft.              No. of
                      in Thousands              Stores
Dayton's
MN                           3,072                  13
ND                             297                   3
SD                             102                   1
WI                             373                   3

Hudson's
IN                             246                   2
MI                           4,516                  19
OH                             187                   1

Marshall Field's
IL                           4,289                  18
OH                             204                   1
TX                             155                   1
WI                             670                   3

TOTAL
DSD                         14,111                  65

MAJOR MARKETS

Chicago                         17
Minneapolis/St. Paul            11
Detroit                         10

EMPLOYEES:                  37,000

TOTAL STORES:  1,101
TOTAL RETAIL SQUARE FEET: 117,989,000


                             14 DAYTON HUDSON CORPORATION

                                ANALYSIS OF OPERATIONS

Our net earnings were $463 million in 1996, compared with $311 million in 1995 and $434 million in 1994. Earnings per share were $1.95 in 1996, $1.30 in 1995 and $1.84 in 1994. (References to earnings per share relate to fully diluted earnings per share.) In 1996, earnings were reduced by two unusual items, a real estate repositioning charge of $.35 per share and an extraordinary charge for the purchase and redemption of debt of $.05 per share.

    Operating profit in 1996 improved 30 percent to $1,303 million in 1996, compared with $1,003 million in 1995 and $1,208 million in 1994. Operating profit is last-in, first-out (LIFO) earnings from operations before corporate expense, interest and income taxes. Target and Mervyn's operating profit improved 45 percent and 53 percent, respectively, compared with the prior year, while the Department Store Division (DSD) reported a decline of 41 percent. Mervyn's and DSD's 1996 operating profit results include real estate repositioning charges of $114 million and $20 million, respectively.

    We undertook several strategic initiatives that improved overall profitability in 1996. Continued growth in profitability is expected in 1997, particularly early in the year:

- TARGET attained record levels of operating margin (operating profit as a percentage of revenues) through strong sales momentum, improvement in its gross margin rate and significant operating expense savings related to a broad-based productivity improvement program. Target expects continued mid-single digit comparable-sales increases combined with further expense savings initiatives to generate continued operating profit growth in 1997.

- MERVYN'S operating profit improved by $167 million in 1996 before the real estate repositioning charge of $114 million, through a combination of substantial expense reduction efforts and gross margin improvement. Mervyn's focus in 1997 will be on producing positive comparable-store sales growth for the year and continuing to improve its overall financial performance. We expect operating profit at Mervyn's to be up only modestly from 1996 results before the real estate charge, through continued gross margin expansion partially offset by the lost profit from 25 to 35 fewer stores.

- DSD's sales and operating profit were lower in 1996 than 1995 due to sales declines and an unfavorable expense rate. DSD's 1996 results reflect the transition to its new strategy which includes substantially fewer storewide promotional events, a greater emphasis on better and more unique merchandise assortments and improved guest service. As a result of this strategy, DSD expects positive comparable-store sales growth combined with a significant expense reduction program to produce substantial growth in 1997 operating profit.

REAL ESTATE REPOSITIONING CHARGE

As a result of actions and decisions made in fourth quarter 1996, we recorded a pre-tax charge of $134 million, $81 million after-tax, for the real estate repositioning at Mervyn's and DSD to strengthen competitive positions and achieve improved long-term results. The charge includes $114 million for Mervyn's to sell or close its 25 stores in Florida and Georgia and approximately 10 other underperforming stores throughout the chain. Also included is a net charge of $20 million for DSD's disposition of its four Texas stores and the sale or closure of two other stores.

    In fourth quarter 1996, DSD sold three of its four Texas stores. In first quarter 1997, Mervyn's exited the Florida and Georgia markets and DSD closed one store. All remaining properties are expected to be sold or closed within approximately 12 to 18 months.

    Real estate repositioning actions at Mervyn's will reduce annualized revenue and operating profit by approximately $375 million and $15 million, respectively. At DSD, annualized revenues and operating profit will be reduced by approximately $130 million and $15 million, respectively.


                    15 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                                ANALYSIS OF OPERATIONS

EARNINGS PER SHARE

The following earnings per share variance analysis and associated discussion represent management's view of the business and, in certain respects, differ from the classifications used in the Consolidated Results of Operations. In both cases, revenues include sales, as well as finance charges, late fees and other revenues. The gross margin rate, as shown in the table below and as further discussed, includes cost of retail sales and excludes buying and occupancy costs. The operating expense rate, in the table and as further discussed, includes selling, publicity and administrative expenses (excluding start-up and corporate and other expenses), depreciation and amortization, taxes other than income taxes and buying and occupancy costs. Start-up expenses, disclosed and further discussed separately, are costs associated primarily with opening new stores and distribution centers, and remodeling existing stores. Corporate and other expense includes corporate headquarters expense, corporate charitable contributions that support our annual giving program of five percent of federal taxable income and a variety of other items.

    Strong sales growth at Target, our lowest gross margin and expense rate division, continues to impact our business mix. As a result, our overall revenue growth and operating expense rate were favorably affected, while the total gross margin rate was unfavorably affected. If the revenue mix had remained constant with 1995, the gross margin rate variance would have been $.14 more favorable and the operating expense rate variance would have been $.21 less favorable. Looking forward, Target is expected to continue to have an increasing impact on our overall gross margin and expense rate structure reflecting our strategy to grow Target more rapidly than our other divisions.

    The following table illustrates the impact of the major factors causing the change in earnings per share:

--------------------------------------------------------------------------------
EARNINGS PER SHARE VARIANCE ANALYSIS    1996   VS. 1995        1995   vs. 1994
--------------------------------------------------------------------------------
Prior year's earnings per share                   $1.30                  $1.84
Change due to:
   Revenues                                         .27                    .54
   Gross margin rate:
         FIFO                            .55                   (.65)
         LIFO provision                  .02        .57        (.10)      (.75)
                                        ----                   ----
      Operating expense rate                        .33                   (.27)
      Real estate repositioning charge             (.35)                     -
      Start-up expenses                               -                   (.06)
      Interest expense, net                           -                   (.04)
      Corporate and other expense, net             (.07)                   .01
      Income tax rate                              (.05)                   .03
      Extraordinary charge from
      purchase and redemption of debt              (.05)                     -
--------------------------------------------------------------------------------
EARNINGS PER SHARE                                $1.95                  $1.30
--------------------------------------------------------------------------------

REVENUES

In 1996, our total and comparable-store revenues increased 8 percent and 3 percent, respectively. Comparable-store revenues are revenues from stores open longer than a year. Target's 13 percent total revenue increase reflects a 6 percent comparable-store revenue increase and new store expansion. Mervyn's total revenue decline of 3 percent resulted primarily from a 4 percent comparable-store revenue decline, slightly offset by revenues from new stores. DSD's total revenue declined 1 percent due to a 4 percent comparable-store revenue decline, primarily reflecting the reduction in promotional days. Increased finance charge and late fee revenues at all three operating divisions also contributed to revenue growth.

    We expect positive comparable-store revenue growth at all divisions in 1997. This growth is expected to result from a continuation of existing trends at Target, an improvement of in-stock performance and other marketing refinements at Mervyn's and the annualization of promotional calendar changes and merchandise enhancements at DSD.

    Revenue growth in 1995 reflected a combination of new and comparable-store growth at Target as well as higher sales, finance charge and late fee revenues due to expansion of the Target Guest Card. Mervyn's total and comparable-store revenues declined reflecting low sales volume in the first half of the year and the transition to the new, more-promotional strategy. DSD's comparable-store revenues declined primarily due to reduced guest response to promotional events.

    The impact of inflation on our consolidated operations was minimal and, as a result, the overall comparable-store revenue increase closely approximates real growth.

--------------------------------------------------------------------------------
REVENUE GROWTH (52-week basis)                 1996                  1995
--------------------------------------------------------------------------------
                                         ALL      COMP.         All      Comp.
                                      STORES     STORES      Stores     Stores
--------------------------------------------------------------------------------
Target                                   13%        6%            15%        6%
Mervyn's                                 (3)       (4)            (2)       (4)
DSD                                      (1)       (4)             -        (1)
--------------------------------------------------------------------------------
Total                                     8%        3%             9%        3%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REVENUES PER SQUARE FOOT* (52-week basis)
(Dollars)                                              1996      1995      1994
--------------------------------------------------------------------------------
Target                                                 $235      $230      $222
Mervyn's                                                179       190       200
DSD                                                     223       230       232
--------------------------------------------------------------------------------
 *  Thirteen-month average retail square feet.


                    16 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                                ANALYSIS OF OPERATIONS

GROSS MARGIN RATE

In 1996, strong gross margin rate improvement at Target and Mervyn's, offset somewhat by a slight deterioration at DSD, resulted in an overall gross margin rate improvement. This improvement was partially offset by the effect of Target's larger growth and lower gross margin rate structure.

- TARGET'S strong gross margin improvement resulted from favorable markup and very favorable promotional markdowns. Target's 1997 gross margin rate may be adversely affected by cycling against the unusually favorable markdown experience in 1996.

- MERVYN'S gross margin rate improved substantially for the year, reflecting improved markup and significantly lower markdowns. In 1997, we expect modest improvement in Mervyn's gross margin rate.

- DSD'S gross margin rate declined slightly in 1996. Higher clearance markdowns were partially offset by improved markup and lower promotional markdowns. In 1997, we anticipate a somewhat improved gross margin rate, principally due to lower clearance markdowns.

    The 1995 gross margin rate declined at all three operating divisions from 1994. Target's gross margin rate decrease reflected the strength of the low-margin commodity businesses in the fourth quarter and a highly competitive pricing environment. Mervyn's gross margin rate decline reflected significantly higher promotional markdowns without offsetting markup improvement during the first half of 1995. DSD's significant gross margin rate decrease was caused by substantially higher clearance markdowns and the year-over-year increase in the LIFO provision, partially offset by improved markup.

    The LIFO provision was as follows:

--------------------------------------------------------------------------------
LIFO PROVISION: (EXPENSE)/CREDIT
(Millions of Dollars, except Per Share Data)           1996      1995      1994
--------------------------------------------------------------------------------
Target                                               $   -     $   -      $   -
Mervyn's                                                 5       (12)         8
DSD                                                    (14)       (5)        11
--------------------------------------------------------------------------------
Total                                                $  (9)    $ (17)      $ 19
--------------------------------------------------------------------------------
Per Share                                            $(.02)    $(.05)      $.05
--------------------------------------------------------------------------------

The LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. In 1996, the LIFO credit at Mervyn's resulted principally from higher markup and lower inventory levels while the LIFO charge at DSD resulted primarily from exiting the electronics business and the disposition of the Texas stores. The 1995 LIFO charge reflected retail price inflation, particularly associated with Mervyn's change to a more promotional strategy, partially offset by higher markup rates.

OPERATING EXPENSE RATE

The overall operating expense rate improved in 1996, due to significant cost reductions at Mervyn's and Target and the favorable effect of Target's increasing impact on the overall expense rate structure. In 1997, we expect additional operating expense rate improvement, particularly at Target and DSD.

- TARGET'S operating expense rate improved in 1996, reflecting savings of approximately $60 million in the first year of a three-year program to eliminate at least $200 million from operating expenses by improving store productivity and reducing headquarters and marketing costs. In 1997, we expect to eliminate a similar amount.

- MERVYN'S operating expense rate improved significantly in 1996, as a result of more than $100 million in savings realized through an extensive expense reduction program, particularly in the areas of stores and marketing. Although expense control remains a priority in 1997, no new major expense reduction initiatives are planned.

- DSD'S operating expense rate rose in 1996 principally as a result of unfavorable sales leverage. In 1997, DSD will implement a significant expense reduction program to eliminate $50 million or more in costs.

    The 1995 operating expense rate increased over 1994 at all three operating divisions. Mervyn's and DSD experienced lower sales leveraging and higher marketing and other costs. Target's operating expense rate increase resulted principally from higher store expenses associated with starting wage-rate increases.


                    17 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                                ANALYSIS OF OPERATIONS

START-UP EXPENSES

Start-up expenses were essentially flat in 1996. Increased spending at Target due to its entrance into more expensive markets in the mid-Atlantic and Northeast was offset by savings from fewer Mervyn's store openings in 1996. We opened 75 new stores in 1996 compared with 76 stores in 1995 and 69 stores in 1994. Start-up expenses are generally recognized evenly throughout the year in which the expenses are incurred.

INTEREST EXPENSE

In 1996, interest expense was equal to 1995 as higher average debt balances were offset by a lower average portfolio rate. Interest expense in 1995 increased $16 million over 1994 as higher average debt balances were only partially offset by a lower portfolio interest rate. Interest expense in 1997 is expected to be similar to 1996.

    During 1996, we repurchased $325 million of sinking fund debentures for $340 million, resulting in an extraordinary charge of $.05 per share. As a result of these transactions, future annual interest expense is expected to be reduced by approximately $.03 per share over the period of time the debentures would have otherwise remained outstanding.

INCOME TAX RATE

The effective tax rates were 39.5 percent, 38.0 percent and 39.2 percent in 1996, 1995 and 1994, respectively. The 1996 effective tax rate reflects a more normalized rate, while lower earnings in 1995 caused permanent differences to have a greater impact. Our 1997 tax rate is expected to approximate the 1996 rate.

FOURTH QUARTER RESULTS

Due to the seasonal nature of the retail industry, fourth quarter operating results represent a substantially larger share of the total year earnings due to the inclusion of the holiday shopping season.

    Fourth quarter 1996 net earnings were $214 million, compared with $228 million in 1995. The fourth quarter earnings comparison was unfavorably affected by the real estate repositioning charge previously discussed. Earnings per share were $.91 for the quarter, compared with $.98 last year.

- TARGET'S operating profit increased 26 percent over fourth quarter 1995, reflecting a 7 percent total revenue increase and an improved gross margin rate, offset by a slightly higher operating expense rate. Comparable-store revenues increased 3 percent. The gross margin rate improvement was driven by improved markup. The operating expense rate increased slightly due in part to lower sales leveraging in a shortened holiday selling season and higher advertising expenditures.

- MERVYN'S operating profit increased $46 million before the $114 million real estate charge. Total revenues for the quarter declined 9 percent and comparable-store revenues decreased 7 percent. The gross margin rate was substantially better than last year primarily due to significantly lower markdowns and slightly higher markup. The operating expense rate deteriorated slightly as expense reductions were offset by lower sales leverage and higher bad debt expense.

- DSD's fourth quarter operating profit declined $47 million, partially due to the real estate repositioning charge of $20 million. Total revenues decreased 4 percent and comparable-store revenues were down 5 percent. The gross margin rate improved reflecting lower promotional markdowns and higher markup, principally offset by costs associated with exiting the Texas market. DSD's operating expense rate was substantially higher due to lower sales leverage and higher bad debt expense.


                    18 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                           ANALYSIS OF FINANCIAL CONDITION

Our financial condition remains strong. Cash flow from operations was $1,458 million, driven by earnings growth, excellent inventory control and improved accounts payable leveraging. Internally generated funds continue to be the most important component of our capital resources and, along with our ability to access a variety of financial markets, provide funding for our expansion plans. Our strong cash flow from operations in 1996 allowed us to reduce total debt by $100 million. In 1997, we expect cash flow to remain strong.

    During 1996, accounts receivable increased 14 percent, or $210 million, principally due to the expansion of the Guest Card, Target's proprietary credit card. In 1997, we expect to continue the growth of the Target Guest Card, which will benefit sales, accounts receivable and credit profitability.

    A strong inventory/accounts payable equation generated $268 million in cash flow for the Corporation in 1996. Inventory levels increased only $13 million, reflecting tight inventory control at all three divisions, offset by new store growth at Target, while accounts payable grew by $281 million over last year.

    Capital expenditures in 1996 were $1,301 million, compared with $1,522 million in 1995.Target's growth in store count and square footage was essentially the same in both years, while the reduction in capital expenditures was principally due to Mervyn's 1995 entry into the Minneapolis market. Investment in Target comprised 81 percent of 1996 capital expenditures, while 6 percent and 13 percent were made by Mervyn's and DSD, respectively. Net property and equipment increased $173 million, reflecting capital invested offset by depreciation and the effect of real estate repositioning. During 1996, Target added 66 net new stores, Mervyn's opened five new stores and DSD opened four new stores. Approximately 71 percent of total capital expenditures was for new stores. Other investments were for distribution, information systems and other infrastructure to support our growth. Over the past five years, Target's square footage has grown at a compound annual rate of approximately 10 percent, and this growth rate is expected to continue into the foreseeable future.

    Capital expenditures in 1997 are expected to approximate $1,500 million for the construction of new stores, remodeling of existing stores and other capital support. The majority of new store capital continues to be invested in Target. In the upcoming year, Target plans to open approximately 65 stores in new and existing markets and to construct two new distribution centers. Expansion plans for Target in 1997 include new stores in California, New York, New Jersey, North Carolina and Virginia. Mervyn's will open one new store and DSD plans to open two new stores, all in existing markets.

    The Corporation's financing strategy is to ensure liquidity and access to capital markets, to manage the amount of floating rate debt and to maintain a balanced spectrum of debt maturities. Within these parameters, we seek to minimize our cost of borrowing. The average rate on our financings, including the sale of securitized accounts receivable, decreased to 8.3 percent in 1996 from 8.5 percent in 1995. The average portfolio rate is expected to decline further in 1997.

    A key to the Corporation's liquidity and capital markets access is maintaining strong investment-grade debt ratings. Our long-term debt ratings are A-, Baa1 and BBB+ as rated by Duff & Phelps, Moody's and Standard & Poor's, respectively. Those agencies rate our commercial paper as D-1-, P-2 and A-2, respectively. These ratings were sufficient to support commercial paper levels well in excess of our $532 million outstanding at year end. Going forward, we expect that continued profit increases and cash flow from operations will allow us to fund our planned capital expenditures while maintaining or improving our debt ratings.

    In addition to the unsecured debt markets, we accessed the secured debt market in 1995 through a securitization of our accounts receivable. Accounts receivable securitization represents an attractive alternative for financing accounts receivable growth and other liquidity needs. In 1996, we expanded our securitization program by issuing a $300 million, Variable Funding Certificate, backed by credit card receivables. The outstanding certificate amount fluctuates based on financing needs and was $100 million at year end 1996. Further liquidity is provided by $1,600 million of committed lines of credit obtained through a group of 28 domestic and international banks.


                    19 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                                PERFORMANCE OBJECTIVES

SHAREHOLDER RETURN

Our primary objective is to maximize shareholder value over time through a combination of dividend income and share price appreciation while maintaining a prudent and flexible capital structure.

    Our total return to shareholders approximated 55 percent in 1996 and has averaged 14 percent and 13 percent per year over the last five and ten years, respectively.

MEASURING VALUE CREATION

We internally measure value creation using a form of Economic Value Added - Registered Trademark- (EVA - Registered Trademark-), which we define generally as after-tax operating profit less a capital charge for all investment employed. We calculate EVA before LIFO and non-recurring charges. The capital charge is an estimate of our after-tax cost of capital adjusted for the age of our stores, recognizing that mature stores should inherently have higher returns than newly opened stores. We estimate that the after-tax cost of capital for our retail business is 10 percent, while our credit operations' after-tax cost of capital is estimated to be 6 percent as a result of its ability to support higher debt levels. We expect to generate returns in excess of these costs of capital, thereby producing EVA.

    There is generally a high correlation between generation of EVA and the creation of shareholder value. Maximizing EVA is the key to maximizing shareholder value over time. EVA is used to evaluate our performance and to guide capital investment decisions. A significant portion of executive incentive compensation is tied to the achievement of targeted levels of annual EVA.

FINANCIAL OBJECTIVES

We believe that managing our business with a focus on EVA helps achieve our objective of annual earnings per share growth of 15 percent or more over time. We intend to produce these results, while maintaining a year-end debt ratio for our retail operations within a range of 45 percent to 55 percent, which will allow efficient capital market access to fund our growth. Our cash flows during 1996 allowed us to reduce our retail debt ratio to 50 percent, the mid-point of our target range. We expect to further reduce our leverage in 1997.

    In evaluating our debt level, we separate retail operations from credit operations due to their inherently different financial characteristics. We view the appropriate capitalization of our credit business to be 88 percent debt and 12 percent equity, similar to ratios of comparable credit card businesses.

--------------------------------------------------------------------------------
                                                       1996      1995      1994
--------------------------------------------------------------------------------
DEBT RATIO*:
    Retail                                              50%       53%       50%
--------------------------------------------------------------------------------
    Credit                                              88        88        88
--------------------------------------------------------------------------------
    Total                                               57%       60%       57%
--------------------------------------------------------------------------------
BALANCE SHEET DEBT RATIO                                53%       56%       55%
--------------------------------------------------------------------------------
 * Includes the impact of off-balance sheet operating leases and $400 million of securitized accounts receivable sold, as if they were debt.

- Registered Trademark- Economic Value Added and EVA are registered trademarks.


                    20 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                                   INTERNAL CREDIT

Internal credit strategically supports our core retail operations and has contributed significantly to our earnings growth. The operating margin of our credit operations increased by 18 percent in 1996 to $210 million compared with growth in average accounts receivable serviced of 11 percent. Improved credit performance was driven by continued expansion of the Target Guest Card, changes in payment terms at all three divisions and development of guest loyalty programs. The increase in the bad debt provision over the prior year was principally associated with additional reserves to cover potential increases in delinquency rates, given national industry trends.

    In 1997, we plan to continue growing the credit business by generating new accounts and further implementing guest relationship programs. In addition, we intend to reduce expenses by improving productivity through further development of common credit information systems. As a result, we expect continued growth in operating profit and EVA.

--------------------------------------------------------------------------------
CREDIT OPERATING PROFIT
(Millions of Dollars)                                  1996      1995      1994
--------------------------------------------------------------------------------
REVENUES:
    Finance charge revenues and late fees            $  403    $  313    $  248
    Merchant and deferred billing fees                   72        75        65
--------------------------------------------------------------------------------
    Total revenues                                      475       388       313
--------------------------------------------------------------------------------
EXPENSES:
    Bad debt provision                                  149       104        66
    Operating expenses                                  116       105        77
--------------------------------------------------------------------------------
    Total expenses                                      265       209       143
--------------------------------------------------------------------------------
OPERATING MARGIN                                        210       179       170
    Net impact from securitization                      (25)      (10)        -
--------------------------------------------------------------------------------
OPERATING PROFIT, NET                                $  185    $  169    $  170
--------------------------------------------------------------------------------
Average accounts receivable serviced:
    Target                                           $  453    $  313    $  190
    Mervyn's                                            799       791       765
    DSD                                                 663       615       549
                                                     --------------------------
Total average accounts receivable serviced           $1,915    $1,719    $1,504
Average accounts receivable owned                    $1,515    $1,558    $1,504
--------------------------------------------------------------------------------

    In the Credit Operating Profit table, revenues, expenses and operating margin are associated with accounts receivable serviced. Merchant fees are the fees charged to our retail operations on a basis similar to fees charged by third-party credit cards. Deferred billing fees are charges for carrying non-revenue-earning revolving balances. Both the merchant and deferred billing fees are intercompany transfer prices that are eliminated in consolidation. Operating expenses are those associated with granting and servicing credit. The net impact from the 1995 sale of $400 million of securitized accounts receivable is a reduction of revenues, as well as a reduction in the bad debt provision. Average accounts receivable serviced represents an average of all accounts receivable, including the securitized accounts receivable sold, while the calculation of average accounts receivable owned reflects a reduction for the sale of securitized accounts receivable.

    Credit revenue, operating profit and EVA continue to be recorded in each of the operating divisions' results to recognize credit's strategic support of our core retail operations.


                    21 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS SEGMENT COMPARISONS (Millions of Dollars)              1996      1995*     1994
-------------------------------------------------------------------------------------------
REVENUES
Target                                                        $17,853   $15,807   $13,600
Mervyn's                                                        4,369     4,516     4,561
Department Store Division                                       3,149     3,193     3,150
-------------------------------------------------------------------------------------------
Total revenues                                                $25,371   $23,516   $21,311
-------------------------------------------------------------------------------------------
OPERATING PROFIT
Target                                                        $ 1,042   $   719   $   732
Mervyn's                                                          153       100       206
Department Store Division                                         108       184       270
-------------------------------------------------------------------------------------------
Total operating profit                                          1,303     1,003     1,208
Interest expense, net                                             442       442       426
Corporate and other                                                78        60        68
-------------------------------------------------------------------------------------------
Earnings before income taxes and extraordinary charge         $   783   $   501   $   714
-------------------------------------------------------------------------------------------
ASSETS
Target                                                        $ 8,257   $ 7,330   $ 6,247
Mervyn's                                                        2,658     2,776     2,917
Department Store Division                                       2,296     2,309     2,392
Corporate and other                                               178       155       141
-------------------------------------------------------------------------------------------
Total assets                                                  $13,389   $12,570   $11,697
-------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Target                                                        $   377   $   328   $   294
Mervyn's                                                          151       150       145
Department Store Division                                         119       113       108
Corporate and other                                                 3         3         1
-------------------------------------------------------------------------------------------
Total depreciation and amortization                           $   650   $   594   $   548
-------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Target                                                        $ 1,048   $ 1,067   $   842
Mervyn's                                                           79       273       146
Department Store Division                                         173       161        96
Corporate and other                                                 1        21        11
-------------------------------------------------------------------------------------------
Total capital expenditures                                    $ 1,301   $ 1,522   $ 1,095
-------------------------------------------------------------------------------------------

* Consisted of 53 weeks.

In 1996, operating profit includes real estate repositioning charges of $114 million and $20 million at Mervyn's and DSD, respectively.

In 1996, operating profit is net of reductions of $6 million, $10 million and $9 million for Target, Mervyn's and DSD, respectively, related to the sale of securitized accounts receivable. In 1995, the net reductions were $2 million, $5 million and $3 million for Target, Mervyn's and DSD, respectively.

Each operating division's assets and operating results include the undivided interest in the accounts receivable held by Dayton Hudson Receivables Corporation (in 1995 and 1996) and Retailers National Bank (1993 to 1996), as well as related income and expenses.


                    23 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED RESULTS OF OPERATIONS


(Millions of Dollars, Except Per Share Data)                              1996      1995      1994
-----------------------------------------------------------------------------------------------------
REVENUES                                                                $25,371   $23,516   $21,311
COSTS AND EXPENSES
    Cost of retail sales, buying and occupancy                           18,628    17,527    15,636
    Selling, publicity and administrative                                 4,289     4,043     3,614
    Depreciation and amortization                                           650       594       548
    Interest expense, net                                                   442       442       426
    Taxes other than income taxes                                           445       409       373
    Real estate repositioning charge                                        134         -         -
-----------------------------------------------------------------------------------------------------
    Total Costs and Expenses                                             24,588    23,015    20,597
-----------------------------------------------------------------------------------------------------
Earnings Before Income Taxes and Extraordinary Charge                       783       501       714
Provision for Income Taxes                                                  309       190       280
-----------------------------------------------------------------------------------------------------
NET EARNINGS BEFORE EXTRAORDINARY CHARGE                                $   474   $   311   $   434
Extraordinary Charge from Purchase and Redemption of Debt, Net of Tax        11         -         -
-----------------------------------------------------------------------------------------------------
NET EARNINGS                                                            $   463   $   311   $   434
-----------------------------------------------------------------------------------------------------
PRIMARY EARNINGS PER SHARE:
Earnings Before Extraordinary Charge                                    $  2.07   $  1.34   $  1.92
Extraordinary Charge                                                        .05         -         -
-----------------------------------------------------------------------------------------------------
PRIMARY EARNINGS PER SHARE                                              $  2.02   $  1.34   $  1.92
-----------------------------------------------------------------------------------------------------
FULLY DILUTED EARNINGS PER SHARE:
Earnings Before Extraordinary Charge                                    $  2.00   $  1.30   $  1.84
Extraordinary Charge                                                        .05         -         -
-----------------------------------------------------------------------------------------------------
FULLY DILUTED EARNINGS PER SHARE                                        $  1.95   $  1.30   $  1.84
-----------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING (Millions):
    Primary                                                               218.7     216.8     216.0
    Fully Diluted                                                         230.6     229.2     228.9
-----------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements on pages 23-34.

SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION Dayton Hudson Corporation is a general merchandise retailer. Our operating divisions consist of Target, Mervyn's and the Department Store Division (DSD). Target, an upscale discount chain located in 38 states, generated 70 percent of our 1996 revenues. Mervyn's, a middle-market promotional department store located in 16 states in the West, South and Midwest, contributed 17 percent of revenues. DSD offers trend leadership, quality merchandise and superior service throughout its department stores located in nine states in the Midwest, and produced 13 percent of revenues.

CONSOLIDATION The financial statements include the accounts of the Corporation after elimination of material intercompany balances and transactions. All subsidiaries are wholly owned.

USE OF ESTIMATES The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

FISCAL YEAR Our fiscal year ends on the Saturday nearest January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.


--------------------------------------------------------------------------------
Fiscal Year                             Ended                        Weeks
--------------------------------------------------------------------------------
1996                         February 1, 1997                           52
1995                         February 3, 1996                           53
1994                         January 28, 1995                           52
--------------------------------------------------------------------------------


                    24 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REVENUES

Finance charge revenues and late fees on internal credit sales were $346 million on sales of $3.8 billion in 1996, $292 million on sales of $3.8 billion in 1995 and $248 million on sales of $3.6 billion in 1994. Leased department sales were $162 million, $153 million and $156 million in 1996, 1995 and 1994, respectively.

EARNINGS PER SHARE

Primary earnings per share equals net earnings, less dividend requirements on the Employee Stock Ownership Plan (ESOP) preferred stock, divided by the average number of common shares and common share equivalents outstanding during the period. Fully diluted earnings per share assumes conversion of the ESOP preferred stock into common stock. Net earnings are adjusted for the additional expense required to fund the ESOP debt service, which results from the assumed replacement of the ESOP preferred dividends with common stock dividends. References to earnings per share relate to fully diluted earnings per share.

    During 1996, the Corporation distributed to shareholders two additional shares of common stock for each share owned, resulting in a three-for-one common stock split. All earnings per share, dividends per share and common shares outstanding reflect the stock split.

ADVERTISING COSTS

Advertising costs, included in selling, publicity and administrative expenses, are expensed as incurred and were $634 million, $670 million and $604 million for 1996, 1995 and 1994, respectively.

REAL ESTATE REPOSITIONING CHARGE

As a result of actions and decisions made in fourth quarter 1996 to sell or close stores, we recorded a pre-tax real estate repositioning charge of $134 million ($.35 per share). The charge includes $114 million for Mervyn's to sell or close its 25 stores in Florida and Georgia, and approximately 10 other underperforming stores throughout the chain. Also included is a net charge of $20 million for DSD's exit from the Texas market and the sale or closure of two other stores.

    The real estate repositioning charge reflects a $87 million charge for the write-down of property and equipment to its net realizable value, which includes the net gain realized on the December 1996 sale of the DSD Texas stores. In the first quarter 1997, Mervyn's exited the Florida and Georgia markets and DSD closed one store. All remaining properties are expected to be sold or closed within approximately 12 to 18 months. At year end 1996, properties held for sale are classified in other current assets at their net realizable value.

    The charge also includes $47 million for exit costs associated with the real estate repositioning effort, including expected cash outlays for lease liabilities and other real estate costs, occupancy costs during the shut-down period and incremental bad debt expense related to the exit of specific markets. There were no material charges against the reserve for exit costs in 1996, which is included in accrued liabilities at February 1, 1997.

INCOME TAXES

Reconciliation of tax rates is as follows:

--------------------------------------------------------------------------------
PERCENT OF EARNINGS BEFORE
INCOME TAXES                                           1996      1995      1994
--------------------------------------------------------------------------------
Federal statutory rate                                35.0%     35.0%     35.0%
State income taxes, net of federal tax benefit         4.6       4.9       4.7
Dividends on preferred stock                           (.8)     (1.1)      (.6)
Targeted Jobs Tax Credits                                 -      (.5)      (.7)
Other                                                   .7       (.3)       .8
--------------------------------------------------------------------------------
Effective tax rate                                    39.5%     38.0%     39.2%
--------------------------------------------------------------------------------

The components of the provision for income taxes were:

--------------------------------------------------------------------------------
INCOME TAX PROVISION EXPENSE/(BENEFIT)
(Millions of Dollars)                                 1996      1995      1994
--------------------------------------------------------------------------------
Current:
    Federal                                          $ 344      $158      $262
    State                                               72        38        59
--------------------------------------------------------------------------------
                                                       416       196       321
--------------------------------------------------------------------------------
Deferred:
    Federal                                            (89)       (5)      (34)
    State                                              (18)       (1)       (7)
--------------------------------------------------------------------------------
                                                      (107)       (6)      (41)
--------------------------------------------------------------------------------
Total                                                $ 309      $190      $280
--------------------------------------------------------------------------------

The components of the net deferred tax asset/(liability) were:

--------------------------------------------------------------------------------
NET DEFERRED TAX ASSET/(LIABILITY)                   FEBRUARY 1,   February 3,
(Millions of Dollars)                                       1997          1996
--------------------------------------------------------------------------------
Gross deferred tax assets:
    Self-insured benefits                                   $109          $ 99
    Deferred compensation                                     85            74
    Postretirement health care obligation                     44            44
    Allowance for doubtful accounts                           49            28
    Other                                                    108            98
--------------------------------------------------------------------------------
                                                             395           343
--------------------------------------------------------------------------------
Gross deferred tax liabilities:
    Property and equipment                                  (288)         (319)
    Inventory                                                (15)          (27)
    Other                                                    (35)          (47)
--------------------------------------------------------------------------------
                                                            (338)         (393)
--------------------------------------------------------------------------------
Net                                                         $ 57         $ (50)
--------------------------------------------------------------------------------


                    25 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                     FEBRUARY 1,   February 3,
(Millions of Dollars)                                       1997          1996
--------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
 Cash and cash equivalents                               $   201       $   175
 Accounts receivable                                       1,720         1,510
 Merchandise inventories                                   3,031         3,018
 Other                                                       488           252
--------------------------------------------------------------------------------
 Total Current Assets                                      5,440         4,955

PROPERTY AND EQUIPMENT
 Land                                                      1,557         1,496
 Buildings and improvements                                5,943         5,812
 Fixtures and equipment                                    2,652         2,482
 Construction-in-progress                                    317           434
 Accumulated depreciation                                 (3,002)       (2,930)
--------------------------------------------------------------------------------
 Property and Equipment, net                               7,467         7,294

OTHER                                                        482           321
--------------------------------------------------------------------------------
TOTAL ASSETS                                             $13,389       $12,570
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES
 Accounts payable                                        $ 2,528       $ 2,247
 Accrued liabilities                                       1,168           957
 Income taxes payable                                        182           137
 Current portion of long-term debt and notes payable         233           182
--------------------------------------------------------------------------------
 Total Current Liabilities                                 4,111         3,523

LONG-TERM DEBT                                             4,808         4,959

DEFERRED INCOME TAXES AND OTHER                              630           623

CONVERTIBLE PREFERRED STOCK, NET                              50            62

SHAREHOLDERS' INVESTMENT
 Convertible preferred stock                                 271           257
 Common stock                                                 72            72
 Additional paid-in capital                                  146           110
 Retained earnings                                         3,348         3,044
 Loan to ESOP                                                (47)          (80)
--------------------------------------------------------------------------------
 Total Shareholders' Investment                            3,790         3,403
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT           $13,389       $12,570
--------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements on pages 23-34.


                    26 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH EQUIVALENTS

Cash equivalents represent short-term investments with a maturity of three months or less from the time of purchase.

ACCOUNTS RECEIVABLE

Accounts receivable are written off when the required payments have not been received for six consecutive months. Prior to an account being written-off, an allowance is established for potential losses. The allowance for doubtful accounts was $119 million and $69 million at year-end 1996 and 1995, respectively.

    In September 1995, the Corporation, through its special-purpose subsidiary, Dayton Hudson Receivables Corporation (DHRC), entered into a securitization transaction under which it transfers, on an ongoing basis, substantially all of its credit card receivables to a trust in return for certificates representing undivided interests in the trust's assets. At that time DHRC sold to the public $400 million of three-year Class A certificates, with a fixed rate of 6.1 percent, backed by the credit card receivables. The issuance of such certificates was recorded as a sale and no gain or loss was recorded. DHRC retained a $123 million issue of subordinated Class B asset-backed certificates, which is classified in accounts receivable. Retailers National Bank (the Bank), a national credit card bank and wholly owned subsidiary of the Corporation, holds a 5 percent undivided interest in the accounts receivable of the trust. DHRC owns the remaining undivided interest in the trust's assets. The Bank continues to generate and service all receivables for the trust. The undivided interests in the accounts receivable held by DHRC and the Bank, as well as related income and expenses, are reflected in each operating division's assets and operating results.

    During 1996, we adopted Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings and prescribes the measurement of assets obtained and liabilities incurred in a sale. SFAS No. 125, effective for transfers of accounts receivable after December 31, 1996, was not material to the financial statements in 1996 and is not expected to be material going forward.

INVENTORIES

Inventories and the related cost of sales are accounted for by the retail accounting method using the last-in, first-out (LIFO) basis and are stated at the lower of LIFO cost or market. The LIFO reserve was $86 million and $77 million at February 1, 1997 and February 3, 1996, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives. Buildings and improvements are depreciated over eight to 55 years. Furniture and fixtures are depreciated over three to eight years. Accelerated depreciation methods are generally used for income tax purposes.

    In first quarter 1996, we adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The impairment loss recorded upon adoption was not material to the financial statements.

ACCOUNTS PAYABLE

Outstanding drafts included in accounts payable were $414 million and $344 million at year-end 1996 and 1995, respectively.

LEASES

Assets held under capital leases are included in property and equipment, and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized and lease rentals are expensed. Rent expense on buildings, classified in buying and occupancy, includes percentage rents that are based on a percentage of retail sales over stated levels. Total rent expense was $146 million, $144 million and $123 million in 1996, 1995 and 1994, respectively. Most of the long-term leases include options to renew, with terms varying from five to 30 years. Certain leases also include options to purchase the property.

    Future minimum lease payments required under noncancelable lease agreements existing at February 1, 1997 were:

--------------------------------------------------------------------------------
FUTURE MINIMUM LEASES PAYMENTS                         Operating       Capital
(Millions of Dollars)                                     Leases        Leases
--------------------------------------------------------------------------------
1997                                                      $  117        $  20
1998                                                         111           19
1999                                                         103           19
2000                                                          80           18
2001                                                          77           18
After 2001                                                   658          146
--------------------------------------------------------------------------------
Total future minimum lease payments                        1,146          240
Less: Interest*                                             (500)        (114)
--------------------------------------------------------------------------------
Present value of minimum lease payments                    $  646        $ 126**
--------------------------------------------------------------------------------
 * Calculated using the interest rate at inception for each lease (the weighted average interest rate was 9.4 percent.)
**  Includes current portion of $7 million.


COMMITMENTS AND CONTINGENCIES

Commitments for the purchase, construction, lease or remodeling of real estate, facilities and equipment were approximately $261 million at February 1, 1997. The Corporation is exposed to claims and litigation arising out of the ordinary course of business. Management, after consulting with legal counsel, believes that the currently identified claims and litigation will not have a material adverse effect on our results of operations or its financial condition taken as a whole.


                    27 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                              CONSOLIDATED STATEMENTS OF CASH FLOWS


(Millions of Dollars)                                                     1996      1995      1994
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net earnings before extraordinary charge                             $    474  $    311  $    434
 Reconciliation to cash flow:
   Depreciation and amortization                                           650       594       548
   Deferred tax provision                                                 (107)       (6)      (41)
   Other noncash items affecting earnings                                   11        52        38
   Changes in operating accounts providing/(requiring) cash:
     Accounts receivable                                                  (210)     (100)     (274)
     Sale of securitized accounts receivable                                 -       400
     Merchandise inventories                                               (13)     (241)     (280)
     Accounts payable                                                      281       286       307
     Accrued liabilities                                                   275       (88)      147
     Income taxes payable                                                   55       (38)       30
   Other                                                                    42        (9)      (17)
----------------------------------------------------------------------------------------------------
 Cash Flow Provided by Operations                                        1,458     1,161       892
----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
 Expenditures for property and equipment                                (1,301)   (1,522)   (1,095)
 Proceeds from disposals of property and equipment                         103        17        89
----------------------------------------------------------------------------------------------------
 Cash Flow Required for Investing Activities                            (1,198)   (1,505)   (1,006)
----------------------------------------------------------------------------------------------------
 Net Financing Sources/(Requirements)                                      260      (344)     (114)
----------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
 (Decrease)/increase in notes payable, net                                (416)      501       247
 Additions to long-term debt                                               700       150         -
 Reductions of long-term debt                                             (414)     (210)     (199)
 Principal payments received on loan to ESOP                                40        57        58
 Dividends paid                                                           (155)     (148)     (144)
 Other                                                                      11        22       (22)
----------------------------------------------------------------------------------------------------
 Cash Flow (Used for)/Provided by Financing Activities                    (234)      372       (60)
----------------------------------------------------------------------------------------------------
Net Increase/(Decrease) in Cash and Cash Equivalents                        26        28      (174)
Cash and Cash Equivalents at Beginning of Year                             175       147       321
----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $    201  $    175  $    147
----------------------------------------------------------------------------------------------------


Amounts in these statements are presented on a cash basis and therefore may differ from those shown in other sections of this Annual Report.
Cash paid for income taxes was $352 million, $229 million and $292 million for 1996, 1995 and 1994, respectively. Cash paid for interest (including interest capitalized) was $434 million, $451 million and $431 million for 1996, 1995 and 1994, respectively.

See Notes to Consolidated Financial Statements on pages 23-34.


                    28 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LINES OF CREDIT

At February 1, 1997, two committed credit agreements totaling $1.6 billion were available from various lending institutions at specified rates. There were no balances outstanding at any time during the year related to these agreements.

LONG-TERM DEBT AND NOTES PAYABLE

At February 1, 1997, $532 million of notes payable were outstanding, $432 million of which were classified as long-term debt as they were supported by the Corporation's $800 million committed credit agreement that expires in the year 2001. The average amount of notes payable outstanding during 1996 was $877 million at a weighted-average interest rate of 5.6 percent.

    During 1996, the Dayton Hudson Credit Card Master Trust issued, for cash, a $300 million Series 1996-1 Class A Variable Funding Certificate backed by credit card receivables. The outstanding Certificate amount fluctuates based on financing needs and was $100 million at February 1, 1997. The Class A Certificate is debt of DHRC and is classified in the current portion of long-term debt and notes payable in the Corporation's Consolidated Statement of Financial Position.

    In 1996, we issued the following long-term debt: $200 million at 6.8 percent maturing in 2001; $300 million at 6.4 percent, maturing in 2003; and $200 million at 7.5 percent, maturing in 2006. The proceeds from these issuances were used for general corporate purposes.

    Also during 1996, we repurchased for $340 million the following sinking fund debentures: $112 million of 9.5 percent, due in 2016; $148 million of 9.25 percent, due in 2016; and $65 million of 9.875 percent, due in 2017. An extraordinary charge, net of tax, of $11 million ($.05 per share) for early extinguishment of debt was recorded related to these transactions.

    At year-end the debt portfolio was as follows:

--------------------------------------------------------------------------------
LONG-TERM DEBT                             FEBRUARY 1, 1997    February 3, 1996
AND NOTES PAYABLE                          ----------------    ----------------
(Millions of Dollars)                      RATE*   BALANCE     Rate*   Balance
--------------------------------------------------------------------------------
Notes payable                                5.6%   $  532      5.6%   $   948
Notes and debentures:
    Due 1996-2000                            9.3       836      8.9        878
    Due 2001-2005                            7.6     1,149      8.4        649
    Due 2006-2010                            9.0       648      9.7        448
    Due 2011-2015                            8.9       379      8.9        379
    Due 2016-2020                            9.6       436      9.6        787
    Due 2021-2023                            8.5       935      8.5        935
--------------------------------------------------------------------------------
Total notes payable, notes and debentures**          4,915               5,024
Capital lease obligations                              126                 117
Less: current portion                                 (233)               (182)
--------------------------------------------------------------------------------
Long-term debt and notes payable                    $4,808              $4,959
--------------------------------------------------------------------------------
 *  Reflects the weighted-average stated interest rate as of year end.
** The estimated fair value of total notes payable, notes and debentures, using discounted cash flow analysis based on the Corporation's incremental interest rates for similar types of financial instruments, was $5,246 million at February 1, 1997 and $5,460 at February 3, 1996.

    Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are $226 million in 1997, $170 million in 1998, $152 million in 1999, $388 million in 2000 and $795 million in 2001.


                    29 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


                                                     Convertible                Additional
                                                       Preferred       Common      Paid-in     Retained      Loan to
(Millions of Dollars, Except Per Share Data)               Stock        Stock      Capital     Earnings         ESOP        Total
-----------------------------------------------------------------------------------------------------------------------------------
JANUARY 29, 1994                                            $273          $72         $ 73       $2,592        $(161)      $2,849
Consolidated net earnings                                      -            -            -          434            -          434
Dividends declared                                             -            -            -         (144)           -         (144)
Tax benefit on unallocated preferred
  stock dividends                                              -            -            6            -            -            6
Conversion of preferred stock and other                        4            -            7            -            -           11
Net reduction in loan to ESOP                                  -            -            -            -           34           34
Stock option activity                                          -            -            3            -            -            3
-----------------------------------------------------------------------------------------------------------------------------------
JANUARY 28, 1995                                             277           72           89        2,882         (127)       3,193
Consolidated net earnings                                      -            -            -          311            -          311
Dividends declared                                             -            -            -         (149)           -         (149)
Tax benefit on unallocated preferred
  stock dividends                                              -            -            5            -            -            5
Conversion of preferred stock and other                      (20)           -           11            -            -           (9)
Net reduction in loan to ESOP                                  -            -            -            -           47           47
Stock option activity                                          -            -            5            -            -            5
-----------------------------------------------------------------------------------------------------------------------------------
FEBRUARY 3, 1996                                             257           72          110        3,044          (80)       3,403
Consolidated net earnings                                      -            -            -          463            -          463
Dividends declared                                             -            -            -         (159)           -         (159)
Tax benefit on unallocated preferred
  stock dividends                                              -            -            7            -            -            7
Conversion of preferred stock and other                       14            -           16            -            -           30
Net reduction in loan to ESOP                                  -            -            -            -           33           33
Stock option activity                                          -            -           13            -            -           13
-----------------------------------------------------------------------------------------------------------------------------------
FEBRUARY 1, 1997                                            $271          $72         $146       $3,348        $ (47)      $3,790
-----------------------------------------------------------------------------------------------------------------------------------


COMMON STOCK

Authorized 1,500,000,000 shares, $.3333 par value; 217,205,226 shares issued and outstanding at February 1, 1997; 215,894,520 shares issued and outstanding at February 3, 1996.

PREFERRED STOCK

Authorized 5,000,000 shares; Series B ESOP Convertible Preferred Stock $.01 par value, 382,921 shares issued and outstanding at February 1, 1997; 401,494 shares issued and outstanding at February 3, 1996. Each share converts into 30 shares of the Corporation's common stock, has voting rights equal to the equivalent number of common shares and is entitled to cumulative annual dividends of $56.20. Under certain circumstances, the shares may be redeemed at the election of the Corporation or the ESOP.

JUNIOR PREFERRED STOCK RIGHTS

In September 1996, the Corporation declared a distribution of preferred share purchase rights. Terms of the plan provide for a distribution of one preferred share purchase right for each outstanding share of the Corporation's common stock. Each right will entitle shareholders to buy one three-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $100, subject to adjustment. The rights will be exercisable only if a person or group acquires ownership of 20 percent or more of the Corporation's common stock or announces a tender offer to acquire 30 percent or more of the common stock.

See Notes to Consolidated Financial Statements on pages 23-34.


                    30 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTION PLAN

The Corporation has a stock option plan for key employees. Options have included Incentive Stock Options, Non-Qualified Stock Options or a combination of the two. A majority of the options contain a vesting schedule so that 12 months after the grant date, 25 percent of the options granted become exercisable, with another 25 percent vesting after each succeeding 12 months. These options are cumulatively exercisable and expire no later than ten years after the date of the grant. In 1995, we adopted a non-qualified stock option plan for nonemployee members of the Board of Directors. Such options become exercisable after one year and have a ten year term. The 1997 grant was moved up to January 1997 and fell within 1996, resulting in two grants in the same fiscal year. The typical frequency of stock option grants is once each year.

    The Corporation has had a performance share and restricted stock award plan for key employees. Performance shares are earned to the extent certain financial goals are met over a four-year period. Performance shares and restricted stock awards are placed in escrow until retirement, subject to certain further restrictions, and result in compensation expense.

-------------------------------------------------------------------------------------------
OPTIONS, PERFORMANCE SHARES AND
RESTRICTED STOCK AWARDS OUTSTANDING
-------------------------------------------------------------------------------------------
                                       Options
                      ---------------------------------------------
                        Shares Outstanding      Shares Exercisable
                      ---------------------  ----------------------
                                  Weighted                Weighted
                        Number     Average      Number     Average    Perform-  Restricted
                            of    Exercise          of    Exercise        ance       Stock
                        Shares       Price      Shares       Price      Shares      Awards
-------------------------------------------------------------------------------------------
January 29, 1994     3,818,463      $19.89   1,963,872      $17.35     743,067      91,482
Granted                602,658       25.39
Canceled              (208,614)      22.54
Exercised             (234,507)      13.98
-------------------------------------------------------------------------------------------
January 28, 1995     3,978,000       20.93   2,513,169       18.87     743,868     130,686
Granted              1,492,377       23.50
Canceled              (104,190)      23.93
Exercised             (382,758)      13.96
-------------------------------------------------------------------------------------------
February 3, 1996     4,983,429       22.17   2,685,945       20.59     803,703     179,619
Granted              3,269,923       32.17
Canceled               (72,630)      24.37
Exercised             (875,580)      19.35
-------------------------------------------------------------------------------------------
FEBRUARY 1, 1997     7,305,142      $26.97   2,391,183      $21.77     632,028     155,308
-------------------------------------------------------------------------------------------


    As of February 1, 1997, there were 935,639 options outstanding with exercise prices between $10.08 and $19.94, 1,890,109 options with exercise prices between $20.85 and $24.83, 2,594,160 options with exercise prices between $25.04 and $28.35 and 1,885,234 options with an exercise price of $37.38. As of February 1, 1997, outstanding options had a weighted-average remaining contractual life of 7.5 years. The number of shares of unissued common stock reserved for future grants under the stock option plans were 4,564,547 at February 1, 1997 and 7,631,415 at February 3, 1996.

    The Corporation applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations to account for its stock option plans. Under APB No. 25, no compensation expense is recognized if the exercise price of the Corporation's employee stock options equals the market price on the grant date. SFAS No. 123, "Accounting for Stock-Based Compensation" requires that the fair value of options granted during 1996 and 1995 and the pro forma impact on earnings to be disclosed when material. The pro forma impact was not material for 1996 and 1995.

PENSION PLANS

The Corporation has three defined benefit pension plans that cover all employees who meet certain requirements of age, length of service and hours worked per year. Benefits are provided based upon years of service and the employee's compensation. Contributions to the pension plans, which are made solely by the Corporation, are determined by an outside actuarial firm. To compute net pension cost, the actuarial firm estimates the total benefits that will ultimately be paid to eligible employees and then allocates these costs to service periods. The period over which unrecognized pension costs and credits are amortized, including prior service costs and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits.


                    31 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NET PENSION EXPENSE
(Millions of Dollars)                                 1996      1995      1994
--------------------------------------------------------------------------------
Service cost-benefits earned during the period        $ 26      $ 21      $ 25
Interest cost on projected benefit obligation           37        35        33
Return on assets-current                               (78)      (87)      (10)
                -deferred                               36        47       (26)
--------------------------------------------------------------------------------
Total                                                 $ 21      $ 16      $ 22
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS                                1996      1995      1994
--------------------------------------------------------------------------------
Discount rate                                       7 3/4%    7 1/2%    8 1/2%
Expected long-term rate of return on plans' assets  9         9         9
Average assumed rate of compensation increase       4 3/4     4 1/2     5 1/2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                   December 31,
FUNDED STATUS                                                   1996      1995
--------------------------------------------------------------------------------
Actuarial present value of
    Vested benefit obligation                                   $428      $412
    Accumulated benefit obligation                               455       438
    Projected benefit obligation                                 523       503
Fair market value of plans' assets*                              587       518
--------------------------------------------------------------------------------
Plans' assets in excess of projected
    benefit obligation                                            64        15
Unrecognized prior service cost                                    2         2
Unrecognized net actuarial (gain)/loss                           (21)       21
--------------------------------------------------------------------------------
Prepaid pension assets                                          $ 45      $ 38
--------------------------------------------------------------------------------
 *  Plans' assets consist primarily of equity and fixed-income securities.

EMPLOYEE STOCK OWNERSHIP PLAN

The Corporation sponsors a defined contribution employee benefit plan. Employees who meet certain eligibility requirements may participate by investing up to 15 percent of their compensation. We match 100 percent of each employee's contribution up to 5 percent of each participant's total compensation. Our contribution to the plan is invested in the ESOP. It is anticipated that all available ESOP shares will be allocated to participants by early 1998. At that time, management intends to provide new ESOP shares for funding the employer match.

    In 1989, we loaned $379 million to the ESOP at a 9 percent interest rate. Proceeds from the loan were used by the ESOP to purchase 438,353 shares of Series B ESOP Convertible Preferred Stock of the Corporation. The original issue value of the ESOP preferred stock of $864.60 per share is guaranteed by the Corporation.

    Our contributions to the ESOP, plus dividends paid on all preferred stock held by the ESOP, are used to repay the loan principal and interest. Cash contributed by us to the ESOP was $23 million in 1996, $45 million in 1995 and $50 million in 1994. Dividends earned on shares held by the ESOP were $22 million in 1996, $23 million in 1995 and $24 million in 1994. The dividends on allocated preferred stock are paid to participants' accounts in additional shares of preferred stock. Benefits expense, calculated based on the shares allocated method, was $31 million in 1996, $39 million in 1995 and $33 million in 1994.

    Upon a participant's termination, we are required to exchange at fair value each share of preferred stock for 30 shares of common stock and cash, if any. At February 1, 1997, 319,527 shares of the ESOP preferred stock were allocated to participants and had a fair value of $411 million.

    The convertible preferred stock and related loan to ESOP are classified as Shareholders' Investment to the extent the preferred stock is permanent equity. The remaining convertible preferred stock of $60 million, net of the related loan to ESOP of $10 million at February 1, 1997, represents our maximum cash obligation at year-end, measured by the market value difference between the preferred stock and common stock, and is excluded from Shareholders' Investment.

POSTRETIREMENT HEALTH CARE BENEFITS

Employees eligible for retirement become eligible for certain health care benefits if they meet minimum age and service requirements, and agree to contribute a portion of the cost.
We have the right to modify or terminate these benefits.


ACCUMULATED POSTRETIREMENT
BENEFIT OBLIGATION                                                  December 31
(Millions of Dollars)                                           1996      1995
--------------------------------------------------------------------------------
Retirees                                                        $ 48      $ 51
Fully eligible active plan participants                           18        18
Other active plan participants                                    10        11
Prior service cost                                                (4)       (4)
Unrecognized gain                                                 31        27
--------------------------------------------------------------------------------
Total                                                           $103      $103
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NET PERIODIC COST                                     1996      1995      1994
--------------------------------------------------------------------------------
Service cost -- benefits earned during the period       $1        $1        $2
Interest cost on accumulated benefits                    5         5         6
--------------------------------------------------------------------------------
Total                                                   $6        $6        $8
--------------------------------------------------------------------------------

    An increase in the cost of covered health care benefits of 7 percent is assumed for fiscal 1997. The rate is assumed to decrease to 6 percent in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1 percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $5 million at February 1, 1997 and the net periodic cost by $.4 million for the year. The discount rate used in determining the accumulated postretirement benefit obligation was 7 3/4 percent for 1996, 7 1/2 percent for 1995 and 8 1/2 percent for 1994.


                    32 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The table below summarizes results by quarter for 1996 and 1995:


(Millions of Dollars, except Per Share Data)      First Quarter           Second Quarter            Third Quarter
-------------------------------------------------------------------------------------------------------------------------
                                              1996         1995         1996         1995         1996         1995
-------------------------------------------------------------------------------------------------------------------------
Revenues                                    $5,380       $4,757       $5,751       $5,236       $6,073       $5,573
Gross Profit (a)                            $1,431       $1,253       $1,554       $1,340       $1,621       $1,460
Net Earnings Before
  Extraordinary Charge (b)                  $   42       $   11       $  101       $   28       $  116       $   44
Net Earnings (b) (c)                        $   41       $   11       $  101       $   28       $  107       $   44
Primary Earnings
Per Share (b) (c) (d)                       $  .17       $  .03       $  .44       $  .11       $  .47       $  .18
Fully Diluted Earnings
  Per Share (b) (c) (d)                     $  .16       $  .03       $  .42       $  .11       $  .45       $  .17
-------------------------------------------------------------------------------------------------------------------------
Dividends Declared Per Share (d)            $  .15       $  .15       $  .16       $  .15       $  .16       $  .15
Common Stock Price (e)
  High                                      $   32 5/8   $  24 7/8    $  36 5/8    $  26 1/4    $   36       $   26 1/2
  Low                                           24 1/2      21 7/8       29 1/8       21 1/2        30 3/4       23 1/4
-------------------------------------------------------------------------------------------------------------------------


(Millions of Dollars, except Per Share Data)    Fourth Quarter            Total Year
-----------------------------------------------------------------------------------------------
                                              1996         1995          1996         1995
-----------------------------------------------------------------------------------------------
Revenues                                    $8,167       $7,950       $25,371      $23,516
Gross Profit (a)                            $2,137       $1,936       $ 6,743      $ 5,989
Net Earnings Before
  Extraordinary Charge (b)                  $  215       $  228       $   474      $   311
Net Earnings (b) (c)                        $  214       $  228       $   463      $   311
Primary Earnings
Per Share (b) (c) (d)                       $  .95       $ 1.03       $  2.02      $  1.34
Fully Diluted Earnings
  Per Share (b) (c) (d)                     $  .91       $  .98       $  1.95      $  1.30
-----------------------------------------------------------------------------------------------
Dividends Declared Per Share (d)            $  .16       $  .15       $   .63      $   .59
Common Stock Price (e)
  High                                      $   39 7/8   $   25 7/8   $    39 7/8  $    26 1/2
  Low                                           34 5/8       22 7/8        24 1/2       21 1/2
-----------------------------------------------------------------------------------------------


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

(b) Fourth quarter and total year 1996 net earnings before extraordinary charges and earnings per share reflect a pre-tax real estate repositioning charge of $134 million ($81 million after tax), or $.35 per primary and fully diluted share.

(c) In 1996, first, third and fourth quarter net earnings reflect extraordinary charges related to the purchase and redemption of debt, net of tax, of $1 million, $9 million and $1 million, respectively, or $.00, $.04 and $.01 per primary and fully diluted share.

(d) Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding and/or rounding caused by the 1996 three-for-one common stock split.

(e) The Corporation's common stock is listed on the New York Stock Exchange and Pacific Stock Exchange. At March 21, 1997 there were 10,958 shareholders of record and the common stock price closed at $42 5/8 per share.


                    33 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Dayton Hudson Corporation

    We have audited the accompanying consolidated statements of financial position of Dayton Hudson Corporation and subsidiaries as of February 1, 1997 and February 3, 1996 and the related consolidated results of operations, cash flows and shareholders' investment for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dayton Hudson Corporation and subsidiaries at February 1, 1997 and February 3, 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Ernst & Young LLP
Minneapolis, Minnesota
March 3, 1997


                    34 DAYTON HUDSON CORPORATION AND SUBSIDIARIES

                                        SUMMARY FINANCIAL AND OPERATING DATA

(Millions of Dollars, Except Per Share Data)           1996      1995(a)         1994         1993         1992
----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
----------------------------------------------------------------------------------------------------------------------
Revenues                                          $  25,371       23,516       21,311       19,233       17,927
----------------------------------------------------------------------------------------------------------------------
Cost of retail sales, buying and occupancy        $  18,628       17,527       15,636       14,164       13,129
----------------------------------------------------------------------------------------------------------------------
Selling, publicity and administrative             $   4,289        4,043        3,614        3,158        2,961
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                     $     650          594          548          515          476
----------------------------------------------------------------------------------------------------------------------
Interest expense, net                             $     442          442          426          446          437
----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes
and extraordinary charge (b)                      $     783          501          714          607          611
----------------------------------------------------------------------------------------------------------------------
Income taxes                                      $     309          190          280          232          228
----------------------------------------------------------------------------------------------------------------------
Net earnings (b)(c)                               $     463          311          434          375          383
----------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION DATA
----------------------------------------------------------------------------------------------------------------------
Working capital                                   $   1,329        1,432        1,569        1,436        1,450
----------------------------------------------------------------------------------------------------------------------
Property and equipment, net                       $   7,467        7,294        6,385        5,947        5,563
----------------------------------------------------------------------------------------------------------------------
Total assets                                      $  13,389       12,570       11,697       10,778       10,337
----------------------------------------------------------------------------------------------------------------------
Long-term debt                                    $   4,808        4,959        4,488        4,279        4,330
----------------------------------------------------------------------------------------------------------------------
Shareholders' investment                          $   3,790        3,403        3,193        2,849        2,566
----------------------------------------------------------------------------------------------------------------------

PER COMMON SHARE DATA
----------------------------------------------------------------------------------------------------------------------
Fully diluted earnings per share (b)(c)           $    1.95         1.30         1.84         1.59         1.61
----------------------------------------------------------------------------------------------------------------------
Cash dividend declared                            $     .63          .59          .56          .54          .51
----------------------------------------------------------------------------------------------------------------------
Market price -- high                               $      39 7/8       26 1/2       28 5/8       27 7/8       26 3/8
Market price -- low                                $      24 1/2       21 1/2       21 3/4       21 1/8       19 5/8
Market price -- year-end close                     $      37 5/8       25           23           22           25 7/8
----------------------------------------------------------------------------------------------------------------------
Common shareholders' investment                   $   16.42        14.94        14.15        12.76        11.61
----------------------------------------------------------------------------------------------------------------------


The Summary Financial and Operating Data should be read in conjunction with the Notes to Consolidated Financial Statements on pages 23-34.
Per share amounts and shares outstanding for 1995 and earlier are restated to reflect a three-for-one Common Stock split effective July 17, 1996.

(a) Consisted of 53 weeks.

(b) 1996 includes a pre-tax real estate repositioning charge of $134 million ($81 million after-tax), or $.35 per share.

(c) 1996 includes an extraordinary charge, net of tax, of $11 million, or $.05 per share, related to purchase and redemption of debt.


                    35 DAYTON HUDSON CORPORATION AND SUBSIDIARIES