Form 10-K, Exhibit 13
period 1998-01-31
DAYTON HUDSON CORP
filed 1998-04-15
CIK 27419

                           1997 Results

                     Target                              Mervyn's                          Department Stores
              ----------------------     ------------------------------------     -------------------------------------
In millions    1997    1996    1995      In millions    1997    1996    1995      In millions   1997     1996    1995
-----------   ------- ------- -------    -----------  -------  ------- -------    -----------  -------  ------- -------
              $20,368 $17,853 $15,807                  $4,227  $4,369  $4,516                  $3,162   $3,149  $3,193
              $ 1,287 $ 1,048 $   721                  $  280  $  272  $  117                  $  240   $  151  $  192
                  796     736     670                     269     300     295                      65       65      64
               87,158  79,360  71,108                  21,810  24,518  24,113                  14,090   14,111  13,870

----------
*In thousands, reflects total square feet, less office, warehouse and vacant space.

            Target Locations (at year end)                     Mervyn's Locations (at year end)        Department Store Locations
                                                                                                            (at year end)
      --------------------------------------------         ---------------------------------------     ----------------------------
      Retail Sq. Ft.     No. of       Retail Sq. Ft.       No. of       Retail Sq. Ft.      No. of     Retail Sq. Ft.        No. of
      in Thousands       Stores       in Thousands         Stores       in Thousands        Stores     in Thousands          Stores
      -------------     --------     --------------        -------      ------------        ------     ------------          ------

AL                117        1   NE                1,072      9    AZ                1,207     15   Dayton's
AZ              2,451       23   NV                  841      8    CA                9,784    126   MN                 3,080    13
AR                186        2   NJ                  509      4    CO                  854     11   ND                   297     3
CA             15,289      138   NM                  730      7    ID                   83      1   SD                   102     1
CO              2,355       22   NY                  717      6    LA                  459      6   WI                   373     3
FL              6,846       62   NC                2,161     20    MI                1,176     15   Hudson's
GA              2,795       26   ND                  437      4    MN                1,132      9   MI                 4,619    20
ID                406        4   OH                2,598     23    NV                  495      7   OH                   187     1
IL              5,457       48   OK                  790      8    NM                  266      3   Marshall Field's
IN              2,836       30   OR                1,174     11    OK                  270      3   IL                 4,173    17
IA              1,769       17   SC                  393      4    OR                  551      7   IN                   246     2
KS              1,106        9   SD                  391      4    TX                3,344     42   OH                   431     2
KY              1,134       11   TN                1,945     19    UT                  760      8   TX                   155     1
LA                203        2   TX                8,848     82    WA                1,429     16   WI                   427     2
MD              1,509       13   UT                1,055      6    Total            21,810    269   Total
MI              4,796       45   VA                2,153     18                                     DSD               14,090    65
MN              5,372       46   WA                2,401     23
MS                116        1   WI                2,337     22
MO              1,382       13   WY                  182      2
MT                299        3   Total            87,158    796


                                                                      MAJOR MARKETS
------------------------------------------------------------------------------------------------------------------------------------
Greater Los Angeles      69   Seattle/Tacoma             12        Greater Los Angeles          49      Chicago                  16
Chicago                  33   Indianapolis               11        San Francisco Bay Area       29      Detroit                  11
Minneapolis/St. Paul     32   St. Louis                  11        Dallas/Ft. Worth             12      Minneapolis/St.Paul      11
San Francisco Bay Area   26   Tampa/St. Petersburg       11        San Diego                    12      Employees:           35,000
Detroit                  23   Employees:            166,000        Phoenix                      11
Dallas/Ft. Worth         22                                        Detroit                       9
Atlanta                  21                                        Houston                       9
Houston                  21                                        Minneapolis/St. Paul          9
Greater Miami            19                                        Seattle/Tacoma                9
Denver                   15                                        Greater Salt Lake City        8
Phoenix                  15                                        Denver                        6
San Diego                13                                        Employees:               29,000


ANALYSIS OF OPERATIONS

Our net earnings were $751 million in 1997, compared with $463 million in 1996 and $311 million in 1995. Earnings per share were $1.59 in 1997, $.97 in 1996 and $.65 in 1995. (References to earnings per share refer to diluted earnings per share. Earnings per share, dividends per share and common shares outstanding have been restated to reflect our April 1998 two-for-one common share split.) In 1997, earnings included two unusual items, a pre-tax securitization gain of $45 million ($.06 per share) and an extraordinary charge, net of tax, for the purchase and redemption of debt of $51 million ($.11 per share). In 1996, earnings were net of a pre-tax real estate repositioning charge of $134 million ($.18 per share) and an extraordinary charge, net of tax, for the purchase and redemption of debt of $11 million ($.03 per share). Earnings per share excluding all unusual items were $1.64 in 1997, $1.18 in 1996 and $.65 in 1995.

Pre-tax segment profit increased 23 percent in 1997 to $1,807 million, compared with $1,471 million in 1996 and $1,030 million in 1995. Pre-tax segment profit is first-in first-out (FIFO) earnings before securitization effects, interest, corporate and other expense, and unusual items. All three operating companies contributed to our pre-tax profit growth: Target improved 23 percent; Mervyn's 3 percent; and DSD 59 percent. We expect continued growth in profitability in 1998.

- Target's pre-tax profit rose 23 percent in 1997 to $1,287 million. Target's full-year profit margin rate increased to 6.3 percent in 1997 from 5.9 percent in 1996, reflecting continued strong sales momentum and modest improvement in both gross margin and operating expense rates. Although guest credit is a small part of Target's overall profit, it contributed to growth in sales and earnings. In 1998, we expect our profit margin rate to remain essentially unchanged while total revenues are expected to grow due to mid-single-digit comparable-store sales increases combined with new store sales growth.

- Mervyn's pre-tax profit improved 3 percent in 1997 to $280 million, despite lost revenue and profits from the 31 net stores closed in 1997. Mervyn's gross margin rate was modestly better than the prior year reflecting improved markup, partially offset by higher markdowns. Mervyn's also experienced a strong improvement in results from guest credit. Mervyn's expense rate was essentially even with last year. In 1997, as planned, Mervyn's exited the Florida and Georgia markets and closed seven additional under-performing stores. These changes better position us to compete more effectively in our primary markets. Mervyn's also initiated a store remodel program in 1997. We plan to remodel approximately ten additional stores in 1998. We expect continued modest improvement in our profit margin rate in 1998 and low single-digit comparable-store sales increases.

- DSD's pre-tax profit was $240 million, a 59 percent increase over 1996, primarily due to a significant improvement in the operating expense rate. During 1997, we intensified our focus on distinctive merchandise assortments, broadened our assortment of owned brands, enhanced guest service and eliminated more than $50 million in expenses. By continuing these initiatives we expect to further improve profitability in 1998. Comparable-store sales are expected to grow in the low single digits in 1998 and gross margin rate is expected to increase modestly.

REVENUES

In 1997, our total and comparable-store revenues increased 9 percent and 5 percent, respectively. Revenues include retail sales, finance charges, late fees and other revenues. Comparable-store revenues are revenues from stores open longer than one year. Target's revenue growth reflected strong comparable-store revenues and new store expansion. Mervyn's 1997 total revenues declined due to stores closed. Mervyn's comparable-store revenue growth reflected continued focus on merchandising and marketing initiatives. DSD's total revenues were even with 1996, also reflecting closed stores, while comparable-store revenues increased slightly over the prior year. Increased finance charge and late fee revenues at all three operating divisions also contributed to revenue growth. We expect comparable-store revenues to increase at all three divisions in 1998.

Revenue growth in 1996 reflected a combination of new store and comparable-store growth at Target, somewhat offset by Mervyn's total and comparable-store revenue decline. DSD's comparable-store revenue decline was due to a reduction in promotional days in 1996.

The impact of inflation on our consolidated operations was minimal and, as a result, the overall comparable-store revenue increase closely approximated real growth.


-----------------------------------------------------------------------------
   Revenue Growth             1997                   1996*
-----------------------------------------------------------------------------
                       All          Comp.       All       Comp.
                      Stores       Stores      Stores    Stores
-----------------------------------------------------------------------------
Target                 14%          6%           13%       6%
Mervyn's               (3)          3            (3)      (4)
DSD                    --           1            (1)      (4)
-----------------------------------------------------------------------------
Total                  9%           5%            8%       3%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Revenues Per Square Foot**
-----------------------------------------------------------------------------
(Dollars)                                 1997      1996      1995*
-----------------------------------------------------------------------------
Target                                    $244      $235      $230
Mervyn's                                   187       179       190
DSD                                        224       223       230
-----------------------------------------------------------------------------

----------
 *Excludes the effect of 53rd week in 1995.
**Thirteen-month average retail square feet.


GROSS MARGIN RATE

In 1997, our overall gross margin rate was essentially even with the prior year. Gross margin includes cost of retail sales and excludes buying and occupancy costs. Strong growth at Target, our lowest gross margin rate division, continues to impact our business mix.

- TARGET'S gross margin rate increased modestly due to improved markup, partially offset by higher markdowns. In 1998, we anticipate the gross margin rate to be essentially even with 1997.

- MERVYN'S gross margin rate improved modestly for the year reflecting improved markup, partially offset by higher markdowns. In 1998, we expect Mervyn's gross margin rate to further increase as we continue to improve the quality and trend content of our merchandise.

- DSD'S gross margin rate increased over 1996 due to improved markup, partially offset by higher markdowns. In 1998, we anticipate DSD's gross margin rate will increase modestly.

In 1996, overall gross margin rate improved, reflecting strong gross margin rate improvement at Target and Mervyn's, somewhat offset by a slight rate deterioration at DSD and the growing impact of Target's lower gross margin rate structure.

The LIFO provision, included in cost of retail sales, was as follows:


-----------------------------------------------------------------------------
LIFO PROVISION: (EXPENSE)/CREDIT
-----------------------------------------------------------------------------
(Millions of Dollars, except Per Share Data)    1997       1996      1995
-----------------------------------------------------------------------------
Target                                         $  --      $  --      $  --
Mervyn's                                          --          5        (12)
DSD                                                (6)      (14)        (5)
Total                                          $   (6)    $  (9)     $ (17)
Per Share                                      $ (.01)    $(.01)     $(.02)
-----------------------------------------------------------------------------

The LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. The 1997 LIFO charge at DSD resulted from slight retail price inflation and lower inventory levels. In 1996, the LIFO credit at Mervyn's resulted principally from higher markup and lower inventory levels, while the LIFO charge at DSD resulted primarily from exiting the electronics business and the sale of stores in Texas.

OPERATING EXPENSE RATE

Our overall operating expense rate improved in 1997 due primarily to changes outlined below and the favorable effect of Target's increased impact on our overall expense rate structure. Operating expense includes selling, publicity and administrative expenses (excluding start-up and corporate and other expense), depreciation and amortization, buying and occupancy costs, and taxes other than income taxes.

- TARGET'S operating expense rate improved in 1997 reflecting continued savings in the second year of a three-year program to remove $200 million from operating expenses. In 1998, expense reduction will remain a priority; however, ongoing wage rate pressures within our competitive markets may challenge our ability to fully realize our planned 1998 savings of $60 to $70 million.

- MERVYN'S operating expense rate was essentially even with 1996 and we expect a similar rate in 1998.

- DSD'S significant operating expense rate improvement in 1997 resulted from expense reduction initiatives. In 1998, we expect DSD's operating expense rate to be essentially unchanged from 1997.

The operating expense rate in 1996 improved over 1995 due to significant cost reductions at Mervyn's and Target, and the favorable effect of Target's increased impact on the overall expense rate structure.

INTEREST EXPENSE

We view payments to holders of our sold securitized receivables as an "interest equivalent." In 1997, combined interest expense and interest equivalent was $18 million lower than 1996 due to a lower average portfolio rate and lower average funded balances. In 1996, interest expense and interest equivalent was $15 million higher than 1995 as higher average funded balances were only partially offset by a lower average portfolio rate. Combined interest expense and interest equivalent in 1998 is expected to be similar to 1997.

During 1997, we repurchased $503 million of high-coupon debt for $583 million, resulting in an after-tax extraordinary charge of $51 million
($.11 per share). The replacement of this debt with lower interest rate financing will reduce interest expense going forward. The debt repurchased had an average interest rate of 9.4 percent and an average remaining life of approximately 18 years.

INCOME TAX RATE

The effective tax rate was 39.5 percent in both 1997 and 1996, and 38.0 percent in 1995. The effective tax rate in 1997 and 1996 reflects a more normalized rate, while lower earnings in 1995 caused permanent differences to have a greater impact. Our 1998 tax rate is expected to approximate the 1997 rate.


REAL ESTATE REPOSITIONING CHARGE

In 1996, we recorded a pre-tax charge of $134 million ($.18 per share) for real estate repositioning at Mervyn's and DSD to strengthen competitive positions and achieve improved long-term results. The charge included $114 million for Mervyn's to sell or close its 25 stores in Florida and Georgia and approximately ten other under-performing stores throughout the chain. Also included was a net charge of $20 million for DSD's sale of its Texas stores and the closure of two other stores.

To date, Mervyn's has exited the Florida and Georgia markets and closed seven other under-performing stores, while DSD has sold three Texas stores and closed two other stores. Exit costs incurred during 1997 (approximately $17 million) were charged against the reserve; the reserve remaining at year-end 1997 was $25 million. We expect to sell or close the remaining stores within the next year.

SECURITIZATION

During third quarter 1997, Dayton Hudson Receivables Corporation (DHRC), a special-purpose subsidiary, sold to the public $400 million of securitized receivables. This issue of asset-backed securities has an expected maturity of five years and a stated rate of 6.25 percent. Proceeds from the sale were used for general corporate purposes, including funding the growth of receivables. As required by Statement of Financial Accounting Standards (SFAS) No. 125, this transaction resulted in a pre-tax gain of $32 million. Total year results also include an additional $13 million pre-tax gain attributable to the application of SFAS No. 125 to our 1995 securitization. Combined, these gains total $45 million ($.06 per share).

Our Consolidated Results of Operations include reductions of finance charge revenues and bad debt expense, which reduce earnings by $33 million in 1997, $25 million in 1996 and $10 million in 1995. These amounts represent payments to holders of our sold securitized receivables, and are included in our pre-tax earnings reconciliation on page 25 as interest equivalent, below pre-tax segment profit. While outstanding, our current $800 million of sold securitized receivables will result in approximately $12 million of interest equivalent per quarter.

In third quarter 1998, our 1995 securitization will mature and result in a pre-tax charge, based on our current assessments, of $30 to $35 million. This charge would be offset by the gain related to a new sale of securitized receivables, if market conditions support a transaction at that time.

YEAR 2000/INFORMATION SYSTEMS

We have invested heavily in information services (IS) in the past two years. We consolidated our IS operations in 1996 and have begun to develop and implement common systems across all three divisions to better leverage our resources. As a result of our common systems initiatives, the growth in our IS expense has substantially outpaced our revenue growth.

We have assessed key operational, information and financial systems as a part of a comprehensive plan of action to address the risk of the year 2000 date conversion. We have developed plans and implemented procedures to effect required modifications to our existing systems and equipment, and we are working closely with our hardware and software vendors to ensure existing and newly installed systems are year 2000 ready. We are also working with our business partners to mitigate the risk to us if they are not ready for the year 2000.

Year 2000 related costs are expensed as incurred. As of January 31, 1998, expense related to year 2000 conversion was immaterial. Year 2000 costs would have been significantly higher if not for our recent, substantial common systems development. We estimate expenditures necessary to complete the year 2000 readiness program will be approximately $40 million over the next two years, with most of the spending occurring in 1998.

We believe we are positioned to achieve year 2000 readiness on a timely basis. Although we do not anticipate incurring material costs beyond our estimate above, the scope of this issue is difficult to predict with certainty and there can be no assurance that we, or our business partners, will successfully complete every phase of year 2000 conversion on a timely basis, or that material additional expenses will not be incurred.

In first quarter 1998, we will adopt Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The initial impact of the adoption will shift certain IS development spending from expense to capital, and increase 1998 pre-tax earnings by approximately $60 million ($.08 per share), net of first year depreciation. The annual benefit is expected to diminish significantly over the next few years.

Net IS expense growth in 1998 is expected to be similar to our revenue growth, due to the combination of ongoing systems development and implementation, year 2000 related costs and the effects of software capitalization.

FOURTH QUARTER RESULTS

Due to the seasonal nature of the retail industry, fourth quarter operating results typically represent a substantially larger share of the total year revenues and earnings due to the inclusion of the holiday shopping season.

Fourth quarter 1997 net earnings were $356 million, compared with $214 million in 1996. Earnings per share after extraordinary charges were $.76 for the quarter, compared with $.45 in 1996. Fourth quarter 1996 results were unfavorably affected by the real estate repositioning charge previously discussed.

- TARGET'S pre-tax profit increased 12 percent over fourth quarter 1996, reflecting a 14 percent total revenue increase and an improved operating expense rate, partially offset by a lower gross margin rate due to higher markdowns. Comparable-store revenues increased 6 percent.

- MERVYN'S pre-tax profit decreased 2 percent in the quarter, although profit increased slightly when 1996 profits from stores closed in 1997 are excluded. Total revenues for the quarter declined 2 percent while comparable-store revenues increased 6 percent. The gross margin rate was somewhat below 1996 due to higher markdowns. The operating expense rate improved primarily due to lower occupancy costs and improved store productivity.

- DSD'S fourth quarter pre-tax profit increased 81 percent over 1996. Total revenue growth was essentially unchanged while comparable-store revenues grew 2 percent. The gross margin rate improved slightly and the operating expense rate decreased significantly due to improved store productivity and other expense reduction initiatives.

ANALYSIS OF FINANCIAL CONDITION

Our financial condition remains strong. Cash flow from operations was $1,795 million, driven by earnings growth, strong inventory control and accounts payable leveraging. Internally generated funds continue to be the most important component of our capital resources and, along with our ability to access a variety of financial markets, provide funding for our expansion plans. We continue to fund the growth in our business through a combination of retained earnings, debt and sold securitized receivables.

During 1997, average total receivables increased 13 percent, or $248 million, principally due to growth of the Target Guest Card. In 1997, the number of Target Guest Card holders grew significantly to over nine million accounts at year end compared with five million in 1996. Retained securitized receivables decreased during the third quarter, as a result of the $400 million sale of securitized receivables. In 1998, we expect continued growth of the Target Guest Card which will benefit sales growth and credit profitability.

Inventory levels increased $220 million in 1997. The majority of this growth was funded by the $199 million increase in accounts payable over the same period.

Capital expenditures were $1,354 million in 1997, compared with $1,301 million in 1996. Investment in Target accounted for 85 percent of 1997 capital expenditures, with 6 percent at Mervyn's and 9 percent at DSD. Net property and equipment increased $658 million, reflecting capital invested offset by depreciation. During 1997, Target opened 60 net stores, Mervyn's closed 31 net stores and DSD opened two stores and closed two stores. Approximately 64 percent of total expenditures was for new stores. Other capital investments were for distribution, information systems and other infrastructure to support store growth. Over the past five years, Target's retail square footage has grown at a compound annual rate of approximately 10 percent. We expect to continue to expand in the range of 8 to 10 percent annually for the foreseeable future. Capital expenditures in 1998 are expected to approximate $1.6 billion for the construction of new stores, remodeling of existing stores and other capital support. The majority of new store capital continues to be invested in Target. In the upcoming year, Target plans to open approximately 60 net new stores in new and existing markets. Expansion plans for Target in 1998 include new stores in the greater New York City and Philadelphia markets. We will also open stores in New Jersey, Virginia, Maryland and other states. Our plans include major remodels of approximately ten Mervyn's stores and new fixtures at the remaining stores to create additional vendor shops. Mervyn's and DSD do not plan to open any new stores in 1998.

Our financing strategy is to ensure liquidity and access to capital markets, to manage the amount of floating-rate debt and to maintain a balanced spectrum of debt maturities. Within these parameters, we seek to minimize our cost of borrowing. The average rate on our financings, including interest equivalent on sold securitized receivables, decreased to 8.1 percent in 1997 from 8.3 percent in 1996. This rate is expected to decline further in 1998.

A key to the Corporation's liquidity and capital markets access is maintaining strong investment-grade debt ratings. Our ratings are sufficient to support commercial paper levels well in excess of our $305 million outstanding at year end. Further liquidity is provided by $1.6 billion of committed lines of credit obtained through a group of 29 banks. Going forward, we expect that continued profit increases and cash flow from operations will allow us to fund our planned capital expenditures while maintaining or improving our debt ratings.

-----------------------------------------------------------------------------
Credit Ratings
-----------------------------------------------------------------------------
                                                 Standard         Duff &
                                   Moody's       and Poor's       Phelps
-----------------------------------------------------------------------------
Long-term Debt                      Baa1            BBB+           A-
Commercial Paper                    P-2             A-2            D-1-
Sold Securitized Receivables        Aaa             AAA            N/A
-----------------------------------------------------------------------------

PERFORMANCE OBJECTIVES


SHAREHOLDER RETURN


Our primary objective is to maximize shareholder value over time through a combination of share price appreciation and dividend income while maintaining a prudent and flexible capital structure.

Our total return to shareholders approximated 94 percent in fiscal 1997 and has averaged 25 percent and 23 percent per year over the last five and ten years, respectively.

MEASURING VALUE CREATION

We measure value creation internally using a form of Economic Value Added (EVA), which we define as after-tax segment profit less a capital charge for all investment employed. The capital charge is an estimate of our after-tax cost of capital adjusted for the age of our stores, recognizing mature stores inherently have higher returns than newly opened stores. We estimate the after-tax cost of capital for our retail business is 10 percent, while our credit operations' after-tax cost of capital is estimated to be 6 percent as a result of its ability to support higher debt levels. We expect to generate returns in excess of these costs of capital, thereby producing EVA.

EVA is used to evaluate our performance and to guide capital investment decisions. A significant portion of executive incentive compensation is tied to the achievement of targeted levels of annual EVA improvement.

FINANCIAL OBJECTIVES

We believe managing our business with a focus on EVA helps achieve our objective of annual earnings per share growth of 15 percent or more over time. We plan to produce these results, while maintaining a year-end debt ratio for our retail operations within a range of 45 percent to 55 percent, which will allow efficient capital market access to fund our growth. We ended 1997 with a retail debt ratio of 45 percent.

In evaluating our debt level, we separate retail operations from credit operations due to their inherently different financial characteristics. We view the appropriate capitalization of our credit business to be 88 percent debt and 12 percent equity, similar to ratios of comparable credit card businesses.


-----------------------------------------------------------------------------
Debt Ratio*                                  1997     1996    1995
-----------------------------------------------------------------------------
Retail                                       45%      50%      53%
Credit                                       88%      88%      88%
Total Debt Ratio                             54%      57%      60%
-----------------------------------------------------------------------------

----------
*Includes the impact of off-balance sheet operating leases and sold securitized receivables as if they were debt.

GUEST CREDIT

We offer proprietary credit in each of our business segments. These credit programs strategically support our core retail operations and are an integral component of each business segment. The programs contribute to our earnings growth by driving sales at each of our business segments and through growth in credit contribution. As such, credit contribution shown below is reflected in each business segment's pre-tax profit on a receivables serviced basis (which includes both retained and sold securitized receivables). In contrast, our consolidated financial statements reflect only our retained securitized receivables.

In 1997, pre-tax contribution from credit increased 29 percent over the prior year, compared to the growth in average receivables serviced of 13 percent. The improved credit performance reflects continued growth of the Target Guest Card, along with strong revenue increases associated with changes in credit terms and expansion of our guest loyalty programs at all three divisions. The revenue favorability was partially offset by an increase in bad debt expense.

In 1998, we plan to continue to grow guest credit's contribution and EVA by acquiring new accounts, refining guest loyalty programs, controlling bad debt expense and leveraging operating expenses.

-----------------------------------------------------------------------------
 Credit Contribution
 (Millions of Dollars)                      1997     1996     1995
-----------------------------------------------------------------------------
Revenues:
Finance charge and late fee revenues       $  501   $  403   $  313
Merchant and deferred billing fees             86       72       75
-----------------------------------------------------------------------------
Total revenues                                587      475      388
-----------------------------------------------------------------------------
Expenses:
Bad debt                                      190      149      104
Other                                         125      116      105
-----------------------------------------------------------------------------
Total expenses                                315      265      209
-----------------------------------------------------------------------------
Pre-tax Contribution                       $  272   $  210   $  179
-----------------------------------------------------------------------------
Average receivables serviced:
Target                                     $  644   $  453   $  313
Mervyn's                                      812      799      791
DSD                                           707      663      615
-----------------------------------------------------------------------------
Total average receivables serviced         $2,163   $1,915   $1,719
Total year-end receivables serviced        $2,424   $2,184   $1,919
-----------------------------------------------------------------------------


Merchant fees are the fees charged to our retail operations on a basis similar to fees charged by third-party credit cards. Deferred billing fees are charged for carrying non-revenue-earning revolving balances. Both the merchant and deferred billing fees are intercompany transfer prices that are eliminated in consolidation. Other expenses are those associated with the acquisition, retention and servicing of accounts.

The year-end allowance for doubtful accounts was $168 million, 6.9 percent of year-end receivables serviced, an increase of 1.5 percentage points from the prior year.

PRE-TAX SEGMENT PROFIT AND EBITDA

Pre-tax segment profit is first-in first-out (FIFO) earnings before securitization effects, interest, corporate and other expense, and unusual items. EBITDA is pre-tax segment profit before depreciation and amortization. Management uses pre-tax segment profit and EBITDA, among other standards, to measure divisional operating performance. EBITDA supplements, and is not intended to represent a measure of performance in accordance with, disclosures required by generally accepted accounting principles. It is included as a tool for analyzing our results.

-----------------------------------------------------------------------------
PRE-TAX SEGMENT PROFIT AS A PERCENT OF REVENUES
-----------------------------------------------------------------------------
                                     Target          Mervyn's         DSD
-----------------------------------------------------------------------------
1997                                  6.3%             6.6%           7.6%
1996                                  5.9              6.2            4.8
1995*                                 4.6              2.6            6.0
-----------------------------------------------------------------------------
EBITDA as a Percent of Revenues
-----------------------------------------------------------------------------
1997                                  8.5%             9.6%          11.6%
1996                                  8.0              9.7            8.6
1995*                                 6.6              5.9            9.6
-----------------------------------------------------------------------------


----------
*Consisted of 53 weeks

Forward-Looking Statements

The preceding Management's Discussion and Analysis contains forward- looking statements regarding the Company's performance, liquidity and the adequacy of its capital resources. Those statements are based on management's current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The Company cautions that the forward-looking statements are qualified by the risks of increased competition, shifting consumer demand, changing consumer credit markets and general economic conditions, hiring and retaining effective team members, sourcing merchandise from domestic and international vendors, preparing for the impact of year 2000, and other risks and uncertainties. As a result, while management believes that there is a reasonable basis for the forward-looking statements, undue reliance should not be placed on those statements. Readers are encouraged to review Exhibit 99.2 attached to the Company's Form 10-K Report for the year ended January 31, 1998 which contains additional important factors that may cause actual results to differ materially from those predicted in the forward-looking statements.

Notes to Consolidated Financial Statements


 Business Segment Comparisons
 (Millions of Dollars)                                      1997       1996       1995*        1994        1993        1992
-------------------------------------------------------------------------------------------------------------------------------
Revenues
Target                                                    $20,368     $17,853     $15,807     $13,600     $11,743     $10,393
Mervyn's                                                    4,227       4,369       4,516       4,561       4,436       4,510
Department Store Division                                   3,162       3,149       3,193       3,150       3,054       3,024
Total revenues                                            $27,757     $25,371     $23,516     $21,311     $19,233     $17,927
Pre-tax segment profit
-------------------------------------------------------------------------------------------------------------------------------
Target                                                    $  1,287    $  1,048    $   721     $   732     $   600     $   576
Mervyn's                                                       280         272        117         198         172         280
Department Store Division                                      240         151        192         259         246         239
-------------------------------------------------------------------------------------------------------------------------------
Total pre-tax segment profit                              $  1,807    $  1,471    $ 1,030     $ 1,189     $ 1,018     $ 1,095
-------------------------------------------------------------------------------------------------------------------------------
LIFO provision (expense)/credit                                (6)         (9)       (17)          19          91         (9)
Real estate repositioning charge                               --        (134)        --           --          --         --
Securitization adjustments:
Interest equivalent                                           (33)        (25)       (10)          --          --         --
SFAS 125 gain                                                  45          --         --           --          --         --
Interest expense, net                                        (416)       (442)      (442)        (426)       (446)      (437)
Corporate and other                                           (71)        (78)       (60)         (68)        (56)       (38)
-------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and extraordinary charges    $  1,326    $    783    $   501     $    714    $    607    $   611
-------------------------------------------------------------------------------------------------------------------------------
Assets
Target                                                    $  9,487    $  8,257    $ 7,330     $  6,247    $  5,495    $  4,913
Mervyn's                                                     2,281       2,658      2,776        2,917       2,750       3,042
Department Store Division                                    2,188       2,296      2,309        2,392       2,240       2,292
Corporate and other                                            235         178        155          141         293          90
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                              $ 14,191    $ 13,389    $12,570     $ 11,697    $ 10,778    $ 10,337
-------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization
Target                                                    $    437    $    377    $   328     $    294    $    264    $    236
Mervyn's                                                       126         151        150          145         146         135
Department Store Division                                      128         119        113          108         104         104
Corporate and other                                              2           3          3            1           1           1
-------------------------------------------------------------------------------------------------------------------------------
Total depreciation and amortization                       $    693    $    650    $   594     $    548    $    515    $    476
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditures
Target                                                    $  1,155    $  1,048    $ 1,067     $    842    $    716    $    571
Mervyn's                                                        72          79        273          146         180         294
Department Store Division                                      124         173        161           96          80          72
Corporate and other                                              3           1         21           11           2           1
-------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                $  1,354    $  1,301    $ 1,522     $  1,095    $    978    $    938
-------------------------------------------------------------------------------------------------------------------------------
Segment EBITDA
Target                                                    $  1,724    $  1,425    $ 1,049     $  1,026    $    864    $    812
Mervyn's                                                       406         423        267          343         318         415
Department Store Division                                      368         270        305          367         350         343
-------------------------------------------------------------------------------------------------------------------------------
Total Segment EBITDA                                      $  2,498    $  2,118    $ 1,621     $  1,736    $  1,532    $  1,570
-------------------------------------------------------------------------------------------------------------------------------

----------
*Consisted of 53 Weeks

Each operating division's assets and operating results include the retained securitized receivables held by Dayton Hudson Receivables Corporation and Retailers National Bank in 1993-1997, as well as related income and expenses.



                       CONSOLIDATED RESULTS OF OPERATIONS

(Millions of Dollars, Except Per Share Data)                     1997        1996        1995
-----------------------------------------------------------------------------------------------
Revenues                                                       $ 27,757    $ 25,371    $ 23,516
Costs and Expenses
Cost of retail sales, buying and occupancy                       20,320      18,628      17,527
Selling, publicity and administrative                             4,532       4,289       4,043
Depreciation and amortization                                       693         650         594
Interest expense, net                                               416         442         442
Taxes other than income taxes                                       470         445         409
Real estate repositioning charge                                   --           134        --
-----------------------------------------------------------------------------------------------
Total Costs and Expenses                                         26,431      24,588      23,015
-----------------------------------------------------------------------------------------------
Earnings Before Income Taxes and Extraordinary Charges            1,326         783         501
Provision for Income Taxes                                          524         309         190
-----------------------------------------------------------------------------------------------
Net Earnings Before Extraordinary Charges                      $    802    $    474    $    311
Extraordinary Charges from Purchase and Redemption of Debt,
Net of Tax                                                           51          11        --
-----------------------------------------------------------------------------------------------
Net Earnings                                                   $    751    $    463    $    311
-----------------------------------------------------------------------------------------------
Basic Earnings Per Share
Earnings Before Extraordinary Charges                          $   1.80    $   1.05    $    .67
Extraordinary Charges                                              (.12)       (.03)       --
-----------------------------------------------------------------------------------------------
Basic Earnings Per Share                                       $   1.68    $   1.02    $    .67
-----------------------------------------------------------------------------------------------
Diluted Earnings Per Share
Earnings Before Extraordinary Charge                           $   1.70    $   1.00    $    .65
Extraordinary Charges                                              (.11)       (.03)       --
-----------------------------------------------------------------------------------------------
Diluted Earnings Per Share                                     $   1.59    $    .97    $    .65
-----------------------------------------------------------------------------------------------
Average Common Shares Outstanding (Millions)
Basic                                                             436.1       433.3       431.0
Diluted                                                           463.7       460.9       458.3
-----------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements throughout pages 25--36


Summary of Accounting Policies

Organization Dayton Hudson Corporation is a general merchandise retailer. Our operating divisions consist of Target, Mervyn's and the Department Store Division (DSD). Target, an upscale discount chain located in 39 states, contributed 74 percent of our 1997 revenues. Mervyn's, a middle-market promotional department store located in 14 states in the West, South and Midwest, contributed 15 percent of revenues. DSD, a traditional department store located in nine states in the upper Midwest, contributed 11 percent of revenues.

Consolidation The financial statements include the balances of the Corporation and its subsidiaries after elimination of material intercompany balances and transactions. All material subsidiaries are wholly owned.

Use of Estimates The preparation of our financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates.

Fiscal Year The Corporation's fiscal year ends on the Saturday nearest January
31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

---------------------------------------------------------------------------
Fiscal Year                    Ended                         Weeks
---------------------------------------------------------------------------
1997                       January 31, 1998                   52
1996                       February 1, 1997                   52
1995                       February 3, 1996                   53
---------------------------------------------------------------------------

Revenues

Finance charge and late fee revenues on internal credit sales were $459 million on sales of $4.2 billion in 1997, $346 million on sales of $3.8 billion in 1996 and $292 million on sales of $3.8 billion in 1995. Leased department sales were $165 million, $162 million and $153 million in 1997, 1996 and 1995, respectively.

EARNINGS PER SHARE

In 1997, Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" (EPS) was issued; all EPS amounts herein have been restated to reflect its adoption. Basic EPS (which replaces Primary) is net earnings, less dividend requirements on the Employee Stock Ownership Plan (ESOP) preferred shares, divided by the average number of common shares outstanding during the period.

Diluted EPS (which replaces Fully Diluted) assumes conversion of the ESOP preferred shares into common shares and net earnings are adjusted for expense required to fund the ESOP debt service, which results from the assumed replacement of the ESOP preferred dividends with common stock dividends. References to earnings per share herein relate to Diluted EPS.

On April 30, 1998, we will distribute to shareholders of record as of April 10, 1998, one additional share of common stock for each share owned, resulting in a two-for-one common share split. All earnings per share, dividends per share and common shares outstanding reflect this share split and the three-for-one share split in 1996.


                                                 Basic EPS                Diluted EPS
-----------------------------------------------------------------------------------------------------
(Millions, Except Per Share Data)               1997      1996     1995      1997     1996      1995
-----------------------------------------------------------------------------------------------------
Net earnings*                                 $    802   $   474   $   311  $   802  $   474   $   311
Less: ESOP net
  earnings adjustment                             (20)      (20)      (20)     (13)     (14)       (14)
-----------------------------------------------------------------------------------------------------
Adjusted net earnings*                        $    782   $   454   $   291  $   789  $   460   $   297
-----------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding       436.1     433.3     431.0    436.1    433.3     431.0
Performance Shares                                --         --        --       1.3      1.7       1.9
Stock Options                                     --         --        --       3.9      2.4        .8
Assumed conversion of ESOP preferred shares       --         --        --      22.4     23.5      24.6
-----------------------------------------------------------------------------------------------------
Total common equivalent shares outstanding       436.1     433.3     431.0    463.7    460.9     458.3
-----------------------------------------------------------------------------------------------------
Earnings Per Share*                           $   1.80 $    1.05   $   .67  $  1.70  $  1.00   $   .65
-----------------------------------------------------------------------------------------------------

----------
*Before extraordinary charges


ADVERTISING COSTS

Advertising costs, included in selling, publicity and administrative expenses, are expensed as incurred and were $679 million, $634 million and $670 million for 1997, 1996 and 1995, respectively.

REAL ESTATE REPOSITIONING CHARGE

In 1996, we recorded a pre-tax charge of $134 million ($.18 per share) for real estate repositioning at Mervyn's and DSD to strengthen competitive positions and achieve improved long-term results. The charge included $114 million for Mervyn's to sell or close its 25 stores in Florida and Georgia and approximately ten other under-performing stores throughout the chain. Also included was a net charge of $20 million for DSD's disposition of its Texas stores and the closure of two other stores.

To date, Mervyn's has exited the Florida and Georgia markets and closed seven other under-performing stores, while DSD sold three Texas stores and closed two other stores. Exit costs incurred during 1997 (approximately $17 million) were charged against the reserve; the reserve remaining at year end 1997 was $25 million.

IMPACT OF YEAR 2000

Year 2000 related costs are expensed as incurred. In 1997, 1996 and 1995, year 2000 related expenses were immaterial.

INCOME TAXES

Reconciliation of tax rates is as follows:
-----------------------------------------------------------------------------
Percent of Earnings Before
Income Taxes                                        1997     1996    1995
-----------------------------------------------------------------------------
Federal statutory rate                             35.0%    35.0%    35.0%
State income taxes, net of federal tax benefit      4.5      4.6      4.9
Dividends on preferred stock                        (.5)     (.8)    (1.1)
Work opportunity tax credit                         (.1)      --      (.5)
Other                                                .6       .7      (.3)
-----------------------------------------------------------------------------
Effective tax rate                                 39.5%    39.5%     38.0%
-----------------------------------------------------------------------------

The components of the provision for income taxes were:

-----------------------------------------------------------------------------
 Income Tax Provision: Expense/(Benefit)
 (Millions of Dollars)                              1997     1996     1995
-----------------------------------------------------------------------------
Current:
Federal                                             $ 488    $ 344    $ 158
State                                                  99       72       38
-----------------------------------------------------------------------------
                                                      587      416      196
-----------------------------------------------------------------------------
Deferred:
Federal                                              (55)     (89)      (5)
State                                                 (8)     (18)      (1)
-----------------------------------------------------------------------------
                                                     (63)    (107)      (6)
-----------------------------------------------------------------------------
Total                                               $ 524    $ 309    $ 190
-----------------------------------------------------------------------------

The components of the net deferred tax asset/(liability) were:

-----------------------------------------------------------------------------
Net Deferred Tax Asset/(Liability)            January 31,       February 1,
(Millions of Dollars)                          1998               1997
-----------------------------------------------------------------------------
Gross deferred tax assets:
Self-insured benefits                          $ 117             $ 109
Deferred compensation                            103                85
Postretirement health care obligation             42                44
Valuation allowance                               52                49
Inventory                                         46                --
Other                                            115               108
-----------------------------------------------------------------------------
                                                 475               395
-----------------------------------------------------------------------------
Gross deferred tax liabilities:
Property and equipment                         (306)              (288)
Inventory                                       --                 (15)
Other                                           (49)               (35)
-----------------------------------------------------------------------------
                                               (355)              (338)
-----------------------------------------------------------------------------
Total                                         $ 120              $  57
-----------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
-----------------------------------------------------------------------------
                                             January 31,       February 1,
(Millions of Dollars)                          1998               1997
-----------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                   $    211         $     201
Retained securitized receivables               1,555             1,720
Merchandise inventories                        3,251             3,031
Other                                            544               488
-----------------------------------------------------------------------------
Total Current Assets                           5,561             5,440
 Property and Equipment
Land                                           1,712             1,557
Buildings and improvements                     6,497             5,943
Fixtures and equipment                         2,915             2,652
Construction-in-progress                         389               317
Accumulated depreciation                      (3,388)          (3,002)
-----------------------------------------------------------------------------
Property and Equipment, net                    8,125             7,467
Other                                            505               482
-----------------------------------------------------------------------------
Total Assets                                $ 14,191         $  13,389
-----------------------------------------------------------------------------
 Liabilities and Shareholders' Investment
 Current Liabilities
Accounts payable                            $  2,727         $   2,528
Accrued liabilities                            1,346             1,168
Income taxes payable                             210               182
Current portion of long-term debt and
  notes payable                                  273               233
-----------------------------------------------------------------------------
Total Current Liabilities                      4,556             4,111
Long-Term Debt                                 4,425             4,808
Deferred Income Taxes and Other                  720               630
Convertible Preferred Stock, Net                  30                50
Shareholders' Investment
Convertible preferred stock                      280               271
Common stock                                      73                72
Additional paid-in-capital                       196               146
Retained earnings                              3,930             3,348
Loan to ESOP                                    (19)              (47)
-----------------------------------------------------------------------------
Total Shareholders' Investment                 4,460             3,790
-----------------------------------------------------------------------------
Total Liabilities and Shareholders'
  Investment                                $ 14,191         $  13,389
-----------------------------------------------------------------------------

See Notes to Consolidated Financial Statements throughout pages 25--36

Notes to Consolidated Financial Statements
Cash Equivalents

Cash equivalents represent short-term investments with a maturity of three months or less from the time of purchase.

RETAINED SECURITIZED RECEIVABLES

Through its special purpose subsidiary, Dayton Hudson Receivables Corporation
(DHRC), the Company transfers, on an on-going basis, substantially all of its receivables to a trust in return for certificates representing undivided interests in the trust's assets. DHRC owns the undivided interest in the trust's assets, other than the sold securitized receivables and the 5 percent of trust assets held by Retailers National Bank (RNB), a wholly owned subsidiary of the Corporation that also services the receivables. The undivided interests held by DHRC and RNB, as well as related income and expenses, are reflected in each operating division's assets and operating results based on the origin of the credit sale giving rise to the receivable.

In third quarter 1997, DHRC sold to the public $400 million of securitized receivables. This issue of asset-backed securities has an expected maturity of five years and a stated rate of 6.25 percent. Proceeds from the sale were used for general corporate purposes, including funding the growth of receivables. As required by SFAS No. 125, the transaction resulted in a pre-tax gain of $32 million. Total year results also include an additional $13 million pre-tax gain attributable to the application of SFAS No. 125 to our 1995 securitization. Combined, these gains total $45 million ($.06 per share). The net impact from these sales is a reduction of revenues and bad debt expense. As of year end, $800 million of securitized receivables have been sold to investors and DHRC has borrowed $100 million of debt secured by receivables.

The fair value of the retained securitized receivables, classified as available for sale, was $1,555 million and $1,720 million at year end 1997 and 1996, respectively. The fair value of the retained securitized receivables was lower than the aggregate receivables value by $126 million and $119 million at year end 1997 and 1996, respectively, due to our estimates of ultimate collectibility. Write-downs have been included in selling, publicity and administrative expenses in our consolidated results of operations.

INVENTORIES

Inventories and the related cost of sales are accounted for by the retail inventory accounting method using the last-in, first-out (LIFO) basis and are stated at the lower of LIFO cost or market. The cumulative LIFO provision was $92 million and $86 million at January 31, 1998 and February 1, 1997, respectively.


PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives. Buildings and improvements are depreciated over eight to 55 years. Furniture and fixtures are depreciated over three to eight years. Accelerated depreciation methods are generally used for income tax purposes.

In first quarter 1996, the Corporation adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." The impairment loss recorded upon adoption, as well as any further impairment losses recorded, were not material to our financial statements.

INTERNAL USE SOFTWARE

We will adopt Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" in first quarter 1998. We expect the impact of this adoption to result in expense savings, and somewhat higher capital spending, at all three divisions. As a result, we estimate 1998 pre-tax earnings will increase by approximately $60 million ($.08 per share), net of first year depreciation.

ACCOUNTS PAYABLE

Outstanding drafts included in accounts payable were $452 million and $414 million at year-end 1997 and 1996, respectively.

COMMITMENTS AND CONTINGENCIES

Commitments for the purchase, construction, lease or remodeling of real estate, facilities and equipment were approximately $397 million at January 31, 1998. We are exposed to claims and litigation arising out of the ordinary course of business. Management, after consulting with legal counsel, believes the currently identified claims and litigation will not have a material adverse effect on our results of operations or our financial condition taken as a whole.

We have historically deducted for income tax purposes the inventory shortage expense accrued for book purposes, in a manner consistent with industry practice. With respect to our 1983 tax return, the IRS challenged the practice of deducting accrued shortage not verified with a year-end physical inventory. In June 1997, the United States Tax Court returned a judgment on this issue in favor of the IRS. We continue to strongly believe that our accrual practice is correct and have appealed this decision to the United States Court of Appeals for the Eighth Circuit. In order to stop further interest accrual, we paid the tax and interest assessed by the IRS in second quarter 1997, without impact to our results of operations. Our appeal was heard during the first quarter of 1998, and we expect the Court to issue its decision within the next year.

                     Consolidated Statements of Cash Flows


 (Millions of Dollars)                                          1997       1996      1995
-------------------------------------------------------------------------------------------
Operating Activities
Net earnings before extraordinary charges                    $   802    $   474    $   311
Reconciliation to cash flow:
 Depreciation and amortization                                   693        650        594
 Deferred tax provision                                          (63)      (107)        (6)
 Other noncash items affecting earnings                           43         11         52
 Changes in operating accounts providing/(requiring) cash:
 Retained securitized receivables                               (235)      (210)      (100)
 Sold securitized receivables                                    400       --          400
 Merchandise inventories                                        (220)       (13)      (241)
 Accounts payable                                                199        281        286
 Accrued liabilities                                             182        275        (88)
 Income taxes payable                                             62         55        (38)
Other                                                            (68)        42         (9)
-------------------------------------------------------------------------------------------
Cash Flow Provided by Operations                               1,795      1,458      1,161
-------------------------------------------------------------------------------------------
Investing Activities
Expenditures for property and equipment                       (1,354)    (1,301)    (1,522)
Proceeds from disposals of property and equipment                123        103         17
-------------------------------------------------------------------------------------------
Cash Flow Required for Investing Activities                   (1,231)    (1,198)    (1,505)
-------------------------------------------------------------------------------------------
Net Financing Sources/(Requirements)                             564        260       (344)
-------------------------------------------------------------------------------------------
Financing Activities
(Decrease)/increase in notes payable, net                       (127)      (416)       501
Additions to long-term debt                                      375        700        150
Reductions of long-term debt                                    (690)      (414)      (210)
Principal payments received on loan to ESOP                       22         40         57
Dividends paid                                                  (165)      (155)      (148)
Other                                                             31         11         22
-------------------------------------------------------------------------------------------
Cash Flow (Used for)/Provided by Financing Activities           (554)      (234)       372
-------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                         10         26         28
Cash and Cash Equivalents at Beginning of Year                   201        175        147
-------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                      $  211     $  201     $  175
-------------------------------------------------------------------------------------------

Amounts presented herein are on a cash basis and therefore may differ from those shown in other sections of this Annual Report. Cash paid for income taxes was $454 million, $352 million and $229 million during 1997, 1996 and 1995, respectively. Cash paid for interest (including interest capitalized) was $485 million, $434 million and $451 million during 1997, 1996 and 1995, respectively.

See Notes to Consolidated Financial Statements throughout pages 25--36.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LEASES

Assets held under capital leases are included in property and equipment and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized and lease rentals are expensed. Rent expense on buildings, classified in buying and occupancy, includes percentage rents that are based on a percentage of retail sales over stated levels. Total rent expense was $143 million, $146 million and $144 million in 1997, 1996 and 1995, respectively. Most of the long-term leases include options to renew, with terms varying from five to 30 years. Certain leases also include options to purchase the property.

Future minimum lease payments required under noncancelable lease agreements existing at January 31, 1998 were:

--------------------------------------------------------------------------
Future Minimum Lease Payments                 Operating         Capital
(Millions of Dollars)                          Leases            Leases
--------------------------------------------------------------------------
1998                                          $   111          $    21
1999                                              105               21
2000                                               82               21
2001                                               75               20
2002                                               70               20
After 2002                                        617              138
Total future minimum lease payments           $ 1,060              241
Less: Interest*                                 (405)             (103)
Present value of minimum lease payments       $   655          $  138**
--------------------------------------------------------------------------


----------
 *Calculated using the interest rate at inception for each lease (the weighted average interest rate was 9.1 percent.)

**Includes current portion of $8 million.

LINES OF CREDIT

At January 31, 1998, two committed credit agreements totaling $1.6 billion were in place through a group of 29 banks at specified rates. There were no balances outstanding at any time during the year under these agreements.

LONG-TERM DEBT AND NOTES PAYABLE

At January 31, 1998, $405 million of notes payable were outstanding, $305 million of which were classified as long-term debt as they were supported by our $800 million committed credit agreement that expires in the year 2002. The remaining $100 million is financing provided by the Dayton Hudson Credit Card Master Trust Series 1996-1 Class A variable funding certificate. This certificate is debt of DHRC and is classified in the current portion of long-term debt and notes payable in our Consolidated Statements of Financial Position. The average amount of notes payable outstanding during 1997 was $828 million at a weighted-average interest rate of 5.8 percent.

In 1997, we issued the following long-term debt: $100 million at 5.9 percent, maturing in 2037, puttable annually by investors beginning in 1999; $75 million at 5.9 percent, maturing in 2027, puttable annually by investors beginning in 1999; and $200 million at 6.8 percent, maturing in 2028. The proceeds from these issuances were used for general corporate purposes.


Also during 1997, we repurchased $503 million of long-term debt with an average remaining life of approximately 18 years and a weighted average interest rate of
9.4 percent.

At year end the debt portfolio was as follows:

-------------------------------------------------------------------------------
Long-term Debt
and Notes Payable                  January 31, 1998       February 1, 1997
(Millions of Dollars)             Rate*    Balance        Rate*     Balance
-------------------------------------------------------------------------------
Notes payable                     5.7%    $  405          5.6%     $   532
Notes and debentures:
Due 1997--2001                    8.7      1,052          8.8        1,198
Due 2002--2006                    7.6      1,063          7.7        1,087
Due 2007--2011                    9.4        478          9.4          649
Due 2012--2016                    9.4         48          9.4          141
Due 2017--2021                    9.5        485          9.5          608
Due 2022--2026                    8.3        654          8.3          700
Due 2027--2037                    6.3        375          --            --
-------------------------------------------------------------------------------
Total notes payable, notes
  and debentures**                         4,560                     4,915
Capital lease obligations                    138                       126
Less: current portion                      (273)                      (233)
-------------------------------------------------------------------------------
Long-term debt and notes
 payable                                 $ 4,425                   $ 4,808
-------------------------------------------------------------------------------

----------
 *Reflects the weighted-average stated interest rate as of year end.

**The estimated fair value of total notes payable, notes and debentures, using a discounted cash flow analysis based on our incremental interest rates for similar types of financial instruments, was $5,025 million at January 31, 1998 and $5,246 at February 1, 1997.

Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are $265 million in 1998, $147 million in 1999, $388 million in 2000, $352 million in 2001 and $497 million in 2002.

DERIVATIVES

From time to time we use interest rate swaps to hedge our exposure to interest rate risk. The fair value of the swaps is not reflected in the financial statements and any gain or loss recognized upon termination is amortized over the life of the related debt obligation. The fair value of existing swaps is immaterial.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                                          Convertible          Additional
                                                           Preferred   Common   Paid-in   Retained    Loan to
(Millions of Dollars, Except Share Data)                     Stock     Stock    Capital   Earnings     ESOP       Total
------------------------------------------------------------------------------------------------------------------------

January 28, 1995                                           $   277    $    72   $    89   $ 2,882    $  (127)   $ 3,193
Consolidated net earnings                                       --         --        --       311         --        311
Dividends declared                                              --         --        --      (149)        --       (149)
Tax benefit on unallocated preferred stock dividends and
options                                                         --         --         5        --         --          5
Conversion of preferred stock and other                        (20)        --        11        --         --         (9)
Net reduction in loan to ESOP                                   --         --        --        --         47         47
Stock option activity                                           --         --         5        --         --          5
------------------------------------------------------------------------------------------------------------------------
February 3, 1996                                               257         72       110     3,044        (80)     3,403
Consolidated net earnings                                       --         --        --       463         --        463
Dividends declared                                              --         --        --      (159)        --       (159)
Tax benefit on unallocated preferred stock dividends and
options                                                         --         --         7        --         --          7
Conversion of preferred stock and other                         14         --        16        --         --         30
Net reduction in loan to ESOP                                   --         --        --        --         33         33
Stock option activity                                           --         --        13        --         --         13
-----------------------------------------------------------------------------------------------------------------------
February 1, 1997                                               271         72       146     3,348        (47)     3,790
Consolidated net earnings                                       --         --        --       751         --        751
Dividends declared                                              --         --        --      (169)        --       (169)
Tax benefit on unallocated preferred stock dividends and
options                                                         --         --        17        --         --         17
Conversion of preferred stock and other                          9         --        18        --         --         27
Net reduction in loan to ESOP                                   --         --        --        --         28         28
Stock option activity                                           --          1        15        --         --         16
------------------------------------------------------------------------------------------------------------------------
January 31, 1998                                           $   280    $    73   $   196   $ 3,930    $   (19)   $ 4,460
------------------------------------------------------------------------------------------------------------------------

COMMON STOCK

Authorized 3,000,000,000 shares, $.1667 par value; 437,833,456 shares issued and outstanding at January 31, 1998; 434,410,452 shares issued and outstanding at February 1, 1997.

PREFERRED STOCK

Authorized 5,000,000 shares; Series B ESOP Convertible Preferred Stock $.01 par value, 362,004 shares issued and outstanding at January 31, 1998; 382,921 shares issued and outstanding at February 1, 1997. Each share converts into 60 shares of our common stock, has voting rights equal to the equivalent number of common shares and is entitled to cumulative annual dividends of $56.20. Under certain circumstances, the shares may be redeemed at the election of the Corporation or the ESOP.

JUNIOR PREFERRED STOCK RIGHTS

In September 1996, we declared a distribution of shares of preferred share purchase rights. Terms of the plan provide for a distribution of one preferred share purchase right for each outstanding share of the Corporation's common stock. Each right will entitle shareholders to buy one six-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $50, subject to adjustment. The rights will be exercisable only if a person or group acquires ownership of 20 percent or more of our common stock or announces a tender offer to acquire 30 percent or more of our common stock.

See Notes to Consolidated Financial Statements throughout pages 25--36.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTION PLAN

We have a stock option plan for key employees. Options include Incentive Stock Options, Non-Qualified Stock Options or a combination of the two. A majority of the options vest annually in equal amounts over a four-year period. These options are cumulatively exercisable and expire no later than ten years after the date of the grant. We also have a non-qualified stock option plan for non-employee members of our Board of Directors. Such options become exercisable after one year and have a ten-year term. The typical frequency of stock option grants is once each fiscal year. Due to a change in timing, two annual grant cycles fell into 1996.

A performance share and restricted share plan exists for key employees although no grants have been made since 1995. Performance shares are issued to the extent certain financial goals are met over the four-year period from the date of grant. Restricted shares are issued four years from the date of grant. Once issued, performance shares and restricted shares generally vest only upon retirement.

--------------------------------------------------------------------------------------------
Options, Performance Shares and
Restricted Shares Outstanding (Shares in Thousands)
--------------------------------------------------------------------------------------------
                                     OPTIONS
                     -----------------------------------------------
                      Total Outstanding       Currently Exercisable
                     --------------------     ----------------------
                                 Weighted                 Weighted
                     Number      Average       Number      Average     Perform-
                       of        Exercise        of       Exercise       ance     Restricted
                     Shares      Price         Shares      Price       Shares*     Shares*
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
January 28, 1995     7,956    $   10.47        5,026    $    9.44       1,488       261
Granted              2,985        11.75
Canceled              (208)       11.95
Exercised             (766)        6.98
---------------------------------------------------------------------------------------------
February 3, 1996     9,967    $   11.09        5,372    $   10.30       1,607       359
Granted              6,539        16.09
Canceled              (145)       12.19
Exercised           (1,751)        9.67
---------------------------------------------------------------------------------------------
February 1, 1997    14,610    $   13.48        4,782    $   10.88       1,264       311
Granted              2,653        33.63
Canceled              (346)       15.02
Exercised           (2,450)       10.27
---------------------------------------------------------------------------------------------
January 31, 1998    14,467    $   17.69        4,860    $   13.15         794       212
---------------------------------------------------------------------------------------------

 *Represents unissued shares


----------------------------------------------------------------
 Options Outstanding (Shares in Thousands)
----------------------------------------------------------------
Shares Outstanding at January 31, 1998   Range of Exercise Price
----------------------------------------------------------------
                                   593          $ 5.86 -- $10.00
                                 7,626          $10.00 -- $15.00
                                 6,248          $15.00 -- $34.60
----------------------------------------------------------------
Total                           14,467          $ 5.86 -- $34.60
----------------------------------------------------------------

As of January 31, 1998, outstanding options had a weighted-average remaining contractual life of 7.4 years. The number of unissued common shares reserved for future grants under the stock option plans were 7,143,228 at January 31, 1998, and 9,129,094 at February 1, 1997.

We apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," to account for our stock option and performance share plans. Because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the grant date, no compensation expense related to options is recognized. Performance share compensation expense is recognized based on the fair value of the shares at the end of each reporting period. If the Corporation had elected to recognize compensation cost based on the fair value of the options and performance shares at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings would have been the pro forma amounts shown below. Earnings per share calculated under SFAS No. 123 was unchanged from reported earnings per share.

--------------------------------------------------
Pro Forma Earnings            1997   1996   1995
--------------------------------------------------
Net Earnings -- as reported   $751   $463   $311
Net Earnings -- pro forma     $751   $462   $310
--------------------------------------------------

The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:


                                               1997      1996     1995
------------------------------------------------------------------------
Dividend yield                                 1.0%      1.7%      1.7%
Volatility                                      25%       25%       25%
Risk free interest rate                        5.4%      6.3%      6.3%
Expected life in years                         5.6       5.6       5.6
------------------------------------------------------------------------
Weighted Average Fair Value at Grant Date   $10.52    $ 5.65    $ 3.67
------------------------------------------------------------------------

PENSION PLANS

We have three defined benefit pension plans that cover all employees who meet certain age, length of service and hours worked per year requirements. Benefits are provided based upon years of service and the employee's compensation. Contributions to the pension plans are made periodically by the Corporation. Annual pension cost is calculated based on benefits that will ultimately be paid to eligible employees. The period over which unrecognized pension costs and credits are amortized, including prior service costs and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits.

------------------------------------------------------------------------
 Net Pension Expense
(Millions of Dollars)                             1997     1996     1995
------------------------------------------------------------------------
Service cost benefits earned during the period   $  27    $  26    $  21
Interest cost on projected benefit obligation       39       37       35
Return on assets                                  (118)     (78)     (87)
Net amortization and deferral                       71       36       47
------------------------------------------------------------------------
Total                                            $  19    $  21    $  16
------------------------------------------------------------------------

-----------------------------------------------------------------------------
Actuarial Assumptions (As of December 31)            1997     1996     1995
-----------------------------------------------------------------------------
Discount rate                                        7-1/4%   7-3/4%   7-1/2%
Expected long-term rate of return on plans' assets   9-1/4    9-3/4    9-3/4
Average assumed rate of compensation increase        4-1/4    4-3/4    4-1/2
-----------------------------------------------------------------------------

---------------------------------------------------------------
                                    December 31,   December 31,
Funded Status                               1997           1996
---------------------------------------------------------------
Actuarial present value of
 Vested benefit obligation                $ 500          $ 428
 Accumulated benefit obligation             531            455
 Projected benefit obligation               610            523
Fair market value of plans' assets*         718            587
---------------------------------------------------------------
Plans' assets in excess of projected
 benefit obligation                         108             64
Unrecognized prior service cost               3              2
Unrecognized net actuarial gain             (33)           (21)
---------------------------------------------------------------
Prepaid pension assets                    $  78          $  45
---------------------------------------------------------------

*The plans' assets consist primarily of equity and fixed-income securities.

EMPLOYEE STOCK OWNERSHIP PLAN

We sponsor a defined contribution employee benefit plan. Employees who meet certain eligibility requirements can participate by investing up to 20 percent of their compensation. We match 100 percent of each employee's contribution up to 5 percent of respective total compensation. Our contribution to the plan is invested in the ESOP. It is anticipated that all available ESOP preferred shares (401(k) preferred shares) will be allocated to participants during 1998. The company will provide new common shares to the ESOP to fund the employer match after that date.

In 1989, we loaned $379 million to the ESOP at a 9 percent interest rate. Proceeds from the loan were used by the ESOP to purchase 438,353 shares of 401(k) preferred shares. The original issue value of the 401(k) preferred shares of $864.60 per share is guaranteed by the Corporation. Each 401(k) preferred share is convertible into 60 shares of the Corporation's common stock after giving effect to the 1998 and 1996 common share splits.

Our contributions to the ESOP, plus dividends paid on all 401(k) preferred shares held by the ESOP, are used to repay the loan principal and interest. Our cash contributions to the ESOP were $3 million in 1997, $23 million in 1996 and $45 million in 1995. Dividends earned on 401(k) preferred shares held by the ESOP were $21 million in 1997, $22 million in 1996 and $23 million in 1995. The dividends on allocated 401(k) preferred shares are paid to participants' accounts in additional 401(k) preferred shares. Benefits expense, calculated based on the shares allocated method, was $17 million in 1997, $31 million in 1996 and $39 million in 1995.

Upon a participant's termination, we are required to exchange at fair value each 401(k) preferred share for 60 shares of common stock and cash, if any. At January 31, 1998, 339,646 shares of 401(k) preferred shares were allocated to participants with a fair market value of $764 million.

The 401(k) preferred shares and related loan to ESOP are classified as Shareholders' Investment to the extent the preferred shares are permanent equity. The remaining 401(k) preferred shares of $33 million, net of the related loan to ESOP of $3 million at January 31, 1998, represent our maximum cash obligation at year end, measured by the market value difference between the preferred shares and common shares, and is excluded from Shareholders' Investment.

POSTRETIREMENT HEALTH CARE BENEFITS

Retired employees become eligible for certain health care benefits if they meet minimum age and service requirements and agree to contribute a portion of the cost. The Corporation has the right to modify or terminate these benefits.


-------------------------------------------------------------------
Accumulated Postretirement
Benefit Obligation                       December 31,  December 31,
(Millions of Dollars)                            1997        1996
-------------------------------------------------------------------
Retirees                                        $  50       $  48
Fully eligible active plan participants            19          18
Other active plan participants                     12          10
Prior service cost                                 (3)         (4)
Unrecognized gain                                  23          31
-------------------------------------------------------------------
Accrued Health Care Cost                        $ 101       $ 103
-------------------------------------------------------------------


------------------------------------------------------------------------
Net Periodic Cost                                 1997     1996     1995
------------------------------------------------------------------------
Service cost benefits earned during the period   $   1    $   1    $   1
Interest cost on accumulated benefits                5        5        5
------------------------------------------------------------------------
Total                                            $   6    $   6    $   6
------------------------------------------------------------------------


An increase in the cost of covered health care benefits of 7 percent is assumed for 1998. The rate is assumed to decrease to 6 percent in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a 1 percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $5 million at January 31, 1998 and the net periodic cost by $.4 million for the year. The discount rate used in determining the accumulated postretirement benefit obligation was 7 1/4 percent for 1997, 7 3/4 percent for 1996 and 7 1/2 percent for 1995.

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

The table below summarizes results by quarter for 1997 and 1996:


(Millions of Dollars,
Except Per Share Data)                      First Quarter     Second Quarter   Third Quarter     Fourth Quarter       Total Year
-----------------------------------------------------------------------------------------------------------------------------------
                                           1997      1996     1997     1996    1997     1996     1997     1996      1997      1996
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                 $ 5,889  $ 5,380  $ 6,293  $ 5,751  $ 6,622  $ 6,073  $ 8,953  $ 8,167  $ 27,757  $ 25,371
Gross Profit (a)                         $ 1,636  $ 1,431  $ 1,707  $ 1,554  $ 1,807  $ 1,621  $ 2,287  $ 2,137  $  7,437  $  6,743
Net Earnings Before
   Extraordinary Charges (b)             $   126  $    42  $   141  $   101  $   179  $   116  $   356  $   215  $    802  $    474
Net Earnings (b)(c)                      $   105  $    41  $   130  $   101  $   160  $   107  $   356  $   214  $    751  $    463
Basic Earnings Per Share (b)(c)(d)(e)    $   .23  $   .08  $   .29  $   .22  $   .36  $   .24  $   .80  $   .48  $   1.68  $   1.02
Diluted Earnings Per Share (b)(c)(d)(e)  $   .22  $   .08  $   .27  $   .21  $   .34  $   .23  $   .76  $   .45  $   1.59  $    .97
-----------------------------------------------------------------------------------------------------------------------------------
Dividends Declared Per Share (e)         $   .08  $   .08  $   .08  $   .08  $   .08  $   .08  $   .09  $   .08  $    .33  $    .32
Common Stock Price (f)
    High                                 $ 23.00  $ 16.31  $ 32.31  $ 18.31  $ 32.75  $ 18.00  $ 36.84  $ 19.94  $  36.84  $  19.94
    Low                                  $ 18.94  $ 12.25  $ 23.19  $ 14.56  $ 26.19  $ 15.38  $ 30.78  $ 17.31  $  18.94  $  12.25
-----------------------------------------------------------------------------------------------------------------------------------

(a) Gross profit is revenues less cost of retail sales, buying and occupancy. The LIFO provision, included in gross profit, is analyzed each quarter for estimated changes in year-end inventory levels, markup rates and internally generated retail price indices. A final adjustment is recorded in the fourth quarter for the difference between the prior quarters' estimates and the actual total year LIFO provision.

(b) Third quarter 1997 net earnings include a $32 million pre-tax gain, $.04 per basic and diluted share, related to the 1997 securitization transaction. Total year net earnings include a $45 million pre-tax gain, $.06 per basic and diluted share, related to the 1997 and 1995 securitization transactions.

(c) In 1997, first, second and third quarter net earnings include extraordinary charges, net of tax, related to the purchase and redemption of debt of $21 million, $11 million and $19 million, respectively, or $.05, $.03 and $.04 per basic share and $.05, $.02 and $.04, per diluted share. In 1996, first, third, and fourth quarter net earnings include extraordinary charges, net of tax, related to the purchase and redemption of debt of $1 million, $9 million and $1 million, respectively, or $.00, $.02, and $.00 per basic and diluted share.

(d) Fourth quarter and total year 1996 net earnings before extraordinary charges, net earnings and earnings per share include a pre-tax real estate repositioning charge of $134 million, or $.19 per basic share and $.18 per diluted share.

(e) Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding and/or rounding caused by the 1998 two-for-one common share split and the 1996 three-for-one common share split.

(f) The Corporation's common stock is listed on the New York Stock Exchange and Pacific Stock Exchange. At March 20, 1998 there were 11,525 shareholders of record and the common stock price was $42.50 per share ($85.00 on a pre-split basis).

Report of Independent Auditors
Board of Directors and Shareholders
Dayton Hudson Corporation

We have audited the accompanying consolidated statements of financial position of Dayton Hudson Corporation and subsidiaries as of January 31, 1998 and February 1, 1997 and the related consolidated results of operations, cash flows and shareholders' investment for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dayton Hudson Corporation and subsidiaries at January 31, 1998 and February 1, 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
---------------------
Ernst & Young LLP
Minneapolis, Minnesota



March 3, 1998

--------------------------------------------------------------------------------

REPORT OF MANAGEMENT

Management is responsible for the consistency, integrity and presentation of the information in the Annual Report. The consolidated financial statements and other information presented in this Annual Report have been prepared in accordance with generally accepted accounting principles and include necessary judgments and estimates by management.

To fulfill our responsibility, we maintain comprehensive systems of internal control designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with established procedures. The concept of reasonable assurance is based upon a recognition that the cost of the controls should not exceed the benefit derived. We believe our systems of internal control provide this reasonable assurance.

The Board of Directors exercises its oversight role with respect to the Corporation's systems of internal control primarily through its Audit Committee, which is comprised of five independent directors. The Committee oversees the Corporation's systems of internal control, accounting practices, financial reporting and audits to ensure their quality, integrity and objectivity are sufficient to protect shareholders' investments. The Committee's report appears on this page.

In addition, our consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report also appears on this page. As a part of its audit, Ernst & Young LLP develops and maintains an understanding of the Corporation's internal accounting controls and conducts such tests and employs such procedures as it considers necessary to render its opinion on the consolidated financial statements. Their report expresses an opinion as to the fair presentation, in all material respects, of the consolidated financial statements and is based on independent audits made in accordance with generally accepted auditing standards.

/s/ Robert J. Ulrich
--------------------
Robert J. Ulrich
Chairman of the Board and
Chief Executive Officer

/s/ Douglas A. Scovanner
------------------------
Douglas A. Scovanner
Senior Vice President and
Chief Financial Officer

/s/ JoAnn Bogdan
-----------------
JoAnn Bogdan
Controller and Chief Accounting Officer
March 3, 1998

--------------------------------------------------------------------------------

REPORT OF AUDIT COMMITTEE

The Audit Committee met three times during fiscal 1997 to review the overall audit scope, plans for internal and independent audits, the Corporation's systems of internal control, emerging accounting issues, officer and director expenses, audit fees and retirement plans. The Committee also met individually with the internal auditors and independent auditors, without management present, to discuss the results of their audits. The Committee encourages the internal and independent auditors to communicate closely with the Committee.

Audit Committee results were reported to the full Board of Directors and the Corporation's annual financial statements were reviewed and approved by the Board of Directors before issuance. The Audit Committee also recommended to the Board of Directors that the independent auditors be reappointed for fiscal 1998, subject to the approval of the shareholders at the annual meeting.

March 3, 1998

SUMMARY FINANCIAL AND OPERATING DATA


(Millions of Dollars, Except Per Share Data)                  1997       1996     1995(a)    1994      1993      1992
----------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
----------------------------------------------------------------------------------------------------------------------
Revenues                                                    $ 27,757    25,371    23,516    21,311    19,233    17,927
----------------------------------------------------------------------------------------------------------------------
Cost of retail sales, buying and occupancy                  $ 20,320    18,628    17,527    15,636    14,164    13,129
----------------------------------------------------------------------------------------------------------------------
Selling, publicity and administrative                       $  4,532     4,289     4,043     3,614     3,158     2,961
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                               $    693       650       594       548       515       476
----------------------------------------------------------------------------------------------------------------------
Interest expense, net                                       $    416       442       442       426       446       437
----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and extraordinary charge (c)   $  1,326       783       501       714       607       611
----------------------------------------------------------------------------------------------------------------------
Income taxes                                                $    524       309       190       280       232       228
----------------------------------------------------------------------------------------------------------------------
Net earnings (c) (d)                                        $    751       463       311       434       375       383
----------------------------------------------------------------------------------------------------------------------
Financial Position Data
----------------------------------------------------------------------------------------------------------------------
Working capital                                             $  1,005     1,329     1,432     1,569     1,436     1,450
----------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                 $  8,125     7,467     7,294     6,385     5,947     5,563
----------------------------------------------------------------------------------------------------------------------
Total assets                                                $ 14,191    13,389    12,570    11,697    10,778    10,337
----------------------------------------------------------------------------------------------------------------------
Long-term debt                                              $  4,425     4,808     4,959     4,488     4,279     4,330
----------------------------------------------------------------------------------------------------------------------
Shareholders' investment                                    $  4,460     3,790     3,403     3,193     2,849     2,566
----------------------------------------------------------------------------------------------------------------------
Per Common Share Data (b)
----------------------------------------------------------------------------------------------------------------------
Diluted earnings per share (c) (d)                          $   1.59       .97       .65       .92       .80       .80
----------------------------------------------------------------------------------------------------------------------
Cash dividend declared                                      $    .33       .32       .30       .28       .27       .26
----------------------------------------------------------------------------------------------------------------------
Market price:        high                                   $  36.84     19.94     13.25     14.31     13.94     13.19
                     low                                    $  18.94     12.25     10.75     10.88     10.56      9.81
                     year-end close                         $  35.97     18.81     12.50     11.50     11.00     12.94

Common shareholders' investment                             $   9.59      8.21      7.47      7.07      6.38      5.80
----------------------------------------------------------------------------------------------------------------------
Other Data
----------------------------------------------------------------------------------------------------------------------
Average common shares outstanding (millions) (b)               436.1     433.3     431.0     429.6     428.8     427.8
----------------------------------------------------------------------------------------------------------------------
Diluted average common shares outstanding (millions) (b)       463.7     460.9     458.3     457.4     456.3     455.6
----------------------------------------------------------------------------------------------------------------------
Capital expenditures                                        $  1,354     1,301     1,522     1,095       978       938
----------------------------------------------------------------------------------------------------------------------
Number of Stores: Target                                         796       736       670       611       554       506
                  Mervyn's                                       269       300       295       286       276       265
                  DSD                                             65        65        64        63        63        63
----------------------------------------------------------------------------------------------------------------------
Total stores                                                   1,130     1,101     1,029       960       893       834
----------------------------------------------------------------------------------------------------------------------
Total retail square footage (thousands)                      123,058   117,989   109,091   101,163    93,947    87,362
----------------------------------------------------------------------------------------------------------------------
Number of employees                                          230,000   218,000   214,000   194,000   174,000   170,000
----------------------------------------------------------------------------------------------------------------------

The Summary Financial and Operating Data should be read in conjunction with the Notes to Consolidated Financial Statements on pages 25--36.

(a)      Consisted of 53 weeks.

(b) Earnings per share, dividends per share and common shares outstanding have been adjusted to reflect our April 30, 1998 two-for-one common share split and our 1996 three-for-one common share split.

(c) 1997 included a $45 million pre-tax ($.06 per share) gain related to the sales of securitized accounts receivable; 1996 included a pre-tax real estate repositioning charge of $134 million ($.18 per share).

(d) Extraordinary charge, net of tax, related to early extinguishment of debt was $51 million ($.11 per share) in 1997, and $11 million ($.02 per share) in 1996.