Form 10-K, Exhibit 13
period 1999-01-30
DAYTON HUDSON CORP
filed 1999-04-12
CIK 27419

                                  1998 RESULTS

--------------------------------------------------------------------------------

TARGET
(IN MILLIONS)                     1998              1997             1996
REVENUES                        $23,056           $20,368          $17,853
PRE-TAX SEGMENT PROFIT          $ 1,578           $ 1,287          $ 1,048
STORES                              851               796              736
RETAIL SQUARE FEET*              94,553            87,158           79,360

* In thousands, reflects total square feet less office, warehouse and vacant space.

--------------------------------------------------------------------------------

TARGET (AT YEAR END)                                          EMPLOYEES: 189,000


                                     [MAP]


                                               RETAIL SQ. FT.             NO. OF
                                                 IN THOUSANDS             STORES
Alabama                                                   117                  1
Arizona                                                 2,600                 24
Arkansas                                                  229                  2
California                                             16,141                144
Colorado                                                2,484                 23
Delaware                                                  146                  1
Florida                                                 7,106                 64
Georgia                                                 2,913                 27
Idaho                                                     406                  4
Illinois                                                5,791                 50
Indiana                                                 2,877                 30
Iowa                                                    1,818                 17
Kansas                                                  1,283                 10
Kentucky                                                1,145                 11
Louisiana                                                 203                  2
Maryland                                                1,900                 16
Michigan                                                4,899                 46
Minnesota                                               5,728                 49
Mississippi                                               116                  1
Missouri                                                1,506                 14
Montana                                                   299                  3
Nebraska                                                1,072                  9
Nevada                                                    841                  8
New Jersey                                              1,128                  9
New Mexico                                                852                  8
New York                                                1,770                 14
North Carolina                                          2,409                 22
North Dakota                                              437                  4
Ohio                                                    3,180                 28
Oklahoma                                                  817                  8
Oregon                                                  1,194                 11
Pennsylvania                                              485                  4
South Carolina                                            393                  4
South Dakota                                              391                  4
Tennessee                                               2,101                 20
Texas                                                   9,134                 84
Utah                                                    1,055                  6
Virginia                                                2,526                 21
Washington                                              2,525                 24
Wisconsin                                               2,354                 22
Wyoming                                                   182                  2
TOTAL                                                  94,553                851

--------------------------------------------------------------------------------

MAJOR MARKETS                                                             NO. OF
                                                                          STORES
Greater Los Angeles                                                           70
Chicago                                                                       36
Minneapolis/St. Paul                                                          33
San Francisco Bay Area                                                        28
Dallas/Ft. Worth                                                              24
Detroit                                                                       23
Atlanta                                                                       22
Houston                                                                       21
Greater Miami                                                                 20
Phoenix                                                                       16
Denver/Boulder                                                                15
San Diego                                                                     14
Washington DC                                                                 14
Seattle/Tacoma                                                                13
St. Louis                                                                     12
Indianapolis                                                                  11
Tampa/St. Petersburg                                                          11
Greater Cleveland                                                             10

--------------------------------------------------------------------------------

MERVYN'S
(IN MILLIONS)                     1998              1997             1996
REVENUES                        $ 4,176           $ 4,227          $ 4,369
PRE-TAX SEGMENT PROFIT          $   240           $   280          $   272
STORES                              268               269              300
RETAIL SQUARE FEET*              21,729            21,810           24,518

* In thousands, reflects total square feet less office, warehouse and vacant space.

--------------------------------------------------------------------------------

MERVYN'S (AT YEAR END)                                         EMPLOYEES: 30,000


                                      [MAP]


                                               RETAIL SQ. FT.             NO. OF
                                                 IN THOUSANDS             STORES
Arizona                                                 1,207                 15
California                                              9,703                125
Colorado                                                  854                 11
Idaho                                                      83                  1
Louisiana                                                 459                  6
Michigan                                                1,176                 15
Minnesota                                               1,132                  9
Nevada                                                    495                  7
New Mexico                                                266                  3
Oklahoma                                                  270                  3
Oregon                                                    551                  7
Texas                                                   3,344                 42
Utah                                                      760                  8
Washington                                              1,429                 16
TOTAL                                                  21,729                268

--------------------------------------------------------------------------------

MAJOR MARKETS
                                                                          NO. OF
                                                                          STORES
Greater Los Angeles                                                           48
San Francisco Bay Area                                                        29
Dallas/Ft. Worth                                                              12
San Diego                                                                     12
Phoenix                                                                       11
Detroit                                                                        9
Houston                                                                        9
Minneapolis/St. Paul                                                           9
Seattle/Tacoma                                                                 9
Greater Salt Lake City                                                         8
Denver/Boulder                                                                 6


--------------------------------------------------------------------------------

DEPARTMENT STORES
(IN MILLIONS)                     1998              1997             1996
REVENUES                        $ 3,285           $ 3,162          $ 3,149
PRE-TAX SEGMENT PROFIT          $   279           $   240          $   151
STORES                               63                65               65
RETAIL SQUARE FEET*              13,890            14,090           14,111

* In thousands, reflects total square feet less office, warehouse and vacant space.

--------------------------------------------------------------------------------

DEPARTMENT STORES (AT YEAR END)                                EMPLOYEES: 35,000


                                      [MAP]

                                               RETAIL SQ. FT.             NO. OF
                                                 IN THOUSANDS             STORES
DAYTON'S
Minnesota                                               3,035                12
North Dakota                                              297                 3
South Dakota                                              102                 1
Wisconsin                                                 373                 3

HUDSON'S
Michigan                                                4,619                20

MARSHALL FIELD'S
Illinois                                                4,173                17
Indiana                                                   246                 2
Ohio                                                      618                 3
Wisconsin                                                 427                 2
TOTAL DSD                                              13,890                63

--------------------------------------------------------------------------------

MAJOR MARKETS
                                                                          NO. OF
                                                                          STORES
Chicago                                                                       16
Detroit                                                                       11
Minneapolis/St. Paul                                                          10

--------------------------------------------------------------------------------

                                                          ANALYSIS OF OPERATIONS

EARNINGS

                                    [CHART]

                                DILUTED EARNINGS
                                   PER SHARE
                                   (dollars)

                        '94     '95      '96       '97       '98
                     ------------------------------------------------
AS REPORTED             $.92    $.65     $.97     $1.59     $1.98
BEFORE UNUSUAL ITEMS                    $1.18     $1.64     $2.06

     Our net earnings were $935 million in 1998, compared with $751 million in 1997 and $463 million in 1996. Earnings per share were $1.98 in 1998, $1.59 in 1997 and $.97 in 1996. (References to earnings per share refer to diluted earnings per share. Earnings per share, dividends per share and common shares outstanding reflect our 1998 two-for-one share split and our three-for-one share split in 1996.)



--------------------------------------------------------------------------------
EARNINGS ANALYSIS
(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
                                                     DILUTED EARNINGS
                              EARNINGS                  PER SHARE
                       1998     1997     1996     1998     1997     1996
--------------------------------------------------------------------------------
 NET EARNINGS BEFORE
   UNUSUAL ITEMS       $ 970    $ 775    $ 555    $2.06    $1.64    $1.18
 FAVORABLE OUTCOME
   OF INVENTORY
   SHORTAGE
   TAX MATTER             20       --       --      .04       --       --
 SECURITIZATION
   GAIN (PRE-TAX
   1998 $35 MIL,
   1997 $45 MIL)          21       27       --      .05      .06       --
 SECURITIZATION LOSS
   (PRE-TAX 1998
   $38 MIL)              (23)      --       --     (.05)      --       --
                       ---------------------------------------------------------
   NET SECURITIZATION
      GAIN/(LOSS)         (2)      27       --       --      .06       --
 MAINFRAME
   OUTSOURCING
   (PRE-TAX 1998
   $42 MIL)              (26)      --       --     (.06)      --       --
 REAL ESTATE
   REPOSITIONING
   (PRE-TAX 1996
   $134 MIL)              --       --      (81)      --       --     (.18)
--------------------------------------------------------------------------------
 NET EARNINGS BEFORE
   EXTRAORDINARY
   CHARGES               962      802      474     2.04     1.70     1.00
 EXTRAORDINARY
   CHARGES -- DEBT
   REPURCHASE            (27)     (51)     (11)    (.06)    (.11)    (.03)
--------------------------------------------------------------------------------
 NET EARNINGS          $ 935    $ 751    $ 463    $1.98    $1.59     $.97
--------------------------------------------------------------------------------

                                    [CHART]

                             PRE-TAX SEGMENT PROFIT
                                   (millions)

                        '94      '95      '96       '97       '98
                     ------------------------------------------------
                       $1,189   $1,030   $1,471    $1,807    $2,097


PRE-TAX SEGMENT PROFIT

     Pre-tax segment profit increased 16 percent in 1998 to $2,097 million, compared with $1,807 million in 1997 and $1,471 million in 1996. Pre-tax segment profit is first-in, first-out (FIFO) earnings before securitization effects, interest, corporate and other expense, and unusual items. Target and the Department Store Division (DSD) both contributed to our pre-tax profit growth, which was partially offset by Mervyn's performance. We expect growth in profitability at all three operating companies in 1999.

     TARGET'S pre-tax profit rose 23 percent in 1998 to $1,578 million. Target's full-year profit margin rate increased to 6.8 percent in 1998 from 6.3 percent in 1997, reflecting continued strong comparable-store sales growth of 6.1 percent and modest improvement in the gross margin rate due primarily to favorable markdown performance. The operating expense rate improved slightly from 1997, reflecting favorable sales leverage and store productivity, offset by higher wage rates. Continued growth in guest credit also contributed to improved sales and earnings. In 1999, we expect our profit margin rate to remain essentially unchanged and total revenues are expected to grow due to mid-single-digit comparable-store sales increases combined with new store sales growth.

     MERVYN'S pre-tax profit declined 14 percent in 1998 to $240 million. Comparable-store sales grew 0.9 percent. The gross margin rate declined due to unfavorable markdown performance, partially offset by improved markup, and the expense rate increased due to lower sales leverage. Guest credit continued to positively impact Mervyn's sales and earnings in 1998. Continuing the improved trend from fourth quarter 1998, we expect measurable improvement in our 1999 profit margin rate and a low to mid-single-digit comparable-store sales increase.

     DSD's pre-tax profit in 1998 was $279 million, a 16 percent increase over 1997, reflecting comparable-store sales growth of 4.5 percent and a significant improvement in the gross margin rate, due to improved markdowns and markup. Comparable-store sales are expected to grow in the low-single-digits in 1999 and our profit margin rate is expected to increase modestly from 1998.

ANALYSIS OF OPERATIONS


REVENUES AND COMPARABLE-STORE SALES

     In 1998, our total revenues increased 11.5 percent and comparable-store sales increased 5.2 percent. Revenues include retail sales, finance charges, late fees and other revenues. Comparable-store sales are sales from stores open longer than one year. Target's revenue growth reflected strong comparable-store sales and new store expansion. Mervyn's 1998 total revenues declined, due in part to store closings during 1997. Mervyn's sales trend improved in the fourth quarter, reflecting continued focus on merchandising and marketing initiatives. DSD's total revenue growth reflected strong comparable-store sales. Increased finance charge and late fee revenues also contributed to revenue growth.


                                    [CHART]

                                    REVENUES
                                   (millions)

                        '94      '95      '96       '97       '98
                     ------------------------------------------------
                     $21,311  $23,516  $25,371   $27,757   $30,951

     Revenue growth in 1997 reflected a combination of new store and comparable-store sales growth at Target and comparable-store sales growth at Mervyn's and DSD, somewhat offset by a decline in Mervyn's total revenue due to closed stores.

     The impact of inflation on our consolidated operations was minimal and, as a result, the overall comparable-store sales increase closely approximated real growth.

--------------------------------------------------------------------------------
REVENUES AND COMPARABLE-STORE SALES GROWTH
                                           1998                 1997
--------------------------------------------------------------------------------
                                             COMPARABLE-           COMPARABLE-
                                                  STORE                 STORE
                                   REVENUES       SALES  REVENUES       SALES
--------------------------------------------------------------------------------
 TARGET                                13.2%        6.1%     14.1%        5.7%
 MERVYN'S                              (1.2)        0.9      (3.3)        1.9
 DSD                                    3.9         4.5       0.4         1.0
--------------------------------------------------------------------------------
 TOTAL                                 11.5%        5.2%      9.4%        4.5%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REVENUES PER SQUARE FOOT*
(DOLLARS)                                          1998      1997        1996
--------------------------------------------------------------------------------
 TARGET                                            $253      $244        $235
 MERVYN'S                                           192       187         179
 DSD                                                235       224         223
--------------------------------------------------------------------------------

(*Thirteen-month average retail square feet.)


GROSS MARGIN RATE

     In 1998, our overall gross margin rate improved modestly from the prior year. Gross margin includes cost of retail sales and excludes buying and occupancy costs. Strong growth at Target, our lowest gross margin rate division, continues to impact our business mix.

     TARGET'S gross margin rate increased modestly in 1998 primarily due to lower markdowns. In 1999, we anticipate the gross margin rate to be essentially even with 1998.

     MERVYN'S gross margin rate decreased reflecting unfavorable markdown performance, partially offset by higher markup. In 1999, we expect Mervyn's gross margin rate to increase as we continue to improve the quality and trend content of our merchandise.

     DSD's gross margin rate increased significantly over 1997 due to improved markdowns and markup. In 1999, we anticipate DSD's gross margin rate will increase modestly.

     In 1997, our overall gross margin rate was essentially even with the prior year, reflecting improved markup, partially offset by higher markdowns, at all three divisions.

     The LIFO provision, included in cost of retail sales, was as follows:

--------------------------------------------------------------------------------
LIFO PROVISION: CREDIT/(EXPENSE)
(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
                                                1998        1997        1996
--------------------------------------------------------------------------------
 TARGET                                         $  -       $   -       $   -
 MERVYN'S                                          6           -           5
 DSD                                              12          (6)        (14)
--------------------------------------------------------------------------------
 TOTAL                                          $ 18       $  (6)      $  (9)
 PER SHARE                                      $.02       $(.01)      $(.01)
--------------------------------------------------------------------------------

     The LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. The 1998 LIFO credit at Mervyn's resulted primarily from higher inventory levels, reflecting an investment in certain categories to improve basic in-stock positions. The LIFO credit at DSD resulted from higher markup. The 1997 LIFO charge at DSD resulted from lower inventory levels.


OPERATING EXPENSE RATE

     Our overall operating expense rate was essentially even with 1997. Operating expense includes selling, publicity and administrative expenses (excluding start-up, and corporate and other expense), depreciation and amortization, buying and occupancy costs, and taxes other than income taxes. Target's strong growth continues to impact our overall expense rate structure.

                                                          ANALYSIS OF OPERATIONS


     TARGET'S operating expense rate improved slightly over 1997. In 1998, we completed our three-year program to remove $200 million from operating expenses. As previously disclosed, wage rate pressure within our competitive markets somewhat offset our 1998 savings. In 1999, we will remain focused on controlling our expenses, principally through improved productivity.

     MERVYN'S operating expense rate increased in 1998 due to lower sales leverage. We anticipate an improved rate in 1999 due to our expectation of improved comparable-store sales results.

     DSD's operating expense rate was essentially unchanged from 1997. In 1999, we expect DSD's operating expense rate to be even with 1998.

     The operating expense rate in 1997 improved over 1996 due to the favorable effect of Target's increased impact on the overall expense rate structure and significant operating expense rate improvements at DSD.


INTEREST EXPENSE

     We consider payments to holders of our sold securitized receivables as "interest equivalent." In 1998, combined interest expense and interest equivalent was $446 million, $3 million lower than 1997 due to a lower average portfolio interest rate, partially offset by higher average funded balances. The average portfolio interest rate in 1998 was 7.8 percent. In 1997, combined interest expense and interest equivalent was $18 million lower than 1996 due to a lower average portfolio rate and lower average funded balances. The average portfolio interest rate in 1997 was 8.1 percent. Combined interest expense and interest equivalent in 1999 is expected to be similar to 1998. The average portfolio interest rate is expected to continue to decline, offset by higher average funded balances.

     During 1998, we repurchased $127 million of debt for $170 million, resulting in an after-tax extraordinary charge of $27 million ($.06 per share). The debt repurchased had a weighted-average interest rate of 9.2 percent and an average remaining life of 21 years. The replacement of this debt with lower interest rate financing will have a favorable impact on interest expense going forward. In 1997 and 1996, we repurchased $503 and $325 million of long-term debt, resulting in after-tax extraordinary charges of $51 million ($.11 per share) and $11 million ($.03 per share), respectively.


INCOME TAX RATE

     The effective tax rate was 38.2 percent in 1998 and 39.5 percent in both 1997 and 1996. The 1998 effective tax rate reflects the beneficial effect of $20 million ($.04 per share), resulting from the favorable outcome of our inventory shortage tax matter. Our 1999 tax rate is expected to approximate 39.0 percent.


SECURITIZED RECEIVABLES

     During third quarter 1998, Dayton Hudson Receivables Corporation (DHRC), a special-purpose subsidiary, sold to the public $400 million of securitized receivables. This issue of asset-backed securities had an expected maturity of five years and a stated rate of 5.90 percent. Proceeds from the sale were used for general corporate purposes, including funding the growth of receivables. As required by Statement of Financial Accounting Standards (SFAS) No. 125, the sale transaction resulted in a $35 million pre-tax gain ($.05 per share). This gain was offset by a $38 million pre-tax charge ($.05 per share) related to the maturity of our 1995 securitization. The net impact was a $3 million (less than $.01 per share) reduction of 1998 finance charge revenues and pre-tax earnings.

     In 1997, DHRC sold to the public $400 million of securitized receivables, with an expected maturity of five years and a stated rate of 6.25 percent. This transaction resulted in a $32 million pre-tax gain. Additionally, 1997 results included a $13 million pre-tax gain attributable to the application of SFAS No. 125 to our 1995 securitization. Combined, these gains resulted in a $45 million ($.06 per share) increase in finance charge revenues and pre-tax earnings.

     Our Consolidated Results of Operations also include reductions of finance charge revenues and bad debt expense related to the sold securitized receivables. These amounts represent payments to holders of our sold securitized receivables and are included in our pre-tax earnings reconciliation on page 25 as interest equivalent. Interest equivalent was $48 million in 1998, $33 million in 1997 and $25 million in 1996. During 1999, our current $800 million of sold securitized receivables will result in approximately $12 million of interest equivalent per quarter.

ANALYSIS OF OPERATIONS


MAINFRAME OUTSOURCING

     In fourth quarter 1998, we obtained Board of Directors approval and announced our plan to outsource our mainframe computer data center functions. Subsequently, we finalized a contract with a vendor to provide us with these functions. As part of the plan, we will sell our mainframe equipment to the vendor and eliminate approximately 110 employee positions. The fourth quarter 1998 associated expenses were $42 million ($.06 per share) and are included in selling, publicity and administrative expenses.

     The expenses recognized in the fourth quarter include $36 million for the write-down of mainframe equipment, $4 million in one-time, incremental fees and $2 million in employee severance. In 1999, we expect to expense an additional $5 million to $10 million related to the outsourcing and to complete the transition by the third quarter.

REAL ESTATE REPOSITIONING

     In 1996, we recorded a pre-tax charge of $134 million ($.18 per share) for real estate repositioning at Mervyn's and DSD to strengthen competitive positions and achieve improved long-term results. The charge included $114 million for Mervyn's to sell or close its 25 stores in Florida and Georgia, and approximately ten other under-performing stores throughout the chain. Also included was a net pre-tax charge of $20 million for DSD's sale of its Texas stores and the closure of two other stores.

     As of year-end 1998, we have substantially completed our repositioning activities. Mervyn's has sold 24 stores and closed eight under-performing stores, while DSD has sold all stores included in the plan. Exit costs incurred in 1998 and 1997 (approximately $5 million and $17 million, respectively) were charged against the reserve. The reserve remaining at year-end 1998 was $20 million, representing the estimated costs that will be incurred to sell the closed stores.


START-UP EXPENSE

     In first quarter 1999, we will adopt Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." The adoption will not impact total year start-up expense, but will shift approximately $15 million of start-up expense out of first quarter 1999 into the remaining quarters. Substantially all of this effect will be at Target.


YEAR 2000 READINESS DISCLOSURE

     We began mitigating the risks associated with the year 2000 date conversion in 1993. In 1997, we established a corporate-wide, comprehensive plan of action designed to achieve an uninterrupted transition into the year 2000. This project includes three major elements: 1) information technology (IT) systems, 2) non-IT, or embedded technology, systems and 3) relationships with our key business partners. The project is divided into five phases: awareness, assessment, renovation, validation and implementation. We have completed the awareness and assessment phases for all three elements, and are currently at different points in the renovation, validation and implementation phases for each of the elements. We are using both internal and external resources to implement our plan.

     For our IT systems, we have assessed both existing and newly implemented hardware and applications (software and operating systems), and have finalized the development of plans to address all assessed risks. Approximately 95 percent of our hardware is year 2000 compliant, and the remainder is currently in the renovation phase. Approximately 80 percent of our applications are compliant, with 20 percent in the renovation and validation phases. We anticipate completion of the validation, or testing, phase for our software and all key operating systems by mid 1999. Our year 2000 readiness in this area has been significantly enhanced by our recent, substantial common systems development initiatives through which we have invested heavily in IT over the past three years.

     We began addressing non-IT systems, or embedded technology/infrastructure, risks at our stores, distribution centers and headquarters facilities early in our initiative. Approximately 85 percent of our non-IT systems are compliant and the remainder are currently in the renovation phase. Validation and implementation are approximately 80 percent complete and we anticipate finishing the balance by mid 1999.

     We have identified our key business partners and have been working closely with them to assess their readiness and mitigate the risk to us if they are not prepared for the year 2000. We have installed the year 2000 compliant version of Electronic Data Interchange (EDI) software and expect to finalize testing of EDI and other electronic transmissions with key business partners by mid/late 1999.

ANALYSIS OF OPERATIONS


     In planning for the most reasonably likely worst case scenarios, we have addressed all three major elements in our project. We believe our IT systems will be ready for the year 2000, but we may experience isolated incidences of non-compliance. We plan to allocate internal resources and retain dedicated consultants and vendor representatives to be ready to take action if these events occur. Our contingency plans for non-IT systems are currently in process, and we are simultaneously putting the required resources in place to carry out those plans for key non-IT systems, such as those within our stores. We are contacting many critical business partners to assess their readiness and will finish developing appropriate contingency plans by mid 1999. Although we value our established relationships with key vendors, substitute products for most of the goods we sell in our stores may be obtained from other vendors. If certain vendors are unable to deliver product on a timely basis, due to their own year 2000 issues, we anticipate there will be others who will be able to deliver similar goods. However, the lead time involved in sourcing certain goods may result in temporary shortages of relatively few items. We also recognize the risks to us if other key suppliers in areas such as utilities, communications, transportation, banking and government are not ready for the year 2000, and are developing contingency plans to minimize the potential adverse impacts of these risks.

     In 1998, we expensed $27 million related to year 2000 readiness. Prior to 1998, we expensed approximately $5 million. We estimate approximately another $20 million will be expensed as incurred to complete the year 2000 readiness program, with most of the spending occurring in the first half of 1999. In addition, this program has accelerated the timing of approximately $25 million of planned capital expenditures. All expenditures related to our year 2000 readiness initiative will be funded by cash flow from operations and will not materially impact our other operating or investment plans.


INFORMATION SYSTEMS

     We have invested heavily in information services (IS) in the past three years. We consolidated our IS operations in 1996 and are developing and implementing common systems across all three divisions to better leverage our resources. As a result of our common systems initiatives, the growth in our IS expense substantially outpaced our revenue growth in recent years. Net IS expense growth in 1999 is expected to be similar to our revenue growth.

     We adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in first quarter 1998. The adoption resulted in decreased expense, which increased pre-tax earnings by approximately $68 million, net of depreciation, for 1998 ($.09 per share), partially offsetting our other systems expenses. The annual impact of software capitalization will diminish significantly over the next few years.


FOURTH QUARTER RESULTS

     Due to the seasonal nature of the retail industry, fourth quarter operating results typically represent a substantially larger share of total year revenues and earnings due to the inclusion of the holiday shopping season.

     Fourth quarter 1998 net earnings were $423 million, compared with $356 million in 1997. Earnings per share were $.90 for the quarter, compared with $.76 in 1997.

     TARGET'S pre-tax profit increased 26 percent to $646 million, reflecting a
13.9 percent total revenue increase, a modestly higher gross margin rate due to lower markdowns and an operating expense rate essentially even with last year. Continued growth in the profitability of guest credit also contributed to Target's fourth quarter profit improvement. Comparable-store sales increased 6.8 percent.

     MERVYN'S pre-tax profit was equal to a year ago at $104 million, reflecting a 3.4 percent total revenue increase, offset by a lower gross margin rate due to higher markdowns. The operating expense rate improved slightly primarily due to favorable sales leverage. Comparable-store sales increased 4.4 percent.

     DSD's pre-tax profit increased 12 percent to $115 million, reflecting a 4.2 percent total revenue increase and a significantly higher gross margin rate due to favorable markdowns and markup. The operating expense rate increased slightly over 1997. Comparable-store sales increased 3.5 percent.

ANALYSIS OF FINANCIAL CONDITION


                                    [CHART]

                           CASH FLOW FROM OPERATIONS
                                   (millions)

                        '94      '95      '96       '97       '98
                     ------------------------------------------------
                        $892    $1,161   $1,458    $1,795    $1,862


     Our financial condition remains strong. Cash flow from operations was $1,862 million, driven by earnings growth, strong inventory control and accounts payable leveraging. Internally generated funds continue to be the most important component of our capital resources and, along with our ability to access a variety of financial markets, provide funding for our expansion plans. We continue to fund the growth in our business through a combination of retained earnings, debt and sold securitized receivables.

     During 1998, average total receivables serviced (which includes both retained and sold securitized receivables) increased 6 percent, or $124 million, due to growth of the Target Guest Card. Year-end total receivables serviced increased 3 percent from last year. In 1998, the number of Target Guest Card holders grew to over 12 million accounts at year end, compared with over nine million in 1997. In 1999, we expect continued growth of the Target Guest Card, which will benefit sales growth and credit profitability.

     Inventory levels increased $224 million in 1998. This growth was more than fully funded by the $423 million increase in accounts payable over the same period.

     Capital expenditures were $1,657 million in 1998, compared with $1,354 million in 1997. Investment in Target accounted for 82 percent of 1998 capital expenditures, with 10 percent at Mervyn's and 8 percent at DSD. Net property and equipment increased $844 million, reflecting capital invested offset by depreciation. During 1998, Target opened 55 net new stores, Mervyn's closed one store and DSD closed two stores. Approximately 63 percent of total expenditures was for new stores, expansions and remodels. Other capital investments were for information systems, distribution and other infrastructure to support store growth. Over the past five years, Target's retail square footage has grown at a compound annual rate of approximately 10 percent. We expect Target to continue to expand in the range of 7 to 9 percent annually for the foreseeable future.

     Capital expenditures in 1999 are expected to approximate $1.8 billion for the construction of new stores, expansion and remodeling of existing stores, and other capital support. The majority of capital will continue to be invested in Target. In the upcoming year, Target plans to open 60 to 65 net new stores, including new stores in the Boston and Pittsburgh markets and additional stores in New York, New Jersey, North and South Carolina, and other states. DSD plans to open one new store in 1999. Our plans also include full-scale remodels of 46 Target, seven Mervyn's and nine DSD stores.

                                    [CHART]

                              CAPITAL EXPENDITURES
                                   (millions)

                        '94      '95      '96       '97       '98
                     ------------------------------------------------
                       $1,095   $1,522   $1,301    $1,354    $1,657

     Our financing strategy is to ensure liquidity and access to capital markets, to manage the amount of floating-rate debt and to maintain a balanced spectrum of debt maturities. Within these parameters, we seek to minimize our cost of borrowing.

     In January 1999, our Board of Directors authorized the repurchase of $1 billion of our common stock. We expect to complete our repurchase program over the next two years. Repurchases will be made primarily in open market transactions, subject to market conditions. There was no repurchase activity in 1998.

     A key to our access to liquidity and capital markets is maintaining strong investment-grade debt ratings. During the year, our long-term debt was upgraded by Moody's and Standard and Poor's. Further liquidity is provided by $1.6 billion of committed lines of credit obtained through a group of 31 banks. Going forward, we expect that continued profit increases and cash flow from operations will allow us to fund our planned capital expenditures and share repurchase while maintaining or improving our debt ratings.

--------------------------------------------------------------------------------
CREDIT RATINGS
                                               STANDARD     DUFF &
                                  MOODY'S    AND POOR'S     PHELPS
--------------------------------------------------------------------------------
 LONG-TERM DEBT                        A3            A-         A-
 COMMERCIAL PAPER                     P-2           A-2       D-1-
 SOLD SECURITIZED RECEIVABLES         Aaa           AAA        N/A
--------------------------------------------------------------------------------

PERFORMANCE OBJECTIVES

SHAREHOLDER RETURN

                                    [CHART]

                                  MARKET PRICE
                              PER SHARE (dollars)

               '94           '95           '96           '97            '98
            --------------------------------------------------------------------
HIGH          $14.31        $13.25        $19.94        $36.84         $63.75
LOW           $10.88        $10.75        $12.25        $18.94         $33.75
CLOSE         $11.50        $12.50        $18.81        $35.97         $63.75

     Our primary objective is to maximize shareholder value over time through a combination of share price appreciation and dividend income while maintaining a prudent and flexible capital structure. Our total return to shareholders was 79 percent in fiscal 1998 and 45 percent and 27 percent per year over the last five and ten years, respectively.


MEASURING VALUE CREATION

     We measure value creation internally using a form of Economic Value Added (EVA), which we define as after-tax segment profit less a capital charge for all investment employed. The capital charge is an estimate of our after-tax cost of capital adjusted for the age of our stores, recognizing mature stores inherently have higher returns than newly opened stores. We estimate the after-tax cost of capital for our retail business is approximately 10 percent, while our credit operations' after-tax cost of capital is approximately 6 percent as a result of its ability to support higher debt levels. We expect to generate returns in excess of these costs of capital, thereby producing EVA.

     EVA is used to evaluate our performance and to guide capital investment decisions. A significant portion of executive incentive compensation is tied to the achievement of targeted levels of annual EVA improvement.


FINANCIAL OBJECTIVES

     We believe that managing our business with a focus on EVA helps achieve our objective of annual earnings per share growth of 15 percent or more over time. We plan to produce these results, while maintaining a prudent debt ratio for our retail operations, which will allow efficient capital market access to fund our growth. Earnings per share before unusual items has grown at compound annual rates of 20 percent and 14 percent over the last five and ten years, respectively.

     Reflecting our strong cash flow, we ended 1998 with a retail debt ratio of 41 percent. In evaluating our debt level, we separate retail operations from credit operations due to their inherently different financial characteristics. We view the appropriate capitalization of our credit business to be 88 percent debt and 12 percent equity, similar to ratios of comparable credit card businesses.

--------------------------------------------------------------------------------
DEBT RATIO*
                                 1998     1997    1996
--------------------------------------------------------------------------------
 RETAIL                            41%      45%     50%
 CREDIT                            88%      88%     88%
 TOTAL DEBT RATIO                  50%      54%     57%
--------------------------------------------------------------------------------

* Includes the impact of sold securitized receivables and off-balance sheet operating leases as if they were debt.


                                    [CHART]

                             RETAIL CAPITALIZATION
                                   (millions)

                     '96              '97               '98
                  --------------------------------------------
DEBT                $4,271           $4,127           $4,118
TOTAL               $8,551           $9,082           $9,988


                             CREDIT CAPITALIZATION
                                   (millions)

                     '96              '97               '98
                  --------------------------------------------
DEBT                $1,817           $2,026           $2,108
TOTAL               $2,064           $2,302           $2,395

PRE-TAX SEGMENT PROFIT AND EBITDA

     Pre-tax segment profit is first-in, first-out (FIFO) earnings before securitization effects, interest, corporate and other expense, and unusual items. EBITDA is pre-tax segment profit before depreciation and amortization. Management uses pre-tax segment profit and EBITDA, among other standards, to measure divisional operating performance. EBITDA supplements, and is not intended to represent a measure of performance in accordance with, disclosures required by generally accepted accounting principles. It is included as a tool for analyzing our results.

--------------------------------------------------------------------------------
PRE-TAX SEGMENT PROFIT AS A PERCENT OF REVENUES
                                   1998             1997            1996
--------------------------------------------------------------------------------
 TARGET                             6.8%             6.3%            5.9%
 MERVYN'S                           5.7%             6.6%            6.2%
 DSD                                8.5%             7.6%            4.8%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA AS A PERCENT OF REVENUES
                                   1998             1997            1996
--------------------------------------------------------------------------------
 TARGET                             9.0%             8.5%            8.0%
 MERVYN'S                           9.0%             9.6%            9.7%
 DSD                               12.6%            11.6%            8.6%
--------------------------------------------------------------------------------

GUEST CREDIT

                                   [CHART]

                              NEW ACCOUNTS OPENED
                                   (millions)

               '94         '95         '96         '97         '98
             --------------------------------------------------------
DSD             .5          .6          .5          .7          .6

MERVYN'S       1.4         1.2         1.0         1.3         1.2

TARGET          .4         2.1         2.7         3.9         3.9

     We offer proprietary credit in each of our business segments. These credit programs strategically support our core retail operations and are an integral component of each business segment. The programs contribute to our earnings growth by driving sales at each of our business segments and through growth in credit contribution. Therefore, credit contribution, shown below, is reflected in each business segment's pre-tax profit on a receivables serviced basis. Because we service both the retained and sold securitized receivables, we manage our portfolio on a serviced basis. In contrast, our consolidated financial statements reflect only our retained securitized receivables.

     In 1998, pre-tax contribution from credit increased 18 percent over the prior year, compared to the 6 percent growth in average receivables serviced. The improved credit performance reflects continued growth of the Target Guest Card, along with strong revenue increases associated with changes in credit terms and expansion of our guest loyalty programs at all three divisions.

     In 1999, we plan to continue to grow guest credit's contribution by acquiring new accounts, enhancing guest loyalty programs, controlling bad debt expense and leveraging operating expenses.

--------------------------------------------------------------------------------
CREDIT CONTRIBUTION
(MILLIONS OF DOLLARS)           1998               1997               1996
--------------------------------------------------------------------------------
 REVENUES:
 FINANCE CHARGE AND
   LATE FEE REVENUES          $   576            $   501            $   403
 MERCHANT FEES AND OTHER           93                 86                 72
--------------------------------------------------------------------------------
   TOTAL REVENUES                 669                587                475
--------------------------------------------------------------------------------
 EXPENSES:
 BAD DEBT                         180                190                149
 OPERATIONS AND MARKETING         169                125                116
--------------------------------------------------------------------------------
   TOTAL EXPENSES                 349                315                265
--------------------------------------------------------------------------------
 PRE-TAX CONTRIBUTION         $   320            $   272            $   210
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
AVERAGE RECEIVABLES SERVICED
(MILLIONS OF DOLLARS)          1998                1997               1996
--------------------------------------------------------------------------------
 TARGET                       $   803            $   644            $   453
 MERVYN'S                         764                812                799
 DSD                              720                707                663
--------------------------------------------------------------------------------
 TOTAL AVERAGE
   RECEIVABLES SERVICED       $ 2,287            $ 2,163            $ 1,915
 TOTAL YEAR-END
   RECEIVABLES SERVICED       $ 2,496            $ 2,424            $ 2,184
--------------------------------------------------------------------------------

     Merchant fees are the fees charged to our retail operations on a basis similar to fees charged by third-party credit cards. Merchant fees, including deferred billing fees charged for carrying non-revenue-earning revolving balances, are intercompany transfer prices that are eliminated in consolidation. Operations and marketing expenses are those associated with the acquisition, retention and servicing of accounts.

                                    [CHART]

                              CREDIT CONTRIBUTION
                                   (millions)

               '94         '95         '96         '97         '98
             --------------------------------------------------------
              $170        $179        $210        $272        $320

     The year-end allowance for doubtful accounts was $203 million, 8.1 percent of year-end receivables serviced, an increase of 1.2 percentage points from the prior year.



FORWARD-LOOKING STATEMENTS

     The preceding Management's Discussion and Analysis contains forward-looking statements regarding our performance, liquidity and the adequacy of our capital resources. Those statements are based on our current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. We caution that the forward-looking statements are qualified by the risks and challenges posed by increased competition, shifting consumer demand, changing consumer credit markets and general economic conditions, hiring and retaining effective team members, sourcing merchandise from domestic and international vendors, preparing for the impact of year 2000, and other risks and uncertainties. As a result, while we believe that there is a reasonable basis for the forward-looking statements, you should not place undue reliance on those statements. You are encouraged to review Exhibit (99)c attached to our Form 10-K Report for the year ended January 30, 1999, which contains additional important factors that may cause actual results to differ materially from those predicted in the forward-looking statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS SEGMENT COMPARISONS

(MILLIONS OF DOLLARS)                              1998       1997        1996        1995*      1994        1993
-------------------------------------------------------------------------------------------------------------------
 REVENUES
 TARGET                                        $ 23,056   $ 20,368    $ 17,853    $ 15,807   $ 13,600    $ 11,743
 MERVYN'S                                         4,176      4,227       4,369       4,516      4,561       4,436
 DEPARTMENT STORE DIVISION                        3,285      3,162       3,149       3,193      3,150       3,054
 CORPORATE AND OTHER                                434          -           -           -          -           -
-------------------------------------------------------------------------------------------------------------------
 TOTAL REVENUES                                $ 30,951   $ 27,757    $ 25,371    $ 23,516   $ 21,311    $ 19,233
-------------------------------------------------------------------------------------------------------------------
 PRE-TAX SEGMENT PROFIT
 TARGET                                        $  1,578   $  1,287    $  1,048    $    721   $    732    $    600
 MERVYN'S                                           240        280         272         117        198         172
 DEPARTMENT STORE DIVISION                          279        240         151         192        259         246
-------------------------------------------------------------------------------------------------------------------
 TOTAL PRE-TAX SEGMENT PROFIT                  $  2,097   $  1,807    $  1,471    $  1,030   $  1,189    $  1,018
-------------------------------------------------------------------------------------------------------------------
 LIFO PROVISION CREDIT/(EXPENSE)                     18         (6)         (9)        (17)        19          91
 SECURITIZATION ADJUSTMENTS:
   SFAS 125 GAIN/(LOSS),NET                          (3)        45           -           -          -           -
   INTEREST EQUIVALENT                              (48)       (33)        (25)        (10)         -           -
 INTEREST EXPENSE                                  (398)      (416)       (442)       (442)      (426)       (446)
 MAINFRAME OUTSOURCING                              (42)         -           -           -          -           -
 REAL ESTATE REPOSITIONING                            -          -        (134)          -          -           -
 CORPORATE AND OTHER                                (68)       (71)        (78)        (60)       (68)        (56)
-------------------------------------------------------------------------------------------------------------------
 EARNINGS BEFORE INCOME TAXES AND
   EXTRAORDINARY CHARGES                       $  1,556   $  1,326    $    783    $    501   $    714    $    607
-------------------------------------------------------------------------------------------------------------------
 ASSETS
 TARGET                                        $ 10,475   $  9,487    $  8,257    $  7,330   $  6,247    $  5,495
 MERVYN'S                                         2,339      2,281       2,658       2,776      2,917       2,750
 DEPARTMENT STORE DIVISION                        2,123      2,188       2,296       2,309      2,392       2,240
 CORPORATE AND OTHER                                729        235         178         155        141         293
-------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                  $ 15,666   $ 14,191    $ 13,389    $ 12,570   $ 11,697    $ 10,778
-------------------------------------------------------------------------------------------------------------------
 DEPRECIATION AND AMORTIZATION
 TARGET                                        $    496   $    437    $    377    $    328   $    294    $    264
 MERVYN'S                                           138        126         151         150        145         146
 DEPARTMENT STORE DIVISION                          135        128         119         113        108         104
 CORPORATE AND OTHER                                 11          2           3           3          1           1
-------------------------------------------------------------------------------------------------------------------
 TOTAL DEPRECIATION AND AMORTIZATION           $    780   $    693    $    650    $    594   $    548    $    515
-------------------------------------------------------------------------------------------------------------------
 CAPITAL EXPENDITURES
 TARGET                                        $  1,352   $  1,155    $  1,048    $  1,067   $    842    $    716
 MERVYN'S                                           169         72          79         273        146         180
 DEPARTMENT STORE DIVISION                          127        124         173         161         96          80
 CORPORATE AND OTHER                                  9          3           1          21         11           2
-------------------------------------------------------------------------------------------------------------------
 TOTAL CAPITAL EXPENDITURES                    $  1,657   $  1,354    $  1,301    $  1,522   $  1,095    $    978
-------------------------------------------------------------------------------------------------------------------
 SEGMENT EBITDA
 TARGET                                        $  2,074   $  1,724    $  1,425    $  1,049   $  1,026    $    864
 MERVYN'S                                           378        406         423         267        343         318
 DEPARTMENT STORE DIVISION                          414        368         270         305        367         350
-------------------------------------------------------------------------------------------------------------------
 TOTAL SEGMENT EBITDA                          $  2,866   $  2,498    $  2,118    $  1,621   $  1,736    $  1,532
-------------------------------------------------------------------------------------------------------------------

 *Consisted of 53 Weeks

  Each operating division's assets and operating results include the retained securitized receivables held by Dayton Hudson Receivables Corporation and Retailers National Bank, as well as related income and expenses.

CONSOLIDATED RESULTS OF OPERATIONS


(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                                          1998       1997        1996
-------------------------------------------------------------------------------------------------------------------
 REVENUES                                                                            $30,951    $27,757    $25,371
 COSTS AND EXPENSES
   COST OF RETAIL SALES, BUYING AND OCCUPANCY                                         22,634     20,320     18,628
   SELLING, PUBLICITY AND ADMINISTRATIVE                                               5,077      4,532      4,289
   DEPRECIATION AND AMORTIZATION                                                         780        693        650
   INTEREST EXPENSE                                                                      398        416        442
   TAXES OTHER THAN INCOME TAXES                                                         506        470        445
   REAL ESTATE REPOSITIONING                                                               -          -        134
-------------------------------------------------------------------------------------------------------------------
   TOTAL COSTS AND EXPENSES                                                           29,395     26,431     24,588
-------------------------------------------------------------------------------------------------------------------
 EARNINGS BEFORE INCOME TAXES AND EXTRAORDINARY CHARGES                                1,556      1,326        783
 PROVISION FOR INCOME TAXES                                                              594        524        309
-------------------------------------------------------------------------------------------------------------------
 NET EARNINGS BEFORE EXTRAORDINARY CHARGES                                               962        802        474
 EXTRAORDINARY CHARGES FROM PURCHASE AND REDEMPTION OF DEBT, NET OF TAX                   27         51         11
-------------------------------------------------------------------------------------------------------------------
 NET EARNINGS                                                                        $   935    $   751    $   463
-------------------------------------------------------------------------------------------------------------------
 BASIC EARNINGS PER SHARE
   EARNINGS BEFORE EXTRAORDINARY CHARGES                                             $  2.14    $  1.80    $  1.05
   EXTRAORDINARY CHARGES                                                                (.06)      (.12)      (.03)
-------------------------------------------------------------------------------------------------------------------
 BASIC EARNINGS PER SHARE                                                            $  2.08    $  1.68    $  1.02
-------------------------------------------------------------------------------------------------------------------
 DILUTED EARNINGS PER SHARE
   EARNINGS BEFORE EXTRAORDINARY CHARGES                                             $  2.04    $  1.70    $  1.00
   EXTRAORDINARY CHARGES                                                                (.06)      (.11)      (.03)
-------------------------------------------------------------------------------------------------------------------
 DILUTED EARNINGS PER SHARE                                                          $  1.98    $  1.59    $   .97
-------------------------------------------------------------------------------------------------------------------
 WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
   BASIC                                                                               440.0      436.1      433.3
   DILUTED                                                                             467.3      463.7      460.9
-------------------------------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements throughout pages 25-36.



SUMMARY OF ACCOUNTING POLICIES

     ORGANIZATION Dayton Hudson Corporation is a general merchandise retailer. Our operating divisions consist of Target, Mervyn's and the Department Store Division (DSD). Target, an upscale discount chain located in 41 states, contributed 75 percent of our 1998 revenues. Mervyn's, a middle-market promotional department store located in 14 states in the West, South and Midwest, contributed 13 percent of revenues. DSD, a traditional department store located in eight states in the upper Midwest, contributed 11 percent of revenues. The Associated Merchandising Corporation and Rivertown Trading Company contributed 1 percent of 1998 revenues.

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

     FISCAL YEAR Our fiscal year ends on the Saturday nearest January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years. Fiscal years 1998, 1997 and 1996 consisted of 52 weeks.


REVENUES

     Finance charge and late fee revenues on internal credit sales, net of the effect of sold securitized receivables, were $447 million on sales of $4.5 billion in 1998, $459 million on sales of $4.2 billion in 1997 and $346 million on sales of $3.8 billion in 1996. Leased department sales were $188 million, $165 million and $162 million in 1998, 1997 and 1996, respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


EARNINGS PER SHARE

     Basic EPS is net earnings, less dividend requirements on the Employee Stock Ownership Plan (ESOP) preferred shares, divided by the average number of common shares outstanding during the period.

     Diluted EPS assumes conversion of the ESOP preferred shares into common shares and replacement of the ESOP preferred dividends with common stock dividends. Net earnings were also adjusted for expense required to fund the ESOP debt service, prior to repayment of the loan. References herein to earnings per share refer to Diluted EPS.

     All earnings per share, dividends per share and common shares outstanding reflect our 1998 two-for-one share split and our three-for-one share split in 1996.

--------------------------------------------------------------------------------
                               BASIC EPS                    DILUTED EPS
(MILLIONS, EXCEPT PER SHARE DATA)
                        1998      1997      1996      1998      1997      1996
--------------------------------------------------------------------------------
 NET EARNINGS*         $  962   $   802   $   474   $   962   $   802   $   474
 LESS: ESOP NET
   EARNINGS
   ADJUSTMENT             (20)      (20)      (20)       (8)      (13)      (14)
--------------------------------------------------------------------------------
 ADJUSTED NET
   EARNINGS*           $  942   $   782   $   454   $   954   $   789   $   460
--------------------------------------------------------------------------------
 WEIGHTED AVERAGE
   COMMON SHARES
   OUTSTANDING          440.0     436.1     433.3     440.0     436.1     433.3
 PERFORMANCE
   SHARES                   -         -         -        .8       1.3       1.7
 STOCK OPTIONS              -         -         -       5.5       3.9       2.4
 ASSUMED CONVER-
   SION OF ESOP
   PREFERRED SHARES         -         -         -      21.0      22.4      23.5
--------------------------------------------------------------------------------
 TOTAL COMMON
   EQUIVALENT SHARES
   OUTSTANDING          440.0     436.1     433.3     467.3     463.7     460.9
--------------------------------------------------------------------------------
 EARNINGS
   PER SHARE*         $  2.14   $  1.80   $  1.05   $  2.04   $  1.70   $  1.00
--------------------------------------------------------------------------------

 *Before extraordinary charges


ADVERTISING COSTS

     Advertising costs, included in selling, publicity and administrative expenses, are expensed as incurred and were $745 million, $679 million and $634 million for 1998, 1997 and 1996, respectively.


IMPACT OF YEAR 2000

     Year 2000 related costs, included in selling, publicity and administrative expenses, are expensed as incurred. In 1998 we expensed $27 million related to year 2000 readiness. Prior to 1998, we expensed approximately $5 million. Year 2000 capital expenditures are recorded at cost less accumulated depreciation.


MAINFRAME OUTSOURCING

     In fourth quarter 1998, we obtained Board of Directors approval and announced our plan to outsource our mainframe computer data center functions. Subsequently, we finalized a contract with a vendor to provide us with these functions. As part of the plan, we will sell our mainframe equipment to the vendor and eliminate approximately 110 employee positions. The fourth quarter 1998 associated expenses were $42 million ($.06 per share) and are included in selling, publicity and administrative expenses.

     The expenses recognized in the fourth quarter include $36 million for the write-down of mainframe equipment, $4 million in one-time, incremental fees and $2 million in employee severance. We expect to complete the transition by third quarter 1999.

REAL ESTATE REPOSITIONING

     In 1996, we recorded a pre-tax charge of $134 million ($.18 per share) for real estate repositioning at Mervyn's and DSD to strengthen competitive positions and achieve improved long-term results. The charge included $114 million for Mervyn's to sell or close its 25 stores in Florida and Georgia, and approximately ten other under-performing stores throughout the chain. Also included was a net pre-tax charge of $20 million for DSD's sale of its Texas stores and the closure of two other stores.

     As of year-end 1998, we have substantially completed our repositioning activities. Mervyn's has sold 24 stores and closed eight under-performing stores, while DSD has sold all stores included in the plan. Exit costs incurred in 1998 and 1997 (approximately $5 million and $17 million, respectively) were charged against the reserve. The reserve remaining at year-end 1998 was $20 million, representing the estimated costs that will be incurred to sell the closed stores.


START-UP EXPENSE

     In first quarter 1999, we will adopt SOP 98-5, "Reporting on the Costs of Start-Up Activities." The adoption will not impact total year start-up expense, but will shift approximately $15 million of start-up expense out of first quarter 1999 into the remaining quarters. Substantially all of this effect will be at Target.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                                         JANUARY 30,  JANUARY 31,
(MILLIONS OF DOLLARS)                                                                           1999         1998
-------------------------------------------------------------------------------------------------------------------
 ASSETS
 CURRENT ASSETS
   CASH AND CASH EQUIVALENTS                                                              $       255  $      211
   RETAINED SECURITIZED RECEIVABLES                                                             1,656       1,555
   MERCHANDISE INVENTORIES                                                                      3,475       3,251
   OTHER                                                                                          619         544
-------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                         6,005       5,561
 PROPERTY AND EQUIPMENT
   LAND                                                                                         1,868       1,712
   BUILDINGS AND IMPROVEMENTS                                                                   7,217       6,497
   FIXTURES AND EQUIPMENT                                                                       3,274       2,915
   CONSTRUCTION-IN-PROGRESS                                                                       378         389
   ACCUMULATED DEPRECIATION                                                                    (3,768)     (3,388)
-------------------------------------------------------------------------------------------------------------------
   PROPERTY AND EQUIPMENT, NET                                                                  8,969       8,125
 OTHER                                                                                            692         505
-------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                 $15,666     $14,191
-------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND SHAREHOLDERS' INVESTMENT
 CURRENT LIABILITIES
   ACCOUNTS PAYABLE                                                                       $     3,150  $    2,727
   ACCRUED LIABILITIES                                                                          1,444       1,346
   INCOME TAXES PAYABLE                                                                           207         210
   CURRENT PORTION OF LONG-TERM DEBT AND NOTES PAYABLE                                            256         273
-------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                                    5,057       4,556
 LONG-TERM DEBT                                                                                 4,452       4,425
 DEFERRED INCOME TAXES AND OTHER                                                                  822         720
 CONVERTIBLE PREFERRED STOCK, NET                                                                  24          30
 SHAREHOLDERS' INVESTMENT
   CONVERTIBLE PREFERRED STOCK                                                                    268         280
   COMMON STOCK                                                                                    74          73
   ADDITIONAL PAID-IN-CAPITAL                                                                     286         196
   RETAINED EARNINGS                                                                            4,683       3,930
   LOAN TO ESOP                                                                                     -         (19)
-------------------------------------------------------------------------------------------------------------------
 TOTAL SHAREHOLDERS' INVESTMENT                                                                 5,311       4,460
-------------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT                                           $    15,666  $   14,191
-------------------------------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements throughout pages 25-36.


CASH EQUIVALENTS

     Cash equivalents represent short-term investments with a maturity of three months or less from the time of purchase.


RETAINED SECURITIZED RECEIVABLES

     Through our special purpose subsidiary, Dayton Hudson Receivables Corporation (DHRC), we transfer, on an ongoing basis, substantially all of our receivables to a trust in return for certificates representing undivided interests in the trust's assets. DHRC owns the undivided interest in the trust's assets, other than the sold securitized receivables and the 2 percent of trust assets held by Retailers National Bank (RNB), a wholly owned subsidiary of the Corporation that also services the receivables. Prior to June 1998, RNB held 5 percent of trust assets. The undivided interests held by DHRC and RNB, as well as related income and expenses, are reflected in each operating division's assets and operating results based on the origin of the credit sale giving rise to the receivable.

     During third quarter 1998, DHRC sold to the public $400 million of securitized receivables. This issue of asset-backed securities had an expected maturity of five years and a stated rate of 5.90 percent. Proceeds from the sale were used for general corporate purposes, including funding the growth of receivables. As required by SFAS No. 125, the sale transaction resulted in a $35 million pre-tax gain ($.05 per share). This gain was offset by a $38 million pre-tax charge ($.05 per share) related to the maturity of our 1995 securitization. The net impact was a $3 million (less than $.01 per share) reduction of 1998 finance charge revenues and pre-tax earnings.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In 1997, DHRC sold to the public $400 million of securitized receivables, with an expected maturity of five years and a stated rate of 6.25 percent. This transaction resulted in a $32 million pre-tax gain. Additionally, 1997 results included a $13 million pre-tax gain attributable to the application of SFAS No. 125 to our 1995 securitization. Combined, these gains resulted in a $45 million ($.06 per share) increase in finance charge revenues and pre-tax earnings.

      As of year-end 1998, $800 million of securitized receivables have been sold to investors and DHRC has borrowed $100 million of notes payable secured by receivables.

     The fair value of the retained securitized receivables, classified as available for sale, was $1,656 million and $1,555 million at year-end 1998 and 1997, respectively. The fair value of the retained securitized receivables was lower than the aggregate receivables value by $156 million and $126 million at year-end 1998 and 1997, respectively, due to our estimates of ultimate collectibility. Write-downs have been included in selling, publicity and administrative expenses in our Consolidated Results of Operations.


INVENTORIES

     Inventories and the related cost of sales are accounted for by the retail inventory accounting method using the last-in, first-out
(LIFO) basis and are stated at the lower of LIFO cost or market. The cumulative LIFO provision was $60 million and $92 million at year-end 1998 and year-end 1997, respectively.


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

     On an ongoing basis, as required by SFAS No. 121, we evaluate our long-lived assets for impairment using undiscounted cash flow analysis. Impairment losses due to mainframe outsourcing and real estate repositioning are described on page 27.


INTERNAL USE SOFTWARE

     We adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in first quarter 1998. The adoption resulted in decreased expense, which increased pre-tax earnings by approximately $68 million, net of depreciation, for 1998 ($.09 per share), partially offsetting our other systems expenses. The annual impact of software capitalization will diminish significantly over the next few years.
Software is depreciated over four years.


ACCOUNTS PAYABLE

     Outstanding drafts included in accounts payable were $519 million and $452 million at year-end 1998 and 1997, respectively.


INVENTORY SHORTAGE TAX MATTER

     We have historically deducted for income tax purposes the inventory shortage expense accrued for book purposes in a manner consistent with industry practice. With respect to our 1983 Federal income tax return, the Internal Revenue Service (IRS) challenged the practice of deducting accrued shortage not verified with a year-end physical inventory. In 1997, the United States Tax Court (Tax Court) returned a judgment on this issue in favor of the IRS. We appealed the decision to the United States Court of Appeals for the Eighth Circuit (Appeals Court) and in August 1998, the Appeals Court reversed the Tax Court decision. In November 1998, we received notification that the IRS did not appeal and the 1983 case had been closed. The beneficial effect resulting from the outcome of the 1983 case is $20 million ($.04 per share) and has been reflected as a reduction in the 1998 fourth-quarter and full-year effective income tax rates.


COMMITMENTS AND CONTINGENCIES

     Commitments for the purchase, construction, lease or remodeling of real estate, facilities and equipment were approximately $412 million at year-end 1998. We are exposed to claims and litigation arising out of the ordinary course of business. Management, after consulting with legal counsel, believes the currently identified claims and litigation will not have a material adverse effect on our results of operations or our financial condition taken as a whole.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(MILLIONS OF DOLLARS)                                                                 1998       1997        1996
-------------------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
   NET EARNINGS BEFORE EXTRAORDINARY CHARGES                                     $     962  $     802   $     474
   RECONCILIATION TO CASH FLOW:
      DEPRECIATION AND AMORTIZATION                                                    780        693         650
      DEFERRED TAX PROVISION                                                           (11)       (63)       (107)
      OTHER NONCASH ITEMS AFFECTING EARNINGS                                            70         43          11
      CHANGES IN OPERATING ACCOUNTS PROVIDING/(REQUIRING) CASH:
        RETAINED SECURITIZED RECEIVABLES                                               (56)      (235)       (210)
        SOLD SECURITIZED RECEIVABLES                                                   400        400           -
        MATURITY OF SOLD SECURITIZED RECEIVABLES                                      (400)         -           -
        MERCHANDISE INVENTORIES                                                       (198)      (220)        (13)
        ACCOUNTS PAYABLE                                                               336        199         281
        ACCRUED LIABILITIES                                                             75        182         275
        INCOME TAXES PAYABLE                                                            15         62          55
   OTHER                                                                              (111)       (68)         42
-------------------------------------------------------------------------------------------------------------------
   CASH FLOW PROVIDED BY OPERATIONS                                                  1,862      1,795       1,458
-------------------------------------------------------------------------------------------------------------------
 INVESTING ACTIVITIES
   EXPENDITURES FOR PROPERTY AND EQUIPMENT                                          (1,657)    (1,354)     (1,301)
   PROCEEDS FROM DISPOSALS OF PROPERTY AND EQUIPMENT                                   107        123         103
   ACQUISITION OF SUBSIDIARIES, NET OF CASH RECEIVED                                  (100)         -           -
   OTHER                                                                                (5)         -           -
-------------------------------------------------------------------------------------------------------------------
   CASH FLOW REQUIRED FOR INVESTING ACTIVITIES                                      (1,655)    (1,231)     (1,198)
-------------------------------------------------------------------------------------------------------------------
   NET FINANCING SOURCES                                                               207        564         260
-------------------------------------------------------------------------------------------------------------------
 FINANCING ACTIVITIES
   DECREASE IN NOTES PAYABLE, NET                                                     (305)      (127)       (416)
   ADDITIONS TO LONG-TERM DEBT                                                         600        375         700
   REDUCTIONS OF LONG-TERM DEBT                                                       (343)      (690)       (414)
   PRINCIPAL PAYMENTS RECEIVED ON LOAN TO ESOP                                           8         22          40
   DIVIDENDS PAID                                                                     (178)      (165)       (155)
   OTHER                                                                                55         31          11
-------------------------------------------------------------------------------------------------------------------
   CASH FLOW USED FOR FINANCING ACTIVITIES                                            (163)      (554)       (234)
-------------------------------------------------------------------------------------------------------------------
 NET INCREASE IN CASH AND CASH EQUIVALENTS                                              44         10          26
 CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        211        201         175
-------------------------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $      255  $     211   $     201
-------------------------------------------------------------------------------------------------------------------

   Amounts presented herein are on a cash basis and therefore may differ from those shown in other sections of this Annual Report. Cash paid for income taxes was $564 million, $454 million and $352 million during 1998, 1997 and 1996, respectively. Cash paid for interest (including interest capitalized) was $393 million, $485 million and $434 million during 1998, 1997 and 1996, respectively.

   See Notes to Consolidated Financial Statements throughout pages 25-36.


ACQUISITIONS

     In first quarter 1998, we acquired The Associated Merchandising Corporation, an international sourcing company that provides services to our three operating divisions and other retailers, and we also acquired Rivertown Trading Company, a direct marketing firm. Both subsidiaries are included in the consolidated financial statements. Their revenues and operating results are included in corporate and other in our pre-tax earnings reconciliation on page 25 and were immaterial in 1998.


LEASES

     Assets held under capital leases are included in property and equipment and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized and lease rentals are expensed. Rent expense on buildings, classified in buying and occupancy, includes percentage rents that are based on a percentage of retail sales over stated levels. Total rent expense was $150 million, $143 million and $146 million in 1998, 1997 and 1996, respectively. Most of the long-term leases include options to renew, with terms varying from five to 30 years. Certain leases also include options to purchase the property.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Future minimum lease payments required under noncancelable lease agreements existing at January 30, 1999 were:

--------------------------------------------------------------------------------
FUTURE MINIMUM LEASE PAYMENTS
                                                   OPERATING  CAPITAL
(MILLIONS OF DOLLARS)                                 LEASES   LEASES
--------------------------------------------------------------------------------
 1999                                                 $  115   $   23
 2000                                                     94       22
 2001                                                     86       21
 2002                                                     78       21
 2003                                                     63       19
 AFTER 2003                                              564      142
--------------------------------------------------------------------------------
 TOTAL FUTURE MINIMUM LEASE PAYMENTS                  $1,000   $  248
 LESS: INTEREST*                                        (281)    (103)
--------------------------------------------------------------------------------
 PRESENT VALUE OF MINIMUM LEASE PAYMENTS              $  719   $  145**
--------------------------------------------------------------------------------

  *Calculated using the interest rate at inception for each lease (the weighted average interest rate was 9.0 percent).

 **Includes current portion of $9 million.


LINES OF CREDIT

     At January 30, 1999, two committed credit agreements totaling $1.6 billion were in place through a group of 31 banks at specified rates. There were no balances outstanding at any time during 1998 or 1997 under these agreements.


LONG-TERM DEBT AND NOTES PAYABLE

     At January 30, 1999, $100 million of notes payable were outstanding representing financing secured by the Dayton Hudson Credit Card Master Trust Series 1996-1 Class A variable funding certificate. This certificate is debt of DHRC and is classified in the current portion of long-term debt and notes payable in our Consolidated Statements of Financial Position. The average amount of secured and unsecured notes payable outstanding during 1998 was $715 million at a weighted-average interest rate of 5.7 percent.

     In 1998, we issued $200 million of long-term debt at 6.65 percent, maturing in 2028 and $200 million at 5.88 percent, maturing in 2008. We also issued $200 million of long-term debt maturing in 2010, which is puttable in 2000, and we sold to a third party the right to call and remarket these securities in 2000 to their final maturity. The proceeds from all issuances were used for general corporate purposes.

     Also during 1998, we repurchased $127 million of long-term debt with an average remaining life of 21 years and a weighted-average interest rate of 9.2 percent, resulting in an after-tax extraordinary charge of $27 million ($.06 per share).

     At year end the debt portfolio was as follows:

--------------------------------------------------------------------------------
LONG-TERM DEBT AND NOTES PAYABLE
                                 JANUARY 30, 1999      JANUARY 31, 1998
(MILLIONS OF DOLLARS)            RATE*    BALANCE      RATE*    BALANCE
--------------------------------------------------------------------------------
 NOTES PAYABLE                    5.2%    $  100        5.7%    $  405
 NOTES AND DEBENTURES:
   DUE 1998-2002                  8.8      1,080        8.9      1,245
   DUE 2003-2007                  7.4        965        7.4        966
   DUE 2008-2012                  7.5        764        9.3        383
   DUE 2013-2017                  9.6         70        9.6         70
   DUE 2018-2022                  9.1        709        9.1        816
   DUE 2023-2027                  7.2        575        7.2        575
   DUE 2028-2037                  6.4        300        5.9        100
--------------------------------------------------------------------------------
 TOTAL NOTES PAYABLE, NOTES
   AND DEBENTURES**               7.9%    $4,563        8.1%    $4,560
 CAPITAL LEASE OBLIGATIONS                   145                   138
 LESS: CURRENT PORTION                      (256)                 (273)
--------------------------------------------------------------------------------
 LONG-TERM DEBT AND
   NOTES PAYABLE                          $4,452                $4,425
--------------------------------------------------------------------------------

    *Reflects the weighted-average stated interest rate as of year end.

   **The estimated fair value of total notes payable and notes and debentures, using a discounted cash flow analysis based on our incremental interest rates for similar types of financial instruments, was $5,123 million at January 30, 1999 and $5,025 at January 31, 1998.

     Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are $247 million in 1999, $389 million in 2000, $352 million in 2001, $192 million in 2002 and $464 million in 2003.


DERIVATIVES

     From time to time we use interest rate swaps to hedge our exposure to interest rate risk. The fair value of the swaps is not reflected in the financial statements and any gain or loss recognized upon early termination is amortized over the life of the related debt obligation. The fair value of existing swaps is immaterial.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted for fiscal years beginning after June 15, 1999. The adoption of this new statement is not expected to have a material effect on our earnings or financial position.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                            CONVERTIBLE             ADDITIONAL
                                              PREFERRED     COMMON     PAID-IN    RETAINED    LOAN TO
(MILLIONS OF DOLLARS, EXCEPT SHARE DATA)          STOCK      STOCK     CAPITAL    EARNINGS       ESOP       TOTAL
-------------------------------------------------------------------------------------------------------------------
 FEBRUARY 3, 1996                                  $257        $72        $110      $3,044       $(80)     $3,403
 CONSOLIDATED NET EARNINGS                            -          -           -         463          -         463
 DIVIDENDS DECLARED                                   -          -           -        (159)         -        (159)
 TAX BENEFIT ON UNALLOCATED PREFERRED
   STOCK DIVIDENDS AND OPTIONS                        -          -           7           -          -           7
 CONVERSION OF PREFERRED STOCK AND OTHER             14          -          16           -          -          30
 NET REDUCTION IN LOAN TO ESOP                        -          -           -           -         33          33
 STOCK OPTION ACTIVITY                                -          -          13           -          -          13
-------------------------------------------------------------------------------------------------------------------
 FEBRUARY 1, 1997                                   271         72         146       3,348        (47)      3,790
 CONSOLIDATED NET EARNINGS                            -          -           -         751          -         751
 DIVIDENDS DECLARED                                   -          -           -        (169)         -        (169)
 TAX BENEFIT ON UNALLOCATED PREFERRED
   STOCK DIVIDENDS AND OPTIONS                        -          -          17           -          -          17
 CONVERSION OF PREFERRED STOCK AND OTHER              9          -          18           -          -          27
 NET REDUCTION IN LOAN TO ESOP                        -          -           -           -         28          28
 STOCK OPTION ACTIVITY                                -          1          15           -          -          16
-------------------------------------------------------------------------------------------------------------------
 JANUARY 31, 1998                                   280         73         196       3,930        (19)      4,460
 CONSOLIDATED NET EARNINGS                            -          -           -         935          -         935
 DIVIDENDS DECLARED                                   -          -           -        (182)         -        (182)
 TAX BENEFIT ON UNALLOCATED PREFERRED
   STOCK DIVIDENDS AND OPTIONS                        -          -          25           -          -          25
 CONVERSION OF PREFERRED STOCK AND OTHER            (12)         -          37           -          -          25
 NET REDUCTION IN LOAN TO ESOP                        -          -           -           -         19          19
 STOCK OPTION ACTIVITY                                -          1          28           -          -          29
-------------------------------------------------------------------------------------------------------------------
 JANUARY 30, 1999                                  $268        $74        $286      $4,683         $-      $5,311
-------------------------------------------------------------------------------------------------------------------

    COMMON STOCK Authorized 3,000,000,000 shares, $.1667 par value; 441,809,806 shares issued and outstanding at January 30, 1999; 437,833,456 shares issued and outstanding at January 31, 1998.

    In January 1999, our Board of Directors authorized the repurchase of $1 billion of our common stock. We expect to complete our repurchase program over the next two years. Repurchases will be made primarily in open market transactions, subject to market conditions. There was no repurchase activity in 1998.

    PREFERRED STOCK Authorized 5,000,000 shares; Series B ESOP Convertible Preferred Stock $.01 par value, 338,492 shares issued and outstanding at January 30, 1999; 362,004 shares issued and outstanding at January 31, 1998. Each share converts into 60 shares of our common stock, has voting rights equal to the equivalent number of common shares and is entitled to cumulative annual dividends of $56.20. Beginning in January 2000, under certain circumstances, the shares may be converted to common stock at our election, or the election of the ESOP.

    JUNIOR PREFERRED STOCK RIGHTS In September 1996, we declared a distribution of shares of preferred share purchase rights. Terms of the plan provide for a distribution of one preferred share purchase right for each outstanding share of our common stock. Each right will entitle shareholders to buy one six-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $50.00, subject to adjustment. The rights will be exercisable only if a person or group acquires ownership of 20 percent or more of our common stock or announces a tender offer to acquire 30 percent or more of our common stock.

    See Notes to Consolidated Financial Statements throughout pages 25-36.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


STOCK OPTION PLAN

     We have a stock option plan for key employees. Options include Incentive Stock Options, Non-Qualified Stock Options or a combination of the two. A majority of the options vest annually in equal amounts over a four-year period. These options are cumulatively exercisable and expire no later than ten years after the date of the grant. We also have a non-qualified stock option plan for non-employee members of our Board of Directors. Such options become exercisable after one year and have a ten-year term. The typical frequency of stock option grants is once each fiscal year; due to a change in timing, two annual grant cycles fell into 1996.

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

---------------------------------------------------------------------------------------
OPTIONS, PERFORMANCE SHARES AND
RESTRICTED SHARES OUTSTANDING
(SHARES IN THOUSANDS)                 OPTIONS
                      -------------------------------------------
                       TOTAL OUTSTANDING   CURRENTLY EXERCISABLE
                      -------------------  ----------------------
                                 WEIGHTED               WEIGHTED
                         NUMBER   AVERAGE    NUMBER      AVERAGE  PERFORM-
                             OF  EXERCISE        OF     EXERCISE     ANCE   RESTRICTED
                         SHARES     PRICE    SHARES        PRICE   SHARES       SHARES
---------------------------------------------------------------------------------------
 FEBRUARY 3, 1996         9,967    $11.09    5,372       $10.30    1,607          359
 GRANTED                  6,539     16.09
 CANCELED                  (145)    12.19
 EXERCISED               (1,751)     9.67
---------------------------------------------------------------------------------------
 FEBRUARY 1, 1997        14,610    $13.48    4,782       $10.88    1,264          311
 GRANTED                  2,653     33.63
 CANCELED                  (346)    15.02
 EXERCISED               (2,450)    10.27
---------------------------------------------------------------------------------------
 JANUARY 31, 1998        14,467    $17.69    4,860       $13.15      794          212
 GRANTED                  3,309     48.16
 CANCELED                  (173)    23.77
 EXERCISED               (2,023)    12.27
---------------------------------------------------------------------------------------
 JANUARY 30, 1999        15,580    $24.79    5,685       $16.49      519*         123*
---------------------------------------------------------------------------------------

 *Represents shares issued subsequent to year end pursuant to the plan.

----------------------------------------------------------------------------------
OPTIONS OUTSTANDING
                                    SHARES OUTSTANDING                  RANGE OF
(SHARES IN THOUSANDS)              AT JANUARY 30, 1999            EXERCISE PRICE
----------------------------------------------------------------------------------
                                                 6,274           $ 8.83 - $15.00
                                                 3,626           $15.00 - $25.00
                                                 2,371           $25.00 - $35.00
                                                 1,221           $35.00 - $45.00
                                                 2,088           $45.00 - $60.22
----------------------------------------------------------------------------------
 TOTAL                                          15,580           $ 8.83 - $60.22
----------------------------------------------------------------------------------

     As of January 30, 1999, outstanding options had a weighted-average remaining contractual life of 7.7 years. The number of unissued common shares reserved for future grants under the stock option plans were 4,136,969 at January 30, 1999, and 7,143,228 at January 31, 1998.

     We apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," to account for our stock option and performance share plans. Because the exercise price of our employee stock options equals the market price of the underlying stock on the grant date, no compensation expense related to options is recognized. Performance share compensation expense is recognized based on the fair value of the shares at the end of each reporting period. If we had elected to recognize compensation cost based on the fair value of the options and performance shares at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings would have been the pro forma amounts shown below. EPS calculated under SFAS No. 123 was unchanged from reported EPS.

--------------------------------------------------------------------------------
PRO FORMA EARNINGS
                                       1998           1997           1996
--------------------------------------------------------------------------------
 NET EARNINGS-- AS REPORTED            $935           $751           $463
 NET EARNINGS-- PRO FORMA              $934           $751           $462
--------------------------------------------------------------------------------

     The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

--------------------------------------------------------------------------------
                                       1998           1997          1996
--------------------------------------------------------------------------------
 DIVIDEND YIELD                          .7%           1.0%           1.7%
 VOLATILITY                              30%            25%            25%
 RISK FREE INTEREST RATE                4.6%           5.4%           6.3%
 EXPECTED LIFE IN YEARS                 5.6            5.6            5.6
--------------------------------------------------------------------------------
 WEIGHTED AVERAGE FAIR VALUE
   AT GRANT DATE                     $16.24         $10.52          $5.65
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INCOME TAXES

     Reconciliation of tax rates is as follows:

--------------------------------------------------------------------------------
PERCENT OF EARNINGS BEFORE INCOME TAXES
                                         1998          1997          1996
--------------------------------------------------------------------------------
 FEDERAL STATUTORY RATE                  35.0%         35.0%         35.0%
 STATE INCOME TAXES,
   NET OF FEDERAL TAX BENEFIT             4.5           4.5           4.6
 DIVIDENDS ON PREFERRED STOCK             (.5)          (.5)          (.8)
 WORK OPPORTUNITY TAX CREDITS             (.2)          (.1)            -
 INVENTORY SHORTAGE TAX MATTER           (1.3)            -             -
 OTHER                                     .7            .6            .7
--------------------------------------------------------------------------------
 EFFECTIVE TAX RATE                      38.2%         39.5%         39.5%
--------------------------------------------------------------------------------

     The components of the provision for income taxes were:

--------------------------------------------------------------------------------
INCOME TAX PROVISION: EXPENSE/(BENEFIT)
(MILLIONS OF DOLLARS)                    1998          1997          1996
--------------------------------------------------------------------------------
 CURRENT:
   FEDERAL                               $497          $488          $344
   STATE                                  110            99            72
--------------------------------------------------------------------------------
                                          607           587           416
--------------------------------------------------------------------------------
 DEFERRED:
   FEDERAL                                (10)          (55)          (89)
   STATE                                   (3)           (8)          (18)
--------------------------------------------------------------------------------
                                          (13)          (63)         (107)
--------------------------------------------------------------------------------
 TOTAL                                   $594          $524          $309
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The components of the net deferred tax asset/(liability) were:

--------------------------------------------------------------------------------
NET DEFERRED TAX ASSET/(LIABILITY)           JANUARY 30,       JANUARY 31,
(MILLIONS OF DOLLARS)                           1999              1998
--------------------------------------------------------------------------------
 GROSS DEFERRED TAX ASSETS:
 SELF-INSURED BENEFITS                          $132              $117
 DEFERRED COMPENSATION                           128               103
 INVENTORY                                        72                46
 VALUATION ALLOWANCE                              64                52
 POSTRETIREMENT HEALTH CARE OBLIGATION            42                42
 OTHER                                           132               115
--------------------------------------------------------------------------------
                                                 570               475
--------------------------------------------------------------------------------
 GROSS DEFERRED TAX LIABILITIES:
 PROPERTY AND EQUIPMENT                         (374)             (306)
 OTHER                                           (63)              (49)
--------------------------------------------------------------------------------
                                                (437)             (355)
--------------------------------------------------------------------------------
 TOTAL                                          $133              $120
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


EMPLOYEE STOCK OWNERSHIP PLAN

     We sponsor a defined contribution employee benefit plan. Employees who meet certain eligibility requirements can participate by investing up to 20 percent of their compensation. We match 100 percent of each employee's contribution up to 5 percent of respective total compensation. Our contribution to the plan is invested in the ESOP. Through December 1998, ESOP preferred shares (401(k) preferred shares) were allocated to participants. In January 1999, we began providing new common shares to the ESOP to fund the employer match.

     In 1989, we loaned $379 million to the ESOP at a 9 percent interest rate. The loan was paid off during 1998. Proceeds from the loan were used by the ESOP to purchase 438,353 shares of 401(k) preferred shares. The original issue value of the 401(k) preferred shares of $864.60 per share is guaranteed by the Corporation. Each 401(k) preferred share is convertible into 60 shares of our common stock after giving effect to the 1998 and 1996 common share splits.

     Our contributions to the ESOP, plus dividends paid on all 401(k) preferred shares held by the ESOP, were used to repay the loan principal and interest. Our cash contributions to the ESOP were $17 million in 1998, $3 million in 1997 and $23 million in 1996. Dividends earned on 401(k) preferred shares held by the ESOP were $19 million in 1998, $21 million in 1997 and $22 million in 1996. The dividends on allocated 401(k) preferred shares were paid to participants' accounts in additional 401(k) preferred shares until June 1998. Dividends are now paid to participants in cash. Benefits expense, calculated based on the shares allocated method, was $29 million in 1998, $17 million in 1997 and $31 million in 1996.

     Upon a participant's termination, we are required to exchange at fair value each 401(k) preferred share for 60 shares of common stock and cash, if any. At January 30, 1999, 338,492 shares of 401(k) preferred shares were allocated to participants with a fair market value of $1,319 million. The 401(k) preferred shares are classified as shareholders' investment to the extent the preferred shares are permanent equity. The remaining 401(k) preferred shares of $24 million represent our maximum cash obligation at year-end, measured by the market value difference between the preferred shares and common shares, and is excluded from shareholders' investment.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PENSION AND POSTRETIREMENT
HEALTH CARE BENEFITS

     We adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" in 1998. The Statement only impacts disclosures of pensions and other postretirement benefits and does not change the measurement of expenses or recognition of the assets and liabilities associated with the plans.

     We have defined benefit pension plans that cover all employees who meet certain age, length of service and hours worked per year requirements. Benefits are provided based upon years of service and the employee's compensation. Retired employees also become eligible for certain health care benefits if they meet minimum age and service requirements and agree to contribute a portion of the cost.

--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
                                                             POSTRETIREMENT
                                                                HEALTH CARE
                                  PENSION BENEFITS                 BENEFITS
                                  ----------------       -----------------------
(MILLIONS OF DOLLARS)             1998        1997        1998         1997
--------------------------------------------------------------------------------
 BENEFIT OBLIGATION AT
   BEGINNING OF YEAR              $610        $523       $  81        $  77
 SERVICE COST                       35          27           1            1
 INTEREST COST                      45          39           6            5
 PLAN AMENDMENTS                     -           2           -            -
 ACTUARIAL LOSS                     65          59           5            5
 ACQUISITIONS                       26           -           -            -
 BENEFITS PAID                     (52)        (40)         (8)          (7)
--------------------------------------------------------------------------------
 BENEFIT OBLIGATION AT
   DECEMBER 31                    $729        $610       $  85        $  81
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
--------------------------------------------------------------------------------
 FAIR VALUE OF PLAN ASSETS
   AT BEGINNING OF YEAR           $718        $587       $   -        $   -
 ACTUAL RETURN ON PLAN ASSETS      106         118           -            -
 EMPLOYER CONTRIBUTION              59          50           8            7
 ACQUISITIONS                       25           -           -            -
 BENEFITS PAID                     (49)        (37)         (8)          (7)
--------------------------------------------------------------------------------
 FAIR VALUE OF PLAN ASSETS
   AT DECEMBER 31                 $859        $718       $    -       $    -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
RECONCILIATION OF PREPAID/(ACCRUED) COST
--------------------------------------------------------------------------------
 FUNDED STATUS                    $130        $108       $ (85)       $ (81)
 UNRECOGNIZED ACTUARIAL GAIN       (16)        (32)        (18)         (23)
 UNRECOGNIZED PRIOR
   SERVICE COST                      2           2           3            3
--------------------------------------------------------------------------------
 NET PREPAID/(ACCRUED) COST       $116       $  78       $(100)       $(101)
--------------------------------------------------------------------------------

  The benefit obligation and fair value of plan assets, for the pension plans with benefit obligations in excess of plan assets, were $34 and $0 as of December 31, 1998 and $26 and $0 as of December 31, 1997.

--------------------------------------------------------------------------------
NET PENSION AND POSTRETIREMENT HEALTH CARE
BENEFITS EXPENSE
                                                              POSTRETIREMENT
                               PENSION BENEFITS         HEALTH CARE BENEFITS
                         ----------------------     ----------------------------
(MILLIONS OF DOLLARS)    1998     1997     1996     1998      1997      1996
--------------------------------------------------------------------------------
 SERVICE COST BENEFITS
   EARNED DURING THE
   PERIOD                 $35      $27      $26       $1        $1        $1
 INTEREST COST ON
   PROJECTED BENEFIT
   OBLIGATION              45       39       37        6         6         6
 EXPECTED RETURN
   ON ASSETS              (58)     (48)     (44)       -         -         -
 RECOGNIZED GAINS
   AND LOSSES               3        -        1       (1)       (2)       (1)
 RECOGNIZED PRIOR
   SERVICE COST             -        1        1        -         1         -
--------------------------------------------------------------------------------
 TOTAL                    $25      $19      $21       $6        $6        $6
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

--------------------------------------------------------------------------------
ACTUARIAL ASSUMPTIONS
                                                                 POSTRETIREMENT
                                   PENSION BENEFITS        HEALTH CARE BENEFITS
                           -------------------------    ------------------------
(AS OF DECEMBER 31)         1998     1997      1996      1998     1997     1996
--------------------------------------------------------------------------------
 DISCOUNT RATE               7%     7 1/4%    7 3/4%       7%    7 1/4%   7 3/4%
 EXPECTED LONG-TERM
   RATE OF RETURN ON
   PLANS' ASSETS             9          9         9      N/A       N/A      N/A
 AVERAGE ASSUMED
   RATE OF COMPENSA-
   TION INCREASE             4      4 1/4     4 3/4      N/A       N/A      N/A
--------------------------------------------------------------------------------

     An increase in the cost of covered health care benefits of 7 percent is assumed for 1999. The rate is assumed to decrease to 6 percent in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1 percent change in assumed health care cost trend rates would have the following effects:

--------------------------------------------------------------------------------
(MILLIONS OF DOLLARS)              1% INCREASE         1% DECREASE
--------------------------------------------------------------------------------
 EFFECT ON TOTAL OF SERVICE
   AND INTEREST COST
   COMPONENTS OF NET
   PERIODIC POSTRETIREMENT
   HEALTH CARE BENEFIT COST                 $-                 $ -
 EFFECT ON THE HEALTH CARE
   COMPONENT OF THE
   POSTRETIREMENT BENEFIT
   OBLIGATION                               $5                 $(4)
--------------------------------------------------------------------------------

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

     The table below summarizes results by quarter for 1998 and 1997:

(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
                                 FIRST QUARTER      SECOND QUARTER       THIRD QUARTER       FOURTH QUARTER         TOTAL YEAR
---------------------------------------------------------------------------------------------------------------------------------
                                 1998     1997       1998     1997       1998      1997       1998     1997       1998     1997
---------------------------------------------------------------------------------------------------------------------------------
 REVENUES                      $6,468    5,889     $7,056    6,293     $7,288     6,622    $10,139    8,953    $30,951   27,757
 GROSS PROFIT (a)              $1,741    1,636     $1,913    1,707     $1,955     1,807    $ 2,708    2,287    $ 8,317    7,437
 NET EARNINGS BEFORE
   EXTRAORDINARY
   CHARGES (b) (d)             $  160      126     $  172      141     $  183       179    $   447      356    $   962      802
 NET EARNINGS (b) (c) (d)      $  158      105     $  172      130     $  182       160    $   423      356    $   935      751
 BASIC EARNINGS
   PER SHARE (b) (c) (d) (e)   $  .35      .23     $  .38      .29     $  .40       .36    $   .95      .80    $  2.08     1.68
 DILUTED EARNINGS
   PER SHARE (b) (c) (d) (e)   $  .33      .22     $  .36      .27     $  .39       .34    $   .90      .76    $  1.98     1.59
---------------------------------------------------------------------------------------------------------------------------------
 DIVIDENDS DECLARED
   PER SHARE (e)               $  .09      .08     $  .09      .08     $  .09       .08    $   .09      .09    $   .36      .33
 COMMON STOCK PRICE (f)
   HIGH                        $44.81    23.00     $52.63    32.31     $48.25     32.75    $ 63.75    36.84    $ 63.75    36.84
   LOW                         $36.25    18.94     $42.50    23.19     $33.75     26.19    $ 42.69    30.78    $ 33.75    18.94
---------------------------------------------------------------------------------------------------------------------------------

    (a)Gross profit is revenues less cost of retail sales, buying and occupancy. The LIFO provision, included in gross profit, is analyzed each quarter for estimated changes in year-end inventory levels, markup rates and internally generated retail price indices. A final adjustment is recorded in the fourth quarter for the difference between the prior quarters' estimates and the actual total year LIFO provision.

    (b)Third quarter 1998 net earnings include a $35 million pre-tax gain ($.05 per basic and diluted share) related to the 1998 securitization and a $38 million pre-tax loss ($.05 per basic and diluted share) related to the maturity of the 1995 securitization. Third quarter 1997 net earnings include a $32 million pre-tax gain ($.04 per basic and diluted share) related to the 1997 securitization transaction. Total year 1997 net earnings include a $45 million pre-tax gain ($.06 per basic and diluted share) related to the 1997 and 1995 securitization transactions.

    (c)In 1998, first, third and fourth quarter net earnings include extraordinary charges, net of tax, related to the purchase and redemption of debt of $2 million, $ 1 million and $24 million ($.01, $.00 and $.05 per basic and diluted share), respectively. In 1997, first, second and third quarter net earnings include extraordinary charges, net of tax, related to the purchase and redemption of debt of $21 million, $11 million and $19 million ($.05, $.03 and $.04 per basic share and $.05, $.02 and $.04 per diluted share), respectively.

    (d)Fourth quarter and total year 1998 net earnings before extraordinary charges, net earnings and earnings per share include a mainframe outsourcing pre-tax charge of $42 million ($.06 per basic and diluted share) and the beneficial effect of $20 million ($.04 per basic and diluted share) of the favorable outcome of our inventory shortage tax matter.

    (e)Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding and/or rounding caused by the 1998 two-for-one common share split.

    (f)Our common stock is listed on the New York Stock Exchange and Pacific Exchange. At March 19, 1999 there were 13,019 shareholders of record and the common stock price was $67.75 per share.

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Dayton Hudson Corporation

     We have audited the accompanying consolidated statements of financial position of Dayton Hudson Corporation and subsidiaries as of January 30, 1999 and January 31, 1998 and the related consolidated results of operations, cash flows and shareholders' investment for each of the three years in the period ended January 30, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dayton Hudson Corporation and subsidiaries at January 30, 1999 and January 31, 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 30, 1999 in conformity with generally accepted accounting principles.


                                                          /s/ Ernst & Young LLP

Minneapolis, Minnesota
March 1, 1999

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


/s/ Robert J. Ulrich              /s/ Douglas A. Scovanner

Robert J. Ulrich                  Douglas A. Scovanner
Chairman of the Board and         Senior Vice President and
Chief Executive Officer           Chief Financial Officer


/s/ JoAnn Bogdan

JoAnn Bogdan
Controller and Chief Accounting Officer
March 1, 1999

--------------------------------------------------------------------------------
REPORT OF AUDIT COMMITTEE

     The Audit Committee met two times during fiscal 1998 to review the overall audit scope, plans for internal and independent audits, the Corporation's systems of internal control, emerging accounting issues, officer and director expenses, audit fees and retirement plans. The Committee also met individually with the internal auditors and independent auditors, without management present, to discuss the results of their audits. The Committee encourages the internal and independent auditors to communicate closely with the Committee.

     Audit Committee results were reported to the full Board of Directors and the Corporation's annual financial statements were reviewed and approved by the Board of Directors before issuance. The Audit Committee also recommended to the Board of Directors that the independent auditors be reappointed for fiscal 1999, subject to the approval of the shareholders at the annual meeting.

March 1, 1999

SUMMARY FINANCIAL AND OPERATING DATA


(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)       1998       1997        1996        1995(a)    1994        1993
-------------------------------------------------------------------------------------------------------------------
 RESULTS OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------
 REVENUES                                       $30,951     27,757      25,371      23,516     21,311      19,233
-------------------------------------------------------------------------------------------------------------------
 COST OF RETAIL SALES, BUYING AND OCCUPANCY     $22,634     20,320      18,628      17,527     15,636      14,164
-------------------------------------------------------------------------------------------------------------------
 SELLING, PUBLICITY AND ADMINISTRATIVE          $ 5,077      4,532       4,289       4,043      3,614       3,158
-------------------------------------------------------------------------------------------------------------------
 DEPRECIATION AND AMORTIZATION                  $   780        693         650         594        548         515
-------------------------------------------------------------------------------------------------------------------
 INTEREST EXPENSE AND INTEREST EQUIVALENT       $   446        449         467         452        426         446
-------------------------------------------------------------------------------------------------------------------
 EARNINGS BEFORE INCOME TAXES AND
   EXTRAORDINARY CHARGES (c) (d)                $ 1,556      1,326         783         501        714         607
-------------------------------------------------------------------------------------------------------------------
 INCOME TAXES                                   $   594        524         309         190        280         232
-------------------------------------------------------------------------------------------------------------------
 NET EARNINGS (c) (d) (e)                       $   935        751         463         311        434         375
-------------------------------------------------------------------------------------------------------------------
 FINANCIAL POSITION DATA
-------------------------------------------------------------------------------------------------------------------
 WORKING CAPITAL                                $   948      1,005       1,329       1,432      1,569       1,436
-------------------------------------------------------------------------------------------------------------------
 PROPERTY AND EQUIPMENT, NET                    $ 8,969      8,125       7,467       7,294      6,385       5,947
-------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                   $15,666     14,191      13,389      12,570     11,697      10,778
-------------------------------------------------------------------------------------------------------------------
 LONG-TERM DEBT                                 $ 4,452      4,425       4,808       4,959      4,488       4,279
-------------------------------------------------------------------------------------------------------------------
 SHAREHOLDERS' INVESTMENT                       $ 5,311      4,460       3,790       3,403      3,193       2,849
-------------------------------------------------------------------------------------------------------------------
 PER COMMON SHARE DATA (b)
-------------------------------------------------------------------------------------------------------------------
 DILUTED EARNINGS PER SHARE (c) (d) (e)         $  1.98       1.59         .97         .65        .92         .80
-------------------------------------------------------------------------------------------------------------------
 CASH DIVIDEND DECLARED                         $   .36        .33         .32         .30        .28         .27
-------------------------------------------------------------------------------------------------------------------
 MARKET PRICE: HIGH                             $ 63.75      36.84       19.94       13.25      14.31       13.94
               LOW                              $ 33.75      18.94       12.25       10.75      10.88       10.56
               YEAR-END CLOSE                   $ 63.75      35.97       18.81       12.50      11.50       11.00
-------------------------------------------------------------------------------------------------------------------
 COMMON SHAREHOLDERS' INVESTMENT                $ 11.41       9.59        8.21        7.47       7.07        6.38
-------------------------------------------------------------------------------------------------------------------
 OTHER DATA
-------------------------------------------------------------------------------------------------------------------
 WEIGHTED AVERAGE COMMON SHARES
   OUTSTANDING (MILLIONS) (b)                     440.0      436.1       433.3       431.0      429.6       428.8
-------------------------------------------------------------------------------------------------------------------
 DILUTED AVERAGE COMMON SHARES
   OUTSTANDING (MILLIONS) (b)                     467.3      463.7       460.9       458.3      457.4       456.3
-------------------------------------------------------------------------------------------------------------------
 CAPITAL EXPENDITURES                           $ 1,657      1,354       1,301       1,522      1,095         978
-------------------------------------------------------------------------------------------------------------------
 NUMBER OF STORES: TARGET                           851        796         736         670        611         554
                   MERVYN'S                         268        269         300         295        286         276
                   DSD                               63         65          65          64         63          63
-------------------------------------------------------------------------------------------------------------------
 TOTAL STORES                                     1,182      1,130       1,101       1,029        960         893
-------------------------------------------------------------------------------------------------------------------
 TOTAL RETAIL SQUARE FOOTAGE (THOUSANDS)        130,172    123,058     117,989     109,091    101,163      93,947
-------------------------------------------------------------------------------------------------------------------
 NUMBER OF EMPLOYEES                            256,000    230,000     218,000     214,000    194,000     174,000
-------------------------------------------------------------------------------------------------------------------

    (a)Consisted of 53 weeks.

    (b)Earnings per share, dividends per share, market price per share and common shares outstanding reflect our 1998 two-for-one common share split and our 1996 three-for-one common share split.

    (c)1998 includes a $35 million pre-tax gain ($.05 per share) related to the sale of securitized accounts receivable and a $38 million pre-tax loss ($.05 per share) related to the maturity of our 1995 securitization; 1997 included a $45 million pre-tax gain ($.06 per share) related to the sales of securitized accounts receivable.

    (d)1998 includes a mainframe outsourcing pre-tax charge of $42 million ($.06 per share) and the beneficial effect of $20 million ($.04 per share) of the favorable outcome of our inventory shortage tax matter. 1996 included a real estate repositioning pre-tax charge of $134 million ($.18 per share).

    (e)Extraordinary charges, net of tax, related to early extinguishment of debt were $27 million ($.06 per share) in 1998, $51 million ($.11 per share) in 1997 and $11 million ($.02 per share) in 1996.

    The Summary Financial and Operating Data should be read in conjunction with the Notes to Consolidated Financial Statements throughout pages 25-36.


38