Form 10-K, Exhibit 13
period 2000-01-29
TARGET CORP
filed 2000-04-10
CIK 27419

 QuickLinks -- Click here to rapidly navigate through this document

1999 results

	Revenues (percent of total)	Pre-tax Segment Profit (percent of total)	Retail Square Feet (percent of total)
Department Stores	9%	12%	10%
Mervyn's	12%	8%	16%
Target	78%	80%	74%
Other	1%	—	—

Target

(dollars in millions)	1999	1998	1997
Revenues	$26,080	$23,014	$20,298	Target (at year end)	Employees: 214,000
Pre-tax Segment Profit	$2,022	$1,578	$1,287
Stores	912	851	796	[MAP]
Retail Square Feet*	102,945	94,553	87,158

* In thousands, reflects total square feet less office, warehouse and vacant space.

	Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores
Alabama	117	1	Kansas	1,290	10	New Hampshire	392	3	South Dakota	391	4
Arizona	2,982	27	Kentucky	1,274	12	New Jersey	1,625	13	Tennessee	2,001	19
Arkansas	229	2	Louisiana	203	2	New Mexico	870	8	Texas	9,297	85
California	16,355	145	Maryland	2,158	18	New York	2,288	18	Utah	1,178	7
Colorado	2,533	23	Massachusetts	522	4	North Carolina	2,668	24	Virginia	2,769	23
Delaware	146	1	Michigan	4,908	46	North Dakota	437	4	Washington	2,557	24
Florida	7,442	66	Minnesota	6,024	51	Ohio	3,571	31	Wisconsin	2,599	24
Georgia	3,445	30	Mississippi	239	2	Oklahoma	817	8	Wyoming	182	2
Idaho	406	4	Missouri	1,885	17	Oregon	1,194	11
Illinois	6,050	52	Montana	423	4	Pennsylvania	1,600	13
Indiana	2,876	30	Nebraska	1,074	9	Rhode Island	128	1
Iowa	1,868	17	Nevada	1,267	11	South Carolina	665	6	Total	102,945	912
Major Markets	No. of Stores
Greater Los Angeles	71
Chicago	38
Minneapolis/St. Paul	34
San Francisco Bay Area	28
Dallas/Ft. Worth	24
Atlanta	24
Detroit	23
Houston	21
Greater Miami	20
Phoenix	18
Denver/Boulder	15
Greater New York City	15
San Diego	14
Washington DC	14
Seattle/Tacoma	13
St. Louis	13
Tampa/St. Petersburg	12
Greater Philadelphia	12
Greater Cleveland	11
Indianapolis	11
Orlando	10
Sacramento	10
Baltimore	10

Mervyn's

(dollars in millions)	1999	1998	1997
Revenues	$4,099	$4,150	$4,219	Mervyn's (at year end)	Employees: 32,000
Pre-tax Segment Profit	$205	$240	$280
Stores	267	268	269	[MAP]
Retail Square Feet*	21,635	21,729	21,810

* In thousands, reflects total square feet less office, warehouse and vacant space.

	Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores
Arizona	1,202	15	Louisiana	449	6	New Mexico	267	3	Utah	753	8
California	9,607	124	Michigan	1,162	15	Oklahoma	269	3	Washington	1,440	16
Colorado	853	11	Minnesota	1,157	9	Oregon	559	7
Idaho	82	1	Nevada	491	7	Texas	3,344	42	Total	21,635	267
Major Markets	No. of Stores
Greater Los Angeles	48
San Francisco Bay Area	29
Dallas/Ft. Worth	12
San Diego	12
Phoenix	11
Detroit	9
Houston	9
Minneapolis/St. Paul	9
Seattle/Tacoma	9
Greater Salt Lake City	8
Denver/Boulder	6

Department Stores

(dollars in millions)	1999	1998	1997
Revenues	$3,074	$3,064	$2,970	Department Stores (at year end)	Employees: 34,000
Pre-tax Segment Profit	$296	$279	$240
Stores	64	63	65	[MAP]
Retail Square Feet*	14,060	13,890	14,090

* In thousands, reflects total square feet less office, warehouse and vacant space.

	Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores
Dayton's			Hudson's			Marshall Field's
Minnesota	3,040	12	Michigan	4,784	21	Illinois	4,173	17
North Dakota	297	3				Indiana	246	2
South Dakota	102	1				Ohio	618	3
Wisconsin	373	3				Wisconsin	427	2
						Total	14,060	64
Major Markets	No. of Stores
Chicago	16
Detroit	11
Minneapolis/St. Paul	10

management's discussion and analysis

Analysis of Operations

   Our 1999 results mark the fourth consecutive year of earnings per share growth in excess of 20 percent. This exceptional growth in earnings per share was driven by substantial expansion in Target's gross margin rate.

[Graph]

Diluted Earnings per share

	'95	'96	'97	'98	'99
as reported	$.65	$.97	$1.59	$1.98	$2.45
before unusual items		$1.18	$1.64	$2.06	$2.54

Earnings

   Our net earnings were $1,144 million in 1999, compared with $935 million in 1998 and $751 million in 1997. Earnings per share were $2.45 in 1999, $1.98 in 1998 and $1.59 in 1997. References to earnings per share refer to diluted earnings per share. Earnings per share, dividends per share and common shares outstanding reflect our 1998 two-for-one share split and our 1996 three-for-one share split.

Earnings Analysis

	Earnings			Diluted Earnings per Share
(millions, except per share data)
	1999	1998	1997	1999	1998	1997
Net earnings before unusual items	$1,188	$970	$775	$2.54	$2.06	$1.64
Mainframe outsourcing (pre-tax 1999 $5 mil, 1998 $42 mil)	(3)	(26)	—	(.01)	(.06)	—
Favorable outcome of inventory shortage tax matter	—	20	—	—	.04	—
Securitization gain/(loss) (pre-tax 1998 $3 mil loss, 1997 $45 mil gain)	—	(2)	27	—	—	.06

Net earnings before extraordinary charges	1,185	962	802	2.54	2.04	1.70
Extraordinary charges—debt repurchase	(41)	(27)	(51)	(.09)	(.06)	(.11)

Net earnings	$1,144	$935	$751	$2.45	$1.98	$1.59

Management uses net earnings before unusual items, among other standards, to measure operating performance. It supplements, and is not intended to represent a measure of performance in accordance with, disclosures required by generally accepted accounting principles. Each per share amount is calculated independently.

   Management's discussion and analysis is based on our reclassified Consolidated Results of Operations as shown and discussed on page 24.

Revenues and Comparable-Store Sales

   In 1999, our total revenues increased 9.9 percent and comparable-store sales increased 5.1 percent. Total revenues include retail sales and net credit revenues. Comparable-store sales are sales from stores open longer than one year. Revenue growth in 1999 and 1998 reflected Target's strong comparable-store sales growth and new store expansion. The impact of inflation was minimal and, as a result, the overall comparable-store sales increase closely approximated real growth.

[Graph]

Revenues
(millions)

'95	'96	'97	'98	'99
$23,234	$25,092	$27,487	$30,662	$33,702

Revenues and Comparable-Store Sales Growth

	1999		1998
	Revenues	Comparable-Store Sales	Revenues	Comparable-Store Sales
Target	13.3%	6.7%	13.4%	6.1%
Mervyn's	(1.2)	(0.7)	(1.6)	0.9
Department Stores	0.3	0.8	3.2	4.5

Total	9.9%	5.1%	11.6%	5.2%

Revenues per Square Foot

	1999	1998	1997
Target	$264	$253	$243
Mervyn's	189	191	187
Department Stores	220	219	211

Thirteen-month average retail square feet.

Gross Margin Rate

   The gross margin rate represents gross margin as a percent of sales. In 1999, our gross margin rate increased primarily due to rate expansion at Target and the Department Stores, resulting from improved markup and markdowns at Target and improved markup at the Department Stores. This increase was partially offset by the mix impact of strong growth at Target, our lowest gross margin rate division. In 1998, our overall gross margin rate increased modestly from the prior year, primarily due to lower markdowns at Target.

   The LIFO provision, included in cost of sales, is calculated based on inventory levels, markup rates and internally generated retail price indices. In 1999, the LIFO provision was a $7 million credit ($.01 per share), compared with an $18 million credit ($.02 per share) in 1998 and a $6 million charge ($.01 per share) in 1997. The 1999 LIFO credit resulted primarily from higher markup. The 1998 LIFO credit resulted primarily from higher markup and higher inventory levels.

Operating Expense Rate

   Operating expense rate represents selling, general and administrative expense (including buying and occupancy, advertising, start-up and other expense) as a percent of revenues. Our operating expense rate was essentially even with the prior year, benefiting from the overall growth of Target, our lowest expense rate division, and lower bad debt expense. These factors were offset by the lack of sales leverage in 1999 at Mervyn's and the Department Stores. The operating expense rate in 1998 was essentially even with 1997.

[Graph]

Pre-tax Segment Profit
(millions)

'95	'96	'97	'98	'99
$1,030	$1,471	$1,807	$2,097	$2,523

Pre-tax Segment Profit

   Pre-tax segment profit increased 20 percent in 1999 to $2,523 million, compared with $2,097 million in 1998 and $1,807 million in 1997. Pre-tax segment profit is earnings before LIFO, securitization effects, interest, other expense and unusual items. Target provided substantially all of our pre-tax profit growth in 1999 with a 28 percent pre-tax profit increase. Target's full-year profit margin rate increased to 7.8 percent of revenues in 1999 from 6.9 percent in 1998.

Pre-tax Segment Profit and Percent Change from Prior Year

(millions)	1999		1998
Target	$2,022	28%	$1,578	23%
Mervyn's	205	(14)	240	(14)
Department Stores	296	6	279	16

Total	$2,523	20%	$2,097	16%

Pre-tax Segment Profit as a Percent of Revenues

	1999	1998
Target	7.8%	6.9%
Mervyn's	5.0%	5.8%
Department Stores	9.6%	9.1%

EBITDA

   EBITDA is pre-tax segment profit before depreciation and amortization.

EBITDA and Percent Change from Prior Year

(millions)	1999		1998
Target	$2,589	25%	$2,074	20%
Mervyn's	343	(9)	378	(7)
Department Stores	429	4	414	12

Total	$3,361	17%	$2,866	15%

EBITDA as a Percent of Revenues

	1999	1998
Target	9.9%	9.0%
Mervyn's	8.4%	9.1%
Department Stores	14.0%	13.5%

Management uses pre-tax segment profit and EBITDA, among other standards, to measure operating performance. Pre-tax segment profit and EBITDA supplement, and are not intended to represent measures of performance in accordance with, disclosures required by generally accepted accounting principles.

Interest Expense

   We consider payments to holders of our sold securitized receivables as "interest equivalent." In 1999, the total of interest expense and interest equivalent was $442 million, $4 million lower than 1998. The average portfolio interest rate in 1999 was 7.5 percent. In 1998, the total of interest expense and interest equivalent was $3 million lower than 1997. The average portfolio interest rate in 1998 was 7.8 percent. In both years, the reduction in interest expense and interest equivalent was due to a lower average portfolio interest rate, partially offset by higher average funded balances.

   During 1999, we repurchased $381 million of debt for $444 million, resulting in an after-tax extraordinary charge of $41 million ($.09 per share). The debt repurchased had a weighted-average interest rate of 9.3 percent and an average remaining life of 18 years. The replacement of this debt with lower interest rate financing will have a favorable impact on interest expense going forward. In 1998 and 1997, we repurchased $127 million and $503 million of long-term debt, resulting in after-tax extraordinary charges of $27 million ($.06 per share) and $51 million ($.11 per share), respectively.

Income Tax Rate

   The effective income tax rate was 38.8 percent in 1999, and 38.2 percent and 39.5 percent in 1998 and 1997, respectively. The 1998 effective tax rate reflected the beneficial effect of $20 million ($.04 per share), resulting from the favorable outcome of our inventory shortage tax matter.

Securitized Receivables

   In 1998, Target Receivables Corporation (TRC), a special-purpose subsidiary, sold to the public $400 million of securitized receivables. This issue of asset-backed securities had an expected maturity of five years and a stated rate of 5.90 percent. Proceeds from the sale were used for general corporate purposes, including funding the growth of receivables. The 1998 sale transaction and the maturity of our 1995 securitization resulted in a net pre-tax loss of $3 million (less than $.01 per share), which reduced 1998 finance charge revenues and pre-tax earnings.

   In 1997, TRC sold to the public $400 million of securitized receivables, with an expected maturity of five years and a stated rate of 6.25 percent. This transaction, combined with the impact of the application of SFAS No. 125 to our 1995 securitization, resulted in a $45 million ($.06 per share) increase in finance charge revenues and pre-tax earnings.

   Our Consolidated Results of Operations also include reductions of finance charge revenues and bad debt expense related to sold securitized receivables. The amounts that represent payments to holders of our sold securitized receivables are included in our pre-tax earnings reconciliation on page 37 as interest equivalent. Interest equivalent was $49 million in 1999, $48 million in 1998 and $33 million in 1997.

Mainframe Outsourcing

   In 1998, we announced our plan to outsource our mainframe computer data center functions and expensed $42 million ($.06 per share) of related charges. During 1999, we completed the transition and expensed an additional $5 million ($.01 per share) related to the outsourcing. These expenses are included in selling, general and administrative expense.

Year 2000 Readiness Disclosure

   We began mitigating the risks associated with the year 2000 date conversion in 1993. In 1997, we established a corporate-wide, comprehensive plan of action designed to achieve an uninterrupted transition into the year 2000. This project included three major elements: 1) information technology (IT) systems, 2) non-IT, or embedded technology, systems and 3) relationships with our key business partners. The project was divided into five phases: awareness, assessment, renovation, validation and implementation. During 1999, we completed all phases for the three elements, using both internal and external resources to implement our plan.

   For our IT systems, we assessed both existing and newly implemented hardware, application software and operating systems. We also assessed non-IT systems, or embedded technology/infrastructure, risks at our stores, distribution centers and headquarters facilities. We identified our key business partners and worked closely with them to assess their readiness and mitigate the risk to us if they were not prepared for the year 2000. We installed the year 2000 ready version of Electronic Data Interchange (EDI) software and tested the software with our key vendors.

   To date, we have not experienced any significant issues associated with the date rollover. We have experienced no systems failures, no unusually high levels of returned merchandise, no interruptions of data transmission using EDI software and no major disruptions in the supply of product from our vendors. We continue to test and monitor our systems and applications for such issues in order to address them promptly, should any arise.

   In 1999, we expensed $16 million related to year 2000 readiness. Prior to 1999, we expensed $32 million related to year 2000 readiness. In addition, this program accelerated the timing of $15 million of planned capital expenditures. All expenditures related to our year 2000 readiness initiative were within our estimates, were funded by cash flow from operations and did not materially impact our other operating or investment plans.

Fourth Quarter Results

   Due to the seasonal nature of the retail industry, fourth quarter operating results typically represent a substantially larger share of total year revenues and earnings due to the inclusion of the holiday shopping season.

   Fourth quarter 1999 net earnings were $494 million, compared with $423 million in 1998. Earnings per share were $1.06 for the quarter, compared with $.90 in 1998. Total revenues increased 8.7 percent and comparable-store sales increased 3.5 percent. Our pre-tax profit increased 16 percent to $1,000 million, driven by Target's strong results.

Fourth Quarter Pre-tax Segment Profit and Percent Change from Prior Year

(millions)	1999		1998
Target	$811	26%	$646	26%
Mervyn's	69	(34)	104	—
Department Stores	120	5	115	12

Total	$1,000	16%	$865	20%

Analysis of Financial Condition

   Our financial condition remains strong. Cash flow from operations was $2,252 million, driven by earnings growth, strong inventory control and accounts payable leveraging. Internally generated funds continue to be the most important component of our capital resources and, along with our ability to access a variety of financial markets, provide funding for our expansion plans. We continue to fund the growth in our business through a combination of internally generated funds, debt and sold securitized receivables.

   During 1999, our average total receivables serviced (which includes both retained and sold securitized receivables) increased 5 percent, or $124 million, due to growth of the Target Guest Card. Year-end total receivables serviced increased 7 percent from last year. In 1999, the number of Target Guest Card holders grew to over 15 million accounts at year end, compared with 12 million in 1998.

[Graph]

Cash Flow from Operations
(millions)

'95	'96	'97	'98	'99
$1,161	$1,458	$1,795	$1,862	$2,252

   Inventory levels increased $323 million in 1999. This growth was more than fully funded by the $364 million increase in accounts payable over the same period.

   Capital expenditures were $1,918 million in 1999, compared with $1,657million in 1998. Investment in Target accounted for 87 percent of 1999 capital expenditures and included the purchase of real estate assets of a membership-based, general merchandise retailer for approximately $125 million. Net property and equipment increased $930 million. During 1999, Target opened 61 net new stores.

[Graph]

Capital Expenditures
(millions)

'95	'96	'97	'98	'99
$1,522	$1,301	$1,354	$1,657	$1,918

   Approximately 69 percent of total expenditures was for new stores, expansions and remodels. Other capital investments were for information systems, distribution and other infrastructure to support store growth, primarily at Target. Over the past five years, Target's retail square footage has grown at a compound annual rate of approximately 10 percent.

   Our financing strategy is to ensure liquidity and access to capital markets, to manage the amount of floating-rate debt and to maintain a balanced spectrum of debt maturities. Within these parameters, we seek to minimize our cost of borrowing.

   In January 1999, our Board of Directors authorized the repurchase of $1 billion of our common stock. We repurchased 9.4 million shares of stock during 1999 at a total cost of $588 million ($62.58 per share), net of the premium from exercised and expired put options. In March 2000, our Board of Directors authorized the repurchase of an additional $1 billion of our common stock.

   Repurchases are made primarily in open market transactions, subject to market conditions. Our program also includes the sale of put options that entitle the holder to sell shares of our common stock to us, at a specified price, if the holder exercises the option. During 2000, we expect to continue to repurchase shares at a pace similar to that of 1999.

   A key to our access to liquidity and capital markets is maintaining strong investment-grade debt ratings. During the year, our debt ratings were upgraded by Duff & Phelps. Subsequent to year-end, as reflected in the table below, our debt ratings were also upgraded by Moody's. Further liquidity is provided by $1.6 billion of committed lines of credit obtained through a group of 31 banks.

Credit Ratings

	Moody's	Standard and Poor's	Duff & Phelps
Long-term debt	A2	A-	A
Commercial paper	P-1	A-2	D-1
Sold securitized receivables	Aaa	AAA	N/A

Performance Objectives

   [Graph]

Market Price per Share
(year-end close)

'95	'96	'97	'98	'99
$12.50	$18.81	$35.97	$63.75	$63.38

Shareholder Return

   Our primary objective is to maximize shareholder value over time through a combination of share price appreciation and dividend income while maintaining a prudent and flexible capital structure. Our total return to shareholders over the last five years averaged 43 percent annually, returning about $618 for each $100 invested in our stock at the beginning of this period.

Measuring Value Creation

   We measure value creation internally using a form of Economic Value Added (EVA), which we define as after-tax segment profit less a capital charge for all investment employed. The capital charge is an estimate of our after-tax cost of capital adjusted for the age of our stores, recognizing that mature stores inherently have higher returns than newly opened stores. We estimate the after-tax cost of capital for our retail business is approximately 9 percent, while our credit operations' after-tax cost of capital is approximately 5 percent as a result of its ability to support higher debt levels. We expect to generate returns in excess of these costs of capital, thereby producing EVA.

   EVA is used to evaluate our performance and to guide capital investment decisions. A significant portion of executive incentive compensation is tied to the achievement of targeted levels of annual EVA improvement.

Financial Objectives

   We believe that managing our business with a focus on EVA helps achieve our objective of average annual earnings per share growth of 15 percent or more over time. Our financial strategy is to produce these results with strong interest coverage and prudent levels of debt, which will allow efficient capital market access to fund our growth. Earnings per share before unusual items has grown at a compound annual rate of 23 percent over the last five years.

   Reflecting our strong cash flow, we ended 1999 with a retail debt ratio of 40 percent. In evaluating our debt level, we separate retail operations from credit operations due to their inherently different financial characteristics. We view the appropriate capitalization of our credit operations to be 88 percent debt and 12 percent equity, similar to ratios of comparable credit card businesses.

Debt Ratios and Interest Coverage

	1999		1998		1997
Retail	40%		41%		45%
Credit	88%		88%		88%
Total debt ratio	49%		50%		54%
Interest coverage	4.6	x	4.0	x	3.4	x

Debt ratios and interest coverage include the impact of sold securitized receivables and off-balance sheet operating leases as if they were debt. Interest coverage represents the ratio of pre-tax earnings before unusual items and fixed charges to fixed charges (interest expense, interest equivalent and the interest portion of rent expense).

[Two Graphs]

Retail Capitalization
(millions)

	'97	'98	'99
debt	$4,127	$4,118	$4,334
total	$9,082	$9,988	$10,795

Credit Capitalization
(millions)

	'97	'98	'99
debt	$2,026	$2,108	$2,281
total	$2,302	$2,395	$2,592

Credit Operations

   We offer proprietary credit in each of our business segments. These credit programs strategically support our core retail operations and are an integral component of each business segment. The programs contribute to our earnings growth by driving sales at our stores and through growth in credit contribution. Therefore, credit contribution, shown below, is reflected in each business segment's pre-tax profit on a receivables serviced basis. Because we service both the retained and sold securitized receivables, we manage our portfolio on a serviced basis. In contrast, our consolidated financial statements reflect only our retained securitized receivables.

   In 1999, pre-tax contribution from credit increased 16 percent over the prior year, compared with a 5 percent growth in average receivables serviced. The improved credit performance reflects continued growth of the Target Guest Card, improved delinquency experience and a decrease in write-offs as a percent of receivables. In 1998 and 1997, the bad debt provision exceeded net write-offs during the year. In 1999, the bad debt provision was equal to net write-offs.

Credit Contribution

(millions)	1999	1998	1997
Revenues:
Finance charges, late fees and other revenues	$609	$588	$510
Merchant fees	90	81	77

Total revenues	699	669	587

Expenses:
Bad debt	147	180	190
Operations and marketing	182	169	125

Total expenses	329	349	315

Pre-tax credit contribution	$370	$320	$272

   Merchant fees are intercompany fees charged to our retail operations on a basis similar to fees charged by third-party credit card issuers. These fees, which include deferred billing fees charged for carrying non-revenue-earning revolving balances, are eliminated in consolidation. Operations and marketing expenses include costs associated with the opening, retention and servicing of accounts.

Average Receivables Serviced

(millions)	1999	1998	1997
Target	$974	$803	$644
Mervyn's	718	764	812
Department Stores	719	720	707

Total average receivables serviced	$2,411	$2,287	$2,163

Total year-end receivables serviced	$2,681	$2,496	$2,424

Allowance for Doubtful Accounts

(millions)	1999		1998		1997
Allowance at beginning of year	$203		$168		$119
Bad debt provision	147		180		190
Net write-offs	(147)		(145)		(141)

Allowance at end of year	$203		$203		$168

As a percent of year-end receivables serviced	7.6%		8.1%		6.9%
As a multiple of current year net write-offs	1.4	x	1.4	x	1.2	x

[Two Graphs]

Credit Contribution
(millions)

'95	'96	'97	'98	'99
$179	$210	$272	$320	$370

New Accounts Opened
(millions)

	'95	'96	'97	'98	'99
Target	2.1	2.7	3.9	3.9	3.2
Mervyn's	1.2	1.0	1.3	1.2	.8
Department Stores	.6	.5	.7	.6	.6

Fiscal Year 2000

   As we look forward into 2000, we believe that we will deliver another year of strong growth in revenues and earnings, driven primarily by increases in comparable-store sales and new store growth at Target. Our gross margin rate is expected to be essentially even with 1999. Our operating expense rate is expected to benefit modestly from the leveraging of fixed costs. Our credit operations are also expected to contribute to our growth in earnings as we continue to open new accounts, especially at Target, and leverage operating expenses.

   In 2000, we expect to reinvest $2.5 to $3 billion in our business, through a combination of capital investment and repurchase of our shares. In the upcoming year, Target plans to open approximately 80 total new stores, including locations in two new states, West Virginia and Connecticut. Once again, our opening plans will focus on markets in the Mid-Atlantic and Northeast, and we will essentially double our number of SuperTarget locations from the 16 we operated at year-end. We expect Target's retail square footage to expand in the range of 8 to 10 percent annually for the foreseeable future. Our planned capital expenditures also include ongoing remodeling programs at all three operating segments and other capital support. Funding sources for the growth of our business include internally generated funds, debt and sold securitized receivables.

   The total of interest expense and interest equivalent is expected to be moderately higher than 1999 due to higher average funded balances, partially offset by a lower average portfolio interest rate. Our $800 million of sold securitized receivables will result in approximately $50 million of interest equivalent for the year.

   The effective income tax rate is expected to approximate 38.5 percent.

Forward-Looking Statements

   This Annual Report, including the preceding management's discussion and analysis, contains forward-looking statements regarding our performance, liquidity and the adequacy of our capital resources. Those statements are based on our current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. We caution that the forward-looking statements are qualified by the risks and challenges posed by increased competition, shifting consumer demand, changing consumer credit markets, changing capital markets and general economic conditions, hiring and retaining effective team members, sourcing merchandise from domestic and international vendors, investing in new business strategies, achieving our growth objectives, and other risks and uncertainties. As a result, while we believe that there is a reasonable basis for the forward-looking statements, you should not place undue reliance on those statements. You are encouraged to review Exhibit (99)C attached to our Form 10-K Report for the year ended January 29, 2000, which contains additional important factors that may cause actual results to differ materially from those predicted in the forward-looking statements.

[Pullout]

consolidated results of operations

(millions, except per share data)	1999	1998	1997
Sales	$33,212	$30,203	$27,019
Net credit revenues	490	459	468

Total revenues	33,702	30,662	27,487

Cost of sales	23,029	21,085	18,944
Selling, general and administrative expense	7,490	6,843	6,108
Depreciation and amortization	854	780	693
Interest expense	393	398	416

Earnings before income taxes and extraordinary charges	1,936	1,556	1,326
Provision for income taxes	751	594	524

Net earnings before extraordinary charges	1,185	962	802
Extraordinary charges from purchase and redemption of debt, net of tax	41	27	51

Net earnings	$1,144	$935	$751

Earnings before extraordinary charges	$2.64	$2.14	$1.80
Extraordinary charges	(.09)	(.06)	(.12)

Basic earnings per share	$2.55	$2.08	$1.68

Earnings before extraordinary charges	$2.54	$2.04	$1.70
Extraordinary charges	(.09)	(.06)	(.11)

Diluted earnings per share	$2.45	$1.98	$1.59

Weighted average common shares outstanding:
Basic	441.3	440.0	436.1
Diluted	465.7	467.3	463.7

See Notes to Consolidated Financial Statements throughout pages 24-37.

Summary of Accounting Policies

   Organization Effective beginning of fiscal year 2000, Dayton Hudson Corporation changed its name to Target Corporation. We are a general merchandise retailer, comprised of three operating segments: Target; Mervyn's; and Dayton's, Marshall Field's, Hudson's (the Department Stores). Target, an upscale discount chain located in 44 states at year-end, contributed 78 percent of our 1999 total revenues. Mervyn's, a middle-market promotional department store located in 14 states in the West, South and Midwest, contributed 12 percent of total revenues. The Department Stores, traditional department stores located in eight states in the upper Midwest, contributed 9 percent of total revenues.

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

   Fiscal Year Our fiscal year ends on the Saturday nearest January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years. Fiscal years 1999, 1998 and 1997 consisted of 52 weeks.

   Reclassifications Within the Consolidated Results of Operations, certain reclassifications have been made to prior years' income and expense amounts to conform to the 1999 presentation. None of the reclassifications impacted our net earnings or earnings per share in any period. The reclassifications include the separate presentation of sales and net credit revenues; the application of the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements"; the classification of buying and occupancy expenses in selling, general and administrative expense rather than cost of sales; and the classification of taxes other than income taxes in selling, general and administrative expense.

notes to consolidated financial statements

Revenues

   Revenue from retail sales is recognized at the time of sale. Leased department sales, net of related cost of sales, are included within sales and were $31 million in 1999, $29 million in 1998, and $25 million in 1997. Net credit revenues include finance charges and late fees on internal credit sales, net of the effect of sold securitized receivables. Internal credit sales were $5.0 billion, $4.5 billion and $4.2 billion in 1999, 1998 and 1997, respectively.

Advertising Costs

   Advertising costs, included in selling, general and administrative expense, are expensed as incurred and were $791 million, $745 million and $679 million for 1999, 1998 and 1997, respectively.

Impact of Year 2000

   Year 2000 related costs, included in selling, general and administrative expense, were expensed as incurred. In 1999, we expensed $16 million related to year 2000 readiness. Prior to 1999, we expensed $32 million. In addition, we accelerated the timing of $15 million of planned capital expenditures, which are recorded in property and equipment at cost less accumulated depreciation.

Mainframe Outsourcing

   In 1998, we announced our plan to outsource our mainframe computer data center functions and expensed $42 million ($.06 per share) of related charges. During 1999, we completed the transition and expensed an additional $5 million ($.01 per share) related to the outsourcing. These expenses are included in selling, general and administrative expense.

Start-up Expense

   In first quarter 1999, we adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." The adoption did not impact total year start-up expense, which is included in selling, general and administrative expense.

Earnings per Share

   Basic EPS is net earnings, less dividend requirements on the Employee Stock Ownership Plan (ESOP) preferred shares prior to their conversion to common shares, divided by the average number of common shares outstanding during the period. In January 2000, each outstanding ESOP preferred share was converted into 60 shares of our common stock. These shares are now included within weighted average common shares outstanding.

   Diluted EPS assumed conversion of the ESOP preferred shares into common shares and replacement of the ESOP preferred dividends with common stock dividends, prior to the conversion of all preferred shares in January 2000. In addition, net earnings were adjusted for expense required to fund the ESOP debt service, prior to repayment of the loan in 1998. References herein to earnings per share refer to Diluted EPS.

   All earnings per share, dividends per share and common shares outstanding reflect our 1998 two-for-one share split.

	Basic EPS			Diluted EPS
(millions, except per share data)
	1999	1998	1997	1999	1998	1997
Net earnings*	$1,185	$962	$802	$1,185	$962	$802
Less: ESOP net earnings adjustment	(18)	(20)	(20)	(4)	(8)	(13)

Adjusted net earnings*	$1,167	$942	$782	$1,181	$954	$789

Weighted average common shares outstanding	441.3	440.0	436.1	441.3	440.0	436.1
Performance shares	—	—	—	.1	.8	1.3
Stock options	—	—	—	5.8	5.5	3.9
Assumed conversion of ESOP preferred shares	—	—	—	18.5	21.0	22.4

Total common equivalent shares outstanding	441.3	440.0	436.1	465.7	467.3	463.7

Earnings per share*	$2.64	$2.14	$1.80	$2.54	$2.04	$1.70

*
Before extraordinary charges

consolidated statements of financial position

(millions)	January 29, 2000	January 30, 1999
Assets
Cash and cash equivalents	$220	$255
Retained securitized receivables	1,837	1,656
Inventory	3,798	3,475
Other	628	619

Total current assets	6,483	6,005
Property and equipment
Land	2,069	1,868
Buildings and improvements	7,807	7,217
Fixtures and equipment	3,422	3,274
Construction-in-progress	526	378
Accumulated depreciation	(3,925)	(3,768)

Property and equipment, net	9,899	8,969
Other	761	692

Total assets	$17,143	$15,666

Liabilities and shareholders' investment
Accounts payable	$3,514	$3,150
Accrued liabilities	1,520	1,444
Income taxes payable	318	207
Current portion of long-term debt and notes payable	498	256

Total current liabilities	5,850	5,057
Long-term debt	4,521	4,452
Deferred income taxes and other	910	822
Convertible preferred stock, net	—	24
Shareholders' investment
Convertible preferred stock	—	268
Common stock	76	74
Additional paid-in-capital	730	286
Retained earnings	5,056	4,683

Total shareholders' investment	5,862	5,311

Total liabilities and shareholders' investment	$17,143	$15,666

See Notes to Consolidated Financial Statements throughout pages 24-37.

notes to consolidated financial statements

Cash Equivalents

   Cash equivalents represent short-term investments with a maturity of three months or less from the time of purchase.

Retained Securitized Receivables

   Through our special purpose subsidiary, Target Receivables Corporation (TRC), we transfer, on an ongoing basis, substantially all of our receivables to a trust in return for certificates representing undivided interests in the trust's assets. TRC owns the undivided interest in the trust's assets, other than the sold securitized receivables and the 2 percent of trust assets held by Retailers National Bank (RNB), a wholly owned subsidiary of the Corporation that also services the receivables. Prior to June 1998, RNB held 5 percent of trust assets. The undivided interests held by TRC and RNB, as well as related income and expenses, are reflected in each operating segment's assets and operating results based on the origin of the credit sale giving rise to the receivable.

   In 1998, TRC sold to the public $400 million of securitized receivables. This issue of asset-backed securities had an expected maturity of five years and a stated rate of 5.90 percent. Proceeds from the sale were used for general corporate purposes, including funding the growth of receivables. The 1998 sale transaction and the maturity of our 1995 securitization resulted in a net loss of $3 million (less than $.01 per share), which reduced 1998 finance charge revenues and pre-tax earnings.

   In 1997, TRC sold to the public $400 million of securitized receivables, with an expected maturity of five years and a stated rate of 6.25 percent. This transaction, combined with the impact of the application of SFAS No. 125 to our 1995 securitization, resulted in a $45 million ($.06 per share) increase in finance charge revenues and pre-tax earnings.

   At year-end 1999, $800 million of securitized receivables had been sold to investors and TRC had borrowed $100 million through the issuance of notes payable secured by receivables.

   The fair value of the retained securitized receivables, classified as available for sale, was $1,837 million and $1,656 million at year-end 1999 and 1998, respectively. The fair value of the retained securitized receivables was lower than the aggregate receivables value by $157 million and $156 million at year-end 1999 and 1998, respectively, due to our estimates of ultimate collectibility. Write-downs have been included in selling, general and administrative expense.

Inventory

   Inventory and the related cost of sales are accounted for by the retail inventory accounting method using the last-in, first-out (LIFO) basis and are stated at the lower of LIFO cost or market. The cumulative LIFO provision was $53 million and $60 million at year-end 1999 and 1998, respectively.

Property and Long-lived Assets

   Property and long-lived assets are recorded at cost less accumulated depreciation or amortization. Depreciation and amortization are computed using the straight-line method over estimated useful lives. Accelerated depreciation methods are generally used for income tax purposes.

   Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Buildings and improvements	8 – 50
Fixtures and equipment	5 – 8
Computer hardware and software	4
Intangible assets and goodwill	3 – 20

   On an ongoing basis, we evaluate our long-lived assets for impairment using undiscounted cash flow analysis.

Accounts Payable

   Outstanding drafts included in accounts payable were $599 million and $519 million at year-end 1999 and 1998, respectively.

consolidated statements of cash flows

(millions)	1999	1998	1997
Operating activities
Net earnings before extraordinary charges	$1,185	$962	$802
Reconciliation to cash flow:
Depreciation and amortization	854	780	693
Deferred tax provision	75	(11)	(63)
Other noncash items affecting earnings	163	70	43
Changes in operating accounts providing/(requiring) cash:
Retained securitized receivables	(181)	(56)	(235)
Sold securitized receivables	—	400	400
Maturity of sold securitized receivables	—	(400)	—
Inventory	(323)	(198)	(220)
Other current assets	(57)	(46)	(35)
Other assets	(65)	(65)	(33)
Accounts payable	364	336	199
Accrued liabilities	100	75	182
Income taxes payable	137	15	62

Cash flow provided by operations	2,252	1,862	1,795

Investing activities
Expenditures for property and equipment	(1,918)	(1,657)	(1,354)
Proceeds from disposals of property and equipment	126	107	123
Acquisition of subsidiaries, net of cash received	—	(100)	—
Other	(15)	(5)	—

Cash flow required for investing activities	(1,807)	(1,655)	(1,231)

Net financing sources	445	207	564

Financing activities
Increase/(decrease) in notes payable, net	564	(305)	(127)
Additions to long-term debt	285	600	375
Reductions of long-term debt	(600)	(343)	(690)
Principal payments received on loan to ESOP	—	8	22
Dividends paid	(195)	(178)	(165)
Repurchase of stock	(581)	—	—
Other	47	55	31

Cash flow used for financing activities	(480)	(163)	(554)

Net (decrease)/increase in cash and cash equivalents	(35)	44	10
Cash and cash equivalents at beginning of year	255	211	201

Cash and cash equivalents at end of year	$220	$255	$211

Amounts presented herein are on a cash basis and therefore may differ from those shown in other sections of this Annual Report. Cash paid for income taxes was $575 million, $564 million and $454 million during 1999, 1998 and 1997, respectively. Cash paid for interest (including interest capitalized) was $405 million, $393 million and $485 million during 1999, 1998 and 1997, respectively.

See Notes to Consolidated Financial Statements throughout pages 24-37.

notes to consolidated financial statements

Lines of Credit

   At January 29, 2000, two committed credit agreements totaling $1.6 billion were in place through a group of 31 banks at specified rates. There were no balances outstanding at any time during 1999 or 1998 under these agreements.

Long-term Debt and Notes Payable

   At January 29, 2000, $664 million of notes payable were outstanding, $564 million of which were classified as long-term debt as they were supported by our $800 million committed credit agreement that expires in 2002. The remaining $100 million of notes payable is financing secured by the Target Credit Card Master Trust Series 1996-1 Class A variable funding certificate. This certificate is debt of TRC and is classified in the current portion of long-term debt and notes payable. The average amount of secured and unsecured notes payable outstanding during 1999 was $775 million at a weighted-average interest rate of 5.5 percent.

   In 1999, we issued $285 million of floating-rate notes bearing interest at initial rates between 5.32 and 5.52 percent, maturing in July through September 2001. The proceeds were used for general corporate purposes. Also during 1999, we repurchased $381 million of long-term debt with an average remaining life of 18 years and a weighted-average interest rate of 9.3 percent, resulting in an after-tax extraordinary charge of $41 million ($.09 per share).

   In 1998, we issued $200 million of long-term debt at 6.65 percent, maturing in 2028 and $200 million at 5.88 percent, maturing in 2008. We also issued $200 million of long-term debt maturing in 2010, which is puttable in 2000, and we sold to a third party the right to call and remarket these securities in 2000 to their final maturity. Also during 1998, we repurchased $127 million of long-term debt, resulting in an after-tax extraordinary charge of $27 million ($.06 per share).

   At year end our debt portfolio was as follows:

Long-term Debt and Notes Payable

	January 29, 2000		January 30, 1999
(millions)
	Rate*	Balance	Rate*	Balance
Notes payable	5.8%	$664	5.2%	$100
Notes and debentures:
Due 1999-2003	7.8	1,682	8.1	1,544
Due 2004-2008	7.5	699	7.6	701
Due 2009-2013	7.9	472	8.1	564
Due 2014-2018	9.5	34	9.6	70
Due 2019-2023	8.5	759	8.7	1,009
Due 2024-2028	6.6	474	6.6	475
Due 2029-2037	5.9	100	5.9	100

Total notes payable, notes and debentures**	7.5%	$4,884	7.9%	$4,563
Capital lease obligations		135		145
Less: current portion		(498)		(256)

Long-term debt and notes payable		$4,521		$4,452

*
Reflects the weighted-average stated interest rate as of year end.
**
The estimated fair value of total notes payable and notes and debentures, using a discounted cash flow analysis based on our incremental interest rates for similar types of financial instruments, was $4,893 million at January 29, 2000 and $5,123 million at January 30, 1999.

   Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are $488 million in 2000, $638 million in 2001, $756 million in 2002, $464 million in 2003 and $105 million in 2004.

   Subsequent to year-end 1999, we issued $500 million of additional long-term debt bearing interest at 7.50 percent, maturing in February 2005.

Derivatives

   From time to time we use interest rate swaps to hedge our exposure to interest rate risk. The fair value of the swaps is not reflected in the financial statements and any gain or loss recognized upon early termination is amortized over the life of the related debt obligation. The fair value of existing swaps is immaterial.

   In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted for fiscal years beginning after June 15, 2000. We have analyzed the impact of SFAS No. 133 on our existing and currently anticipated activities and do not believe the adoption of this new statement will have a material effect on our earnings or financial position.

consolidated statements of shareholders' investment

(millions, except share data)	Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Loan to ESOP	Total
February 1, 1997	$271	$72	$146	$3,348	$(47)	$3,790
Consolidated net earnings	—	—	—	751	—	751
Dividends declared	—	—	—	(169)	—	(169)
Tax benefit on unallocated preferred stock dividends and options	—	—	17	—	—	17
Conversion of preferred stock and other	9	—	18	—	—	27
Net reduction in loan to ESOP	—	—	—	—	28	28
Stock option activity	—	1	15	—	—	16

January 31, 1998	280	73	196	3,930	(19)	4,460
Consolidated net earnings	—	—	—	935	—	935
Dividends declared	—	—	—	(182)	—	(182)
Tax benefit on unallocated preferred stock dividends and options	—	—	25	—	—	25
Conversion of preferred stock and other	(12)	—	37	—	—	25
Net reduction in loan to ESOP	—	—	—	—	19	19
Stock option activity	—	1	28	—	—	29

January 30, 1999	268	74	286	4,683	—	5,311
Consolidated net earnings	—	—	—	1,144	—	1,144
Dividends declared	—	—	—	(191)	—	(191)
Repurchase of stock	—	(1)	—	(580)	—	(581)
Issuance of stock for ESOP	—	—	81	—	—	81
Tax benefit on unallocated preferred stock dividends and options	—	—	29	—	—	29
Conversion of preferred stock	(268)	3	289	—	—	24
Stock option activity	—	—	45	—	—	45

January 29, 2000	$—	$76	$730	$5,056	$—	$5,862

Common Stock Authorized 3,000,000,000 shares, $.1667 par value; 455,841,388 shares issued and outstanding at January 29, 2000; 441,809,806 shares issued and outstanding at January 30, 1999.

In January 1999, our Board of Directors authorized the repurchase of $1 billion of our common stock. We repurchased 9.4 million shares of stock during 1999 at a total cost of $588 million ($62.58 per share), net of the premium from exercised and expired put options. In March 2000, our Board of Directors authorized the repurchase of an additional $1 billion of our common stock. Repurchases are made primarily in open market transactions, subject to market conditions. Our program also includes the sale of put options that entitle the holder to sell shares of our common stock to us, at a specified price, if the holder exercises the option.

We sold put options on 4.7 million shares in 1999. Options on 1.4 million shares outstanding at the end of 1999 entitled their holders to sell shares of our common stock to us at prices ranging from $63 to $74 per share on specific dates during February through June 2000. Premiums received from the sale of put options during the year were recorded in retained earnings and totaled $23 million, $7 million of which represents premiums received on put options outstanding at year end.

Preferred Stock Authorized 5,000,000 shares; no shares of Series B ESOP Convertible Preferred Stock, $.01 par value, were issued and outstanding at January 29, 2000 and 338,492 shares were issued and outstanding at January 30, 1999. In January 2000, each share of Series B ESOP Convertible Preferred Stock was converted into 60 shares of our common stock. Prior to conversion, these shares had voting rights equal to the equivalent number of common shares and were entitled to cumulative annual dividends of $56.20.

Junior Preferred Stock Rights In 1996, we declared a distribution of shares of preferred share purchase rights. Terms of the plan provide for a distribution of one preferred share purchase right for each outstanding share of our common stock. Each right will entitle shareholders to buy one six-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $50.00, subject to adjustment. The rights will be exercisable only if a person or group acquires ownership of 20 percent or more of our common stock or announces a tender offer to acquire 30 percent or more of our common stock.

See Notes to Consolidated Financial Statements throughout pages 24-37.

Stock Option Plan

   We have a stock option plan for key employees. Options include incentive stock options, non-qualified stock options or a combination of the two. A majority of the options vest annually in equal amounts over a four-year period. These options are cumulatively exercisable and expire no later than ten years after the date of the grant. The non-employee members of our Board of Directors also participate in our stock option plan. Their options become exercisable after one year and have a ten-year term. The typical frequency of stock option grants is once each fiscal year.

   We also have a performance share and restricted share plan for key employees. The last grant was made in 1995, and all shares relating to outstanding grants were issued in 1999 pursuant to the plan. Performance shares were issued to the extent certain financial goals were met over the four-year period from the date of grant. Restricted shares were issued four years from the date of grant. Once issued, performance shares and restricted shares generally vest only upon retirement.

Options, Performance Shares and Restricted Shares Outstanding

	Options
	Total Outstanding		Currently Exercisable
(shares in thousands)	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Performance Shares		Restricted Shares
February 1, 1997	14,610	$13.48	4,782	$10.88	1,264		311
Granted	2,653	33.63
Canceled	(346)	15.02
Exercised	(2,450)	10.27

January 31, 1998	14,467	$17.69	4,860	$13.15	794		212
Granted	3,309	48.16
Canceled	(173)	23.77
Exercised	(2,023)	12.27

January 30, 1999	15,580	$24.79	5,685	$16.49	519	*	123	*
Granted	1,906	67.63
Canceled	(176)	34.91
Exercised	(1,279)	14.03

January 29, 2000	16,031	$30.63	7,858	$20.46	—		—

*
All shares were issued in 1999 pursuant to the plan.

Options Outstanding

(shares in thousands)	Shares Outstanding at January 29, 2000	Range of Exercise Price
	5,209	$ 9.97 – $15.00
	3,424	$15.00 – $25.00
	2,246	$25.00 – $35.00
	1,211	$35.00 – $45.00
	2,032	$45.00 – $55.00
	1,909	$55.00 – $68.69

Total	16,031	$ 9.97 – $68.69

   As of January 29, 2000, outstanding options had a weighted-average remaining contractual life of 7.2 years. The number of unissued common shares reserved for future grants under the stock option plans was 24,489,897 at January 29, 2000, and 4,136,969 at January 30, 1999.

   We apply APB No. 25, "Accounting for Stock Issued to Employees," to account for our stock option and performance share plans. Because the exercise price of our employee stock options equals the market price of the underlying stock on the grant date, no compensation expense related to options is recognized. Performance share compensation expense was recognized based on the fair value of the shares at the end of each reporting period. If we had elected to recognize compensation cost based on the fair value of the options and performance shares at grant date as prescribed by SFASNo.123, "Accounting for Stock-Based Compensation," net earnings would have been the pro forma amounts shown below. EPS calculated under SFAS No. 123 would be $.03 lower than reported EPS in 1999 and unchanged from reported EPS in 1998 and 1997.

Pro Forma Earnings

(millions)	1999	1998	1997
Net earnings—as reported	$1,144	$935	$751
Net earnings—pro forma	$1,132	$934	$751

   The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

	1999	1998	1997
Dividend yield	.6%	.7%	1.0%
Volatility	30%	30%	25%
Risk free interest rate	6.6%	4.6%	5.4%
Expected life in years	5.6	5.6	5.6
Weighted average fair value at grant date	$25.81	$16.24	$10.52

Pension and Postretirement Health Care Benefits

   We have defined benefit pension plans that cover all employees who meet certain age, length of service and hours worked per year requirements. Benefits are provided based upon years of service and the employee's compensation. Retired employees also become eligible for certain health care benefits if they meet minimum age and service requirements and agree to contribute a portion of the cost.

   In 1999, we adopted a change in the measurement date of our pension and postretirement health care benefits plans from December 31 to October 31. Prior periods have not been restated, as the impact of the change is not material.

Change in Benefit Obligation

			Postretirement Health Care Benefits
	Pension Benefits
(millions)
	1999	1998	1999	1998
Benefit obligation at beginning of measurement period	$729	$610	$85	$81
Service cost	44	35	2	1
Interest cost	53	45	6	6
Actuarial loss	76	65	9	5
Acquisitions	—	26	—	—
Benefits paid	(40)	(52)	(8)	(8)

Benefit obligation at end of measurement period	$862	$729	$94	$85

Change in Plan Assets
Fair value of plan assets at beginning of measurement period	$859	$718	$—	$—
Actual return on plan assets	62	106	—	—
Employer contribution	100	59	8	8
Acquisitions	—	25	—	—
Benefits paid	(39)	(49)	(8)	(8)

Fair value of plan assets at end of measurement period	$982	$859	$—	$—

Reconciliation of Prepaid/(Accrued) Cost
Funded status	$120	$130	$(94)	$(85)
Unrecognized actuarial loss/(gain)	51	(16)	(7)	(18)
Unrecognized prior service cost	8	2	2	3

Net prepaid/(accrued) cost	$179	$116	$(99)	$(100)

The benefit obligation and fair value of plan assets, for the pension plans with benefit obligations in excess of plan assets, were $49 and $0 as of October 31, 1999, and $34 and $0 as of December 31, 1998.

Net Pension and Postretirement Health Care Benefits Expense

				Postretirement Health Care Benefits
	Pension Benefits
(millions)
	1999	1998	1997	1999	1998	1997
Service cost benefits earned during the period	$44	$35	$27	$2	$1	$1
Interest cost on projected benefit obligation	53	45	39	6	6	6
Expected return on assets	(72)	(58)	(48)	—	—	—
Recognized gains and losses	9	3	—	—	(1)	(2)
Recognized prior service cost	1	—	1	—	—	1

Total	$35	$25	$19	$8	$6	$6

   The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

Actuarial Assumptions

	Pension Benefits					Postretirement Health Care Benefits
	1999		1998	1997		1999		1998	1997
Discount rate	7	1/2%	7%	7	1/4%	7	1/2%	7%	7	1/4%
Expected long-term rate of return on plans' assets	9		9	9		n/a		n/a	n/a
Average assumed rate of compensation increase	4	1/2	4	4	1/4	n/a		n/a	n/a

   An increase in the cost of covered health care benefits of 6 percent is assumed for 2000. The rate is assumed to remain at 6 percent in the future. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1 percent change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$—	$—
Effect on the health care component of the postretirement benefit obligation	$5	$(4)

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

   In 1989, we loaned $379 million to the ESOP at a 9 percent interest rate. Proceeds from the loan were then used by the ESOP to purchase 438,353 shares of 401(k) preferred shares. The original issue value of the 401(k) preferred shares of $864.60 per share was guaranteed by the Corporation. The loan was paid off during 1998 using dividends paid on all 401(k) preferred shares held by the ESOP. In January 2000, each 401(k) preferred share was converted into 60 shares of common stock.

   Prior to the conversion of all 401(k) preferred shares to common stock, we were required to exchange at fair value each 401(k) preferred share for 60 shares of common stock and cash, if any, upon a participant's termination. The 401(k) preferred shares were classified as shareholders' investment to the extent the preferred shares were permanent equity.

   Dividends earned on 401(k) preferred shares held by the ESOP were $19 million in both 1999 and 1998 and $21 million in 1997. The dividends on allocated 401(k) preferred shares were paid to participants' accounts in additional 401(k) preferred shares until June 1998. Dividends are now paid to participants in cash. Benefits expense was $78 million in 1999, $29 million in 1998 and $17 million in 1997.

Leases

   Assets held under capital leases are included in property and equipment and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized and lease rentals are expensed. Rent expense on buildings, classified in selling, general and administrative expense, includes percentage rents that are based on a percentage of retail sales over stated levels. Total rent expense was $168 million, $150 million and $143 million in 1999, 1998 and 1997, respectively. Most of the long-term leases include options to renew, with terms varying from five to 30 years. Certain leases also include options to purchase the property.

   Future minimum lease payments required under noncancelable lease agreements existing at January 29, 2000, were:

Future Minimum Lease Payments

(millions)	Operating Leases	Capital Leases
2000	$113	$22
2001	105	21
2002	96	21
2003	80	19
2004	70	18
After 2004	634	124

Total future minimum lease payments	$1,098	$225
Less: interest*	(302)	(90)

Present value of minimum lease payments	$796	$135	**

*
Calculated using the interest rate at inception for each lease (the weighted average interest rate was 8.8 percent).
**
Includes current portion of $10 million.

Owned and Leased Store Locations

   At year end, owned, leased and "combined" (combination owned/leased) store locations by operating segment were as follows:

	Owned	Leased	Combined	Total
Target	705	92	115	912
Mervyn's	160	68	39	267
Department Stores	51	12	1	64

Total	916	172	155	1,243

Income Taxes

   Reconciliation of tax rates is as follows:

Percent of Earnings Before Income Taxes

	1999	1998	1997
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.9	4.5	4.5
Dividends on ESOP stock	(.4)	(.5)	(.5)
Work opportunity tax credits	(.2)	(.2)	(.1)
Inventory shortage tax matter	—	(1.3)	—
Other	.5	.7	.6

Effective tax rate	38.8%	38.2%	39.5%

   The components of the provision for income taxes were:

Income Tax Provision: Expense/(Benefit)

(millions)	1999	1998	1997
Current:
Federal	$570	$497	$488
State	106	110	99

	676	607	587

Deferred:
Federal	63	(10)	(55)
State	12	(3)	(8)

	75	(13)	(63)

Total	$751	$594	$524

   The components of the net deferred tax asset/(liability) were:

Net Deferred Tax Asset/(Liability)

(millions)	January 29, 2000	January 30, 1999
Gross deferred tax assets:
Self-insured benefits	$146	$132
Deferred compensation	130	128
Inventory	84	72
Valuation allowance	63	64
Postretirement health care obligation	41	42
Other	106	132

	570	570

Gross deferred tax liabilities:
Property and equipment	(408)	(374)
Other	(104)	(63)

	(512)	(437)

Total	$58	$133

Inventory Shortage Tax Matter

   In 1998, we received a favorable ruling from the United States Court of Appeals on a 1983 case related to the deductibility of accrued inventory shortage expense. The beneficial effect resulting from the outcome of the case was $20 million ($.04 per share) and was reflected as a reduction in the 1998 effective income tax rate. This issue has been settled for all years.

Acquisitions

   In 1998, we acquired The Associated Merchandising Corporation, an international sourcing company that provides services to our operating divisions and other retailers, and we also acquired Rivertown Trading Company, a direct marketing firm. Both subsidiaries are included in the consolidated financial statements. Their revenues and operating results are included in "other" in revenues and in our pre-tax earnings reconciliation on page 37 and were immaterial in 1999 and 1998.

Commitments and Contingencies

   Commitments for the purchase, construction, lease or remodeling of real estate, facilities and equipment were approximately $534 million at year-end 1999. We are exposed to claims and litigation arising out of the ordinary course of business. Management, after consulting with legal counsel, believes the currently identified claims and litigation will not have a material adverse effect on our results of operations or our financial condition taken as a whole.

Quarterly Results (Unaudited)

   The same accounting policies are followed in preparing quarterly financial data as are followed in preparing annual data. The table below summarizes results by quarter for 1999 and 1998:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total Year
(millions, except per share data)
	1999	1998	1999	1998	1999	1998	1999	1998	1999	1998
Total revenues	$7,158	6,402	$7,687	6,987	$7,927	7,218	$10,930	10,055	$33,702	30,662
Gross margin (a)	$2,182	1,924	$2,376	2,097	$2,441	2,172	$3,184	2,925	$10,183	9,118
Net earnings before extraordinary charges (c)(d)	$194	160	$228	172	$241	183	$522	447	$1,185	962
Net earnings (b)(c)(d)	$194	158	$224	172	$232	182	$494	423	$1,144	935
Basic earnings per share (b)(c)(d)(e)	$.43	.35	$.50	.38	$.52	.40	$1.11	.95	$2.55	2.08
Diluted earnings per share (b)(c)(d)(e)	$.41	.33	$.48	.36	$.50	.39	$1.06	.90	$2.45	1.98

Dividends declared per share (e)	$.10	.09	$.10	.09	$.10	.09	$.10	.09	$.40	.36
Common stock price (f)
High	$75.75	44.81	$72.44	52.63	$69.50	48.25	$75.00	63.75	$75.75	63.75
Low	$58.75	36.25	$57.94	42.50	$55.25	33.75	$60.75	42.69	$55.25	33.75

(a)
Gross margin is sales less cost of sales. The LIFO provision, included in gross margin, is analyzed each quarter for estimated changes in year-end inventory levels, markup rates and internally generated retail price indices. A final adjustment is recorded in the fourth quarter for the difference between the prior quarters' estimates and the actual total year LIFO provision.
(b)
In 1999, second, third and fourth quarter net earnings include extraordinary charges, net of tax, related to the purchase and redemption of debt of $4 million, $9 million and $28 million ($.01, $.02 and $.06 per basic and diluted share), respectively. In 1998, first, third and fourth quarter net earnings include extraordinary charges, net of tax of $2 million, $1 million and $24 million ($.01, $.00 and $.05 per basic and diluted share), respectively.
(c)
Third quarter and total year 1999 net earnings before extraordinary charges, net earnings and earnings per share include a mainframe outsourcing pre-tax charge of $5 million ($.01 per share). Fourth quarter and total year 1998 net earnings before extraordinary charges, net earnings and earnings per share include a mainframe outsourcing pre-tax charge of $42 million ($.06 per basic and diluted share) and the beneficial effect of $20 million ($.04 per basic and diluted share) of the favorable outcome of our inventory shortage tax matter.
(d)
Third quarter 1998 net earnings include a $3 million securitization pre-tax net loss (less than $.01 per basic and diluted share).
(e)
Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding and/or rounding caused by the 1998 two-for-one common share split.
(f)
Our common stock is listed on the New York Stock Exchange and Pacific Exchange. At March 17, 2000, there were 13,883 shareholders of record and the common stock price was $69.50 per share.

summary financial and operating data (unaudited)

(dollars in millions, exept per share data)	1999	1998	1997	1996	1995(a)	1994
Results of operations
Total revenues	$33,702	30,662	27,487	25,092	23,234	21,093

Net earnings (c)(d)(e)	$1,144	935	751	463	311	434

Financial position data
Total assets	$17,143	15,666	14,191	13,389	12,570	11,697

Long-term debt	$4,521	4,452	4,425	4,808	4,959	4,488

Per common share data (b)

Diluted earnings per share (c) (d) (e)	$2.45	1.98	1.59	.97	.65	.92

Cash dividend declared	$.40	.36	.33	.32	.30	.28

Other data
Weighted average common shares outstanding (b)	441.3	440.0	436.1	433.3	431.0	429.6

Diluted average common shares outstanding (b)	465.7	467.3	463.7	460.9	458.3	457.4

Capital expenditures	$1,918	1,657	1,354	1,301	1,522	1,095

Number of stores: Target	912	851	796	736	670	611
Mervyn's	267	268	269	300	295	286
Department Stores	64	63	65	65	64	63

Total stores	1,243	1,182	1,130	1,101	1,029	960

Total retail square footage (thousands)	138,640	130,172	123,058	117,989	109,091	101,163

Number of employees	281,000	256,000	230,000	218,000	214,000	194,000

(a)
Consisted of 53 weeks.
(b)
Earnings per share, dividends per share and common shares outstanding reflect our 1998 two-for-one common share split and our 1996 three-for-one common share split.
(c)
Extraordinary charges, net of tax, related to the purchase and redemption of debt were $41 million ($.09 per share) in 1999, $27 million ($.06 per share) in 1998, $51 million ($.11 per share) in 1997 and $11 million ($.02 per share) in 1996.
(d)
1999 includes a mainframe outsourcing pre-tax charge of $5 million ($.01 per share). 1998 included a mainframe outsourcing pre-tax charge of $42 million ($.06 per share) and the beneficial effect of $20 million ($.04 per share) of the favorable outcome of our inventory shortage tax matter. 1996 included a real estate repositioning pre-tax charge of $134 million ($.18 per share).
(e)
1998 included a $3 million pre-tax net loss (less than $.01 per share) related to securitization maturity and sale transactions. 1997 included a $45 million pre-tax gain ($.06 per share) related to securitization sale transactions.

  The Summary Financial and Operating Data should be read in conjunction with the Notes to Consolidated Financial Statements throughout pages 24-37.

Business Segment Comparisons

(millions)	1999	1998	1997	1996	1995*	1994
Revenues
Target	$26,080	$23,014	$20,298	$17,810	$15,752	$13,574
Mervyn's	4,099	4,150	4,219	4,350	4,491	4,565
Department Stores	3,074	3,064	2,970	2,932	2,991	2,954
Other	449	434	—	—	—	—

Total revenues	$33,702	$30,662	$27,487	$25,092	$23,234	$21,093

Pre-tax segment profit and earnings reconciliation
Target	$2,022	$1,578	$1,287	$1,048	$721	$732
Mervyn's	205	240	280	272	117	198
Department Stores	296	279	240	151	192	259

Total pre-tax segment profit	$2,523	$2,097	$1,807	$1,471	$1,030	$1,189

LIFO provision credit/(expense)	7	18	(6)	(9)	(17)	19
Securitization adjustments:
Gain/(loss)	—	(3)	45	—	—	—
Interest equivalent	(49)	(48)	(33)	(25)	(10)	—
Interest expense	(393)	(398)	(416)	(442)	(442)	(426)
Mainframe outsourcing	(5)	(42)	—	—	—	—
Real estate repositioning	—	—	—	(134)	—	—
Other	(147)	(68)	(71)	(78)	(60)	(68)

Earnings before income taxes and extraordinary charges	$1,936	$1,556	$1,326	$783	$501	$714

Assets
Target	$12,048	$10,475	$9,487	$8,257	$7,330	$6,247
Mervyn's	2,248	2,339	2,281	2,658	2,776	2,917
Department Stores	2,149	2,123	2,188	2,296	2,309	2,392
Other	698	729	235	178	155	141

Total assets	$17,143	$15,666	$14,191	$13,389	$12,570	$11,697

Depreciation and amortization
Target	$567	$496	$437	$377	$328	$294
Mervyn's	138	138	126	151	150	145
Department Stores	133	135	128	119	113	108
Other	16	11	2	3	3	1

Total depreciation and amortization	$854	$780	$693	$650	$594	$548

Capital expenditures
Target	$1,665	$1,352	$1,155	$1,048	$1,067	$842
Mervyn's	108	169	72	79	273	146
Department Stores	124	127	124	173	161	96
Other	21	9	3	1	21	11

Total capital expenditures	$1,918	$1,657	$1,354	$1,301	$1,522	$1,095

Segment EBITDA
Target	$2,589	$2,074	$1,724	$1,425	$1,049	$1,026
Mervyn's	343	378	406	423	267	343
Department Stores	429	414	368	270	305	367

Total segment EBITDA	$3,361	$2,866	$2,498	$2,118	$1,621	$1,736

Net assets**
Target	$8,413	$7,302	$6,602	$5,711	$5,109	$4,269
Mervyn's	1,908	2,017	2,019	2,268	2,484	2,363
Department Stores	1,795	1,785	1,896	1,879	1,940	1,812
Other	428	514	169	53	96	72

Total net assets	$12,544	$11,618	$10,686	$9,911	$9,629	$8,516

  Each operating segment's assets and operating results include the retained securitized receivables held by Target Receivables Corporation and Retailers National Bank, as well as related income and expense.

*
Consisted of 53 weeks
**
Net assets represent total assets (including sold securitized receivables) less non-interest bearing current liabilities.

Report of Independent Auditors

Board of Directors and Shareholders

Target Corporation

   We have audited the accompanying consolidated statements of financial position of Target Corporation and subsidiaries as of January 29, 2000 and January 30, 1999 and the related consolidated results of operations, cash flows and shareholders' investment for each of the three years in the period ended January 29, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Target Corporation and subsidiaries at January 29, 2000 and January 30, 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 29, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Minneapolis, Minnesota February 28, 2000

Report of Management

   Management is responsible for the consistency, integrity and presentation of the information in the Annual Report. The consolidated financial statements and other information presented in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States and include necessary judgments and estimates by management.

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

   The Board of Directors exercises its oversight role with respect to the Corporation's systems of internal control primarily through its Audit Committee, which is comprised of five independent directors. The Committee oversees the Corporation's systems of internal control, accounting practices, financial reporting and audits to assess whether their quality, integrity and objectivity are sufficient to protect shareholders' investments. The Committee's report appears on this page.

   In addition, our consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report also appears on this page. As a part of its audit, Ernst & Young LLP develops and maintains an understanding of the Corporation's internal accounting controls and conducts such tests and employs such procedures as it considers necessary to render its opinion on the consolidated financial statements. Their report expresses an opinion as to the fair presentation, in all material respects, of the consolidated financial statements and is based on independent audits made in accordance with auditing standards generally accepted in the United States.

/s/ Bob Ulrich	/s/ Douglas A. Scovanner
Robert J. Ulrich	Douglas A. Scovanner
Chairman of the Board and Chief Executive Officer	Executive Vice President and Chief Financial Officer
February 28, 2000

Report of Audit Committee

   The Audit Committee met two times during fiscal 1999 to review the overall audit scope, plans for internal and independent audits, the Corporation's systems of internal control, emerging accounting issues, officer and director expenses, audit fees and retirement plans. The Committee also met individually with the independent auditors, without management present, to discuss the results of their audits. The Committee encourages the internal and independent auditors to communicate closely with the Committee.

   Audit Committee results were reported to the full Board of Directors and the Corporation's annual financial statements were reviewed and approved by the Board of Directors before issuance. The Audit Committee also recommended to the Board of Directors that the independent auditors be reappointed for fiscal 2000, subject to the approval of the shareholders at the annual meeting.

February 28, 2000

QuickLinks

management's discussion and analysis
consolidated results of operations
notes to consolidated financial statements
consolidated statements of financial position
consolidated statements of cash flows
consolidated statements of shareholders' investment