Form 10-K, Exhibit 13
period 2001-02-03
TARGET CORP
filed 2001-04-16
CIK 27419

QuickLinks -- Click here to rapidly navigate through this document

Target Store Density

[MAP OF THE UNITED STATES]

Target has ample opportunities for future growth throughout the continental United States. Three factors contribute to this potential: modest annual population growth, greater penetration of less densely-stored markets, and continued growth of even our most densely penetrated states, which, as a group, has doubled its store count and square footage in the past ten years.

Year-end 2000 Store Count and Square Footage by State

Density Group	Sq. Ft. per Thousand Population	No. of Stores	Retail Sq. Ft. (in thousands)

Minnesota	1,352	56	6,653
Iowa	723	18	2,116
Nevada	699	12	1,397
North Dakota	680	4	437
Colorado	635	24	2,730
Nebraska	628	9	1,074
Arizona	608	28	3,121
Montana	568	5	512
Wisconsin	552	26	2,960
Utah	528	7	1,178
Group 1 Total	736	189	22,178

Michigan	519	48	5,160
South Dakota	518	4	391
California	510	151	17,283
Maryland	499	22	2,643
Illinois	495	52	6,149
Texas	492	90	10,263
Florida	485	68	7,759
Kansas	480	10	1,291
New Mexico	478	8	870
Indiana	474	29	2,882
Group 2 Total	499	482	54,691

Washington	463	25	2,728
Georgia	429	30	3,515
Virginia	427	25	3,019
Missouri	371	18	2,077
Wyoming	369	2	182
Tennessee	366	19	2,081
Oregon	349	11	1,194
Ohio	346	34	3,930
North Carolina	331	24	2,668
New Hampshire	317	3	392
Group 3 Total	382	191	21,786

Kentucky	315	12	1,274
Idaho	314	4	406
Oklahoma	250	8	861
South Carolina	228	8	916
Pennsylvania	223	22	2,739
New Jersey	222	15	1,869
Delaware	186	1	146
Massachusetts	163	8	1,035
New York	147	22	2,796
Alabama	133	4	590
Group 4 Total	197	104	12,632

Rhode Island	122	1	128
Connecticut	116	3	394
Arkansas	86	2	229
Mississippi	84	2	239
West Virginia	69	1	124
Louisiana	45	2	203
Maine	0	0	0
Vermont	0	0	0
Group 5 Total	73	11	1,317

Total	404	977	112,604

management's discussion and analysis

Analysis of Operations

   [Graph]

Diluted Earnings per share

	'96	'97	'98	'99	'00
as reported	$.49	$.80	$.99	$1.23	$1.38
before unusual items	$.59	$.82	$1.03	$1.27	$1.38

Earnings

   Our net earnings were $1,264 million in 2000, compared with $1,144 million in 1999 and $935 million in 1998. Earnings per share were $1.38 in 2000, $1.23 in 1999 and $.99 in 1998. References to earnings per share refer to diluted earnings per share. Earnings per share, dividends per share and common shares outstanding reflect our 2000 and 1998 two-for-one share splits and our 1996 three-for-one share split.

Earnings Analysis
(millions, except per share data)

	Earnings			Diluted Earnings per Share
	2000	1999	1998	2000	1999	1998

Net earnings before unusual items	$1,264	$1,188	$970	$1.38	$1.27	$1.03
Unusual items, after tax	—	(3)	(8)	—	—	(.01)
Net earnings before extraordinary charges	1,264	1,185	962	1.38	1.27	1.02
Extraordinary charges—debt repurchase	—	(41)	(27)	—	(.04)	(.03)
Net earnings	$1,264	$1,144	$935	$1.38	$1.23	$.99

Management uses net earnings before unusual items, among other standards, to measure operating performance. It supplements, and is not intended to represent a measure of performance in accordance with, disclosures required by generally accepted accounting principles.

The unusual item in 1999 relates to our mainframe outsourcing. The unusual items in 1998 include a mainframe outsourcing charge of $26 million after tax, or $.03 per share, a reduction in our effective tax rate due to the favorable outcome of an inventory shortage tax matter of $20 million, or $.02 per share, and a net loss from securitization of $2 million after tax, less than $.01 per share.

   Management's discussion and analysis is based on our Consolidated Results of Operations as shown and discussed on page 24.

[Graph]

Revenues
(millions)

'96	'97	'98	'99	'00
$25,092	$27,487	$30,662	$33,702	$36,903

Revenues and Comparable-store Sales

   In 2000, a 53-week year, our total revenues increased 9.5 percent and 52-week comparable-store sales increased 2.4 percent. Total revenues include retail sales and net credit revenues. Comparable-store sales are sales from stores open longer than one year. Revenue growth in 2000 reflected Target's new store expansion, modest comparable-store sales growth and growth in our credit operations. Revenue growth in 1999 reflected Target's strong comparable-store sales growth, new store expansion and growth in credit operations. The impact of inflation was minimal and, as a result, the overall comparable-store sales increase closely approximated real growth.

Revenues and Comparable-store Sales Growth

	2000			1999
	53 Weeks	52 Weeks		52 Weeks
	Revenues	Revenues	Comparable- Store Sales	Revenues	Comparable- Store Sales

Target	12.3%	10.5%	3.4%	13.3%	6.7%
Mervyn's	1.3	0.2	0.3	(1.2)	(0.7)
Marshall Field's	(2.1)	(3.3)	(4.0)	0.3	0.8

Total	9.5%	7.9%	2.4%	9.9%	5.1%

Revenues per Square Foot*

	2000	**	1999	1998

Target	$268		$264	$253
Mervyn's	190		189	191
Marshall Field's	210		220	219

 * Thirteen-month average retail square feet.
** The 2000 revenues per square foot calculations exclude the 53rd week.

Gross Margin Rate

   The gross margin rate represents gross margin as a percent of sales. In 2000, our gross margin rate decreased primarily due to the mix impact of growth at Target, our lowest gross margin rate division. In 1999, our gross margin rate increased primarily due to rate expansion at Target and Marshall Field's, partially offset by the mix impact of growth at Target.

   The LIFO provision, included in cost of sales, is calculated based on inventory levels, markup rates and internally generated retail price indices. In 2000, the LIFO provision was a $4 million charge (less than $.01 per share), compared with a $7 million credit (less than $.01 per share) in 1999 and an $18 million credit ($.01 per share) in 1998. The 2000 LIFO charge resulted primarily from lower inventory levels at Marshall Field's. The 1999 LIFO credit resulted primarily from higher markup.

Operating Expense Rate

   Operating expense rate represents selling, general and administrative expense (including buying and occupancy, advertising, start-up and other expense) as a percent of revenues. Our 2000 operating expense rate was essentially even with the prior year, benefiting from the overall growth of Target, our lowest expense rate division, offset by lack of sales leverage at both Mervyn's and Marshall Field's. The operating expense rate in 1999 was essentially even with 1998.

[Graph]

Pre-tax Segment Profit
(millions)

'96	'97	'98	'99	'00
$1,471	$1,807	$2,097	$2,523	$2,682

Pre-tax Segment Profit

   Pre-tax segment profit increased 6 percent in 2000 to $2,682 million, compared with $2,523 million in 1999 and $2,097 million in 1998. Pre-tax segment profit is earnings before LIFO, securitization effects, interest, other expense and unusual items. The increase was driven by growth at Target and Mervyn's, partially offset by a decline at Marshall Field's. Target's full-year profit margin rate decreased to 7.6 percent of revenues in 2000 from 7.8 percent in 1999.

Pre-tax Segment Profit and Percent Change from Prior Year

(millions)	2000		1999

Target	$2,223	10%	$2,022	28%
Mervyn's	269	31	205	(14)
Marshall Field's	190	(36)	296	6

Total	$2,682	6%	$2,523	20%

Pre-tax Segment Profit as a Percent of Revenues

	2000	1999

Target	7.6%	7.8%
Mervyn's	6.5%	5.0%
Marshall Field's	6.3%	9.6%

EBITDA

   EBITDA is pre-tax segment profit before depreciation and amortization.

EBITDA and Percent Change from Prior Year

(millions)	2000		1999

Target	$2,883	11%	$2,589	25%
Mervyn's	400	16	343	(9)
Marshall Field's	323	(25)	429	4

Total	$3,606	7%	$3,361	17%

EBITDA as a Percent of Revenues

	2000	1999

Target	9.8%	9.9%
Mervyn's	9.6%	8.4%
Marshall Field's	10.7%	14.0%

Management uses pre-tax segment profit and EBITDA, among other standards, to measure operating performance. Pre-tax segment profit and EBITDA supplement, and are not intended to represent measures of performance in accordance with, disclosures required by generally accepted accounting principles.

Interest Expense

   We consider payments to holders of our publicly held receivable-backed securities as "interest equivalent." In 2000, the total of interest expense and interest equivalent was $475 million, $33 million higher than 1999. In 2000, the increase in interest expense and interest equivalent was due to higher average funded balances and the impact of the 53rd week in the year, partially offset by a lower average portfolio interest rate. The average portfolio interest rate in 2000 was 7.4 percent, compared with 7.5 percent in 1999 and 7.8 percent in 1998.

In 1999, the total of interest expense and interest equivalent was $4 million lower than 1998 due to a lower average portfolio interest rate, partially offset by higher average funded balances.

   During 2000, we repurchased $35 million of debt for $39 million, resulting in an after-tax extraordinary charge of $3 million (less than $.01 per share). The debt repurchased had a weighted-average interest rate of 9.7 percent and an average remaining life of 12 years. Also during 2000, $371 million of puttable debt was put to us, resulting in an after-tax extraordinary gain of $3 million (less than $.01 per share). The debt put to us had a weighted-average interest rate of 5.9 percent and an average remaining life of 21 years. In 1999 and 1998, we repurchased $381 million and $127 million of long-term debt, resulting in after-tax extraordinary charges of $41 million ($.04 per share) and $27 million ($.03 per share), respectively.

Income Tax Rate

   The effective income tax rate was 38.4 percent, 38.8 percent and 38.2 percent in 2000, 1999 and 1998, respectively. The 2000 tax rate reflected a favorable mix of state tax rates. The 1998 effective tax rate reflected the beneficial effect of $20 million ($.02 per share) resulting from the favorable outcome of our inventory shortage tax matter.

Receivable-backed Securities

   In 1998, Target Receivables Corporation (TRC), a special-purpose subsidiary, sold $400 million of receivable-backed securities to the public. This issue of receivable-backed securities had an expected maturity of five years and a stated rate of 5.90 percent. Proceeds from the sale were used for general corporate purposes, including funding the growth of receivables. The 1998 sale transaction and the maturity of our 1995 securitization resulted in a net pre-tax loss of $3 million (less than $.01 per share), which reduced 1998 finance charge revenues and pre-tax earnings. In 1997, TRC sold $400 million of receivable-backed securities to the public, with an expected maturity of 2002 and a stated rate of 6.25 percent.

   Our Consolidated Results of Operations do not include finance charge revenues and loss provision related to the publicly held receivable-backed securities. The amounts that represent payments to holders of our publicly held receivable-backed securities are included in our pre-tax earnings reconciliation on page 36 as interest equivalent. Interest equivalent was $50 million in 2000, $49 million in 1999 and $48 million in 1998.

Mainframe Outsourcing

   In 1998, we announced our plan to outsource our mainframe computer data center functions and expensed $42 million ($.03 per share) of related charges. During 1999, we completed the transition and expensed an additional $5 million (less than $.01 per share) related to the outsourcing. These expenses are included in selling, general and administrative expense.

Fourth Quarter Results

   Due to the seasonal nature of the retail industry, fourth quarter operating results typically represent a substantially larger share of total year revenues and earnings due to the inclusion of the holiday shopping season.

   Fourth quarter 2000 net earnings were $552 million, compared with $494 million in 1999. Earnings per share were $.61 for the quarter, compared with $.53 in 1999. Total revenues increased 12.8 percent, partly due to the impact of the additional week in 2000, and 13-week comparable-store sales increased 1.8 percent. Our pre-tax segment profit increased 8 percent to $1,079 million, driven by results at Target and Mervyn's.

Fourth Quarter Pre-tax Segment Profit and Percent Change from Prior Year

(millions)	2000		1999

Target	$892	10%	$811	26%
Mervyn's	108	58	69	(34)
Marshall Field's	79	(34)	120	5

Total	$1,079	8%	$1,000	16%

Analysis of Financial Condition

   Our financial condition remains strong. Cash flow from operations was $1,905 million, driven by net income before depreciation expense. Internally generated funds continue to be the most important component of our capital resources and, along with our ability to access a variety of financial markets, provide funding for our expansion plans. We continue to fund the growth in our business through a combination of internally generated funds, debt and public sales of receivable-backed securities.

[Graph]

Cash Flow from Operations
(millions)

'96	'97	'98	'99	'00
$1,465	$1,812	$1,887	$2,281	$1,905

   During 2000, our average total receivables serviced (which includes all securitized receivables) increased 8 percent, or $193 million, due to growth of the Target Guest Card. Year-end total receivables serviced also increased 8 percent from last year. In 2000, the number of Target Guest Card holders grew to over 18 million accounts at year-end, compared with 15 million in 1999.

   During 2000, inventory levels increased $450 million, or 11.9 percent. This increase was slightly higher than our sales increase for the year.

[Graph]

Capital Expenditures
(millions)

'96	'97	'98	'99	'00
$1,301	$1,354	$1,657	$1,918	$2,528

   Capital expenditures were $2,528 million in 2000, compared with $1,918 million in 1999. Investment in Target accounted for 89 percent of 2000 capital expenditures. Net property and equipment increased $1,519 million. During 2000, Target opened a total of 79 new stores, and closed or relocated 14 stores, resulting in a net addition of 65 stores for the year. Over the past five years, Target's retail square footage has grown at a compound annual rate of approximately 10 percent, consistent with our objective to expand square footage in the range of 8 to 10 percent annually.

   Approximately 67 percent of total expenditures was for new stores, expansions and remodels. Other capital investments were for information systems, distribution and other infrastructure to support store growth, primarily at Target.

   Our financing strategy is to ensure liquidity and access to capital markets, to manage the amount of floating-rate debt and to maintain a balanced spectrum of debt maturities. Within these parameters, we seek to minimize our cost of borrowing.

   In March 2000 our Board of Directors authorized the repurchase of $1 billion of our common stock, in addition to the $1 billion authorized in January 1999. In 2000, we repurchased 21.2 million shares of our common stock at a total cost of $591 million ($27.92 per share) net of premiums from exercised and expired put options. In 1999, we repurchased 18.8 million shares of stock at a total cost of $588 million ($31.29 per share), net of premiums from exercised and expired put options.

   Repurchases are made primarily in open market transactions, subject to market conditions. Our program also includes the sale of put options that entitle the holder to sell shares of our common stock to us, at a specified price, if the holder exercises the option.

   A key to our access to liquidity and capital markets is maintaining strong investment-grade debt ratings. During the year, our debt ratings were upgraded by Moody's and Standard and Poor's. Further liquidity is provided by $1.6 billion of committed lines of credit obtained through a group of 25 banks.

Credit Ratings

	Moody's	Standard and Poor's	Fitch

Long-term debt	A2	A	A
Commercial paper	P-1	A-1	F1
Receivable-backed securities	Aaa	AAA	N/A

Performance Objectives

   [Graph]

Total Annualized Return

	Target	S&P 500	S&P Retail
5 year	44%	18%	24%
10 year	23%	17%	16%

Shareholder Return

   Our primary objective is to maximize shareholder value over time through a combination of share price appreciation and dividend income while maintaining a prudent and flexible capital structure. Our total return to shareholders over the last five years averaged 44 percent annually, returning about $625 for each $100 invested in our stock at the beginning of this period.

Measuring Value Creation

   We measure value creation internally using a form of Economic Value Added (EVA), which we define as after-tax segment profit less a capital charge for all investment employed. The capital charge is an estimate of our after-tax cost of capital adjusted for the age of our stores, recognizing that mature stores inherently have higher returns than newly opened stores. We estimate the after-tax cost of capital for our retail business is approximately 9 percent, while our credit operations' after-tax cost of capital is approximately 5 percent as a result of their ability to support higher debt levels. We expect to generate returns in excess of these costs of capital, thereby producing EVA.

   EVA is used to evaluate our performance and to guide capital investment decisions. A significant portion of executive incentive compensation is tied to the achievement of targeted levels of annual EVA improvement.

Financial Objectives

   We believe that managing our business with a focus on EVA helps achieve our objective of average annual earnings per share growth of 15 percent or more over time. Our financial strategy is to produce these results with strong interest coverage and prudent levels of debt, which will allow efficient capital market access to fund our growth. Earnings per share before unusual items has grown at a compound annual rate of 34 percent over the last five years.

   We ended 2000 with a retail debt ratio of 44 percent. In evaluating our debt level, we separate retail operations from credit operations due to their inherently different financial characteristics. We view the appropriate capitalization of our credit operations to be 88 percent debt and 12 percent equity, similar to ratios of comparable credit card businesses.

Debt Ratios and Interest Coverage

	2000	1999	1998

Retail	44%	40%	41%
Credit	88%	88%	88%
Total debt ratio	52%	49%	50%

Interest coverage	4.4x	4.6x	4.0x

Debt ratios and interest coverage include the impact of publicly held receivable-backed securities and off-balance sheet operating leases as if they were debt. Interest coverage represents the ratio of pre-tax earnings before unusual items and fixed charges to fixed charges (interest expense, interest equivalent and the interest portion of rent expense).

[Two Graphs]

Retail Capitalization
(millions)

	'98	'99	'00
debt	$4,118	$4,334	$5,611
total	$9,988	$10,795	$12,828

Credit Capitalization
(millions)

	'98	'99	'00
debt	$2,108	$2,281	$2,480
total	$2,395	$2,592	$2,818

Credit Operations

   We offer proprietary credit in each of our business segments. These credit programs strategically support our core retail operations and are an integral component of each business segment. The programs contribute to our earnings growth by driving sales at our stores and through growth in credit performance. We have retained the servicing for all accounts and manage our portfolio of receivables on that basis. Therefore, credit performance, shown below, is reflected in each business segment's pre-tax profit on an accounts receivable serviced basis. In contrast, generally accepted accounting principles require different treatment, and our consolidated financial statements reflect only the portion of the receivable-backed securities not publicly held.

   The revenue from receivable-backed securities represents revenues derived from finance charges, late fees and other revenues. Merchant fees are intercompany fees charged to our retail operations on a basis similar to fees charged by third-party credit card issuers. These fees, which include deferred billing fees charged for carrying non-revenue-earning revolving balances, are eliminated in consolidation. Operations and marketing expenses include costs associated with the opening, retention and servicing of accounts.

   In 2000, pre-tax contribution from credit increased 8 percent over the prior year, consistent with an 8 percent growth in average receivables serviced. The improved credit performance reflects continued growth of the Target Guest Card, improved delinquency experience and a decrease in write-offs as a percent of receivables.

Credit Contribution

(millions)	2000	1999	1998

Revenues:
Finance charges, late fees and other revenues	$654	$609	$588
Merchant fees	99	90	81

Total revenues	753	699	669

Expenses:
Bad debt	148	147	180
Operations and marketing	205	182	169

Total expenses	353	329	349

Pre-tax credit contribution	$400	$370	$320

Average Receivables Serviced

(millions)	2000	1999	1998

Target	$1,182	$974	$803
Mervyn's	697	718	764
Marshall Field's	725	719	720

Total average receivables serviced	$2,604	$2,411	$2,287

Year-end Receivables Serviced

(million)	2000	1999	1998

Publicly held	$800	$800	$800
Not publicly held	$2,105	$1,881	$1,696
Total year-end receivables serviced	$2,905	$2,681	$2,496
Past due*	6.1%	6.7%	6.8%

*Balances on accounts with two or more payments past due as a percent of total outstanding is one of many measures management uses to measure portfolio performance.

Allowance for Doubtful Accounts

(millions)	2000	1999	1998

Allowance at beginning of year	$203	$203	$168
Bad debt provision	148	147	180
Net write-offs	(140)	(147)	(145)
Allowance at end of year	$211	$203	$203
As a percent of year-end receivables serviced	7.3%	7.6%	8.1%

As a multiple of current year net write-offs	1.5x	1.4x	1.4x

[Two Graphs]

Credit Contribution
(millions)

'96	'97	'98	'99	'00
$210	$272	$320	$370	$400

Average Receivables Serviced
(millions)

	'96	'97	'98	'99	'00
Target	$453	$644	$803	$974	$1,182
Mervyn's	799	812	764	718	697
Marshall Field's	663	707	720	719	725

Fiscal Year 2001

   As we look forward into 2001, we believe that we will deliver strong growth in revenues and earnings, in the context of the broader economic environment. We expect this growth to be driven by increases in comparable-store sales and contributions from new store growth at Target, as well as by continued modest improvement at Mervyn's and a significant profit recovery at Marshall Field's. Our credit operations are also expected to contribute to our earnings growth as we continue to open new accounts and invest in programs that reinforce the use of our proprietary cards. For the Corporation overall, gross margin rate and expense rate are expected to be essentially even with 2000.

   In 2001, we expect to reinvest $3.3 to $3.5 billion in our business. In addition to our typical annual investment in new stores, remodels and infrastructure, this capital investment also includes a substantial portion of the approximately $700 million we are investing in the acquisition and renovation of 35 former Montgomery Wards locations. The majority of these new Target locations will open in 2002. In 2001, Target plans to open approximately 90 total new stores, including 30 or more SuperTarget locations. On a net basis, Target will add about 70 new stores and increase retail square footage for the year in the range of 10 to 11 percent. About half of the incremental square footage is attributable to SuperTarget. Funding sources for the growth of our business include internally generated funds, debt and sales of publicly held receivable-backed securities.

   We are currently analyzing the results of a pilot program initiated in three cities, which began in late 2000, to offer an enhanced Target credit card with Visa capabilities. In 2001 we may conduct further tests or proceed with a rollout of this program.

   The total of interest expense and interest equivalent is expected to be moderately higher than 2000 due to higher average funded balances, partially offset by a lower average portfolio interest rate. Our existing $800 million of publicly held receivable-backed securities is expected to result in approximately $49 million of interest equivalent for the year, similar to 2000.

   The effective income tax rate is expected to approximate 38.0 percent.

Forward-looking Statements

   This Annual Report, including the preceding management's discussion and analysis, contains forward-looking statements regarding our performance, liquidity and the adequacy of our capital resources. Those statements are based on our current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. We caution that the forward-looking statements are qualified by the risks and challenges posed by increased competition, shifting consumer demand, changing consumer credit markets, changing capital markets and general economic conditions, hiring and retaining effective team members, sourcing merchandise from domestic and international vendors, investing in new business strategies, achieving our growth objectives, and other risks and uncertainties. As a result, while we believe that there is a reasonable basis for the forward-looking statements, you should not place undue reliance on those statements. You are encouraged to review Exhibit (99)C attached to our Form 10-K Report for the year ended February 3, 2001, which contains additional important factors that may cause actual results to differ materially from those predicted in the forward-looking statements.

Mervyn's
Store Count

[MAP OF THE UNITED STATES]

	Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores

California	9,603	124	Oregon	551	7
Texas	3,344	42	Louisiana	449	6
Washington	1,440	16	Nevada	421	6
Arizona	1,202	15	Oklahoma	269	3
Michigan	1,164	15	New Mexico	267	3
Minnesota	1,157	9	Idaho	82	1
Colorado	853	11
Utah	753	8	Total	21,555	266

Marshall Field's
Store Count

[MAP OF THE UNITED STATES]

	Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores

Michigan	4,898	21	North Dakota	297	3
Illinois	4,173	17	Indiana	246	2
Minnesota	3,040	12	South Dakota	102	1
Wisconsin	800	5
Ohio	618	3	Total	14,174	64

consolidated results of operations

(millions, except per share data)	2000	1999	1998

Sales	$36,362	$33,212	$30,203
Net credit revenues	541	490	459

Total revenues	36,903	33,702	30,662

Cost of sales	25,295	23,029	21,085
Selling, general and administrative expense	8,190	7,490	6,843
Depreciation and amortization	940	854	780
Interest expense	425	393	398

Earnings before income taxes and extraordinary charges	2,053	1,936	1,556
Provision for income taxes	789	751	594

Net earnings before extraordinary charges	1,264	1,185	962
Extraordinary charges from purchase and redemption of debt, net of tax	—	41	27

Net earnings	$1,264	$1,144	$935

Earnings before extraordinary charges	$1.40	$1.32	$1.07
Extraordinary charges	—	(.04)	(.03)

Basic earnings per share	$1.40	$1.28	$1.04

Earnings before extraordinary charges	$1.38	$1.27	$1.02
Extraordinary charges	—	(.04)	(.03)

Diluted earnings per share	$1.38	$1.23	$.99

Weighted average common shares outstanding:
Basic	903.5	882.6	880.0
Diluted	913.0	931.3	934.6

See Notes to Consolidated Financial Statements throughout pages 24-36.

Summary of Accounting Policies

   Organization Effective at the beginning of fiscal year 2000, Dayton Hudson Corporation changed its name to Target Corporation. We are a general merchandise retailer, comprised of three operating segments: Target, Mervyn's and Marshall Field's. Target, an upscale discount chain located in 46 states at year-end, contributed 80 percent of our 2000 total revenues. Mervyn's, a middle-market promotional department store located in 14 states in the West, South and Midwest, contributed 11 percent of total revenues. Marshall Field's (including stores formerly named Dayton's and Hudson's), a traditional department store located in 8 states in the upper Midwest, contributed 8 percent of total revenues.

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

   Fiscal Year Our fiscal year ends on the Saturday nearest January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years. Fiscal year 2000 consisted of 53 weeks. Fiscal years 1999 and 1998 each consisted of 52 weeks.

   Reclassifications Certain prior year amounts have been reclassified to conform to the current year presentation.

notes to consolidated financial statements

Revenues

   Revenue from retail sales is recognized at the time of sale. Leased department sales, net of related cost of sales, are included within sales and were $33 million in 2000, $31 million in 1999, and $29 million in 1998. Net credit revenues represent revenue from receivable-backed securities, which is comprised of finance charges and late fees on internal credit sales, net of the effect of publicly held receivable-backed securities. Internal credit sales were $5.5 billion, $5.0 billion and $4.5 billion in 2000, 1999 and 1998, respectively.

Advertising Costs

   Advertising costs, included in selling, general and administrative expense, are expensed as incurred and were $824 million, $791 million and $745 million for 2000, 1999 and 1998, respectively.

Mainframe Outsourcing

   In 1998, we announced our plan to outsource our mainframe computer data center functions and expensed $42 million ($.03 per share) of related charges. During 1999, we completed the transition and expensed an additional $5 million (less than $.01 per share) related to the outsourcing. These expenses are included in selling, general and administrative expense.

Start-up Expense

   In first quarter 1999, we adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." The adoption did not impact total year start-up expense, which is included in selling, general and administrative expense.

Earnings per Share

   Basic EPS is net earnings, less dividend requirements on the Employee Stock Ownership Plan (ESOP) preferred shares prior to their conversion to common shares, divided by the average number of common shares outstanding during the period. Diluted EPS includes the incremental shares assumed issued on the exercise of stock options.

   In January 2000, each outstanding ESOP preferred share was converted into 120 shares of our common stock. These shares are now included within weighted average common shares outstanding. Diluted EPS assumed conversion of the ESOP preferred shares into common shares and replacement of the ESOP preferred dividends with common stock dividends, prior to the conversion of all preferred shares in January 2000. In addition, net earnings were adjusted for expense required to fund the ESOP debt service, prior to repayment of the loan in 1998. References herein to earnings per share refer to Diluted EPS.

   All earnings per share, dividends per share and common shares outstanding reflect our 2000 and 1998 two-for-one share splits.

	Basic EPS			Diluted EPS
(millions, except per share data)	2000	1999	1998	2000	1999	1998

Net earnings*	$1,264	$1,185	$962	$1,264	$1,185	$962
Less: ESOP net earnings adjustment	—	(18)	(20)	—	(4)	(8)

Adjusted net earnings*	$1,264	$1,167	$942	$1,264	$1,181	$954

Weighted average common shares outstanding	903.5	882.6	880.0	903.5	882.6	880.0
Performance shares	—	—	—	—	.1	1.6
Stock options	—	—	—	9.3	11.6	11.0
Put warrants	—	—	—	.2	.1	—
Assumed conversion of ESOP preferred shares	—	—	—	—	36.9	42.0

Total common equivalent shares outstanding	903.5	882.6	880.0	913.0	931.3	934.6

Earnings per share*	$1.40	$1.32	$1.07	$1.38	$1.27	$1.02

*Before extraordinary charges.

consolidated statements of financial position

(millions)	February 3, 2001	January 29, 2000

Assets
Cash and cash equivalents	$356	$220
Receivable-backed securities	1,941	1,724
Inventory	4,248	3,798
Other	759	741

Total current assets	7,304	6,483
Property and equipment
Land	2,467	2,069
Buildings and improvements	8,596	7,807
Fixtures and equipment	3,848	3,422
Construction-in-progress	848	526
Accumulated depreciation	(4,341)	(3,925)

Property and equipment, net	11,418	9,899
Other	768	761

Total assets	$19,490	$17,143

Liabilities and shareholders' investment
Accounts payable	$3,576	$3,514
Accrued liabilities	1,507	1,520
Income taxes payable	361	318
Current portion of long-term debt and notes payable	857	498

Total current liabilities	6,301	5,850
Long-term debt	5,634	4,521
Deferred income taxes and other	1,036	910
Shareholders' investment
Common stock	75	76
Additional paid-in-capital	902	730
Retained earnings	5,542	5,056

Total shareholders' investment	6,519	5,862

Total liabilities and shareholders' investment	$19,490	$17,143

See Notes to Consolidated Financial Statements throughout pages 24-36.

Cash Equivalents

   Cash equivalents represent short-term investments with a maturity of three months or less from the time of purchase.

Receivable-backed Securities

   Receivable-backed securities are asset-backed securities collateralized by pools of credit card receivables that we have originated and securitized. The receivable-backed securities that we hold represent our interest in the securitization facility through which we securitize our receivables on an ongoing basis.

   The receivable-backed securities are classified as available-for-sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are carried at fair value, which approximates carrying value. The carrying value of the related receivable-backed securities is equal to the carrying value of the underlying receivables and therefore, no gain or loss is recognized by the Company at the time of the securitization.

   Income on the receivable-backed securities is accrued based on the effective interest rate applied to its cost basis, adjusted for accrued interest and principal paydowns. The effective interest rate approximates the yield on the underlying receivables.

   Our retained interests relate to the publicly held securitizations in the form of interest only strips, which represent the difference between the yield on the receivable portfolio and the stated interest rate on the publicly held receivable-backed security. The retained interests are not material to the financial statements.

   We monitor impairment of receivable-backed securities based on fair value. Provisions for losses are charged to earnings when it is determined that the receivable-backed securities' carrying value is greater than their fair value.

   Through our special purpose subsidiary, Target Receivables Corporation (TRC), we transfer, on an ongoing basis, substantially all of our receivables to a trust in return for certificates representing undivided interests in the trust's assets. TRC owns the undivided interest in the trust's assets, other than the publicly held trust certificates described below and the 2 percent of trust assets held by Retailers National Bank (RNB), a wholly owned subsidiary of the Corporation that also services receivables. The undivided interests held by TRC and RNB and the related income and expenses are reflected in each operating segment's assets and operating results based on the origin of the credit sale giving rise to the receivable.

   In 1998, TRC sold $400 million of receivable-backed securities to the public. This issue of receivable-backed securities had an expected maturity of five years and a stated rate of 5.90 percent. Proceeds from the sale were used for general corporate purposes, including funding the growth of receivables. The 1998 sale transaction and the maturity of our 1995 securitization resulted in a net loss of $3 million (less than $.01 per share), which reduced 1998 finance charge revenues and pre-tax earnings. In 1997, TRC sold $400 million of receivable-backed securities to the public, with an expected maturity in 2002 and a stated rate of 6.25 percent.

   At year-end 2000 and 1999, $800 million of securitized receivables had been sold to investors and TRC had borrowed $100 million through the issuance of notes payable secured by receivable-backed securities not publicly held. The fair value of the receivable-backed securities not publicly held was $1,941 million and $1,724 million at year-end 2000 and 1999, respectively.

Receivable-backed Securities

(millions)	2000	1999	1998

Total receivables serviced	$2,905	$2,681	$2,496
Net credit losses	140	147	145

Balances with two or more payments past due	$179	$179	$170

   In 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that replaces in its entirety SFAS No. 125. Although SFAS No. 140 has changed many of the rules regarding securitizations, it continues to require recognition of the financial and servicing assets controlled and the liabilities incurred, and to derecognize financial assets when control has been surrendered, in accordance with the provisions of the Statement. We have made all newly required disclosures for the year ended February 3, 2001. Also, as required, we will apply the new rules prospectively to transactions beginning in the first quarter of 2001. We do not believe the adoption of this new statement will have a material impact on our earnings or financial position.

Inventory

   Inventory and the related cost of sales are accounted for by the retail inventory accounting method using the last-in, first-out (LIFO) basis and are stated at the lower of LIFO cost or market. The cumulative LIFO provision was $57 million and $53 million at year-end 2000 and 1999, respectively.

Property and Long-lived Assets

   Property and long-lived assets are recorded at cost less accumulated depreciation or amortization. Depreciation and amortization are computed using the straight-line method over estimated useful lives. Accelerated depreciation methods are generally used for income tax purposes.

   Estimated useful lives by major asset category are as follows:

Asset	Life (in years)

Buildings and improvements	8 - 50
Fixtures and equipment	5 - 8
Computer hardware and software	4
Intangible assets and goodwill	3 - 20

   On an ongoing basis, we evaluate our long-lived assets for impairment using undiscounted cash flow analysis.

Accounts Payable

   Outstanding drafts included in accounts payable were $600 million and $599 million at year-end 2000 and 1999, respectively.

consolidated statements of cash flows

(millions)	2000	1999	1998

Operating activities
Net earnings before extraordinary charges	$1,264	$1,185	$962
Reconciliation to cash flow:
Depreciation and amortization	940	854	780
Deferred tax provision	1	75	(11)
Other noncash items affecting earnings	237	163	70
Changes in operating accounts providing/(requiring) cash:
Receivable-backed securities	(217)	(184)	(42)
Sale of receivable-backed securities	—	—	400
Maturity of publicly held receivable-backed securities	—	—	(400)
Inventory	(450)	(323)	(198)
Other current assets	(9)	(54)	(60)
Other assets	13	(65)	(65)
Accounts payable	62	364	336
Accrued liabilities	(23)	100	75
Income taxes payable	87	166	40

Cash flow provided by operations	1,905	2,281	1,887

Investing activities
Expenditures for property and equipment	(2,528)	(1,918)	(1,657)
Proceeds from disposals of property and equipment	57	126	107
Acquisition of subsidiaries, net of cash received	—	—	(100)
Other	(4)	(15)	(5)

Cash flow required for investing activities	(2,475)	(1,807)	(1,655)

Net financing (requirements)/sources	(570)	474	232

Financing activities
Increase/(decrease) in notes payable, net	245	564	(305)
Additions to long-term debt	2,000	285	600
Reductions of long-term debt	(806)	(600)	(343)
Dividends paid	(190)	(195)	(178)
Repurchase of stock	(585)	(581)	—
Other	42	18	38

Cash flow provided by / (used for) financing activities	706	(509)	(188)

Net increase/(decrease) in cash and cash equivalents	136	(35)	44
Cash and cash equivalents at beginning of year	220	255	211

Cash and cash equivalents at end of year	$356	$220	$255

Amounts presented herein are on a cash basis and therefore may differ from those shown in other sections of this Annual Report. Cash paid for income taxes was $700 million, $575 million and $564 million during 2000, 1999 and 1998, respectively. Cash paid for interest (including interest capitalized) was $420 million, $405 million and $393 million during 2000, 1999 and 1998, respectively.

See Notes to Consolidated Financial Statements throughout pages 24-36.

Lines of Credit

   At February 3, 2001, two committed credit agreements totaling $1.6 billion were in place through a group of 25 banks at specified rates. There were no balances outstanding at any time during 2000 or 1999 under these agreements.

Long-term Debt and Notes Payable

   At February 3, 2001, $908 million of notes payable were outstanding, $800 million of which were classified as long-term debt as they were supported by our $800 million committed credit agreement that expires in 2005. Of the remaining $108 million, $100 million is financing secured by the Target Credit Card Master Trust Series 1996-1 Class A variable funding certificate. This certificate is debt of TRC and is classified in the current portion of long-term debt and notes payable. The average amount of secured and unsecured notes payable outstanding during 2000 was $1,081 million at a weighted-average interest rate of 6.6 percent.

   In 2000, we issued $500 million of long-term debt maturing in 2005 at 7.50 percent, $600 million of long-term debt maturing in 2010 at 7.50 percent, and $700 million of long-term debt maturing in 2011 at 6.35 percent. We also issued $200 million of floating-rate notes bearing interest at an initial rate of 6.82 percent maturing in 2002. The proceeds were used for general corporate purposes. Also during 2000, we repurchased $35 million of long-term debt with an average remaining life of 12 years and a weighted-average interest rate of 9.7 percent, resulting in an after-tax extraordinary charge of $3 million (less than $.01 per share). In 2000, $371 million of puttable debt was put to us, resulting in an after-tax extraordinary gain of $3 million (less than $.01 per share).

   In 1999, we issued $285 million of floating-rate notes bearing interest at initial rates between 5.32 and 5.52 percent, maturing in July through September 2001. Also during 1999, we repurchased $381 million of long-term debt with an average remaining life of 18 years and a weighted-average interest rate of 9.3 percent, resulting in an after-tax extraordinary charge of $41 million ($.04 per share).

   At year-end our debt portfolio was as follows:

Long-term Debt and Notes Payable

	February 3, 2001		January 29, 2000
(millions)	Rate*	Balance	Rate*	Balance

Notes payable	5.8%	$908	5.8%	$664
Notes and debentures:
Due 2000-2004	7.3	1,699	7.8	1,787
Due 2005-2009	7.4	994	7.6	594
Due 2010-2014	7.3	1,544	7.9	472
Due 2015-2019	9.5	34	9.5	34
Due 2020-2024	8.5	753	8.5	759
Due 2025-2029	6.7	403	6.6	474
Due 2030-2037		—	5.9	100

Total notes payable, notes and debentures**	7.2%	$6,335	7.5%	$4,884
Capital lease obligations		156		135
Less: current portion		(857)		(498)

Long-term debt and notes payable		$5,634		$4,521

*
Reflects the weighted-average stated interest rate as of year-end.

**
The estimated fair value of total notes payable and notes and debentures, using a discounted cash flow analysis based on our incremental interest rates for similar types of financial instruments, was $6,562 million at February 3, 2001 and $4,893 million at January 29, 2000.

   Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are $846 million in 2001, $392 million in 2002, $464 million in 2003, $106 million in 2004 and $1,300 million in 2005.

Derivatives

   In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which we will adopt in 2001. It requires the fair value of all derivatives to be recognized as assets or liabilities, and specifies accounting for changes in fair value. We do not believe the adoption of SFAS No. 133 will have a material effect on our earnings or financial position.

   At February 3, 2001 and January 29, 2000, interest rate swap agreements were outstanding at notional amounts totaling $900 million and $400 million, respectively. The swaps hedge the fair value of certain debt by effectively converting interest from fixed rate to variable. At February 3, 2001 and January 29, 2000 the fair value of the interest rate swap agreements was not reflected in the financial statements. The fair value of existing swaps is immaterial.

consolidated statements of shareholders' investment

(millions, except share data)	Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Loan to ESOP	Total

January 31, 1998	$280	$73	$196	$3,930	$(19)	$4,460
Consolidated net earnings	—	—	—	935	—	935
Dividends declared	—	—	—	(182)	—	(182)
Tax benefit on unallocated preferred stock dividends and options	—	—	25	—	—	25
Conversion of preferred stock and other	(12)	—	37	—	—	25
Net reduction in loan to ESOP	—	—	—	—	19	19
Stock option activity	—	1	28	—	—	29

January 30, 1999	268	74	286	4,683	—	5,311
Consolidated net earnings	—	—	—	1,144	—	1,144
Dividends declared	—	—	—	(191)	—	(191)
Repurchase of stock	—	(1)	—	(580)	—	(581)
Issuance of stock for ESOP	—	—	81	—	—	81
Tax benefit on unallocated preferred stock dividends and options	—	—	29	—	—	29
Conversion of preferred stock	(268)	3	289	—	—	24
Stock option activity	—	—	45	—	—	45

January 29, 2000	—	76	730	5,056	—	5,862
Consolidated net earnings	—	—	—	1,264	—	1,264
Dividends declared	—	—	—	(194)	—	(194)
Repurchase of stock	—	(1)	—	(584)	—	(585)
Issuance of stock for ESOP	—	—	86	—	—	86
Tax benefit on employee options	—	—	44	—	—	44
Stock option activity	—	—	42	—	—	42

February 3, 2001	$—	$75	$902	$5,542	$—	$6,519

Common Stock Authorized 6,000,000,000 shares, $.0833 par value; 897,763,244 shares issued and outstanding at February 3, 2001; 911,682,776 shares issued and outstanding at January 29, 2000.

In January 1999, our Board of Directors authorized the repurchase of $1 billion of our common stock. In March 2000, our Board of Directors authorized the repurchase of an additional $1 billion of our common stock. In 2000, we repurchased 21.2 million shares of stock at a total cost of $591 million ($27.92 per share), net of the premium from exercised and expired put options. In 1999, we repurchased 18.8 million shares of stock at a total cost of $588 million ($31.29 per share), net of the premium from exercised and expired put options. Repurchases are made primarily in open market transactions, subject to market conditions. Our program also includes the sale of put options that entitle the holder to sell shares of our common stock to us, at a specified price, if the holder exercises the option.

During 2000 and 1999, we sold put options on 9.5 million shares in each year. Options on 4.1 million shares outstanding at the end of 2000 entitled their holders to sell shares of our common stock to us at prices ranging from $24 to $33 per share on specific dates from February through June 2001. Premiums received from the sale of put options during 2000 and 1999 were recorded in retained earnings and totaled $29 million and $23 million, respectively, of which $12 million and $7 million represent premiums received on put options outstanding at year-end.

Preferred Stock Authorized 5,000,000 shares; no shares of Series B ESOP Convertible Preferred Stock, $.01 par value, were issued and outstanding at February 3, 2001 and January 29, 2000 and 338,492 shares were issued and outstanding at January 30, 1999. In January 2000, each share of Series B ESOP Convertible Preferred Stock was converted into 120 shares of our common stock. Prior to conversion, these shares had voting rights equal to the equivalent number of common shares and were entitled to cumulative annual dividends of $56.20.

Junior Preferred Stock Rights In 1996, we declared a distribution of shares of preferred share purchase rights. Terms of the plan provide for a distribution of one preferred share purchase right for each outstanding share of our common stock. Each right will entitle shareholders to buy one twelve-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $25.00, subject to adjustment. The rights will be exercisable only if a person or group acquires ownership of 20 percent or more of our common stock or announces a tender offer to acquire 30 percent or more of our common stock.

See Notes to Consolidated Financial Statements throughout pages 24-36.

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

   We also have a performance share and restricted share plan for key employees. The last grant was made in 1995, and all shares relating to outstanding grants were issued in 1999 pursuant to the plan. On January 30, 1999, 1,038 performance shares and 246 restricted shares had been awarded, but not yet issued. On January 31, 1998, 1,588 performance shares and 424 restricted shares had been awarded, but not yet issued. Pursuant to the plan, issuance was contingent on satisfaction of certain criteria.

Options Outstanding

	Total Outstanding		Currently Exercisable
(shares in thousands)	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

January 31, 1998	28,934	$8.84	9,720	$6.58
Granted	6,619	24.08
Canceled	(346)	11.89
Exercised	(4,046)	6.13

January 30, 1999	31,161	$12.40	11,369	$8.25
Granted	3,811	33.82
Canceled	(352)	17.45
Exercised	(2,559)	7.01

January 29, 2000	32,061	$15.32	15,717	$10.23
Granted	5,617	33.67
Canceled	(481)	25.34
Exercised	(4,939)	9.14

February 3, 2001	32,258	$19.30	18,662	$12.36

Options Outstanding

(shares in thousands)	Shares Outstanding at February 3, 2001	Range of Exercise Price

	7,617	$4.98 - $7.50
	5,497	$7.50 - $12.50
	3,765	$12.50 - $17.50
	2,408	$17.50 - $22.50
	3,795	$22.50 - $27.50
	9,176	$27.50 - $34.34

Total	32,258	$4.98 - $34.34

   As of February 3, 2001, outstanding options had a weighted-average remaining contractual life of 7.0 years. The number of unissued common shares reserved for future grants under the stock option plans was 43,817,181 at February 3, 2001, and 48,979,794 at January 29, 2000.

   We apply APB No. 25, "Accounting for Stock Issued to Employees," to account for our stock option and performance share plans. Because the exercise price of our employee stock options equals the market price of the underlying stock on the grant date, no compensation expense related to options is recognized. Performance share compensation expense was recognized based on the fair value of the shares at the end of each reporting period. If we had elected to recognize compensation cost based on the fair value of the options and performance shares at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings would have been the pro forma amounts shown below. EPS calculated under SFAS No. 123 would be $.01 and $.02 lower than reported EPS in 2000 and 1999, respectively, and unchanged from reported EPS in 1998.

Pro Forma Earnings

(millions)	2000	1999	1998

Net earnings — as reported	$1,264	$1,144	$935
Net earnings — pro forma	$1,247	$1,132	$934

   The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

	2000	1999	1998

Dividend yield	.6%	.6%	.7%
Volatility	30%	30%	30%
Risk-free interest rate	4.8%	6.6%	4.6%
Expected life in years	5.0	5.6	5.6

Weighted-average fair value at grant date	$11.15	$12.91	$8.12

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

Change in Benefit Obligation

	Pension Benefits		Postretirement Health Care Benefits
(millions)	2000	1999	2000	1999

Benefit obligation at beginning of measurement period	$862	$729	$94	$85
Service cost	47	44	2	2
Interest cost	63	53	7	6
Actuarial (gain)/loss	(1)	76	4	9
Benefits paid	(54)	(40)	(8)	(8)

Benefit obligation at end of measurement period	$917	$862	$99	$94

Change in Plan Assets

Fair value of plan assets at beginning of measurement period	$982	$859	$—	$—
Actual return on plan assets	91	62	—	—
Employer contribution	1	100	8	8
Benefits paid	(54)	(39)	(8)	(8)

Fair value of plan assets at end of measurement period	$1,020	$982	$—	$—

Reconciliation of Prepaid/(Accrued) Cost

Funded status	$103	$120	$(99)	$(94)
Unrecognized actuarial loss/(gain)	32	51	(3)	(7)
Unrecognized prior service cost	9	8	2	2

Net prepaid/(accrued) cost	$144	$179	$(100)	$(99)

The benefit obligation and fair value of plan assets, for the pension plans with benefit obligations in excess of plan assets, were $54 and $0 as of October 31, 2000 and $49 and $0 as of October 31, 1999.

Net Pension and Postretirement Health Care Benefits Expense

	Pension Benefits			Postretirement Health Care Benefits
(millions)	2000	1999	1998	2000	1999	1998

Service cost benefits earned during the period	$47	$44	$35	$2	$2	$1
Interest cost on projected benefit obligation	63	53	45	7	6	6
Expected return on assets	(81)	(72)	(58)	—	—	—
Recognized gains and losses	8	9	3	—	—	(1)
Recognized prior service cost	1	1	—	—	—	—

Total	$38	$35	$25	$9	$8	$6

   The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

Actuarial Assumptions

	Pension Benefits			Postretirement Health Care Benefits
	2000	1999	1998	2000	1999	1998

Discount rate	7 3/4%	7 1/2%	7%	7 3/4%	7 1/2%	7%
Expected long-term rate of return on plans' assets	9	9	9	n/a	n/a	n/a
Average assumed rate of compensation increase	4 3/4	4 1/2	4	n/a	n/a	n/a

   An increase in the cost of covered health care benefits of 6 percent is assumed for 2001. The rate is assumed to remain at 6 percent in the future. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1 percent change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease

Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$—	$—
Effect on the health care component of the postretirement benefit obligation	$5	$(5)

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

   In 1989, we loaned $379 million to the ESOP at a 9 percent interest rate. Proceeds from the loan were then used by the ESOP to purchase 438,353 shares of 401(k) preferred shares. The original issue value of the 401(k) preferred shares of $864.60 per share was guaranteed by the Corporation. The loan was paid off during 1998 using dividends paid on all 401(k) preferred shares held by the ESOP. In January 2000, each 401(k) preferred share was converted into 120 shares of common stock.

   Prior to the conversion of all 401(k) preferred shares to common stock, we were required to exchange at fair value each 401(k) preferred share for 120 shares of common stock and cash, if any, upon a participant's termination. The 401(k) preferred shares were classified as shareholders' investment to the extent the preferred shares were permanent equity.

   Dividends earned on 401(k) preferred shares held by the ESOP were $19 million in both 1999 and 1998. The dividends on allocated 401(k) preferred shares were paid to participants' accounts in additional 401(k) preferred shares until June 1998. Dividends are now paid to participants in cash. Benefits expense was $92 million in 2000, $78 million in 1999 and $29 million in 1998.

Leases

   Assets held under capital leases are included in property and equipment and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized and lease rentals are expensed. Rent expense on buildings, classified in selling, general and administrative expense, includes percentage rents that are based on a percentage of retail sales over stated levels. Total rent expense was $168 million in 2000 and 1999 and $150 million in 1998. Most of the long-term leases include options to renew, with terms varying from five to 30 years. Certain leases also include options to purchase the property.

   Future minimum lease payments required under noncancelable lease agreements existing at February 3, 2001, were:

Future Minimum Lease Payments

(millions)	Operating Leases	Capital Leases

2001	$111	$25
2002	102	24
2003	89	22
2004	79	21
2005	73	20
After 2005	680	146

Total future minimum lease payments	$1,134	$258
Less: interest*	(334)	(102)
Present value of minimum lease payments	$800	$156**

*
Calculated using the interest rate at inception for each lease (the weighted-average interest rate was 8.7 percent).

**
Includes current portion of $11 million.

Owned and Leased Store Locations

   At year-end, owned, leased and "combined" (combination owned/leased) store locations by operating segment were as follows:

	Owned	Leased	Combined	Total

Target	759	95	123	977
Mervyn's	160	67	39	266
Marshall Field's	51	12	1	64

Total	970	174	163	1,307

Income Taxes

   Reconciliation of tax rates is as follows:

Percent of Earnings Before Income Taxes

	2000	1999	1998

Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.6	3.9	4.5
Dividends on ESOP stock	(.2)	(.4)	(.5)
Work opportunity tax credits	(.2)	(.2)	(.2)
Inventory shortage tax matter	—	—	(1.3)
Other	.2	.5	.7

Effective tax rate	38.4%	38.8%	38.2%

   The components of the provision for income taxes were:

Income Tax Provision: Expense/(Benefit)

(millions)	2000	1999	1998

Current:
Federal	$675	$570	$497
State	113	106	110

	788	676	607

Deferred:
Federal	(1)	63	(10)
State	2	12	(3)

	1	75	(13)

Total	$789	$751	$594

   The components of the net deferred tax asset/(liability) were:

Net Deferred Tax Asset/(Liability)

(millions)	February 3, 2001	January 29, 2000

Gross deferred tax assets:
Self-insured benefits	$167	$146
Deferred compensation	143	130
Inventory	100	84
Valuation allowance	64	63
Postretirement health care obligation	40	41
Other	99	106

	613	570

Gross deferred tax liabilities:
Property and equipment	(460)	(408)
Other	(96)	(104)

	(556)	(512)

Total	$57	$58

Inventory Shortage Tax Matter

   In 1998, we received a favorable ruling from the United States Court of Appeals on a 1983 case related to the deductibility of accrued inventory shortage expense. The beneficial effect resulting from the outcome of the case was $20 million ($.02 per share) and was reflected as a reduction in the 1998 effective income tax rate. This issue has been settled for all years.

Acquisitions

   In 1998, we acquired The Associated Merchandising Corporation, an international sourcing company that provides services to our operating divisions and other retailers, and we also acquired Rivertown Trading Company, a direct marketing firm. Both subsidiaries are included in the consolidated financial statements. Their revenues and operating results are included in "other" in revenues and in our pre-tax earnings reconciliation on page 36 and were immaterial in 2000, 1999 and 1998.

Commitments and Contingencies

   Commitments for the purchase, construction, lease or remodeling of real estate, facilities and equipment were approximately $633 million at year-end 2000. We are exposed to claims and litigation arising out of the ordinary course of business. Management, after consulting with legal counsel, believes the currently identified claims and litigation will not have a material adverse effect on our results of operations or our financial condition taken as a whole.

Quarterly Results (Unaudited)

   The same accounting policies are followed in preparing quarterly financial data as are followed in preparing annual data. The table below summarizes results by quarter for 2000 and 1999:

(millions, except per share data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total Year

	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999

Total revenues	$7,746	7,158	$8,251	7,687	$8,582	7,927	$12,324	10,930	$36,903	33,702
Gross margin (a)	$2,410	2,182	$2,530	2,376	$2,584	2,441	$3,543	3,184	$11,067	10,183
Net earnings before extraordinary charges (c)	$239	194	$257	228	$216	241	$552	522	$1,264	1,185
Net earnings (b) (c)	$239	194	$258	224	$215	232	$552	494	$1,264	1,144
Basic earnings per share (b) (c) (d)	$.26	.21	$.28	.25	$.24	.26	$.62	.55	$1.40	1.28
Diluted earnings per share (b) (c) (d)	$.26	.21	$.28	.24	$.24	.25	$.61	.53	$1.38	1.23
Dividends declared per share (d)	$.050	.050	$.050	.050	$.055	.050	$.055	.050	$.210	.200
Common stock price (e)
High	$38.59	37.88	$35.72	36.22	$31.88	34.75	$37.98	37.50	$38.59	37.88
Low	$27.94	29.38	$26.22	28.97	$22.75	27.63	$25.50	30.38	$22.75	27.63

(a)
Gross margin is sales less cost of sales. The LIFO provision, included in gross margin, is analyzed each quarter for estimated changes in year-end inventory levels, markup rates and internally generated retail price indices. A final adjustment is recorded in the fourth quarter for the difference between the prior quarters' estimates and the actual total year LIFO provision.

(b)
In 2000, second and third quarter net earnings include extraordinary gains (charges), net of tax, related to the purchase and redemption of debt of $1 million and $(1) million (each less than .01 per basic and diluted share), respectively. In 1999, second, third and fourth quarter net earnings include extraordinary charges, net of tax of $4 million, $9 million and $28 million (less than $.01, $.01 and $.03 per basic and diluted share), respectively.

(c)
Third quarter and total year 1999 net earnings before extraordinary charges, net earnings and earnings per share include a mainframe outsourcing pre-tax charge of $5 million (less than $.01 per share).

(d)
Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding and/or rounding caused by the 2000 two-for-one common share split.

(e)
Our common stock is listed on the New York Stock Exchange and Pacific Exchange. At March 23, 2001, there were 14,660 registered shareholders and the common stock price was $34.90 per share.

Business Segment Comparisons

(millions)	2000*	1999	1998	1997	1996	1995*

Revenues
Target	$29,278	$26,080	$23,014	$20,298	$17,810	$15,752
Mervyn's	4,152	4,099	4,150	4,219	4,350	4,491
Marshall Field's	3,011	3,074	3,064	2,970	2,932	2,991
Other	462	449	434	—	—	—

Total revenues	$36,903	$33,702	$30,662	$27,487	$25,092	$23,234

Pre-tax segment profit and earnings reconciliation
Target	$2,223	$2,022	$1,578	$1,287	$1,048	$721
Mervyn's	269	205	240	280	272	117
Marshall Field's	190	296	279	240	151	192

Total pre-tax segment profit	$2,682	$2,523	$2,097	$1,807	$1,471	$1,030

LIFO provision credit/(expense)	(4)	7	18	(6)	(9)	(17)
Securitization adjustments:
Gain/(loss)	—	—	(3)	45	—	—
Interest equivalent	(50)	(49)	(48)	(33)	(25)	(10)
Interest expense	(425)	(393)	(398)	(416)	(442)	(442)
Mainframe outsourcing	—	(5)	(42)	—	—	—
Real estate repositioning	—	—	—	—	(134)	—
Other	(150)	(147)	(68)	(71)	(78)	(60)

Earnings before income taxes and extraordinary charges	$2,053	$1,936	$1,556	$1,326	$783	$501

Assets
Target	$14,348	$12,048	$10,475	$9,487	$8,257	$7,330
Mervyn's	2,270	2,248	2,339	2,281	2,658	2,776
Marshall Field's	2,114	2,149	2,123	2,188	2,296	2,309
Other	758	698	729	235	178	155

Total assets	$19,490	$17,143	$15,666	$14,191	$13,389	$12,570

Depreciation and amortization
Target	$660	$567	$496	$437	$377	$328
Mervyn's	130	138	138	126	151	150
Marshall Field's	134	133	135	128	119	113
Other	16	16	11	2	3	3

Total depreciation and amortization	$940	$854	$780	$693	$650	$594

Capital expenditures
Target	$2,244	$1,665	$1,352	$1,155	$1,048	$1,067
Mervyn's	106	108	169	72	79	273
Marshall Field's	143	124	127	124	173	161
Other	35	21	9	3	1	21

Total capital expenditures	$2,528	$1,918	$1,657	$1,354	$1,301	$1,522

Segment EBITDA
Target	$2,883	$2,589	$2,074	$1,724	$1,425	$1,049
Mervyn's	400	343	378	406	423	267
Marshall Field's	323	429	414	368	270	305

Total segment EBITDA	$3,606	$3,361	$2,866	$2,498	$2,118	$1,621

Net assets**
Target	$10,659	$8,413	$7,302	$6,602	$5,711	$5,109
Mervyn's	1,928	1,908	2,017	2,019	2,268	2,484
Marshall Field's	1,749	1,795	1,785	1,896	1,879	1,940
Other	463	428	514	169	53	96

Total net assets	$14,799	$12,544	$11,618	$10,686	$9,911	$9,629

Each operating segment's assets and operating results include the receivable-backed securities held by Target Receivables Corporation and Retailers National Bank, as well as related income and expense.

*Consisted of 53 weeks.

**Net assets represent total assets (including publicly held receivable-backed securities) less non-interest bearing current liabilities.

summary financial and operating data (unaudited)

(dollars in millions, except per share data)	2000(a	)	1999	1998	1997	1996	1995(a	)

Results of operations
Total revenues	$36,903		33,702	30,662	27,487	25,092	23,234

Net earnings (c) (d) (e)	$1,264		1,144	935	751	463	311

Financial position data
Total assets	$19,490		17,143	15,666	14,191	13,389	12,570

Long-term debt	$5,634		4,521	4,452	4,425	4,808	4,959

Per common share data (b)
Diluted earnings per share (c) (d) (e)	$1.38		1.23	.99	.80	.49	.32

Cash dividend declared	$.21		.20	.18	.17	.16	.15

Other data
Weighted average common shares outstanding (b)	903.5		882.6	880.0	872.2	866.5	862.1

Diluted average common shares outstanding (b)	913.0		931.3	934.6	927.3	921.8	916.6

Capital expenditures	$2,528		1,918	1,657	1,354	1,301	1,522

Number of stores:
Target	977		912	851	796	736	670
Mervyn's	266		267	268	269	300	295
Marshall Field's	64		64	63	65	65	64

Total stores	1,307		1,243	1,182	1,130	1,101	1,029

Total retail square footage (thousands):
Target	112,604		102,945	94,553	87,158	79,360	71,108
Mervyn's	21,555		21,635	21,729	21,810	24,518	24,113
Marshall Field's	14,174		14,060	13,890	14,090	14,111	13,870

Total retail square footage	148,333		138,640	130,172	123,058	117,989	109,091

(a)
Consisted of 53 weeks.

(b)
Earnings per share, dividends per share and common shares outstanding reflect our 2000 and 1998 two-for-one common share splits and our 1996 three-for-one common share split.

(c)
Extraordinary charges, net of tax, related to the purchase and redemption of debt were less than $1 million (less than $.01 per share) in 2000, $41 million ($.04 per share) in 1999, $27 million ($.03 per share) in 1998, $51 million ($.05 per share) in 1997 and $11 million ($.01 per share) in 1996.

(d)
1999 includes a mainframe outsourcing pre-tax charge of $5 million (less than $.01 per share). 1998 included a mainframe outsourcing pre-tax charge of $42 million ($.03 per share) and the beneficial effect of $20 million ($.02 per share) of the favorable outcome of our inventory shortage tax matter. 1996 included a real estate repositioning pre-tax charge of $134 million ($.09 per share).

(e)
1998 included a $3 million pre-tax net loss (less than $.01 per share) related to securitization maturity and sale transactions. 1997 included a $45 million pre-tax gain ($.03 per share) related to securitization sale transactions.

The Summary Financial and Operating Data should be read in conjunction with the Notes to Consolidated Financial Statements throughout pages 24-36.

Report of Independent Auditors

Board of Directors and Shareholders
Target Corporation

   We have audited the accompanying consolidated statements of financial position of Target Corporation and subsidiaries as of February 3, 2001 and January 29, 2000 and the related consolidated results of operations, cash flows and shareholders' investment for each of the three years in the period ended February 3, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Target Corporation and subsidiaries at February 3, 2001 and January 29, 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
March 5, 2001

QuickLinks

Average Receivables Serviced (millions)