Form 10-K, Exhibit 13
period 2002-02-02
TARGET CORP
filed 2002-04-15
CIK 27419

QuickLinks -- Click here to rapidly navigate through this document

[MAP OF UNITED STATES]

presence+potential

As Target continues to open traditional discount stores and SuperTarget stores throughout the continental United States, we steadily increase our overall penetration. By maintaining our discipline and adding square footage consistent with our historical growth rate of 8 to 10 percent annually, we expect to further expand our presence in key markets and regions and deliver profitable growth to our shareholders well into the future.

Year-end 2001 Store Count and Square Footage by State

Density Group	Sq. Ft. per Thousand Population	No. of Stores	Retail Sq. Ft. (in thousands)

Minnesota	1,485	59	7,366
Iowa	811	19	2,383
North Dakota	786	4	505
Arizona	744	34	3,901
Nebraska	733	10	1,263
Montana	701	6	638
Nevada	692	12	1,424
Colorado	691	25	3,023
Indiana	623	34	3,815
Wisconsin	596	28	3,218
Group 1 total	801	231	27,536

Utah	574	8	1,304
Michigan	550	50	5,493
California	543	159	18,555
Texas	539	95	11,402
Washington	527	28	3,147
South Dakota	517	4	393
Illinois	506	53	6,329
Florida	504	69	8,177
Maryland	496	22	2,645
Georgia	485	33	4,034
Group 2 total	527	521	61,479

Kansas	475	10	1,285
New Mexico	473	8	871
Virginia	442	26	3,157
Missouri	416	20	2,346
Idaho	407	5	536
Ohio	391	38	4,457
Wyoming	370	2	184
Tennessee	363	19	2,091
Oregon	346	11	1,199
Delaware	337	2	267
Group 3 total	404	141	16,393

North Carolina	328	24	2,677
New Hampshire	319	3	397
Kentucky	315	12	1,280
New Jersey	311	21	2,634
South Carolina	295	10	1,197
Oklahoma	242	8	840
Alabama	237	7	1,064
Pennsylvania	236	23	2,902
Massachusetts	228	11	1,454
Connecticut	190	5	648
Group 4 total	269	124	15,093

New York	173	25	3,294
Louisiana	125	4	563
Rhode Island	122	1	128
Maine	98	1	125
Arkansas	85	2	229
Mississippi	83	2	239
West Virginia	68	1	124
Vermont	0	0	0
Group 5 total	139	36	4,702

Total	445	1,053	125,203

management's discussion and analysis

analysis of operations

[Graph]

Diluted Earnings per share

'97	'98	'99	'00	'01
$.80	$.99	$1.23	$1.38	$1.50

Earnings

Our net earnings were $1,368 million in 2001, compared with $1,264 million in 2000 and $1,144 million in 1999. Earnings per share were $1.50 in 2001, $1.38 in 2000 and $1.23 in 1999. References to earnings per share refer to diluted earnings per share. Earnings per share, dividends per share and common shares outstanding reflect our 2000 and 1998 two-for-one share splits.

Earnings Analysis
(millions)

	2001	2000	1999

Net earnings before unusual items	$1,416	$1,264	$1,188
Unusual items, after tax	(42)	—	(3)
Net earnings before extraordinary items	1,374	1,264	1,185
Extraordinary items—debt repurchase	(6)	—	(41)
Net earnings	$1,368	$1,264	$1,144

        Management uses net earnings before unusual items, among other standards, to measure operating performance. It supplements, and is not intended to represent a measure of performance in accordance with, disclosures required by accounting principles generally accepted in the United States (GAAP).

        The $42 million after-tax ($.05 per share) unusual item in 2001 relates to the required adoption of a new accounting standard applicable to securitized accounts receivable (discussed in detail under Accounting for Accounts Receivable on page 19). The $3 million after-tax (less than $.01 per share) unusual item in 1999 relates to our mainframe outsourcing.

        Management's discussion and analysis is based on our Consolidated Results of Operations as shown on page 24.

[Graph]

Revenues
(millions)

'97	'98	'99	'00	'01
$27,487	$30,662	$33,702	$36,903	$39,888

Revenues and Comparable-store Sales

In 2001, total revenues increased 9.7 percent and comparable-store sales increased 2.7 percent, both on a 52-week basis (since 2000 was a 53-week year, the first week is removed for comparability). Total revenues include retail sales and net credit revenues. Comparable-store sales are sales from stores open longer than one year. Revenue growth in 2001 and 2000 reflected Target's new store expansion, our overall comparable-store sales growth and growth in our credit card operations. The impact of inflation was minimal and, as a result, the overall comparable-store sales increase closely approximated real growth.

Revenues and Comparable-store Sales Growth
(52-week basis)

	2001		2000
	Revenues	Comparable- Store Sales	Revenues	Comparable- Store Sales

Target	13.1%	4.1%	10.5%	3.4%
Mervyn's	(1.7)	(1.5)	0.2	0.3
Marshall Field's	(4.8)	(5.7)	(3.3)	(4.0)

Total	9.7%	2.7%	7.9%	2.4%

Revenues per Square Foot*
(52-week basis)

	2001	2000	1999

Target	$274	$268	$264
Mervyn's	188	190	189
Marshall Field's	194	210	220

* Thirteen-month average retail square feet.

Gross Margin Rate

The gross margin rate represents gross margin (sales less cost of sales) as a percent of sales. In 2001, our gross margin rate was essentially even with the prior year, benefiting from improvement at both Target and Mervyn's, offset by unfavorable performance at Marshall Field's and the mix impact of growth at Target, our lowest gross margin rate division. In 2000, our gross margin rate decreased primarily due to the mix impact of growth at Target.

Operating Expense Rate

Operating expense rate represents selling, general and administrative expense (including buying and occupancy, advertising, start-up and other expense) as a percent of sales. Operating expense excludes depreciation and amortization and expenses associated with our credit card operations, which are separately reflected on our Consolidated Results of Operations. In 2001, our operating expense rate improved, principally benefiting from the overall growth of Target, our lowest expense rate division. The operating expense rate in 2000 was essentially even with 1999.

Pre-tax Segment Profit

Pre-tax segment profit increased 11 percent in 2001 to $2,965 million, compared with $2,682 million in 2000 and $2,523 million in 1999. The increase was driven by growth at Target, which delivered 86 percent of consolidated pre-tax segment profit. Mervyn's also experienced an increase in pre-tax segment profit, while Marshall Field's experienced a decline compared to last year. Target's full-year profit margin increased to 7.8 percent of revenues in 2001 from 7.6 percent in 2000. We define pre-tax segment profit as earnings before LIFO, securitization effects, interest, other expense and unusual items. A reconciliation of pre-tax segment profit to pre-tax earnings is provided in the Notes to Consolidated Financial Statements on page 35. Our segment disclosures may not be consistent with disclosures of other companies in the same line of business.

Pre-tax Segment Profit and as a Percent of Revenues

	Pre-tax Segment Profit		As a Percent of Revenues
(millions)	2001	2000	2001	2000

Target	$2,546	$2,223	7.8%	7.6%
Mervyn's	286	269	7.1	6.5
Marshall Field's	133	190	4.7	6.3

Total	$2,965	$2,682	7.5%	7.4%

Net earnings before extraordinary items	$1,374	$1,264

EBITDA

We provide the following EBITDA information derived from our financial statements because we believe it provides a meaningful aid to analysis of our performance by segment. We define segment EBITDA as pre-tax segment profit before depreciation and amortization expense. This presentation is not intended to be a substitute for GAAP required measures of profitability and cash flow. A reconciliation of pre-tax segment profit to pre-tax earnings is provided in the Notes to Consolidated Financial Statements on page 35. Our definition of EBITDA may differ from definitions used by other companies.

EBITDA and as a Percent of Revenues

	EBITDA		As a Percent of Revenues
(millions)	2001	2000	2001	2000

Target	$3,330	$2,883	10.2%	9.8%
Mervyn's	412	400	10.2	9.6
Marshall Field's	268	323	9.5	10.7

Total segment EBITDA	$4,010	$3,606	10.2%	9.9%

Segment depreciation and amortization	(1,045)	(924)

Pre-tax segment profit	$2,965	$2,682

Cash flows provided by/(used for):
Operating activities	$1,992	$2,122
Investing activities	(3,310)	(2,692)
Financing activities	1,461	706

Net increase in cash and cash equivalents	$143	$136

Interest Expense

In 2001, the total of interest expense and interest equivalent was $491 million, $16 million higher than in 2000. For analytical purposes, the amounts that represented payments accrued to holders of sold securitized receivables prior to August 22, 2001 (discussed in detail under Accounting for Accounts Receivable on page 19) are considered as "interest equivalent." After this date such payments constitute interest expense. In 2001, the increase in interest expense and interest equivalent was due to higher average funded balances partially offset by a considerably lower average portfolio interest rate and the impact of one less week than in 2000. The average portfolio interest rate in 2001 was 6.4 percent, compared with 7.4 percent in 2000 and 7.5 percent in 1999. In 2000, the total of interest expense and interest equivalent was $33 million higher than 1999 due to higher average funded balances and the impact of the 53rd week in the year, partially offset by a lower average portfolio interest rate.

        During 2001, we repurchased $144 million of debt resulting in an after-tax extraordinary charge of $6 million ($.01 per share). The debt repurchased had a weighted-average interest rate of 9.2 percent and an average remaining life of 7 years. In 2000 and 1999, we repurchased $35 million and $381 million of long-term debt, respectively, resulting in after-tax extraordinary charges of $3 million (less than $.01 per share) and $41 million ($.04 per share), respectively. Also in 2000, $371 million of puttable debt was put to us, resulting in an after-tax extraordinary gain of $3 million (less than $.01 per share).

Income Tax Rate

The effective income tax rate was 38.0 percent, 38.4 percent and 38.8 percent in 2001, 2000 and 1999, respectively. The tax provision includes estimates for certain unresolved matters in dispute with state and federal tax authorities.

Accounting for Accounts Receivable

On August 22, 2001, Target Receivables Corporation (TRC) sold, through the Target Credit Card Master Trust (the Trust), $750 million of receivable-backed securities to the public. This was the fourth such transaction executed over the past several years. This method of funding represents a cost-effective means of financing our accounts receivable (as of year-end, the annualized floating interest rate applicable to the 2001 transaction was 1.9 percent). Prior to this August 22, 2001 transaction, the accounting guidance applicable to our earlier receivable-backed securities transactions was SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," resulting in sale accounting treatment. Concurrent with our August 22, 2001 issuance of receivable-backed securities, SFAS No. 140 (which replaced SFAS No. 125 in its entirety) became the accounting guidance applicable to such transactions. Application of SFAS No. 140 resulted in secured financing accounting for both this most recent transaction and for the two prior transactions that remain outstanding. This new accounting treatment results from the fact that the Trust is not a qualifying special purpose entity under SFAS No. 140. While this new accounting requires secured financing treatment of the securities issued by the Trust on our consolidated financial statements, the assets within the Trust are still considered sold to our wholly owned, bankruptcy remote subsidiary, TRC, and are not available to general creditors of the Corporation.

        Beginning on August 22, 2001, our consolidated financial statements reflected the following accounting changes. First, we reflected the obligation to holders of the $800 million (face value) of previously sold receivable-backed securities (Series 1997-1 and 1998-1, Class A Certificates) as debt of TRC, and we recorded the receivables at fair value in place of the previously recorded retained interests related to the sold securities. This resulted in an unusual pre-tax charge of $67 million ($.05 per share). Next, we reclassified the owned receivable-backed securities to accounts receivable at fair value. This reclassification had no impact on our Consolidated Statements of Operations because we had previously recorded permanent impairments to our portfolio of owned receivable-backed securities in amounts equal to the difference between face value and fair value of the underlying receivables.

        Our Consolidated Results of Operations do not include finance charge revenues or loss provision related to the publicly held receivable-backed securities until August 22, 2001. Payments accrued to holders of our publicly held receivable-backed securities prior to August 22, 2001 are included in our pre-tax earnings reconciliation on page 35 as interest equivalent. Interest equivalent was $27 million in 2001, $50 million in 2000 and $49 million in 1999.

Fourth Quarter Results

Due to the seasonal nature of our business, fourth quarter operating results typically represent a substantially larger share of total year revenues and earnings due to the inclusion of the holiday shopping season.

        Fourth quarter 2001 net earnings were $658 million, compared with $552 million in 2000. Earnings per share were $.72 for the quarter, compared with $.61 in 2000. Total revenues increased 7.4 percent and 13-week comparable-store sales increased 4.6 percent. Our pre-tax segment profit increased 18 percent to $1,272 million, driven by results at Target and Mervyn's.

Fourth Quarter Pre-tax Segment Profit and Percent Change from Prior Year

(millions)	2001		2000

Target	$1,078	21%	$892	10%
Mervyn's	131	21	108	58
Marshall Field's	63	(20)	79	(34)

Total	$1,272	18%	$1,079	8%

Net earnings before extraordinary items	$663	20%	$552	6%

Significant Accounting Policies

Revenues    Revenue from retail sales is recognized at the time of sale. Commissions earned on sales generated by leased departments are included within sales. Net credit revenues are comprised of finance charges and late fees on credit sales and third-party merchant fees earned from the use of our Target Visa credit card.

Cost of sales    Cost of sales includes the cost of merchandise sold calculated utilizing the retail inventory accounting method. It includes estimates of shortage that are adjusted upon physical inventory counts in subsequent periods and estimates of amounts due from vendors for certain merchandise allowances and rebates. These estimates are consistent with our historical experience. It also includes a LIFO provision that is calculated based on inventory levels, markup rates and internally generated retail price indices.

Selling, general and administrative expense    Selling, general and administrative expense includes expenses related to store operation, distribution, advertisement and administration. It also includes estimates for the present value cost of workers' compensation and general liability claims.

Credit expense    Credit expense includes expenses related to operating, marketing and managing our credit card portfolio. It includes charges to adjust our accounts receivable to net realizable value. The allowance for doubtful accounts is estimated from historical portfolio performance and projections of trends.

analysis of financial condition

Our financial condition remains strong. Cash flow from operations was $1,992 million, driven by net income before depreciation expense. Internally generated cash, along with our ability to access a variety of financial markets, provides capital for our expansion plans. We expect to continue to fund the growth in our business through a combination of internally generated funds and debt.

[Graph]

Cash Flow from Operations
(millions)

'97	'98	'99	'00	'01
$1,645	$1,929	$2,465	$2,122	$1,992

        During 2001, our total gross year-end receivables serviced (which includes all securitized receivables) increased 41 percent, or $1,187 million, to $4,092 million. The growth in year-end receivables serviced was driven by the national roll-out of the Target Visa credit card in the third quarter of 2001. Average total receivables serviced increased 16 percent from last year.

        During 2001, inventory levels increased $201 million, or 4.7 percent. This growth was more than fully funded by the $584 million increase in accounts payable over the same period.

[Graph]

Capital Expenditures
(millions)

'97	'98	'99	'00	'01
$1,354	$1,657	$1,918	$2,528	$3,163

        Capital expenditures were $3,163 million in 2001, compared with $2,528 million in 2000. Investment in Target accounted for 92 percent of 2001 capital expenditures. Net property and equipment increased $2,115 million. Over the past five years, Target's retail square footage has grown at a compound annual rate of approximately 10 percent, consistent with our objective to expand square footage in the range of 8 to 10 percent annually.

        Approximately 71 percent of total expenditures in 2001 was for new stores, expansions and remodels.

Number of Stores

	February 3, 2001	Opened	Closed	February 2, 2002

Target	977	93	17	1,053
Mervyn's	266	—	2	264
Marshall Field's	64	—	—	64

Total	1,307	93	19	1,381

        Other capital investments were for information system hardware and software, distribution capacity and other infrastructure to support store growth, primarily at Target.

        Our financing strategy is to ensure liquidity and access to capital markets, to manage the amount of floating-rate debt and to maintain a balanced spectrum of debt maturities. Within these parameters, we seek to minimize our cost of borrowing.

        In March 2000, our Board of Directors authorized the repurchase of $1 billion of our common stock, in addition to the $1 billion authorized in January 1999. Since the inception of our share repurchase program, we have repurchased a total of 40.5 million shares of our common stock at a total cost of $1,186 million ($29.29 per share), net of the premium from exercised and expired put options. In 2001, common stock repurchases were curtailed. Consequently, common stock repurchases did not have a material impact on our 2001 earnings and financial position.

        A key to our access to liquidity and capital markets is maintaining strong investment-grade debt ratings. During 2001, our long-term debt rating was upgraded by Standard and Poor's. Further liquidity is provided by $1.9 billion of committed lines of credit obtained through a group of 29 banks. No debt instrument contains provisions requiring acceleration of payment upon a debt rating downgrade.

Credit Ratings

	Moody's	Standard and Poor's	Fitch

Long-term debt	A2	A+	A
Commercial paper	P-1	A-1	F1
Receivable-backed securities	Aaa	AAA	N/A

Commitments and Contingencies

At February 2, 2002, our contractual obligations include notes payable, notes and debentures of $8,840 million (discussed in detail under Long-term Debt and Notes Payable on page 31 of the Notes to Consolidated Financial Statements) and the present value of capital and operating lease obligations of $153 million and $788 million, respectively (discussed in detail under Leases on page 32 of the Notes to Consolidated Financial Statements). In addition, commitments for the purchase, construction, lease or remodeling of real estate, facilities and equipment were approximately $729 million at year-end 2001.

        We are exposed to claims and litigation arising out of the ordinary course of business. Management, after consulting with legal counsel, believes the currently identified claims and litigation will not have a material adverse effect on our results of operations or our financial condition taken as a whole.

performance objectives

Shareholder Return

Our primary objective is to maximize shareholder value over time through a combination of share price appreciation and dividend income while maintaining a prudent and flexible capital structure. Our total return to shareholders (including reinvested dividends) over the last five years averaged 37 percent annually, returning about $480 for each $100 invested in our stock at the beginning of this period.

[Graph]

Total Annualized Return

	Target	S&P 500	S&P Retail
5 year	37%	9%	24%
10 year	25%	13%	16%

Measuring Value Creation

We measure value creation internally using a form of Economic Value Added (EVA), which we define as after-tax segment profit less a capital charge for all investment employed. The capital charge is an estimate of our after-tax cost of capital adjusted for the age of our stores, recognizing that mature stores inherently have higher returns than newly opened stores. We estimate that the after-tax cost of capital for our retail operations is approximately 9 percent, while our credit card operations' after-tax cost of capital is approximately 5 percent as a result of their ability to support higher debt levels. We expect to continue to generate returns in excess of these costs of capital, thereby producing EVA.

        EVA is used to evaluate our performance and to guide capital investment decisions. A significant portion of executive incentive compensation is tied to the achievement of targeted levels of annual EVA improvement.

Financial Objectives

We believe that managing our business with a focus on EVA helps achieve our objective of average annual earnings per share growth of 15 percent or more over time. Our financial strategy is to produce these results with strong interest coverage and prudent levels of debt, which will allow efficient capital market access to fund our growth. Earnings per share before unusual items have grown at a compound annual rate of 21 percent over the last five years.

        We ended 2001 with a retail debt ratio of 43 percent. In evaluating our debt level, we separate retail operations from credit card operations due to their inherently different financial characteristics. We view the appropriate capitalization of our credit card operations to be 88 percent debt and 12 percent equity, similar to ratios of comparable credit card businesses.

Debt Ratios and Interest Coverage

	2001	2000	1999

Retail	43%	44%	40%
Credit	88%	88%	88%
Total debt ratio	52%	52%	49%

Interest coverage	4.7x	4.4x	4.6x

Debt ratios and interest coverage include the impact of any publicly held receivable-backed securities and off-balance sheet operating leases as if they were debt. Debt ratios represent the ratio of debt and debt equivalents to total capitalization, including debt, other long-term deferred items and equity. Interest coverage represents the ratio of pre-tax earnings before unusual items and fixed charges to fixed charges (interest expense, interest equivalent and the interest portion of rent expense).

[Two Graphs]

Retail Capitalization
(millions)

	'99	'00	'01
debt	$4,334	$5,611	$6,314
total	$10,795	$12,828	$14,853

Credit Capitalization
(millions)

	'99	'00	'01
debt	$2,281	$2,480	$3,467
total	$2,592	$2,818	$3,939

Credit Operations

We offer credit to qualified guests in each of our business segments. These credit card programs strategically support our core retail operations and are an integral component of each business segment. In addition to our store-brand credit card programs which have been offered for many years, we began a national roll-out of the Target Visa credit card during 2001. Our credit card products support earnings growth by driving sales at our stores and through growth in credit financial performance. Credit performance, shown in the following tables, reflects each business segment's credit operation's contribution to pre-tax segment profit (which is before funding costs) on an accounts receivable serviced basis.

        The revenue from serviced accounts receivable represents revenues derived from finance charges, late fees and other revenues. Merchant fees (intracompany) are fees charged to our retail operations on a basis similar to fees charged by third-party credit card issuers. These fees, which include deferred billing fees charged for carrying non-revenue-earning revolving balances, are eliminated in consolidation. Merchant fees (third-party) are fees paid by third parties that have accepted the Target Visa credit card, and are included in net credit revenues. Operations and marketing expenses include costs associated with the opening, retention and servicing of accounts.

[Graph]

Credit Portfolio Yield

'97	'98	'99	'00	'01
12.5%	14.0%	15.4%	15.4%	14.7%

Average Receivables Serviced
(millions)

	'97	'98	'99	'00	'01
Target Visa	$—	$—	$—	$13	$400
Target Guest Card	644	803	974	1,169	1,218
Mervyn's	812	764	718	697	673
Marshall Fields	707	720	719	725	725

        In 2001, pre-tax contribution from credit card operations increased 11 percent over the prior year, compared with growth in average receivables serviced of 16 percent. The increase in pre-tax contribution reflects continued growth of the portfolio, mainly at Target. The yield on our credit portfolio (pre-tax credit contribution divided by total average receivables serviced) was 14.7% in 2001, compared to 15.4% in 2000.

Credit Contribution to Segment Profit

(millions)	2001	2000	1999

Revenues:
Finance charges, late fees and other revenues	$779	$653	$609
Merchant fees
Intracompany	102	99	90
Third-party	18	1	—

Total revenues	899	753	699

Expenses:
Bad debt	230	148	147
Operations and marketing	224	205	182

Total expenses	454	353	329

Pre-tax credit contribution	$445	$400	$370

Receivables Serviced

(millions)	2001	2000	1999

Target
Guest Card	$1,063	$1,325	$1,160
Target Visa	1,567	76	—
Mervyn's	706	735	753
Marshall Field's	756	769	768

Total year-end receivables serviced*	$4,092	$2,905	$2,681
Past due**	4.9%	6.1%	6.7%

Total average receivables serviced	$3,016	$2,604	$2,411

* At year-end 2001, 2000 and 1999, balance includes $1,550 million, $800 million and $800 million, respectively, of publicly held receivable-backed securities (discussed in detail under Accounting for Accounts Receivable on page 19).

** Balances on accounts with two or more payments past due as a percent of total outstanding is one of many measures management uses to measure portfolio performance.

Allowance for Doubtful Accounts

(millions)	2001	2000	1999

Allowance at beginning of year	$211	$203	$203
Bad debt provision	230	148	147
Net write-offs	(180)	(140)	(147)

Allowance at end of year	$261	$211	$203
As a percent of year-end receivables serviced	6.4%	7.3%	7.6%

As a multiple of current year net write-offs	1.5x	1.5x	1.4x

Fiscal Year 2002

As we look forward into 2002, we believe that we will deliver another year of strong growth in revenues and earnings driven by increases in comparable-store sales and contributions from new store growth at Target, as well as by continued growth in contribution from our credit card operations, primarily through the Target Visa credit card. For the Corporation overall, gross margin rate and operating expense rate are expected to remain essentially even with 2001.

        In 2002, we expect to reinvest $3.3 to $3.5 billion, mostly in new square footage for Target stores, and the distribution infrastructure and systems to support this growth. Our 2002 store opening program reflects net square footage growth of approximately 12 percent or about 95 net new stores. We expect this incremental growth to include at least 30 SuperTargets, comprising about 40 percent of the net increase in square footage. Funding sources for the growth of our business include internally generated funds and debt.

        Interest expense is expected to be considerably higher than interest expense and interest equivalent in 2001 due to higher average funded balances to support expansion of Target stores and credit card receivables.

        Our effective income tax rate in 2002 is expected to again approximate 38.0 percent.

Forward-looking Statements

        This Annual Report, including the preceding management's discussion and analysis, contains forward-looking statements regarding our performance, liquidity and the adequacy of our capital resources. Those statements are based on our current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. We caution that the forward-looking statements are qualified by the risks and challenges posed by increased competition, shifting consumer demand, changing consumer credit markets, changing capital markets and general economic conditions, hiring and retaining effective team members, sourcing merchandise from domestic and international vendors, investing in new business strategies, achieving our growth objectives, the outbreak of war and other significant national and international events, and other risks and uncertainties. As a result, while we believe that there is a reasonable basis for the forward-looking statements, you should not place undue reliance on those statements. You are encouraged to review Exhibit (99)C attached to our Form 10-K Report for the year ended February 2, 2002, which contains additional important factors that may cause actual results to differ materially from those projected in the forward-looking statements.

Mervyn's
Store Count

        [MAP OF THE UNITED STATES]

	Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores

California	9,622	124	Oregon	553	7
Texas	3,347	42	Louisiana	449	6
Washington	1,277	14	Nevada	422	6
Arizona	1,203	15	Oklahoma	269	3
Michigan	1,165	15	New Mexico	267	3
Minnesota	1,160	9	Idaho	82	1
Colorado	855	11
Utah	754	8	Total	21,425	264

Marshall Field's
Store Count

        [MAP OF THE UNITED STATES]

	Retail Sq. Ft. (in thousands)	No. of Stores		Retail Sq. Ft. (in thousands)	No. of Stores

Michigan	4,825	21	North Dakota	295	3
Illinois	4,690	17	Indiana	244	2
Minnesota	3,067	12	South Dakota	100	1
Wisconsin	817	5
Ohio	600	3	Total	14,638	64

consolidated results of operations

(millions, except per share data)	2001	2000	1999

Sales	$39,176	$36,362	$33,212
Net credit revenues	712	541	490

Total revenues	39,888	36,903	33,702

Cost of sales	27,246	25,295	23,029
Selling, general and administrative expense	8,420	7,900	7,231
Credit expense	463	290	259
Depreciation and amortization	1,079	940	854
Interest expense	464	425	393

Earnings before income taxes and extraordinary items	2,216	2,053	1,936
Provision for income taxes	842	789	751

Net earnings before extraordinary items	1,374	1,264	1,185
Extraordinary charges from purchase and redemption of debt, net of tax	(6)	—	(41)

Net earnings	$1,368	$1,264	$1,144

Earnings before extraordinary items	$1.52	$1.40	$1.32
Extraordinary items	(.01)	—	(.04)

Basic earnings per share	$1.52	$1.40	$1.28

Earnings before extraordinary items	$1.51	$1.38	$1.27
Extraordinary items	(.01)	—	(.04)

Diluted earnings per share	$1.50	$1.38	$1.23

Weighted average common shares outstanding:
Basic	901.5	903.5	882.6
Diluted	909.8	913.0	931.3

See Notes to Consolidated Financial Statements throughout pages 28-36.

consolidated statements of financial position

(millions)	February 2, 2002	February 3, 2001

Assets
Cash and cash equivalents	$499	$356
Accounts receivable (net of $261 million allowance)	3,831	—
Receivable-backed securities	—	1,941
Inventory	4,449	4,248
Other	869	759

Total current assets	9,648	7,304
Property and equipment
Land	2,833	2,467
Buildings and improvements	10,103	8,596
Fixtures and equipment	4,290	3,848
Construction-in-progress	1,216	848
Accumulated depreciation	(4,909)	(4,341)

Property and equipment, net	13,533	11,418
Other	973	768

Total assets	$24,154	$19,490

Liabilities and shareholders' investment
Accounts payable	$4,160	$3,576
Accrued liabilities	1,566	1,507
Income taxes payable	423	361
Current portion of long-term debt and notes payable	905	857

Total current liabilities	7,054	6,301
Long-term debt	8,088	5,634
Deferred income taxes and other	1,152	1,036
Shareholders' investment
Common stock	75	75
Additional paid-in-capital	1,098	902
Retained earnings	6,687	5,542

Total shareholders' investment	7,860	6,519

Total liabilities and shareholders' investment	$24,154	$19,490

See Notes to Consolidated Financial Statements throughout pages 28-36.

consolidated statements of cash flows

(millions)	2001	2000	1999

Operating activities
Net earnings before extraordinary items	$1,374	$1,264	$1,185
Reconciliation to cash flow:
Depreciation and amortization	1,079	940	854
Deferred tax provision	49	1	75
Other noncash items affecting earnings	211	237	163
Changes in operating accounts providing/(requiring) cash:
Accounts receivable	(963)	—	—
Inventory	(201)	(450)	(323)
Other current assets	(91)	(9)	(54)
Other assets	(207)	13	(65)
Accounts payable	584	62	364
Accrued liabilities	29	(23)	100
Income taxes payable	128	87	166

Cash flow provided by operations	1,992	2,122	2,465

Investing activities
Expenditures for property and equipment	(3,163)	(2,528)	(1,918)
Increase in receivable-backed securities	(174)	(217)	(184)
Proceeds from disposals of property and equipment	32	57	126
Other	(5)	(4)	(15)

Cash flow required for investing activities	(3,310)	(2,692)	(1,991)

Net financing (requirements)/sources	(1,318)	(570)	474

Financing activities
(Decrease)/increase in notes payable, net	(808)	245	564
Additions to long-term debt	3,250	2,000	285
Reductions of long-term debt	(802)	(806)	(600)
Dividends paid	(203)	(190)	(195)
Repurchase of stock	(20)	(585)	(581)
Other	44	42	18

Cash flow provided by/(used for) financing activities	1,461	706	(509)

Net increase/(decrease) in cash and cash equivalents	143	136	(35)
Cash and cash equivalents at beginning of year	356	220	255

Cash and cash equivalents at end of year	$499	$356	$220

Amounts presented herein are on a cash basis and therefore may differ from those shown in other sections of this Annual Report. Cash paid for income taxes was $666 million, $700 million and $575 million during 2001, 2000 and 1999, respectively. Cash paid for interest (including interest capitalized) was $446 million, $420 million and $405 million during 2001, 2000 and 1999, respectively.

See Notes to Consolidated Financial Statements throughout pages 28-36.

consolidated statements of shareholders' investment

(millions, except footnotes)	Common Stock Shares	Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total

January 30, 1999	883.6	$268	$74	$286	$4,683	$5,311
Consolidated net earnings	—	—	—	—	1,144	1,144
Dividends declared	—	—	—	—	(191)	(191)
Repurchase of stock	(18.8)	—	(1)	—	(580)	(581)
Issuance of stock for ESOP	2.5	—	—	81	—	81
Conversion of preferred stock	40.6	(268)	3	289	—	24
Stock options and awards:
Tax benefit	—	—	—	29	—	29
Proceeds received, net	3.8	—	—	45	—	45

January 29, 2000	911.7	—	76	730	5,056	5,862
Consolidated net earnings	—	—	—	—	1,264	1,264
Dividends declared	—	—	—	—	(194)	(194)
Repurchase of stock	(21.2)	—	(1)	—	(584)	(585)
Issuance of stock for ESOP	2.4	—	—	86	—	86
Stock options and awards:
Tax benefit	—	—	—	44	—	44
Proceeds received, net	4.9	—	—	42	—	42

February 3, 2001	897.8	—	75	902	5,542	6,519
Consolidated net earnings	—	—	—	—	1,368	1,368
Dividends declared	—	—	—	—	(203)	(203)
Repurchase of stock	(.5)	—	—	—	(20)	(20)
Issuance of stock for ESOP	2.6	—	—	89	—	89
Stock options and awards:
Tax benefit	—	—	—	63	—	63
Proceeds received, net	5.3	—	—	44	—	44

February 2, 2002	905.2	$—	$75	$1,098	$6,687	$7,860

Common Stock    Authorized 6,000,000,000 shares, $.0833 par value; 905,164,702 shares issued and outstanding at February 2, 2002; 897,763,244 shares issued and outstanding at February 3, 2001.

In January 1999, our Board of Directors authorized the repurchase of $1 billion of our common stock. In March 2000, our Board of Directors authorized the repurchase of an additional $1 billion of our common stock. In 2001, common stock repurchases under our program were curtailed. Our common stock repurchases are recorded net of the premium received from put options. Repurchases are made primarily in open market transactions, subject to market conditions.

Our common stock repurchase program has included the sale of put options that entitle the holder to sell shares of our common stock to us, at a specified price, if the holder exercises the option. No put options were sold during or outstanding at the end of 2001. During 2000 and 1999, we sold put options on 9.5 million shares in each year. Premiums received from the sale of put options during 2000 and 1999 were recorded in retained earnings and totaled $29 million and $23 million, respectively, of which $12 million and $7 million represent premiums received on put options outstanding at year-end, respectively.

Preferred Stock    Authorized 5,000,000 shares; no shares of Series B ESOP Convertible Preferred Stock, $.01 par value, were issued and outstanding at February 2, 2002, February 3, 2001 or January 29, 2000. In January 2000, each outstanding share of Series B ESOP Convertible Preferred Stock was converted into 120 shares of our common stock. Prior to conversion, these shares had voting rights equal to the equivalent number of common shares and were entitled to cumulative annual dividends of $56.20.

Junior Preferred Stock Rights    In 2001, we declared a distribution of shares of preferred share purchase rights. Terms of the plan provide for a distribution of one preferred share purchase right for each outstanding share of our common stock. Each right will entitle shareholders to buy one twelve-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $125.00, subject to adjustment. The rights will be exercisable only if a person or group acquires ownership of 20 percent or more of our common stock or announces a tender offer to acquire 30 percent or more of our common stock.

See Notes to Consolidated Financial Statements throughout pages 28-36.

notes to consolidated financial statements

Summary of Accounting Policies

Organization    Target Corporation (formerly Dayton Hudson Corporation) is a general merchandise retailer, comprised of three operating segments: Target, Mervyn's and Marshall Field's. Target, an upscale discount chain located in 47 states, contributed 82 percent of our 2001 total revenues. Mervyn's, a middle-market promotional department store located in 14 states in the West, South and Midwest, contributed 10 percent of total revenues. Marshall Field's (including stores formerly named Dayton's and Hudson's), a traditional department store located in 8 states in the upper Midwest, contributed 7 percent of total revenues.

Consolidation    The financial statements include the balances of the Corporation and its subsidiaries after elimination of material intercompany balances and transactions. All material subsidiaries are wholly owned.

Use of Estimates    The preparation of our financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates.

Fiscal Year    Our fiscal year ends on the Saturday nearest January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years. Fiscal years 2001 and 1999 each consisted of 52 weeks. Fiscal year 2000 consisted of 53 weeks.

Reclassifications    Certain prior year amounts have been reclassified to conform to the current year presentation.

Revenues

        Revenue from retail sales is recognized at the time of sale. Commissions earned on sales generated by leased departments are included within sales and were $37 million in 2001, $33 million in 2000 and $31 million in 1999. Net credit revenues are comprised of finance charges and late fees on credit sales and third-party merchant fees earned from the use of our Target Visa credit card. Net credit revenues are net of the effect of publicly held receivable-backed securities prior to August 22, 2001. Internal credit sales were $5.6 billion, $5.5 billion and $5.0 billion in 2001, 2000 and 1999, respectively.

Advertising Costs

        Advertising costs, included in selling, general and administrative expense, are expensed as incurred and were $924 million, $824 million and $791 million for 2001, 2000 and 1999, respectively.

Mainframe Outsourcing

        During 1999, we completed the transition to outsourcing our mainframe computer data center functions and expensed an additional $5 million (less than $.01 per share) related to the outsourcing. This expense is included in selling, general and administrative expense.

Earnings per Share

        Basic EPS is net earnings divided by the average number of common shares outstanding during the period. Diluted EPS includes the incremental shares assumed issued on the exercise of stock options. References herein to earnings per share refer to Diluted EPS.

        In January 2000, each outstanding Employee Stock Ownership Plan (ESOP) preferred share was converted into 120 shares of our common stock. These shares are now included within weighted average common shares outstanding. Prior to 2000, Basic EPS included an adjustment for dividend requirements on the ESOP preferred shares. Also prior to 2000, Diluted EPS assumed conversion of the ESOP preferred shares into common shares and replacement of the ESOP preferred dividends with common stock dividends.

        All earnings per share, dividends per share and common shares outstanding reflect our 2000 two-for-one share split.

	Basic EPS			Diluted EPS
(millions, except per share data)	2001	2000	1999	2001	2000	1999

Net earnings*	$1,374	$1,264	$1,185	$1,374	$1,264	$1,185
Less: ESOP net earnings adjustment	—	—	(18)	—	—	(4)

Adjusted net earnings*	$1,374	$1,264	$1,167	$1,374	$1,264	$1,181

Weighted average common shares outstanding	901.5	903.5	882.6	901.5	903.5	882.6
Performance shares	—	—	—	—	—	.1
Stock options	—	—	—	8.3	9.3	11.6
Put warrants	—	—	—	—	.2	.1
Assumed conversion of ESOP preferred shares	—	—	—	—	—	36.9

Total common equivalent shares outstanding	901.5	903.5	882.6	909.8	913.0	931.3

Earnings per share*	$1.52	$1.40	$1.32	$1.51	$1.38	$1.27

*
Before extraordinary items.

Cash Equivalents

Cash equivalents represent short-term investments with a maturity of three months or less from the time of purchase.

Accounts Receivable

Through our special purpose subsidiary, Target Receivables Corporation (TRC), we transfer, on an ongoing basis, substantially all of our receivables to the Target Credit Card Master Trust (the Trust) in return for certificates representing undivided interests in the Trust's assets. TRC owns the undivided interest in the Trust's assets, other than the assets used to secure the securities issued by the Trust as described below and the 2 percent of trust assets held by Retailers National Bank (RNB), a wholly owned subsidiary of the Corporation that also services the receivables. The undivided interests held by TRC and RNB and the related income and expenses were reflected in each operating segment's assets and operating results based on the origin of the credit card giving rise to the receivable. On August 22, 2001, TRC sold, through the Trust, $750 million of receivable-backed securities to the public. This was the fourth such transaction executed over the past several years. Prior to this August 22, 2001 transaction, the accounting guidance applicable to our earlier receivable-backed securities transactions was SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," resulting in sale accounting treatment. Concurrent with our August 22, 2001 issuance of receivable-backed securities, SFAS No. 140 (which replaced SFAS No. 125 in its entirety) became the accounting guidance applicable to such transactions. Application of SFAS No. 140 resulted in secured financing accounting for both this most recent transaction and for the two prior transactions that remain outstanding. This new accounting treatment results from the fact that the Trust is not a qualifying special purpose entity under SFAS No. 140. While this new accounting requires secured financing treatment of the securities issued by the Trust on our consolidated financial statements, the assets within the Trust are still considered sold to our wholly owned, bankruptcy remote subsidiary, TRC, and are not available to general creditors of the Corporation.

        Beginning on August 22, 2001, our consolidated financial statements reflected the following accounting changes. First, we reflected the obligation to holders of the $800 million (face value) of previously sold receivable-backed securities (Series 1997-1 and 1998-1, Class A Certificates) as debt of TRC, and we recorded the receivables at fair value in place of the previously recorded retained interests related to the sold securities. This resulted in an unusual pre-tax charge of $67 million ($.05 per share). Next, we reclassified the owned receivable-backed securities to accounts receivable at fair value. This reclassification had no impact on our Consolidated Statements of Operations because we had previously recorded permanent impairments to our portfolio of owned receivable-backed securities in amounts equal to the difference between face value and fair value of the underlying receivables. On August 22, 2001, the Trust's entire portfolio of receivables was reflected on our consolidated financial statements at its fair value, which was based upon the expected performance of the underlying receivables portfolio. At that point in time, fair value was equivalent in amount to face value, net of an appropriate allowance. By year-end, a normalized relationship developed between the face value of receivables and allowance for doubtful accounts through turnover of receivables within the portfolio. As a result, at February 2, 2002, our allowance for doubtful accounts is attributable to our entire receivables portfolio.

Receivable-backed Securities

Receivable-backed securities are asset-backed securities collateralized by pools of credit card receivables that we have originated and securitized. The receivable-backed securities that we held prior to August 22, 2001 represented our interest in the securitization facility through which we securitize our receivables on an ongoing basis.

        The receivable-backed securities were classified as available-for-sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and were carried at fair value, which approximates the carrying value of the underlying receivables and therefore, no gain or loss was recognized by the Company at the time of the securitization.

        Income on the receivable-backed securities was accrued based on the effective interest rate applied to their cost basis, adjusted for accrued interest and principal paydowns. The effective interest rate approximates the yield on the underlying receivables.

        Our retained interests related to the publicly held securitizations in the form of interest only strips, which represented the difference between the yield on the receivable portfolio and the stated interest rate on the publicly held receivable-backed security. The retained interests were not material to the financial statements.

        We monitored impairment of receivable-backed securities based on fair value. Permanent impairments were charged to earnings through credit expense in the period in which it was determined that the receivable-backed securities' carrying value was greater than their fair value.

        At year-end 2000, $800 million of securitized receivables had been sold to investors and TRC had borrowed $100 million through the issuance of notes payable secured by receivable-backed securities not publicly held.

        At year-end 2000 and 1999, underlying the receivable-backed securities were serviced receivables of $2,905 million and $2,681 million, respectively. The serviced receivables included receivables with two or more payments past due of $179 million at year-end 2000 and 1999. Permanent impairment charges on the receivables underlying the receivable-backed securities portfolio were $89 million in 2001 (prior to August 22, 2001), $140 million in 2000 and $147 million in 1999. Permanent impairment charges in 2001 include only those losses prior to the consolidation of the Trust on August 22, 2001.

Inventory

Inventory and the related cost of sales are accounted for by the retail inventory accounting method using the last-in, first-out (LIFO) basis and are stated at the lower of LIFO cost or market. The cumulative LIFO provision was $64 million and $57 million at year end 2001 and 2000, respectively.

Inventory (millions)	2001	2000

Target	$3,348	$3,090
Mervyn's	523	561
Marshall Field's	348	396
Other	230	201

Total inventory	$4,449	$4,248

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

        In 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," superseding SFAS No. 121 in its entirety and the accounting and reporting provisions of APB Opinion No. 30 for disposals of segments of a business. The statement retains the fundamental provisions of SFAS No. 121, clarifies guidance related to asset classification and impairment testing and incorporates guidance related to disposals of segments. As required, we will adopt this statement in the first quarter of 2002. We do not believe the adoption of this statement will have a material impact on our earnings or financial position.

Goodwill and Intangible Assets

Goodwill and intangible assets are recorded within long-term other assets at cost less accumulated amortization. Amortization is computed using the straight-line method over estimated useful lives. Goodwill and intangible assets have estimated useful lives of three to thirty years.

        In 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets." Under the new statement, goodwill and intangible assets that have indefinite useful lives will no longer be amortized but rather reviewed at least annually for impairment. As required, we will adopt this statement in the first quarter of 2002. The adoption of this statement will reduce annual amortization expense by approximately $10 million ($.01 per share). At February 2, 2002 and February 3, 2001, net goodwill and intangible assets were $250 million and $266 million, respectively, including goodwill and intangible assets with indefinite useful lives of $155 million and $165 million, respectively.

Accounts Payable

Outstanding drafts included in accounts payable were $958 million and $600 million at year-end 2001 and 2000, respectively.

Lines of Credit

At February 2, 2002, two committed credit agreements totaling $1.9 billion were in place through a group of 29 banks at specified rates. There were no balances outstanding at any time during 2001 or 2000 under these agreements.

Commitments and Contingencies

At February 2, 2002, our contractual obligations include notes payable, notes and debentures of $8,840 million (discussed in detail under Long-term Debt and Notes Payable on page 31) and the present value of capital and operating lease obligations of $153 million and $788 million, respectively (discussed in detail under Leases on page 32). In addition, commitments for the purchase, construction, lease or remodeling of real estate, facilities and equipment were approximately $729 million at year-end 2001.

        We are exposed to claims and litigation arising out of the ordinary course of business. Management, after consulting with legal counsel, believes the currently identified claims and litigation will not have a material adverse effect on our results of operations or our financial condition taken as a whole.

Long-term Debt and Notes Payable

At February 2, 2002, $100 million of notes payable were outstanding representing financing secured by the Target Credit Card Master Trust Series 1996-1 Class A variable funding certificate. This certificate is debt of TRC and is classified in the current portion of long-term debt and notes payable. The average amount of secured and unsecured notes payable outstanding during 2001 was $658 million at a weighted-average interest rate of 4.4 percent.

        In 2001, we issued $550 million of long-term debt maturing in 2006 at 5.95 percent, $500 million of long-term debt maturing in 2007 at 5.50 percent, $750 million of long-term debt maturing in 2008 at 5.40 percent and $700 million of long-term debt maturing in 2031 at 7.00 percent. The Trust issued $750 million of floating rate debt secured by credit card receivables, bearing interest at an initial rate of 3.69 percent maturing in 2004. In addition, concurrent with this transaction, on August 22, 2001 we reflected the obligation to holders of the $800 million in previously sold receivable-backed securities as debt of TRC (discussed in detail under Accounts Receivable and Receivable-backed Securities on page 29). Also during 2001, were purchased $144 million of long-term debt with an average remaining life of 7 years and weighted-average interest rate of 9.2 percent, resulting in an after-tax extraordinary charge of $6 million ($.01 per share).

        In 2000, we issued $500 million of long-term debt maturing in 2005 at 7.50 percent, $600 million of long-term debt maturing in 2010 at 7.50 percent and $700 million of long-term debt maturing in 2011 at 6.35 percent. We also issued $200 million of floating-rate notes bearing interest at an initial rate of 6.82 percent maturing in 2002. Also during 2000, we repurchased $35 million of long-term debt with an average remaining life of 12 years and a weighted-average interest rate of 9.7 percent, resulting in an after-tax extraordinary charge of $3 million (less than $.01 per share). In 2000, $371 million of puttable debt was put to us, resulting in an after-tax extraordinary gain of $3 million (less than $.01 per share).

        Subsequent to year-end, we issued $1,000 million of long-term debt maturing in 2012 at 5.88 percent.

        At year-end our debt portfolio was as follows:

Long-term Debt and Notes Payable (millions)	February 2, 2002		February 3, 2001
	Rate*	Balance	Rate*	Balance

Notes payable	1.8%	$100	5.8%	$908
Notes and debentures:
Due 2001-2005	5.3	3,070	7.4	2,199
Due 2006-2010	6.4	3,660	7.1	1,898
Due 2011-2015	8.9	159	8.9	174
Due 2016-2020	9.7	135	9.7	135
Due 2021-2025	8.3	616	8.3	618
Due 2026-2030	6.7	400	6.7	403
Due 2031-2037	7.0	700		—

Total notes payable, notes and debentures**	6.3%	$8,840	7.2%	$6,335
Capital lease obligations		153		156
Less: current portion		(905)		(857)

Long-term debt and notes payable		$8,088		$5,634

*
Reflects the weighted-average stated interest rate as of year-end.

**
The estimated fair value of total notes payable and notes and debentures, using a discounted cash flow analysis based on our incremental interest rates for similar types of financial instruments, was $9,279 million at February 2, 2002 and $6,562 million at February 3, 2001.

        Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are $892 million in 2002, $864 million in 2003, $856 million in 2004, $500 million in 2005 and $750 million in 2006. No debt instrument contains provisions requiring acceleration of payment upon a debt rating downgrade.

Derivatives

In the first quarter of 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. The adoption did not have a material impact on our 2001 earnings or financial position.

        At February 2, 2002 and February 3, 2001, interest rate swap agreements were outstanding at notional amounts totaling $1,450 million and $900 million, respectively. The swaps hedge the fair value of certain debt by effectively converting interest from fixed rate to variable. Also at February 2, 2002, two forward Treasury rate lock agreements were outstanding, each with notional amounts of $350 million. The rate lock agreements hedge the exposure to variability in future cash flows of forecasted debt transactions. The transaction contemplated by these two agreements occurred on March 4, 2002. The fair value of our outstanding swaps and rate locks is reflected in the financial statements and any "hedge ineffectiveness" is recognized in interest expense. At February 2, 2002 and February 3, 2001, the fair value of our existing swaps is immaterial.

Leases

Assets held under capital leases are included in property and equipment and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized and lease rentals are expensed. Rent expense on buildings, classified in selling, general and administrative expense, includes percentage rents that are based on a percentage of retail sales over stated levels. Total rent expense was $171 million in 2001 and $168 million in 2000 and 1999. Most of the long-term leases include options to renew, with terms varying from five to thirty years. Certain leases also include options to purchase the property.

        Future minimum lease payments required under noncancelable lease agreements existing at February 2, 2002, were:

Future Minimum Lease Payments (millions)	Operating Leases	Capital Leases

2002	$127	$25
2003	116	23
2004	105	22
2005	98	21
2006	90	23
After 2006	767	138

Total future minimum lease payments	$1,303	$252
Less: interest*	(515)	(99)
Present value of minimum lease payments	$788	$153	**

*
Calculated using the interest rate at inception for each lease (the weighted-average interest rate was 8.9 percent).

**
Includes current portion of $12 million.

Owned and Leased Store Locations

At year-end, owned, leased and "combined" (combination owned/leased) store locations by operating segment were as follows:

	Owned	Leased	Combined	Total

Target	835	92	126	1,053
Mervyn's	156	61	47	264
Marshall Field's	51	12	1	64

Total	1,042	165	174	1,381

Income Taxes

Reconciliation of tax rates is as follows:

Percent of Earnings Before Income Taxes	2001	2000	1999

Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.3	3.6	3.9
Dividends on ESOP stock	(.1)	(.2)	(.4)
Work opportunity tax credits	(.2)	(.2)	(.2)
Other	—	.2	.5

Effective tax rate	38.0%	38.4%	38.8%

        The components of the provision for income taxes were:

Income Tax Provision: Expense/(Benefit) (millions)	2001	2000	1999

Current:
Federal	$686	$675	$570
State	107	113	106

	793	788	676

Deferred:
Federal	43	(1)	63
State	6	2	12

	49	1	75

Total	$842	$789	$751

        The components of the net deferred tax asset/(liability) were:

Net Deferred Tax Asset/(Liability) (millions)	February 2, 2002	February 3, 2001

Gross deferred tax assets:
Self-insured benefits	$172	$167
Deferred compensation	160	143
Inventory	138	100
Accounts receivable valuation allowance	99	64
Postretirement health care obligation	41	40
Other	97	99

	707	613

Gross deferred tax liabilities:
Property and equipment	(519)	(460)
Pension	(109)	(53)
Other	(71)	(43)

	(699)	(556)

Net	$8	$57

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

Options Outstanding

	Total Outstanding		Currently Exercisable
(shares in thousands)	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

January 30, 1999	31,161	$12.40	11,369	$8.25
Granted	3,811	33.82
Canceled	(352)	17.45
Exercised	(2,559)	7.01

January 29, 2000	32,061	$15.32	15,717	$10.23
Granted	5,617	33.67
Canceled	(481)	25.34
Exercised	(4,939)	9.14

February 3, 2001	32,258	$19.30	18,662	$12.36
Granted	4,805	40.52
Canceled	(437)	30.41
Exercised	(5,311)	9.42

February 2, 2002	31,315	$24.07	17,629	$17.04

Options Outstanding

(shares in thousands)	Shares Outstanding at February 2, 2002	Range of Exercise Price

	8,354	$4.98 - $ 9.99
	5,537	$10.00 - $19.99
	3,974	$20.00 - $29.99
	8,943	$30.00 - $39.99
	4,507	$40.00 - $43.63

Total	31,315	$4.98 - $43.63

        As of February 2, 2002, outstanding options had a weighted-average remaining contractual life of 6.9 years. The number of unissued common shares reserved for future grants under the stock option plans was 39,444,821 at February 2, 2002, and 43,817,181 at February 3, 2001.

        We apply APB No. 25, "Accounting for Stock Issued to Employees," to account for our stock option plans. Because the exercise price of our employee stock options equals the market price of the underlying stock on the grant date, no compensation expense related to options is recognized. If we had elected to recognize compensation expense based on the fair value of the options at the grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings would have been the pro forma amounts shown below. EPS calculated under SFAS No. 123 would be $.03, $.01 and $.02 lower than reported EPS in 2001, 2000 and 1999, respectively.

Pro Forma Earnings

(millions)	2001	2000	1999

Net earnings—as reported	$1,368	$1,264	$1,144
Net earnings—pro forma	$1,340	$1,247	$1,132

        The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

	2001	2000	1999

Dividend yield	.6%	.6%	.6%
Volatility	30%	30%	30%
Risk-free interest rate	4.3%	4.8%	6.6%
Expected life in years	5.0	5.0	5.6

Weighted-average fair value at grant date	$13.09	$11.15	$12.91

Employee Stock Ownership Plan

We sponsor a defined contribution employee benefit plan. Employees who meet certain eligibility requirements can participate by investing up to 80 percent of their compensation. We match too percent of each employee's contribution up to 5 percent of respective total compensation. Our contribution to the plan is invested in the ESOP. Through December 1998, ESOP preferred shares (40I(k) preferred shares) were allocated to participants, In January 1999, we began providing new common shares to the ESOP to fund the employer match. In January 2000, each 401(k) preferred share was converted into 120 shares of common stock.

        Prior to the conversion of all 401(k) preferred shares to common stock, we were required to exchange at fair value each 401(k) preferred share for 120 shares of common stock and cash, if any, upon a participant's termination. The 401(k) preferred shares were classified as shareholders' investment to the extent the preferred shares were permanent equity.

        Dividends earned on 401(k) preferred shares held by the ESOP were $19 million in 1999. Benefits expense was $97 million in 2001, $92 million in 2000 and $78 million in 1999.

Pension and Postretirement Health Care Benefits

We have defined benefit qualified pension plans that cover all employees who meet certain age, length of service and hours worked per year requirements. We also have unfunded non-qualified pension plans for employees who have qualified plan compensation restrictions. Benefits are provided based upon years of service and the employee's compensation. Retired employees also become eligible for certain health care benefits if they meet minimum age and service requirements and agree to contribute a portion of the cost.

        In 1999, we adopted a change in the measurement date of our pension and postretirement health care benefits plans from December 31 to October 31. Prior periods have not been restated, as the impact of the change is not material.

Change in Benefit Obligation

	Pension Benefits
					Postretirement Health Care Benefits
	Qualified Plans		Non-qualified Plans
(millions)	2001	2000	2001	2000	2001	2000

Benefit obligation at beginning of measurement period	$863	$811	$54	$51	$99	$94
Service cost	48	45	2	2	2	2
Interest cost	65	59	4	4	8	7
Actuarial (gain)/loss	88	2	9	—	14	4
Benefits paid	(50)	(54)	(16)	(3)	(9)	(8)

Benefit obligation at end of measurement period	$1,014	$863	$53	$54	$114	$99

Change in Plan Assets

Fair value of plan assets at beginning of measurement period	$1,020	$982	$—	$—	$—	$—
Actual return on plan assets	(100)	91	—	—	—	—
Employer contribution	163	1	16	3	9	8
Benefits paid	(50)	(54)	(16)	(3)	(9)	(8)

Fair value of plan assets at end of measurement period	$1,033	$1,020	$—	$—	$—	$—

Reconciliation of Prepaid/(Accrued) Cost

Funded status	$19	$157	$(53)	$(54)	$(114)	$(99)
Unrecognized actuarial loss/(gain)	292	15	21	17	11	(3)
Unrecognized prior service cost	1	1	7	8	2	2

Net prepaid/(accrued) cost	$312	$173	$(25)	$(29)	$(101)	$(100)

Net Pension and Postretirement Health Care Benefits Expense
	Pension Benefits			Postretirement Health Care Benefits
(millions)	2001	2000	1999	2001	2000	1999

Service cost benefits earned during the period	$50	$47	$44	$2	$2	$2
Interest cost on projected benefit obligation	69	63	53	8	7	6
Expected return on assets	(89)	(81)	(72)	—	—	—
Recognized gains and losses	1	8	9	—	—	—
Recognized prior service cost	1	1	1	—	—	—

Total	$32	$38	$35	$10	$9	$8

        The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

Actuarial Assumptions

	Pension Benefits			Postretirement Health Care Benefits
	2001	2000	1999	2001	2000	1999

Discount rate	7 1/4%	7 3/4%	7 1/2%	7 1/4%	7 3/4%	7 1/2%
Expected long-term rate of return on plan assets	9	9	9	n/a	n/a	n/a
Average assumed rate of compensation increase	4 1/4	4 3/4	4 1/2	n/a	n/a	n/a

        An increase in the cost of covered health care benefits of 6 percent is assumed for 2002. The rate is assumed to remain at 6 percent in the future. The health care cost trend rate assumption has a significant effect on the amounts reported.

        A 1 percent change in assumed health care cost trend rates would have the following effects:

(millions)	1% Increase	1% Decrease

Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$—	$—
Effect on the health care component of the postretirement benefit obligation	$7	$(6)

Business Segment Comparisons

(millions)	2001	2000*	1999	1998	1997	1996

Revenues
Target	$32,588	$29,278	$26,080	$23,014	$20,298	$17,810
Mervyn's	4,038	4,152	4,099	4,150	4,219	4,350
Marshall Field's	2,829	3,011	3,074	3,064	2,970	2,932
Other	433	462	449	434	—	—

Total revenues	$39,888	$36,903	$33,702	$30,662	$27,487	$25,092

Pre-tax segment profit and earnings reconciliation
Target	$2,546	$2,223	$2,022	$1,578	$1,287	$1,048
Mervyn's	286	269	205	240	280	272
Marshall Field's	133	190	296	279	240	151

Total pre-tax segment profit	$2,965	$2,682	$2,523	$2,097	$1,807	$1,471

LIFO provision (expense)/credit	(8)	(4)	7	18	(6)	(9)
Securitization adjustments:
Unusual items	(67)	—	—	(3)	45	—
Interest equivalent	(27)	(50)	(49)	(48)	(33)	(25)
Interest expense	(464)	(425)	(393)	(398)	(416)	(442)
Mainframe outsourcing	—	—	(5)	(42)	—	—
Real estate repositioning	—	—	—	—	—	(134)
Other	(183)	(150)	(147)	(68)	(71)	(78)

Earnings before income taxes and extraordinary items	$2,216	$2,053	$1,936	$1,556	$1,326	$783

Assets
Target	$18,515	$14,348	$12,048	$10,475	$9,487	$8,257
Mervyn's	2,379	2,270	2,248	2,339	2,281	2,658
Marshall Field's	2,284	2,114	2,149	2,123	2,188	2,296
Other	976	758	698	729	235	178

Total assets	$24,154	$19,490	$17,143	$15,666	$14,191	$13,389

Depreciation and amortization
Target	$784	$660	$567	$496	$437	$377
Mervyn's	126	131	138	138	126	151
Marshall Field's	135	133	133	135	128	119
Other	34	16	16	11	2	3

Total depreciation and amortization	$1,079	$940	$854	$780	$693	$650

Capital expenditures
Target	$2,901	$2,244	$1,665	$1,352	$1,155	$1,048
Mervyn's	104	106	108	169	72	79
Marshall Field's	125	143	124	127	124	173
Other	33	35	21	9	3	1

Total capital expenditures	$3,163	$2,528	$1,918	$1,657	$1,354	$1,301

Segment EBITDA
Target	$3,330	$2,883	$2,589	$2,074	$1,724	$1,425
Mervyn's	412	400	343	378	406	423
Marshall Field's	268	323	429	414	368	270

Total segment EBITDA	$4,010	$3,606	$3,361	$2,866	$2,498	$2,118

Net assets**
Target	$13,812	$10,659	$8,413	$7,302	$6,602	$5,711
Mervyn's	1,868	1,928	1,908	2,017	2,019	2,268
Marshall Field's	1,764	1,749	1,795	1,785	1,896	1,879
Other	561	463	428	514	169	53

Total net assets	$18,005	$14,799	$12,544	$11,618	$10,686	$9,911

        Each operating segment's assets and operating results include accounts receivable and receivable-backed securities held by Target Receivables Corporation and Retailers National Bank, as well as related income and expense.

*
Consisted of 53 weeks.

**
Net assets represent total assets (including publicly held receivable-backed securities) less non-interest bearing current liabilities.

Quarterly Results (Unaudited)

        The same accounting policies are followed in preparing quarterly financial data as are followed in preparing annual data. The table below summarizes results by quarter for 2001 and 2000:

(millions, except per share data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total Year

	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000

Total revenues	$8,345	7,746	$8,952	8,251	$9,354	8,582	$13,237	12,324	$39,888	36,903
Gross margin (a)	$2,575	2,410	$2,706	2,530	$2,797	2,584	$3,852	3,543	$11,930	11,067
Net earnings before extraordinary items (c)	$254	239	$272	257	$185	216	$663	552	$1,374	1,264
Net earnings (b) (c)	$254	239	$271	258	$185	215	$658	552	$1,368	1,264
Basic earnings per share (b) (c) (d)	$.28	.26	$.30	.28	$.20	.24	$.73	.62	$1.52	1.40
Diluted earnings per share (b) (c) (d)	$.28	.26	$.30	.28	$.20	.24	$.72	.61	$1.50	1.38
Dividends declared per share (d)	$.055	.050	$.055	.055	$.055	.055	$.060	.055	$.225	.215
Common stock price (e)
High	$39.25	38.59	$39.93	35.72	$39.03	31.88	$44.41	37.98	$44.41	38.59
Low	$33.95	27.94	$32.74	26.22	$26.68	22.75	$34.11	25.50	$26.68	22.75

(a)
Gross margin is sales less cost of sales.

(b)
In 2001, second and fourth quarter net earnings include extraordinary charges, net of tax, related to the purchase and redemption of debt of $1 million and $5 million (less than $.01 and $.01 per basic and diluted share), respectively. In 2000, second and third quarter net earnings include extraordinary gains (charges), net of tax, related to the purchase and redemption of debt of $1 million and $(1) million (each less than $.01 per basic and diluted share), respectively.

(c)
Third quarter and total year 2001 net earnings before extraordinary items, net earnings and earnings per share include a pre-tax charge of $67 million ($.05 per share) that relates to the required adoption of a new accounting standard applicable to securitized accounts receivable (discussed in detail under Accounts Receivable on page 29).

(d)
Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding and/or rounding caused by the 2000 two-for-one common share split.

(e)
Our common stock is listed on the New York Stock Exchange and Pacific Exchange. At March 22, 2002, there were 15,773 registered shareholders and the common stock price was $43.65 per share.

summary financial and operating data (unaudited)

(dollars in millions, except per share data)	2001	2000(a)	1999	1998	1997	1996

Results of operations
Total revenues	$39,888	36,903	33,702	30,662	27,487	25,092

Net earnings (c) (d) (e)	$1,368	1,264	1,144	935	751	463

Financial position data
Total assets	$24,154	19,490	17,143	15,666	14,191	13,389

Long-term debt	$8,088	5,634	4,521	4,452	4,425	4,808

Per common share data (b)
Diluted earnings per share (c) (d) (e)	$1.50	1.38	1.23	.99	.80	.49

Cash dividend declared	$.225	.215	.200	.185	.170	.157

Other data
Weighted average common shares outstanding (b)	901.5	903.5	882.6	880.0	872.2	866.5

Diluted average common shares outstanding (b)	909.8	913.0	931.3	934.6	927.3	921.8

Capital expenditures	$3,163	2,528	1,918	1,657	1,354	1,301

Number of stores:
Target	1,053	977	912	851	796	736
Mervyn's	264	266	267	268	269	300
Marshall Field's	64	64	64	63	65	65

Total stores	1,381	1,307	1,243	1,182	1,130	1,101

Total retail square footage (thousands):
Target	125,203	112,939	102,945	94,553	87,158	79,360
Mervyn's	21,425	21,555	21,635	21,729	21,810	24,518
Marshall Field's	14,638	14,584	14,060	13,890	14,090	14,111

Total retail square footage	161,266	149,078	138,640	130,172	123,058	117,989

(a)
Consisted of 53 weeks.

(b)
Earnings per share, dividends per share and common shares outstanding reflect our 2000 and 1998 two-for-one common share splits and our 1996 three-for-one common share split.

(c)
Extraordinary charges, net of tax, related to the purchase and redemption of debt were $6 million ($.01 per share) in 2001, less than $1 million (less than $.01 per share) in 2000, $41 million ($.04 per share) in 1999, $27 million ($.03 per share) in 1998, $51 million ($.05 per share) in 1997 and $11 million ($.01 per share) in 1996.

(d)
1999 includes a mainframe outsourcing pre-tax charge of $5 million (less than $.01 per share). 1998 included a mainframe outsourcing pre-tax charge of $42 million ($.03 per share) and the beneficial effect of $20 million ($.02 per share) of the favorable outcome of our inventory shortage tax matter. 1996 included a real estate repositioning pre-tax charge of $134 million ($.09 per share).

(e)
2001 includes a $67 million pre-tax charge ($.05 per share) that relates to the required adoption of a new accounting standard applicable to securitized accounts receivable (discussed in detail under Accounts Receivable on page 29). 1998 included a $3 million pre-tax net loss (less than $.01 per share) related to securitization maturity and sale transactions. 1997 included a $45 million pre-tax gain ($.03 per share) related to securitization sale transactions.

The Summary Financial and Operating Data should be read in conjunction with the Notes to Consolidated Financial Statements throughout pages 28-36.

report of independent auditors

Board of Directors and Shareholders
Target Corporation

        We have audited the accompanying consolidated statements of financial position of Target Corporation and subsidiaries as of February 2, 2002 and February 3, 2001 and the related consolidated results of operations, cash flows and shareholders' investment for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Target Corporation and subsidiaries at February 2, 2002 and February 3, 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2002

QuickLinks

Cash Flow from Operations (millions)
Capital Expenditures (millions)
Total Annualized Return
Retail Capitalization (millions)
Credit Capitalization (millions)
Credit Portfolio Yield
Average Receivables Serviced (millions)
Receivables Serviced