Form 10-K, Exhibit 13
period 2004-01-31
TARGET CORP
filed 2004-04-05
CIK 27419

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Financial Highlights

	2003	2002	2001	2000*	1999
Operating Results (millions)
Total revenues	$48,163	43,917	39,826	36,851	33,657
Pre-tax segment profit	$3,734	3,461	2,965	2,682	2,523
Net earnings	$1,841	1,654	1,368	1,264	1,144
Per Common Share Data**
Diluted earnings per share	$2.01	1.81	1.50	1.38	1.23
Cash dividends declared	$.270	.240	.225	.215	.200
At Year-end (millions, except Number of stores)
Common shares outstanding	911.8	909.8	905.2	897.8	911.7
Retail square feet	188.6	176.5	161.6	149.4	139.4
Number of stores	1,553	1,475	1,381	1,307	1,243
*
Consisted of 53 weeks.

**
Earnings per share, dividends per share and common shares outstanding reflect our 2000 two-for-one common share split.

The Financial Highlights should be read in conjuction with the Notes to Consolidated Financial Statements throughout page 30-39.

01 Report to Shareholders	17 Financial Review
04 Strategy Discussion	42 Shareholder Information

Target Market Share

Year-end 2003 Store Count and Square Footage by State

Market Share Group	No. of Stores	Retail Sq. Ft. (in thousands)
10% + Market Share		
Arizona	36	4,200
California	184	22,486
Colorado	29	3,834
Illinois	62	7,706
Iowa	19	2,535
Maryland	24	2,968
Minnesota	65	8,590
Nebraska	11	1,397
New Jersey	28	3,537
North Dakota	4	505
Group Total	**462**	**57,758**
7.5% – 9.9% Market Share		
Florida	78	9,736
Georgia	38	4,873
Kansas	14	1,810
Massachusetts	19	2,391
Michigan	51	5,718
Montana	7	764
Nevada	14	1,736
Texas	107	14,019
Utah	9	1,428
Virginia	31	3,865
Washington	29	3,305
Wisconsin	29	3,358
Group Total	**426**	**53,003**
5.0% – 7.4% Market Share		
Delaware	2	268
Indiana	32	3,885
Missouri	26	3,349
New Hampshire	5	649
New Mexico	8	872
New York	37	4,869
North Carolina	31	3,734
Ohio	44	5,258
Oregon	16	1,892
Pennsylvania	30	3,831
Rhode Island	2	254
South Carolina	14	1,726
South Dakota	4	417
Tennessee	22	2,594
Group Total	**273**	**33,598**
2.5% – 4.9% Market Share		
Alabama	10	1,540
Connecticut	6	773
Idaho	5	536
Kentucky	12	1,360
Louisiana	10	1,428
Maine	1	125
Oklahoma	10	1,273
Wyoming	2	187
Group Total	**56**	**7,222**
0.0% – 2.4% Market Share		
Arkansas	3	368
Mississippi	2	239
Vermont	0	–
West Virginia	3	375
Group Total	**8**	**982**
Total	**1,225**	**152,563**

For purposes of this map, market share is defined as Target Stores sales by state as a percentage of U.S. General Merchandise Store sales, including department stores, discount stores, supercenters and warehouse clubs. For other purposes, broader or narrower measures of market share may be more appropriate.

16

MANAGEMENT'S DISCUSSION AND ANALYSIS

Analysis of Operations

        Target Corporation operates large-format general merchandise stores in the United States, including discount stores, moderate-priced promotional stores and traditional department stores, and additionally operates a small, rapidly growing on-line business. We drive incremental merchandise sales and profitability through increases in our comparable-store sales and through contribution of new store growth at Target. Additionally, we benefit from our credit card operations which strategically support each of our retail segments. We focus on delighting our guests by offering both everyday essentials and fashionable, differentiated merchandise at exceptional prices. Our ability to deliver a shopping experience that is preferred by our guests is supported by our strong supply chain and technology network, a devotion to innovation which is ingrained in our organization and culture and our disciplined approach to managing our current business and investing in future growth. Though our industry is highly competitive and subject to macroeconomic conditions, we believe we are well-positioned to deliver continued profitable market share growth for many years to come.

        On March 10, 2004, we began reviewing strategic alternatives for Mervyn's and Marshall Field's that include but are not limited to, the possible sale of one or both of these segments as ongoing businesses to existing retailers or other qualified buyers. The following Management's Discussion and Analysis, Consolidated Financial Statements, and Notes to Consolidated Financial Statements do not reflect any impact of any strategic alternatives as we are in the early stages of this review process.

        Management's Discussion and Analysis is based on our Consolidated Financial Statements as shown on pages 26-29.

Revenues and Comparable-store Sales

        Total revenues include retail sales and net credit card revenues. Net credit card revenues represent income derived from finance charges, late fees and other revenues from use of our Target Visa and proprietary credit cards. Comparable-store sales are sales from stores open longer than one year. Stores that were remodeled at their existing location and did not convert to a SuperTarget remain in the comparable-store sales calculation. Stores that have been converted to a SuperTarget or moved to a new location are included in the comparable-store sales calculation once they are open longer than one year.

        In 2003, total revenues increased 9.7 percent and comparable-store sales increased 2.9 percent. Retail price deflation had a negative impact of approximately 3 percent on sales growth. At Target, which accounted for 86 percent of our total revenues, slightly more than half of our 12 percent increase in revenues was driven by new store expansion, while the rest of the increase resulted from a 4.4 percent increase in comparable-store sales and an increase in net credit card revenues. Mervyn's and Marshall Field's, which accounted for 7 percent and 5 percent of our total revenues, respectively, experienced a decline in revenues, primarily due to decreases in comparable-store sales.

        In 2002, total revenues increased 10.3 percent and comparable-store sales increased 1.1 percent. Retail price deflation had a negative impact of approximately 3 percent on sales growth. At Target, which accounted for 84 percent of our total revenues, the increase was driven by new store expansion, an increase in net credit card revenues and a 2.2 percent increase in comparable-store sales. Mervyn's and Marshall Field's, which accounted for 9 percent and 6 percent of our total revenues, respectively, experienced a decline in revenues primarily due to decreases in comparable-store sales.

Revenues and Comparable-store Sales Growth

	2003		2002		2001
	Revenues	Comparable- store Sales	Revenues	Comparable- store Sales	Revenues	Comparable- store Sales
Target	12.0%	4.4%	13.3%	2.2%	13.1%	4.1%
Mervyn's	(6.9)	(7.6)	(5.2)	(5.3)	(1.7)	(1.5)
Marshall Field's	(4.0)	(2.6)	(3.1)	(3.7)	(5.2)	(5.7)

Total	9.7%	2.9%	10.3%	1.1%	9.7%	2.7%

Revenues per Square Foot*

	2003	2002	2001
Target	$282	$278	$274
Mervyn's	165	178	187
Marshall Field's	178	180	186

*
Thirteen-month average retail square feet.

        In 2004, we expect revenues to increase due to new store growth and an increase in comparable-store sales and net credit card revenues.

Gross Margin Rate

        Gross margin rate represents gross margin (sales less cost of sales) as a percent of sales. Cost of sales primarily includes purchases, markdowns and other costs associated with our merchandise. These costs are partially offset by various forms of consideration earned or received from our vendors, which we refer to as "vendor income."

        In 2003, our consolidated gross margin rate increased 0.5 percent to a rate of 32.0 percent primarily due to the adoption of Emerging Issues Task Force (EITF) Issue No. 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." The adoption resulted in a reclassification of a portion of our vendor income from selling, general and administrative expenses to cost of sales and had a slight negative impact on net earnings as described in the Notes to Consolidated Financial Statements on page 30.

        At Target, gross margin rate improved due to the vendor income reclassification. Mervyn's gross margin rate improvement was primarily a result of the vendor income reclassification and efforts to lower purchase costs through improved negotiating programs that resulted in markup improvement, partially offset by an increase in markdowns. Marshall Field's gross margin rate increased due to the vendor income reclassification and reductions in purchase costs which resulted in markup improvement. These improvements were partially offset by an increase in markdowns.

        In 2002, our consolidated gross margin rate expanded by almost a full percentage point to a rate of 31.5 percent from 30.6 percent. The growth is attributable to rate expansion at Target and Mervyn's, primarily due to reductions in purchase costs and improvements in markup during the year. These increases were partially offset by additional markdowns at Mervyn's and Marshall Field's and the mix impact of growth at Target, our lowest gross margin rate division.

        Consolidated gross margin rate in 2004 is expected to be approximately equal to 2003. Gross margin rate at Target is expected to remain essentially even with that of 2003. We expect modest gross margin rate expansion at both Mervyn's and Marshall Field's to be offset by the mix impact of faster growth at Target, our lowest gross margin rate division.

Selling, General and Administrative Expense Rate

        Our selling, general and administrative (SG&A) expense rate represents payroll, benefits, advertising, distribution, buying and occupancy, start-up and other expenses as a percentage of sales. SG&A expense excludes depreciation and amortization and expenses associated with our credit card operations, which are reflected separately in our Consolidated Results of Operations. In 2003, approximately $78 million of vendor income was recorded as an offset to SG&A expenses as it met the specific, incremental and identifiable criteria of EITF No. 02-16. Approximately $294 million and $272 million of vendor income was recorded as an offset to SG&A expenses in 2002 and 2001, respectively. This vendor income primarily represented advertising reimbursements.

        In 2003, our SG&A expense rate increased to 22.9 percent compared to 22.0 percent in 2002. Over half of this increase is attributable to the reclassification of vendor income to cost of sales from SG&A expenses as described in the Notes to Consolidated Financial Statements on page 30. The remaining increase is principally due to a lack of sales leverage at both Mervyn's and Marshall Field's.

        In 2002, our SG&A expense rate rose to 22.0 percent compared to 21.6 percent in 2001 because certain items such as medical expenses increased at a faster pace than sales. This effect was only partially offset by the mix impact of growth at Target, our lowest SG&A expense rate division.

        In 2004, we expect our SG&A expense rate to increase slightly from 2003, reflecting our belief that a number of expenses will increase at a faster pace than sales. These include expenses related to our defined benefit plans, insurance and stock options, which we began expensing during 2003 under the prospective transition method in accordance with Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." We expect the effect of these increased expenses to be partially offset by the mix impact of growth at Target, our lowest SG&A expense rate division.

Depreciation and Amortization

        In 2003, depreciation and amortization increased 8.9 percent to $1,320 million compared to 2002. In 2002, depreciation and amortization increased 12.4 percent to $1,212 million compared to 2001. The increase in both years is primarily due to new store growth at Target.

Pre-tax Segment Profit

        Pre-tax segment profit is our core measure of profitability for the three segments and is a required disclosure for segment reporting under accounting principles generally accepted in the United States (GAAP).

        In 2003, pre-tax segment profit increased 7.9 percent to $3,734 million, compared with $3,461 million in 2002. The increase was driven by growth at Target, which produced 93 percent of consolidated pre-tax segment profit. Mervyn's and Marshall Field's experienced a decrease in pre-tax segment profit compared to 2002.

        Pre-tax segment profit increased 16.7 percent in 2002 to $3,461 million, compared with $2,965 million in 2001. The increase was driven by growth at Target, which produced 89 percent of consolidated pre-tax segment profit. Marshall Field's pre-tax segment profit in 2002 was essentially equal to 2001, while Mervyn's experienced a decline in pre-tax segment profit in 2002 compared to 2001.

        A reconciliation of pre-tax segment profit to pre-tax earnings follows. Our segment disclosures may not be consistent with disclosures of other companies in the same line of business.

Pre-tax Segment Profit and as a Percent of Revenues

	Pre-tax Segment Profit			As a Percent of Revenues
	2003	2002	2001	2003	2002	2001
	(millions)
Target	$3,467	$3,088	$2,546	8.4%	8.4%	7.8%
Mervyn's	160	238	286	4.5	6.2	7.1
Marshall Field's	107	135	133	4.1	5.0	4.8

Total pre-tax segment profit	$3,734	$3,461	$2,965	7.9%	8.0%	7.5%

Securitization adjustments:
Loss	—	—	(67)
Interest equivalent	—	—	(27)
LIFO provision credit/(expense)	27	12	(8)
Interest expense	(559)	(588)	(473)
Other	(242)	(209)	(183)

Earnings before taxes	$2,960	$2,676	$2,207

In 2001, the $67 million pre-tax loss related to the required adoption of a new accounting standard applicable to securitized accounts receivable. The $27 million interest equivalent represented payments accrued to holders of sold securitized receivables prior to August 22, 2001 (discussed in detail in the Notes to Consolidated Financial Statements under Accounts Receivable and Receivable-backed Securities on page 31).

Interest Expense

        In 2003, interest expense was $559 million, $29 million lower than in 2002. The decrease was due to a lower average portfolio interest rate and a smaller loss on debt called or repurchased, partially offset by higher average debt outstanding. The average portfolio interest rate in 2003 was 4.9 percent compared with 5.6 percent in 2002. The $297 million of debt called or repurchased during 2003 resulted in a loss of $15 million (approximately $.01 per share) and had an average interest rate of 7.8 percent and an average remaining life of 20 years.

        In 2002, interest expense was $588 million, $88 million higher than the total of interest expense and interest equivalent in 2001. The increase was due to higher average debt outstanding and a greater loss on the early call or repurchase of debt, partially offset by a lower average portfolio interest rate. The average portfolio interest rate in 2002 was 5.6 percent compared with 6.4 percent in 2001. (For analytical purposes, the amounts that represented payments accrued to holders of sold securitized receivables prior to August 22, 2001 were considered interest equivalent as discussed in the Notes to Consolidated Financial Statements on page 31. After that date, such payments constituted interest expense.) In 2002 and 2001, we incurred losses of $34 million ($.02 per share) and $9 million (less than $.01 per share) from the early call or repurchase of $266 million and $144 million of debt, respectively. The debt called or repurchased had an average interest rate of 8.8 percent and 9.2 percent, respectively, and had an average remaining life of 19 years and 7 years, respectively.

        We adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" in the first quarter of 2002. Under SFAS No. 145, gains and losses from the early extinguishment of debt are required to be included in interest expense and are not reflected as an extraordinary item. Prior year extraordinary items have been reclassified to reflect this change. The adoption of SFAS No. 145 had no impact on net earnings, cash flows or financial position. The requirements of SFAS No. 145 are discussed under New Accounting Pronouncements on page 25.

        Excluding the effect of any early call or repurchase of debt, we expect interest expense in 2004 to remain essentially flat to 2003, as average debt outstanding and the average portfolio interest rate are not expected to change significantly.

Credit Card Operations

        Through our proprietary store-brand credit card programs, some of which have been available for decades, and our Target Visa credit card that was introduced nationally in 2001, we offer credit to qualified guests in each of our business segments. Our credit card programs strategically support our core retail operations and are an integral component of each business segment. Our credit card products support earnings growth by driving sales at our stores and through improvements in our credit card financial performance.

        Our credit card revenues are primarily derived from finance charges, late fees and other revenues. Intracompany merchant fees are fees charged to our retail operations on a basis similar to fees charged by third-party credit card issuers. These fees are eliminated in consolidation. Third-party merchant fees are paid to us by merchants that have accepted the Target Visa credit card. In 2003, our credit card revenues increased to $1,479 million from $1,297 million, or 14 percent, due to continued growth in the Target Visa credit card portfolio. In 2002, our credit card revenues increased to $1,297 million from $899 million, or 44 percent, due primarily to additional revenues earned from the Target Visa credit card portfolio.

        Credit card expenses include marketing and account service activities that support our credit card portfolio, as well as bad debt expense. In 2003, our credit card expense increased to $838 million from $765 million, or 9.6 percent, primarily due to growth in our bad debt expense commensurate with the growth in our accounts receivable. In 2002, our credit card expenses increased to $765 million from $454 million, or 69 percent, due to substantial growth in our accounts receivable resulting from the Target Visa portfolio.

        In 2003, 2002 and 2001, allowance for doubtful accounts as a percent of year-end receivables was 6.8 percent, 6.7 percent and 6.4 percent, respectively. The increase in 2003 and 2002 was primarily due to higher accounts receivable balances and increases in the incidence and severity of personal bankruptcies, among other factors.

        We expect our 2004 credit operations to grow at a more modest rate than the substantial growth we experienced in 2003 and 2002. Our pre-tax credit card contribution as a percent of total average receivables is expected to continue to be in the range of 10 to 11 percent in 2004.

Credit Card Contribution to Segment Profit

	2003	2002	2001
	(millions)
Revenues:
Finance charges, late fees and other revenues	$1,300	$1,126	$779
Merchant fees
Intracompany	97	102	102
Third-party	82	69	18

Total revenues	1,479	1,297	899

Expenses:
Bad debt provision	532	460	230
Operations and marketing	306	305	224

Total expenses	838	765	454

Pre-tax credit card contribution	$641	$532	$445

As a percent of total average receivables	10.9%	11.0%	14.7%

Receivables

	2003	2002	2001
	(millions)
Target
Target Visa	$4,190	$3,774	$1,567
Proprietary card	783	827	1,063
Mervyn's proprietary card	550	626	706
Marshall Field's proprietary card	672	737	756

Total year-end receivables	$6,195	$5,964	$4,092

Past Due
Accounts with three or more payments past due as a percent of total year-end receivables:
Target Visa	3.6%	3.1%	0.5%
Proprietary cards	4.7%	5.1%	4.9%

Total past due	4.0%	3.8%	3.2%

Allowance for Doubtful Accounts

	2003	2002	2001
	(millions)
Allowance at beginning of year	$399	$261	$211
Bad debt provision	532	460	230
Net write-offs	(512)	(322)	(180)

Allowance at end of year	$419	$399	$261
As a percent of year-end receivables	6.8%	6.7%	6.4%

Other Credit Card Contribution Information*

	2003	2002
	(millions)
Total Revenues
Target Visa	$857	$626
Proprietary cards	$622	$671

Total revenues as a percent of average receivables:
Target Visa	21.9%	23.8%
Proprietary cards	31.7%	30.4%

Net Write-offs
Target Visa	$359	$151
Proprietary cards	$153	$171

Net write-offs as a percent of average receivables:
Target Visa	9.2%	5.8%
Proprietary cards	7.8%	7.7%

Average Receivables
Target Visa	$3,907	$2,635
Proprietary cards	1,960	2,206

Total average receivables	$5,867	$4,841

*
The Target Visa credit card does not reflect a full year of activity in 2001 and has been excluded due to lack of comparability.

Fourth Quarter Results

        Due to the seasonal nature of our business, fourth quarter operating results typically represent a substantially larger share of total year revenues and earnings due to the inclusion of the holiday shopping season.

        Fourth quarter 2003 net earnings were $832 million, compared with $688 million in 2002. Earnings per share were $.91 for the quarter, compared with $.75 in 2002. Total revenues increased 10.7 percent and 13-week comparable-store sales increased 4.9 percent. Our pre-tax segment profit increased 17.3 percent to $1,513 million, primarily driven by growth at Target.

Fourth Quarter Pre-tax Segment Profit and Percent Change from Prior Year

	2003		2002		2001
	(millions)
Target	$1,380	18.5%	$1,165	8.0%	$1,078	20.9%
Mervyn's	74	(0.3)	75	(42.9)	131	20.8
Marshall Field's	59	15.6	51	(18.9)	63	(20.2)

Total	$1,513	17.3%	$1,291	1.4%	$1,272	17.9%

LIFO provision	27		12		(8)
Interest expense	(130)		(154)		(135)
Other	(72)		(36)		(68)

Earnings before taxes	$1,338		$1,113		$1,061

Critical Accounting Estimates

        Our analysis of operations and financial condition are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period and the related disclosures of contingent assets and liabilities. In the Notes to Consolidated Financial Statements, we describe our significant accounting policies used in the preparation of the consolidated financial statements. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

        The following items in our consolidated financial statements require significant estimation or judgment:

        Inventory and cost of sales    We account for substantially all of our inventory and the related cost of sales under the retail inventory method using the LIFO basis. Under the retail inventory method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each similar merchandise grouping's ending retail value. Since this inventory value is adjusted regularly to reflect market conditions, our inventory methodology reflects the lower of cost or market. We also reduce inventory for estimated losses related to shortage, based upon historical losses verified by prior physical inventory counts. Inventory also includes a LIFO provision that is calculated based on inventory levels, markup rates and internally generated retail price indices. Inventory is at risk of obsolescence if economic conditions change, such as shifting consumer demand, changing consumer credit markets, or increased competition, even though substantially all of our inventory sells in less than six months. Our vendor income and inventory are described in the Notes to Consolidated Financial Statements on pages 30 and 31, respectively.

        Allowance for doubtful accounts    When receivables are recorded, an allowance for doubtful accounts in an amount equal to anticipated future write-offs is recognized. The allowance includes provisions for uncollectible finance charges and other credit fees. We estimate future write-offs based on delinquencies, risk scores, aging trends, industry risk trends and our historical experience. The allowance for doubtful accounts was $419 million or 6.8 percent of year-end receivables at January 31, 2004, compared to $399 million or 6.7 percent of year-end receivables at February 1, 2003. Management believes that the allowance for doubtful accounts is adequate to cover anticipated losses in our credit card accounts receivable under current conditions; however, significant deterioration in any of the factors mentioned above or in general economic conditions could materially change these expectations. Our accounts receivable and related allowance are described in the Notes to Consolidated Financial Statements on page 31.

        Pension and postretirement health care accounting    We fund and maintain three qualified defined benefit pension plans and maintain certain related non-qualified plans as well. Our pension costs are determined based on actuarial calculations using key assumptions including our expected long-term rate of return on qualified plan assets, discount rate and our estimate of future compensation increases. We also maintain a postretirement health care plan for certain retired employees. Postretirement health care costs are calculated based on actuarial calculations using key assumptions including a discount rate and health care cost trend rates. Our pension and postretirement health care benefits are further described in the Notes to Consolidated Financial Statements on pages 36-37.

        Insurance/self-insurance    We retain a portion of the risk related to certain general liability, workers' compensation, property loss and employee medical and dental claims. Liabilities associated with these losses are calculated for claims filed, and claims incurred but not yet reported, at our estimate of their ultimate cost, based upon analysis of historical data and actuarial estimates. General liability and workers' compensation liabilities are recorded at our estimate of their net present value; other liabilities are not discounted. Our expected loss accruals are based on estimates, and while we believe the amounts accrued are adequate, the ultimate loss may differ from the amounts provided. We maintain stop-loss coverage to limit the exposure related to certain risks.

        Income taxes    We pay income taxes based on the tax statutes, regulations and case law of the various jurisdictions in which we operate. Our effective income tax rate was 37.8 percent, 38.2 percent and 38.0 percent in 2003, 2002 and 2001, respectively. The income tax provision includes estimates for certain unresolved matters in dispute with state and federal tax authorities. Management believes the resolution of such disputes will not have a material impact on our financial statements. Our effective income tax rate in 2004 is expected to be approximately 37.8 percent. Our income taxes are further described in the Notes to Consolidated Financial Statements on page 34.

Analysis of Financial Condition

Liquidity and Capital Resources

        Our financial condition remains strong. In assessing our financial condition, management considers factors such as cash flows provided by operations, capital expenditures and debt service obligations. Cash flow provided by operations increased to $3.2 billion in 2003 from $1.6 billion in 2002, primarily due to a smaller increase in our gross accounts receivable balance and a higher net income.

        During 2003, our total gross year-end receivables increased 3.9 percent, or $231 million, to $6,195 million. The growth in year-end receivables was driven by modest growth in issuance and usage of the Target Visa credit card during 2003. Average total receivables in 2003 increased 21 percent reflecting the substantial growth of the Target Visa credit card portfolio throughout 2002.

        During 2003, inventory levels increased $583 million, or 12.2 percent. This growth was more than fully funded by the $764 million increase in accounts payable over the same period. The increase in inventory was primarily a result of our store square footage growth.

        In January 1999 and March 2000, our Board of Directors authorized the aggregate repurchase of $2 billion of our common stock. Since that time, we have repurchased a total of 42 million shares of our common stock at a total cost of $1,247 million ($29.39 per share), net of the premium from exercised and expired put options. In 2001, common stock repurchases were essentially suspended. Consequently, common stock repurchases did not have a material impact on our 2003 or 2002 net earnings and financial position.

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

Interest Coverage Ratio

        We view interest coverage as an important indicator of our creditworthiness.

        Interest coverage ratio represents the ratio of pre-tax earnings before fixed charges to fixed charges (interest expense and the interest portion of rent expense). Our interest coverage ratio was 5.5x, 4.9x and 4.7x in 2003, 2002 and 2001, respectively.

        Further liquidity is provided by $1.6 billion of committed lines of credit obtained through a group of 26 banks. Of these credit lines, an $800 million credit facility expires in June 2004 but includes a one-year term-out option to June 2005. The remaining $800 million credit facility expires in June 2008. There were no balances outstanding at any time during 2003 or 2002 under these agreements. These committed credit lines as well as most of our long-term debt obligations contain certain financial covenants. We are, and expect to remain, well within the compliance requirements of these covenants. No material debt instrument contains provisions requiring acceleration of payment upon a debt rating downgrade.

        Management believes that cash flows from operations, proceeds from long-term financing activities and issuance of short-term debt will be sufficient to fund any seasonal buildup in inventories and meet other cash requirements, including the refinancing of existing long-term debt, growth in receivables and projected capital expenditures.

Capital Expenditures

        Capital expenditures were $3,004 million in 2003, compared with $3,221 million in 2002 and $3,163 million in 2001. Our modestly lower spending level in 2003 is due to a larger mix of leased stores and our ability to accomplish our expansion plans with less capital. Investment in Target accounted for 90 percent of capital expenditures in 2003 and 92 percent of capital expenditures in both 2002 and 2001. Net property and equipment increased $1,662 million in 2003, compared with an increase of $1,774 million in 2002. Over the past five years, Target's net retail square footage has grown at a compound annual rate of 10 percent, at the higher end of our objective of 8 to 10 percent in new net growth annually.

        Approximately 74 percent and 66 percent of total capital expenditures in 2003 and 2002, respectively, were for new stores, expansions and remodels. Other capital investments were for information system hardware and software, distribution capacity and other infrastructure to support store growth, primarily at Target.

Number of Stores

	February 1, 2003	Opened	Closed	January 31, 2004
Target*	1,147	101	23	1,225
Mervyn's	264	3	1	266
Marshall Field's	64	—	2	62

Total	1,475	104	26	1,553

*
Target includes 118 and 94 SuperTargets at January 31, 2004 and February 1, 2003, respectively.

        In 2004, we expect to invest $3.2 billion to $3.4 billion, mostly in new square footage for Target stores and the distribution infrastructure and systems to support this growth. Our estimated 2004 store opening program at Target reflects net square footage growth of approximately 8 to 9 percent, or 95 to 100 total new stores partially offset by closings and relocations. In addition, we expect to remodel approximately 70 stores in 2004.

Owned and Leased Store Locations

        At year-end 2003, owned, leased and "combined" (generally an owned building on leased land) store locations by operating segment were as follows:

	Owned	Leased	Combined	Total
Target	987	87	151	1,225
Mervyn's	155	62	49	266
Marshall Field's	49	11	2	62

Total	1,191	160	202	1,553

Commitments and Contingencies

        At January 31, 2004, our debt, lease and royalty contractual obligations were as follows:

Payments Due by Period

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(millions)
Long-term debt*	$10,828	$857	$1,254	$2,774	$5,943
Interest payments**	6,062	587	1,103	912	3,460
Capital lease obligations***	264	21	39	38	166
Operating leases***	1,778	163	286	236	1,093
Royalties	80	42	38	—	—

Contractual cash obligations	$19,012	$1,670	$2,720	$3,960	$10,662

*
Required principal payments only. Excludes SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," fair market value adjustments recorded in long-term debt.

**
Includes payments on $1.5 billion of floating rate long-term debt secured by credit card receivables, of which $750 million matures in July 2004 and $750 million matures in 2007. These payments are calculated assuming rates of 1.25%, 2.25%, 3.25% and 4.25% for 2004, 2005, 2006 and 2007, respectively. Excludes payments received or made relating to interest rate swaps discussed on pages 33-34.

***
Total contractual lease payments.

        Commitments for the purchase, construction, lease or remodeling of real estate, facilities and equipment were approximately $545 million at year-end 2003.

        Throughout the year, we enter into various commitments to purchase inventory. In addition to the accounts payable reflected in our Statements of Financial Position on page 27, we had commitments with various vendors for the purchase of inventory as of January 31, 2004. The previous table excludes these commitments because these purchase commitments are cancelable by their terms.

Legal Proceedings

        We are exposed to claims and litigation arising out of the ordinary course of business and use various methods to resolve those matters in a manner that serves the best interest of our shareholders and other constituents. The dispute resolution methods that we use include vigorous litigation, when necessary, and alternatives such as settlement discussions, where appropriate, to reduce the costs of litigation. Our policy is to fully disclose pending lawsuits and other known claims that we expect may have a material impact on our results of operations or financial condition. After consulting with legal counsel, management does not believe that any currently identified claims or litigation meet this criterion.

Market Risk

        Our exposure to market risk results primarily from fluctuations in interest rates on our debt obligations and from the effect of equity market returns on our non-qualified defined contribution plans. We hold derivative instruments primarily to manage our exposure to these risks and all derivative instruments are matched against specific debt obligations or other liabilities. There have been no material changes in the primary risk exposures or management of the risks since the prior year. Our debt and interest rate swap instruments outstanding at January 31, 2004, including applicable interest rates, are discussed in the Notes to Consolidated Financial Statements on pages 33-34.

        The annualized effect of a one percentage point change in floating interest rates on our interest rate swap agreements and other floating rate debt obligations at January 31, 2004, would be to change interest expense by approximately $36 million. The annualized effect of a one percentage point change in equity market returns on our non-qualified defined contribution plans (inclusive of the effect of derivative instruments used to hedge or manage these exposures) would not be significant.

Performance Objectives

Shareholder Return

        Our primary objective is to maximize shareholder value over time through a combination of share price appreciation and dividend income while maintaining a prudent and flexible capital structure. Our total annualized return to shareholders (including reinvested dividends) over the last five years averaged 4.2 percent, returning about $123 for each $100 invested in our stock at the beginning of this period. The peer group we refer to in the adjacent graph represents those companies included in the S&P 500 Retailing and S&P 500 Food and Drug Retailing Indices, and is the group we refer to in our proxy statement.

Measuring Value Creation

        We measure value creation internally using a form of Economic Value Added (EVA), which we define as after-tax segment profit less a capital charge for all investment employed. The capital charge is an estimate of our after-tax cost of capital adjusted for the age of our stores, recognizing that mature stores inherently have higher returns than newly opened stores. We use a benchmark of 9 percent for the estimated after-tax cost of capital invested in our retail operations and a benchmark of 5 percent for capital invested in our credit card operations, as a result of its ability to support higher debt levels. We expect to continue to generate returns in excess of these benchmarks, thereby producing EVA.

        EVA is used to evaluate our performance and to guide capital investment decisions. A significant portion of executive incentive compensation is tied to the achievement of targeted levels of annual EVA generation. We believe that managing our business with a focus on EVA helps achieve our objective of average annual earnings per share growth of 15 percent or more over time. Earnings per share has grown at a compound annual rate of 15 percent over the last five years.

New Accounting Pronouncements

2004 Adoptions

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (FIN No. 46). FIN No. 46 will be effective no later than the end of the first reporting period that ends after March 15, 2004. FIN No. 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. We do not expect the adoption of FIN No. 46 to have a material impact on our net earnings, cash flows or financial position.

2003 Adoptions

        In the first quarter of 2003, we adopted EITF No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Under the new guidance, cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should be classified as a reduction in cost of sales. If the cash consideration is for assets or services delivered to the vendor, it should be characterized as revenue. If the cash consideration is a reimbursement of costs incurred to sell the vendor's products, it should be characterized as a reduction of that cost. This guidance had no material impact on sales, cash flows or financial position for any period, and had a slight negative impact on net earnings. Our accounting policy regarding vendor income is discussed in the Notes to Consolidated Financial Statements on page 30.

        In the first quarter of 2003, we adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in accordance with the prospective transition method prescribed in SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." The fair value based method has been applied prospectively to awards granted subsequent to February 1, 2003 (the last day of our 2002 fiscal year). The adoption of this method increased compensation expense by less than $.01 per share in 2003. Our accounting policy regarding stock-based compensation is discussed in the Notes to Consolidated Financial Statements on page 30.

        In the first quarter of 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." The adoption did not have an impact on current year or previously reported net earnings, cash flows or financial position.

        In the first quarter of 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred instead of recognizing the liability at the date of commitment to an exit plan as was previously allowed. The adoption of SFAS No. 146 did not have a material impact on current year or previously reported net earnings, cash flows or financial position.

        In the second quarter of 2003, we adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, and is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 had no material impact on current year or previously reported net earnings, cash flows or financial position.

        In the third quarter of 2003, we adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 clarifies the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003, or otherwise for the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no material impact on current year or previously reported net earnings, cash flows or financial position.

        In the fourth quarter of 2003, we adopted EITF's Issue No. 03-10 "Application of Issue 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers" (EITF No. 03-10) which amends EITF No. 02-16. According to the amended guidance, if certain criteria are met, consideration received by a reseller in the form of reimbursement from a vendor for honoring the vendor's sales incentives offered directly to consumers (i.e. manufacturer's coupons) should not be recorded as a reduction of the cost of the reseller's purchases from the vendor. The adoption of EITF No. 03-10 did not have a material impact on current year or previously reported net earnings, cash flows or financial position. Our accounting policy regarding vendor income is discussed in the Notes to Consolidated Financial Statements on page 30.

        In the fourth quarter of 2003, we adopted SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88 and 106," which revises the annual and interim disclosure requirements about pension and other postretirement benefits.

2002 Adoptions

        In the first quarter of 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which superseded Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." Under the new statement, goodwill and intangible assets that have indefinite useful lives are no longer amortized but rather reviewed at least annually for impairment, or more frequently if impairment indicators arise. In both 2003 and 2002, the adoption of this statement reduced annual amortization expense by approximately $10 million (less than $.01 per share). Our accounting policy regarding intangible assets is discussed in the Notes to Consolidated Financial Statements on page 32.

        In the first quarter of 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The guidance requires companies to review long-lived assets when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. In both 2003 and 2002, impairment losses resulted in a financial statement impact of less than $.01 per share. Our accounting policy regarding impairment of long-lived assets is discussed in the Notes to Consolidated Financial Statements on page 32.

        In the first quarter of 2002, we adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Previously, all gains and losses from the early extinguishment of debt were required to be aggregated and classified as an extraordinary item in the Consolidated Results of Operations, net of the related tax effect. Under SFAS No. 145, gains and losses from the early extinguishment of debt are included in interest expense. Prior year extraordinary items have been reclassified to reflect this change. The adoption of SFAS No. 145 had no impact on net earnings, cash flows or financial position.

Forward-looking Statements

        This Annual Report, including the preceding Management's Discussion and Analysis, contains forward-looking statements regarding our performance, liquidity and the adequacy of our capital resources. Those statements are based on our current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. We caution that the forward-looking statements are qualified by the risks and challenges posed by increased competition (including the effects of competitor liquidation activities), shifting consumer demand, changing consumer credit markets, changing health care costs, changing capital markets and general economic conditions, hiring and retaining effective team members, sourcing merchandise from domestic and international vendors, investing in new business strategies, achieving our growth objectives, the review of strategic alternatives, the outbreak of war and other significant national and international events, and other risks and uncertainties. As a result, while we believe that there is a reasonable basis for the forward-looking statements, you should not place undue reliance on those statements. You are encouraged to review Exhibit (99)C attached to our Form 10-K Report for the year-ended January 31, 2004, which contains additional important factors that may cause actual results to differ materially from those projected in the forward-looking statements.

CONSOLIDATED RESULTS OF OPERATIONS

	2003	2002	2001
	(millions, except per share data)
Sales	$46,781	$42,722	$39,114
Net credit card revenues	1,382	1,195	712

Total revenues	48,163	43,917	39,826

Cost of sales	31,790	29,260	27,143
Selling, general and administrative expense	10,696	9,416	8,461
Credit card expense	838	765	463
Depreciation and amortization	1,320	1,212	1,079
Interest expense	559	588	473

Earnings before income taxes	2,960	2,676	2,207
Provision for income taxes	1,119	1,022	839

Net earnings	$1,841	$1,654	$1,368

Basic earnings per share	$2.02	$1.82	$1.52

Diluted earnings per share	$2.01	$1.81	$1.50

Weighted average common shares outstanding:
Basic	911.0	908.0	901.5
Diluted	917.1	914.0	909.8

See Notes to Consolidated Financial Statements throughout pages 30-39.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	January 31, 2004	February 1, 2003
	(millions)
Assets
Cash and cash equivalents	$716	$758
Accounts receivable, net	5,776	5,565
Inventory	5,343	4,760
Other	1,093	852

Total current assets	12,928	11,935
Property and equipment
Land	3,629	3,236
Buildings and improvements	13,091	11,527
Fixtures and equipment	5,432	4,983
Construction-in-progress	995	1,190
Accumulated depreciation	(6,178)	(5,629)

Property and equipment, net	16,969	15,307
Other	1,495	1,361

Total assets	$31,392	$28,603

Liabilities and shareholders' investment
Accounts payable	$5,448	$4,684
Accrued liabilities	1,618	1,545
Income taxes payable	382	319
Current portion of long-term debt and notes payable	866	975

Total current liabilities	8,314	7,523
Long-term debt	10,217	10,186
Deferred income taxes and other	1,796	1,451
Shareholders' investment
Common stock*	76	76
Additional paid-in-capital	1,341	1,256
Retained earnings	9,645	8,107
Accumulated other comprehensive income	3	4

Total shareholders' investment	11,065	9,443

Total liabilities and shareholders' investment	$31,392	$28,603

* Common Stock    Authorized 6,000,000,000 shares, $.0833 par value; 911,808,051 shares issued and outstanding at January 31, 2004; 909,801,560 shares issued and outstanding at February 1, 2003.

Preferred Stock    Authorized 5,000,000 shares, $.01 par value; no shares were issued or outstanding at January 31, 2004 or February 1, 2003.

See Notes to Consolidated Financial Statements throughout pages 30-39.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2001
	(millions)
Operating activities
Net earnings	$1,841	$1,654	$1,368
Reconciliation to cash flow:
Depreciation and amortization	1,320	1,212	1,079
Bad debt provision	532	460	230
Deferred tax provision	249	248	49
Loss on disposal of fixed assets, net	54	67	52
Other non-cash items affecting earnings	11	159	160
Changes in operating accounts providing/(requiring) cash:
Accounts receivable	(744)	(2,194)	(1,193)
Inventory	(583)	(311)	(201)
Other current assets	(255)	15	(91)
Other assets	(196)	(174)	(178)
Accounts payable	764	524	584
Accrued liabilities	57	(21)	29
Income taxes payable	91	(79)	124
Other	19	30	—

Cash flow provided by operations	3,160	1,590	2,012

Investing activities
Expenditures for property and equipment	(3,004)	(3,221)	(3,163)
Increase in receivable-backed securities	—	—	(174)
Proceeds from disposals of property and equipment	85	32	32
Other	—	—	(5)

Cash flow required for investing activities	(2,919)	(3,189)	(3,310)

Financing activities
Decrease in notes payable, net	(100)	—	(808)
Additions to long-term debt	1,200	3,153	3,250
Reductions of long-term debt	(1,172)	(1,071)	(793)
Dividends paid	(237)	(218)	(203)
Repurchase of stock	—	(14)	(20)
Other	26	8	15

Cash flow (required for)/provided by financing activities	(283)	1,858	1,441

Net (decrease)/increase in cash and cash equivalents	(42)	259	143
Cash and cash equivalents at beginning of year	758	499	356

Cash and cash equivalents at end of year	$716	$758	$499

Amounts presented herein are on a cash basis and therefore may differ from those shown in other sections of this Annual Report. Cash paid for income taxes was $781 million, $853 million and $666 million during 2003, 2002 and 2001, respectively. Cash paid for interest (including interest capitalized) was $550 million, $526 million and $477 million during 2003, 2002 and 2001, respectively.

See Notes to Consolidated Financial Statements throughout pages 30-39.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	(millions, except footnotes)
February 3, 2001	897.8	$75	$902	$5,542	$—	$6,519
Consolidated net earnings	—	—	—	1,368	—	1,368
Dividends declared	—	—	—	(203)	—	(203)
Repurchase of stock	(.5)	—	—	(20)	—	(20)
Issuance of stock for ESOP	2.6	—	89	—	—	89
Stock options and awards:
Tax benefit	—	—	63	—	—	63
Proceeds received, net	5.3	—	44	—	—	44

February 2, 2002	905.2	75	1,098	6,687	—	7,860
Consolidated net earnings	—	—	—	1,654	—	1,654
Other comprehensive income	—	—	—	—	4	4

Total comprehensive income						1,658
Dividends declared	—	—	—	(218)	—	(218)
Repurchase of stock	(.5)	—	—	(16)	—	(16)
Issuance of stock for ESOP	3.0	1	105	—	—	106
Stock options and awards:
Tax benefit	—	—	26	—	—	26
Proceeds received, net	2.1	—	27	—	—	27

February 1, 2003	909.8	76	1,256	8,107	4	9,443
Consolidated net earnings	—	—	—	1,841	—	1,841
Other comprehensive income	—	—	—	—	(1)	(1)

Total comprehensive income						1,840
Dividends declared	—	—	—	(246)	—	(246)
Repurchase of stock	(1.5)	—	—	(57)	—	(57)
Issuance of stock for ESOP	0.6	—	17	—	—	17
Stock options and awards:
Tax benefit	—	—	28	—	—	28
Proceeds received, net	2.9	—	40	—	—	40

January 31, 2004	911.8	$76	$1,341	$9,645	$3	$11,065

Common Stock    Authorized 6,000,000,000 shares, $.0833 par value; 911,808,051 shares issued and outstanding at January 31, 2004; 909,801,560 shares issued and outstanding at February 1, 2003; 905,164,702 shares issued and outstanding at February 2, 2002.

In January 1999 and March 2000, our Board of Directors authorized the aggregate repurchase of $2 billion of our common stock. In 2001, common stock repurchases under our program were essentially suspended. Our common stock repurchases are recorded net of the premium received from put options. Repurchases are made primarily in open market transactions, subject to market conditions.

Our common stock repurchase program has included the sale of put options that entitle the holder to sell shares of our common stock to us, at a specified price, if the holder exercises the option. No put options were sold during or were outstanding at the end of 2003, 2002 or 2001.

Preferred Stock    Authorized 5,000,000 shares, $.01 par value; no shares were issued or outstanding at January 31, 2004, February 1, 2003 or February 2, 2002.

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

Dividends    Dividends declared per share were $0.27, $0.24 and $0.225 in 2003, 2002 and 2001, respectively.

See Notes to Consolidated Financial Statements throughout pages 30-39.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Accounting Policies

        Organization    Target Corporation (the Corporation) is a general merchandise retailer, comprised of three operating segments: Target, Mervyn's and Marshall Field's. Our segments are primarily determined by the nature of the products and services offered to our guests. Target, an upscale discount chain located in 47 states, contributed 86 percent of our 2003 total revenues. Mervyn's, a middle-market promotional department store located in 14 states in the West, South and Midwest, contributed 7 percent of total revenues. Marshall Field's (including stores formerly named Dayton's and Hudson's), a traditional department store located in 8 states in the upper Midwest, contributed 5 percent of total revenues. Management measures segment performance based on pre-tax segment profit, which includes credit card operations. Credit card operations drive revenue growth at each segment and are considered an integral component of our retail operations. Business segment comparisons are presented on page 38.

        Consolidation    The financial statements include the balances of the Corporation and its subsidiaries after elimination of material intercompany balances and transactions. All material subsidiaries are wholly owned.

        Use of Estimates    The preparation of our financial statements, in conformity with accounting principles generally accepted in the United States (GAAP), requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates.

        Fiscal Year    Our fiscal year ends on the Saturday nearest January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years. Fiscal years 2003, 2002 and 2001 each consisted of 52 weeks.

        Reclassifications    Certain prior year amounts have been reclassified to conform to the current year presentation.

        Stock-based Compensation    In 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," in accordance with the prospective transition method prescribed in SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" and began recognizing compensation expense for stock options granted during the year. Compensation expense is reflected in selling, general and administrative expenses. Prior to 2003, we accounted for stock option awards under the intrinsic value method prescribed in Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees" which resulted in no compensation expense because the exercise price of the stock options was equal to the fair market value of the underlying stock on the grant date. The pro forma impact of accounting for those awards at fair value is disclosed on page 35.

Revenues

        Revenue from retail sales is recognized at the time of sale. Commissions earned on sales generated by leased departments are included within sales and were $38 million in 2003, $33 million in 2002 and $37 million in 2001. Net credit card revenues are comprised of finance charges and late fees from credit card holders, as well as third-party merchant fees earned from the use of our Target Visa credit card. Net credit card revenues are recognized according to the contractual provisions of each applicable credit card agreement. If an account is written-off, any uncollected finance charges or late fees are recorded as a reduction of credit card revenue. The amount of our retail sales charged to our credit cards was $5.3 billion, $5.4 billion and $5.6 billion in 2003, 2002 and 2001, respectively. Prior to August 22, 2001, net credit card revenues are net of the payments made to holders of publicly held receivable-backed securities.

Consideration Received from Vendors

        We collect vendor income primarily as a result of our promotional, advertising and compliance programs. Promotional and advertising allowances are intended to offset our costs of promoting and selling the vendor's merchandise in our stores and are recognized when we incur the cost or complete the promotion. Under our compliance programs, vendors are charged for merchandise shipments that do not meet our requirements, such as late or incomplete shipments, and we record these allowances when the violation occurs. Vendor income either reduces our inventory costs or our operating expenses based on the requirements of Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" as discussed below.

        In the first quarter of 2003, we adopted EITF No. 02-16. In accordance with EITF No. 02-16, certain vendor income items have been reclassified from operating expenses to inventory purchases and recognized into income as the vendors' merchandise is sold. The guidance was applied on a prospective basis only as required by EITF No. 02-16. This reclassification had no material impact on sales, cash flows or financial position for any period, and had a slight negative impact on net earnings.

        In the fourth quarter of 2003, we adopted EITF No. 03-10, "Application of Issue 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers," which amends EITF No. 02-16. The adoption of EITF No. 03-10 did not have a material impact on net earnings, cash flows or financial position. The requirements of EITF No. 02-16 and EITF No. 03-10 are discussed in Management's Discussion and Analysis on pages 24-25.

Buying and Occupancy Expenses

        Buying expenses primarily consist of salaries and expenses incurred by the Corporation's merchandising operations, while our occupancy expenses primarily consist of rent, depreciation, property taxes and other operating costs of our retail and distribution facilities. Buying and occupancy expenses classified in selling, general and administrative expenses were $1.5 billion, $1.4 billion and $1.2 billion in 2003, 2002 and 2001, respectively. In addition, we recorded $1 billion, $934 million and $814 million of depreciation expense for our retail and distribution facilities in 2003, 2002 and 2001, respectively.

Advertising Costs

        Advertising costs, included in selling, general and administrative expense, are expensed as incurred and were $1,249 million, $962 million and $924 million for 2003, 2002 and 2001, respectively. Advertising vendor income recorded within advertising expense was approximately $78 million, $251 million and $231 million for 2003, 2002 and 2001, respectively.

Earnings per Share

        Basic earnings per share (EPS) is net earnings divided by the average number of common shares outstanding during the period. Diluted EPS includes the incremental shares that are assumed to be issued on the exercise of stock options. Shares issuable upon exercise of approximately 4.5 million options outstanding at January 31, 2004 were not included in the dilutive earnings per share calculation because the effect would have been antidilutive. At February 1, 2003, 13.2 million shares were excluded from the dilutive earnings per share calculation. No such shares were excluded from the dilutive earnings per share calculation at February 2, 2002.

	Basic EPS			Diluted EPS
	2003	2002	2001	2003	2002	2001
	(millions, except per share data)
Net earnings	$1,841	$1,654	$1,368	$1,841	$1,654	$1,368
Basic weighted average common shares outstanding	911.0	908.0	901.5	911.0	908.0	901.5
Stock options	—	—	—	6.1	6.0	8.3

Weighted average common shares outstanding	911.0	908.0	901.5	917.1	914.0	909.8

Earnings per share	$2.02	$1.82	$1.52	$2.01	$1.81	$1.50

Other Comprehensive Income

        Other comprehensive income includes revenues, expenses, gains and losses that are excluded from net earnings under GAAP. In 2003 and 2002, it primarily included gains and losses on certain hedge transactions and the change in our minimum pension liability, net of related taxes.

Cash Equivalents

        Cash equivalents represent short-term investments with a maturity of three months or less from the time of purchase and were $244 million, $357 million and $84 million in 2003, 2002 and 2001, respectively.

Accounts Receivable and Receivable-backed Securities

        Accounts receivable is recorded net of an allowance for expected losses. The allowance, recognized in an amount equal to the anticipated future write-offs based on delinquencies, risk scores, aging trends, industry risk trends and our historical experience, was $419 million at January 31, 2004 and $399 million at February 1, 2003.

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

        Concurrent with our August 22, 2001 issuance of receivable-backed securities from the Trust, SFAS No. 140 (which replaced SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," in its entirety) became the accounting guidance applicable to such transactions. While this accounting requires secured financing treatment of the securities issued by the Trust on our consolidated financial statements, the assets within the Trust are still considered sold to our wholly owned, bankruptcy remote subsidiary, TRC, and are not available to general creditors of the Corporation.

        Beginning on August 22, 2001, our consolidated financial statements reflected the obligation to holders of previously sold receivable-backed securities as debt of TRC and the receivables at fair value in place of the previously recorded retained interests related to the sold securities. This resulted in a pre-tax charge of $67 million ($.05 per share). On August 22, 2001, the Trust's entire portfolio of receivables was reflected on our consolidated financial statements at its fair value, which was based upon the expected performance of the underlying receivables portfolio. At that point in time, fair value was equivalent in amount to face value, net of an appropriate allowance.

        Prior to August 22, 2001, income on the receivable-backed securities was accrued based on the effective interest rate applied to its cost basis, adjusted for accrued interest and principal paydowns. We monitored impairment of receivable-backed securities based on fair value. Permanent impairments were charged to earnings through credit expense in the period in which it was determined that the receivable-backed securities' carrying value was greater than their fair value. Permanent impairment charges on the receivables underlying the receivable-backed securities portfolio were $89 million in 2001. Permanent impairment charges in 2001 include only those losses prior to the consolidation of our special purpose entity on August 22, 2001.

Inventory

        Substantially all of our inventory and the related cost of sales is accounted for under the retail inventory accounting method using the last-in, first-out (LIFO) basis. Inventory is stated at the lower of LIFO cost or market. The cumulative LIFO provision was $25 million and $52 million at year-end 2003 and 2002, respectively.

Inventory

	January 31, 2004	February 1, 2003
	(millions)
Target	$4,282	$3,748
Mervyn's	486	486
Marshall Field's	326	324
Other	249	202

Total inventory	$5,343	$4,760

Property and Equipment

        Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives. Depreciation expense for the years 2003, 2002 and 2001 was $1,286 million, $1,183 million and $1,049 million, respectively. Accelerated depreciation methods are generally used for income tax purposes. Repair and maintenance costs were $453 million, $416 million and $386 million in 2003, 2002 and 2001, respectively.

        Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Buildings and improvements	8 - 39
Fixtures and equipment	4 - 15
Computer hardware and software	4

        We adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in the first quarter of 2002. In accordance with this guidance, all long-lived assets are reviewed when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The requirements of SFAS No. 144 are discussed in Management's Discussion and Analysis on page 25.

        We review most assets at the store level, which is the lowest level of assets for which there are identifiable cash flows. The carrying amount of the store assets is compared to the expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. Cash flows are projected for each store based upon historical results and expectations. In cases where the expected future cash flows and fair value are less than the carrying amount of the assets, those stores are considered impaired and the assets are written down to fair value. Fair value is based on appraisals or other reasonable methods to estimate fair value. Impairment losses are included in depreciation expense for held and used assets and included within selling, general and administrative expense on assets classified as held for sale. Our fixed asset impairment tests, performed in accordance with the applicable accounting guidance, assumed each of our segments would continue indefinitely. Changes in these assumptions could impact the results of our analysis. In both 2003 and 2002, impairment losses resulted in a financial statement impact of less than $.01 per share.

Goodwill and Intangible Assets

        Goodwill and intangible assets are recorded within other long-term assets at cost less accumulated amortization. Amortization is computed on intangible assets with definite useful lives using the straight-line method over estimated useful lives that range from three to fifteen years. Amortization expense for the years 2003, 2002 and 2001 was $34 million, $29 million and $30 million, respectively. At January 31, 2004 and February 1, 2003, net goodwill and intangible assets were $364 million and $376 million, respectively. These assets included $155 million of goodwill and intangible assets with indefinite useful lives in both years, principally associated with Marshall Field's and target.direct.

        As required, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," during the first quarter of 2002. In 2003 and 2002, the adoption of this statement reduced annual amortization expense by approximately $10 million (less than $.01 per share). The requirements of SFAS No. 142 are discussed in Management's Discussion and Analysis on page 25.

        Discounted cash flow models were used in determining fair value for the purposes of the required annual goodwill impairment analysis. Management used other market data to validate the results of our analysis. No impairments were recorded in 2003, 2002 and 2001 as a result of the tests performed.

Other Long-term Assets

        In addition to goodwill and intangible assets discussed above, the major components of other long-term assets at January 31, 2004 included pre-funded pension benefits, investments, deferred financing costs and derivatives. The increase in the long-term asset balance is primarily due to pre-funded pension contributions of $200 million partially offset by a $43 million reduction in the value of derivative assets that were outstanding at year-end. Our pension plan contributions are disclosed on page 36 and our derivative transactions are discussed on pages 33-34.

Accounts Payable

        Our accounting policy is to reduce accounts payable when checks to vendors clear the bank from which they were drawn. Outstanding checks included in accounts payable were $1,325 million and $1,125 million at year-end 2003 and 2002, respectively.

Lines of Credit

        At January 31, 2004, two committed credit agreements totaling $1.6 billion were in place through a group of 26 banks at specified rates. There were no balances outstanding at any time during 2003 or 2002 under these agreements.

Commitments and Contingencies

        At January 31, 2004, our obligations included notes payable, notes and debentures of $10,925 million (discussed in detail under Long-term Debt and Notes Payable on page 33) and the present value of capital and operating lease obligations of $158 million and $998 million, respectively (discussed in detail under Leases on page 34). In addition, commitments for the purchase, construction, lease or remodeling of real estate, facilities and equipment were approximately $545 million at year-end 2003. Royalty commitments of approximately $80 million are due during the three-year period ending in 2007. Throughout the year, we enter into various commitments to purchase inventory. In addition to the accounts payable reflected in our Statements of Financial Position on page 27, we had commitments with various vendors for the purchase of inventory as of January 31, 2004. These purchase commitments are cancelable by their terms.

        We are exposed to claims and litigation arising out of the ordinary course of business and use various methods to resolve these matters in a manner that serves the best interest of our shareholders and other constituents. The dispute resolution methods that we use include vigorous litigation, when necessary, and alternatives such as settlement discussions, where appropriate, to reduce the costs of litigation. Our policy is to fully disclose pending lawsuits and other known claims that we expect may have a material impact on our results of operations or financial condition. However, management, after consulting with legal counsel, does not believe the currently identified claims and litigation meet this criterion.

Long-term Debt and Notes Payable

        At January 31, 2004, no notes payable were outstanding. The average amount of secured and unsecured notes payable outstanding during 2003 was $377 million at a weighted average interest rate of 1.2 percent. Notes payable balances can fluctuate significantly during the year due to seasonal financing needs and other factors. On October 31, 2003, our short-term borrowing reached its highest level for the year of $1,409 million.

        At February 1, 2003, $100 million of notes payable secured by credit card receivables were outstanding. The average amount of secured and unsecured notes payable outstanding during 2002 was $170 million at a weighted average interest rate of 1.9 percent. During 2002, the highest level of short-term borrowing was $735 million.

        At January 31, 2004, two committed credit agreements totaling $1.6 billion were in place through a group of 26 banks at specified rates. Of these credit lines, an $800 million credit facility expires in June 2004 and includes a one-year term-out option to June 2005. The remaining $800 million credit facility expires in June 2008. There were no balances outstanding at any time during 2003 or 2002 under these agreements.

        In 2003, we issued $500 million of long-term debt maturing in 2008 at 3.38 percent, $200 million of long-term debt maturing in 2018 at 4.88 percent and $500 million of long-term debt maturing in 2013 at 4.00 percent. We also called or repurchased $297 million of long-term debt with an average remaining life of 20 years and a weighted average interest rate of 7.8 percent, resulting in a loss of $15 million (approximately $.01 per share).

        In 2002, we issued $750 million of long-term debt maturing in 2009 at 5.38 percent, $1 billion of long-term debt maturing in 2012 at 5.88 percent and $600 million of long-term debt maturing in 2032 at 6.35 percent. Also during 2002, we issued $750 million of floating rate debt secured by credit card receivables, bearing interest at an initial rate of 1.99 percent maturing in 2007. We also called or repurchased $266 million of long-term debt with an average remaining life of 19 years and a weighted average interest rate of 8.8 percent, resulting in a loss of $34 million ($.02 per share).

        The portion of long-term debt secured by credit card receivables is $1,500 million at January 31, 2004, $750 million of which matures in July 2004 and is classified as current portion of long-term debt. On February 1, 2003, we had $1,900 million of long-term debt secured by credit card receivables, $400 million of which was classified as current portion of long-term debt.

        At year-end our debt portfolio, including adjustments related to swap transactions discussed in the following derivatives section, was as follows:

Long-term Debt and Notes Payable

	January 31, 2004		February 1, 2003
	Rate*	Balance	Rate*	Balance
	(millions)
Notes payable	—%	$—	1.4%	$100
Notes and debentures:
Due 2003-2007	2.8	3,498	3.6	4,396
Due 2008-2012	5.3	4,757	5.8	4,249
Due 2013-2017	4.4	560	7.6	60
Due 2018-2022	5.3	410	9.3	217
Due 2023-2027	6.8	200	7.4	495
Due 2028-2032	6.7	1,500	6.7	1,500

Total notes payable, notes and debentures**	4.7%	$10,925	5.2%	$11,017
Capital lease obligations		158		144
Less: current portion		(866)		(975)

Long-term debt and notes payable		$10,217		$10,186

*
Reflects the weighted average stated interest rate as of year-end, including the impact of interest rate swaps.

**
The estimated fair value of total notes payable and notes and debentures, using a discounted cash flow analysis based on our incremental interest rates for similar types of financial instruments, was $11,720 million at January 31, 2004 and $11,741 million at February 1, 2003.

        Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are $857 million in 2004, $502 million in 2005, $752 million in 2006, $1,323 million in 2007 and $1,451 million in 2008.

Derivatives

        Our derivative instruments are primarily interest rate swaps which hedge the fair value of certain debt by effectively converting interest from a fixed rate to a variable rate. We also hold derivative instruments to manage our exposure to risks associated with the effect of equity market returns on our non-qualified defined contribution plans as discussed on page 36.

        At January 31, 2004 and February 1, 2003, interest rate swaps were outstanding in notional amounts totaling $2,150 million and $1,450 million, respectively. The change in market value of an interest rate swap as well as the offsetting change in market value of the hedged debt are recognized into earnings in the current period. Ineffectiveness results when changes in the market value of the hedged debt are not completely offset by changes in the market value of the interest rate swap. There was no ineffectiveness recognized in 2003 or 2002 related to these instruments. The fair value of outstanding interest rate swaps and unamortized gains from terminated interest rate swaps was $97 million at January 31, 2004 and $127 million at February 1, 2003.

        During 2003, we entered into interest rate swaps with notional amounts of $200 million, $500 million and $400 million. We also terminated an interest rate swap with a notional amount of $400 million, resulting in a gain of $24 million that will be amortized into income over the life of the hedged debt. During 2002, we entered into interest rate swaps with notional amounts of $400 million and $500 million. An interest rate swap with a notional amount of

$400 million matured in 2002. We also terminated an interest rate swap with a notional amount of $500 million, resulting in a gain of $19 million that will be amortized into income over the life of the hedged debt. In 2003 and 2002, the gains amortized into income were not material to our results of operations.

        Prior to 2003, we entered into rate lock agreements to hedge the exposure to variability in future cash flows of forecasted debt transactions. During 2002, transactions contemplated by these agreements occurred and the gain or loss was recorded as a component of other comprehensive income. The gain or loss will be reclassified into earnings in the periods during which the designated hedged cash flows affect earnings. These amounts are reflected in the Consolidated Statements of Financial Position. Cash flows from these hedging transactions are classified with the item being hedged.

Interest Rate Swaps Outstanding at Year-end

January 31, 2004			February 1, 2005
Notional Amount	Receive Fixed	Pay Floating*	Notional Amount	Receive Fixed	Pay Floating*
	(millions)
$500	7.5%	1.2%	$500	7.5%	1.5%
550	4.6	1.3	550	4.6	1.4
200	4.9	1.1	—	—	—
400	4.4	1.4	—	—	—
500	4.4	1.2	—	—	—
—	—	—	400	5.1	1.4
*
Reflects floating interest rate accrued at the end of the year.

Leases

        Assets held under capital leases are included in property and equipment and are charged to depreciation and interest over the life of the lease. Operating leases are not capitalized and lease rentals are expensed. Rent expense on buildings, classified in selling, general and administrative expense, includes percentage rents that are based on a percentage of retail sales over stated levels. Total rent expense was $183 million in 2003, $179 million in 2002 and $171 million in 2001. Most of the long-term leases include options to renew, with terms varying from one to 30 years. Certain leases also include options to purchase the property.

        Future minimum lease payments required under noncancelable lease agreements existing at January 31, 2004, were:

Future Minimum Lease Payments

	Operating Leases	Capital Leases
	(millions)
2004	$163	$21
2005	150	20
2006	136	19
2007	125	19
2008	111	19
After 2008	1,093	166

Total future minimum lease payments	$1,778	$264
Less: Interest*	(780)	(106)

Present value of minimum lease payments	$998	$158	**

*
Calculated using the interest rate at inception for each lease (the weighted average interest rate was 8.6 percent).

**
Includes current portion of $9 million.

Income Taxes

        Reconciliation of tax rates is as follows:

Tax Rate Reconciliation

	2003	2002	2001
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.3	3.4	3.3
Dividends on ESOP stock	(.2)	(.2)	(.1)
Work opportunity tax credits	(.2)	(.2)	(.2)
Other	(.1)	.2	—

Effective tax rate	37.8%	38.2%	38.0%

        The components of the provision for income taxes were:

Income Tax Provision: Expense

	2003	2002	2001
	(millions)
Current:
Federal	$751	$663	$683
State	121	111	107

	872	774	790

Deferred:
Federal	219	220	43
State	28	28	6

	247	248	49

Total	$1,119	$1,022	$839

        The components of the net deferred tax asset/(liability) were:

Net Deferred Tax Asset/(Liability)

	January 31, 2004	February 1, 2003
	(millions)
Gross deferred tax assets:
Self-insured benefits	$189	$188
Deferred compensation	241	184
Inventory	89	106
Accounts receivable valuation allowance	158	151
Postretirement health care obligation	42	42
Other	81	77

	800	748

Gross deferred tax liabilities:
Property and equipment	(938)	(730)
Pension	(218)	(160)
Other	(133)	(98)

	(1,289)	(988)

Total	$(489)	$(240)

Other Long-term Liabilities

        In addition to deferred taxes discussed above, the major components of other long-term liabilities at January 31, 2004 and February 1, 2003 included obligations for deferred compensation plan liabilities, workers' compensation/general liability costs, property related liabilities and postretirement health care benefits. The increase in the other long-term liability balance primarily represents increases in deferred compensation plan liabilities and workers' compensation/general liability costs of $127 million and $34 million, respectively, offset by a decrease in property related liabilities of $31 million. Our current year postretirement health care and deferred compensation plan activity is discussed below.

Stock Option Plans

        We have stock option plans for key employees and non-employee members of our Board of Directors. Our long-term incentive plans provide for the granting of stock options, performance share awards, restricted stock awards, or a combination of awards. Performance share awards represent shares issuable in the future based upon attainment of specified levels of future financial performance. A majority of the awards are non-qualified stock options that vest annually in equal amounts over a four-year period. These options expire no later than ten years after the date of the grant. Options granted to the non-employee members of our Board of Directors vest after one year and have a ten-year term. In early 2003, we stopped issuing new shares for our stock option plan and began purchasing shares from the market. The number of unissued common shares reserved for future grants under the stock option plans was 19,279,658 at January 31, 2004 and 24,091,318 at February 1, 2003.

Options and Performance Share Awards Outstanding

	Options
	Total Outstanding		Currently Exercisable
					Performance Shares Potentially Issuable
	Number of Options	Average Price*	Number of Options	Average Price*
	(options and shares in thousands)
February 3, 2001	32,258	$19.30	18,662	$12.36	—
Granted	4,805	40.52
Canceled	(437)	30.41
Exercised	(5,311)	9.42

February 2, 2002	31,315	$24.07	17,629	$17.04	—
Granted	6,096	30.60			552
Canceled	(561)	35.55
Exercised	(2,063)	12.22

February 1, 2003	34,787	$25.73	21,931	$20.89	552
Granted	4,638	38.34			573
Canceled	(407)	34.77
Exercised	(2,859)	12.58

January 31, 2004	36,159	$28.28	23,689	$24.48	1,125

*
Weighted average exercise price.

Options Outstanding

		Options Outstanding			Currently Exercisable
	Range of Exercise Prices	Number Outstanding	Average Life**	Average Price*	Number Exercisable	Average Price*
	(options in thousands)
	$5.53 - $9.99	5,058	2.2	$7.79	5,058	$7.79
	$10.00 - $19.99	4,718	3.7	18.31	4,718	18.31
	$20.00 - $29.99	3,500	4.5	25.92	3,467	25.92
	$30.00 - $39.99	18,473	7.9	33.91	8,266	33.30
	$40.00 - $44.83	4,410	7.8	40.84	2,180	40.81

Total	$5.53 - $44.83	36,159	6.2	$28.28	23,689	$24.48

*
Weighted average exercise price.

**
Weighted average contractual life remaining in years.

        In the first quarter of 2003, we adopted SFAS No. 123 in accordance with the prospective transition method prescribed in SFAS No. 148. The adoption of this method increased compensation expense by less than $.01 per share in 2003. The requirements of SFAS No. 123 and SFAS No. 148 are discussed in Management's Discussion and Analysis on page 24.

        Awards granted in fiscal year 2002 and earlier will continue to be accounted for under the intrinsic value method prescribed in APB No. 25. No compensation expense related to options was recognized because the exercise price of our employee stock options equaled the market price of the underlying stock on the grant date. The expense related to the intrinsic value of performance-based and restricted stock awards issued was not significant to 2003 net earnings, cash flows or financial position. The pro forma impact of accounting for those awards at fair value will continue to be disclosed until the last of those awards vest in January of 2007. If we had elected to recognize compensation cost based on the fair value of the awards at the grant date, net earnings would have been the pro forma amounts shown below.

Pro Forma Earnings

	2003	2002	2001
	(millions, except per share data)
Net earnings—as reported	$1,841	$1,654	$1,368
Stock-based employee compensation expense included in reported net earnings, net of tax	3	—	—
Stock-based employee compensation expense determined under fair value based method, net of tax	(35)	(31)	(28)

Net earnings—pro forma	$1,809	$1,623	$1,340
Earnings per share:
Basic—as reported	$2.02	$1.82	$1.52
Basic—pro forma	$1.99	$1.79	$1.49
Diluted—as reported	$2.01	$1.81	$1.50
Diluted—pro forma	$1.97	$1.78	$1.47

        The Black-Scholes model was used to estimate the fair value of the options at grant date based on the following assumptions:

	2003	2002	2001
Dividend yield	.8%	.8%	.6%
Volatility	29%	35%	30%
Risk-free interest rate	3.0%	3.0%	4.3%
Expected life in years	5.0	5.0	5.0

Weighted average fair value at grant date	$11.04	$10.07	$13.09

Defined Contribution Plans

        Employees who meet certain eligibility requirements can participate in a defined contribution 401(k) plan by investing up to 80 percent of their compensation. We match 100 percent of each employee's contribution up to 5 percent of respective total compensation. Our contribution to the plan is initially invested in Target Corporation common stock. Benefits expense related to these matching contributions was $117 million, $111 million and $97 million in 2003, 2002 and 2001, respectively.

        In addition, we maintain other non-qualified, unfunded plans that allow participants who are otherwise limited by qualified plan statutes or regulations to defer compensation and earn returns either tied to the results of our 401(k) plan investment choices or market levels of interest rates. We manage the risk of offering these retirement savings plans to this group of employees through a variety of means, including investing in vehicles that offset a substantial portion of our exposure to these returns. We recognized benefits expense for these non-qualified plans of $86 million and $11 million in 2003 and 2001, respectively, and income of $20 million in 2002. Including the impact of these related investments, net benefits expense resulting from these plans was $28 million, $16 million and $15 million in 2003, 2002 and 2001, respectively. We adjusted our position in some of these investment vehicles resulting in the repurchase of 1.5 million, 0.5 million and 0.5 million shares of our common stock in 2003, 2002 and 2001, respectively.

        Additionally, during 2002, certain non-qualified pension and survivor benefits owed to current executives were exchanged for deferrals in a non-qualified plan and certain retired executives accepted our offer to exchange our obligation to them in a frozen non-qualified plan for deferrals in the plan. These exchanges resulted in pre-tax net expense of $33 million ($.02 per share). In 2003, additional retired executives accepted our offer to exchange our obligation to them in the frozen non-qualified plan for deferrals in the plan, which resulted in a pre-tax net expense of $17 million ($.01 per share). We expect lower future expenses as a result of these transactions because they were designed to be economically neutral or slightly favorable to us.

        Participants in our non-qualified plans deferred compensation of $42 million, $35 million and $33 million in 2003, 2002 and 2001, respectively.

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

        The Medicare Prescription Drug, Improvements and Modernization Act of 2003 (the Act) was signed into law in December 2003. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit. The accumulated benefit obligation and net periodic postretirement benefit cost reflected in our financial statements do not incorporate the effects of the Act. The accounting guidance has not been finalized and we expect the Act to have a minimal impact on our retirement plans.

Obligations and Funded Status at October 31, 2003

	Pension Benefits
	Qualified plans		Non-qualified Plans		Postretirement Healthcare Benefits
	2003	2002	2003	2002	2003	2002
	(millions)
Change in Benefit Obligation
Benefit obligation at beginning of measurement period	$1,078	$1,014	$23	$53	$116	$114
Service cost	73	57	1	1	2	2
Interest cost	74	72	2	3	8	8
Actuarial loss	164	59	6	—	7	2
Benefits paid	(56)	(50)	(3)	(5)	(10)	(10)
Plan amendments	—	(74)	—	—	—	—
Settlement	—	—	—	(29)	—	—

Benefit obligation at end of measurement period	$1,333	$1,078	$29	$23	$123	$116

Change in Plan Assets
Fair value of plan assets at beginning of measurement period	$1,058	$1,033	$—	$—	$—	$—
Actual return on plan assets	203	(79)	—	—	—	—
Employer contribution	200	154	3	5	10	10
Benefits paid	(56)	(50)	(3)	(5)	(10)	(10)

Fair value of plan assets at end of measurement period	$1,405	$1,058	$—	$—	$—	$—

Funded status	$72	$(20)	$(29)	$(23)	$(123)	$(116)
Unrecognized actuarial loss	587	530	12	6	12	7
Unrecognized prior service cost	(65)	(73)	3	3	1	1

Net amount recognized	$594	$437	$(14)	$(14)	$(110)	$(108)

        Amounts recognized in the statements of financial position consist of:

	Pension Benefits
	Qualified plans		Non-qualified Plans		Postretirement Healthcare Benefits
	2003	2002	2003	2002	2003	2002
	(millions)
Prepaid benefit cost	$600	$441	$—	$—	$—	$—
Accrued benefit cost	(6)	(4)	(20)	(20)	(110)	(108)
Intangible assets	—	—	3	4	n/a	n/a
Accumulated OCI	—	—	3	2	n/a	n/a

Net amount recognized	$594	$437	$(14)	$(14)	$(110)	$(108)

        The accumulated benefit obligation for all defined benefit pension plans was $1,237 million and $939 million at October 31, 2003 and 2002, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $34 million, $30 million and $1 million, respectively, as of October 31, 2003 and $31 million, $25 million and $2 million, respectively, as of October 31, 2002.

Net Pension and Postretirement Health Care Benefits Expense

	Pension Benefits			Postretirement Health Care Benefits
	2003	2002	2001	2003	2002	2001
	(millions)
Service cost benefits earned during the period	$74	$58	$50	$2	$2	$2
Interest cost on projected benefit obligation	75	75	69	8	8	8
Expected return on assets	(114)	(108)	(89)	—	—	—
Recognized losses	18	10	1	1	1	—
Recognized prior service cost	(7)	1	1	—	—	—
Settlement/curtailment charges	—	(12)	—	—	—	—

Total	$46	$24	$32	$11	$11	$10

        The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

Assumptions

        Weighted average assumptions used to determine benefit obligations at October 31:

	Pension Benefits		Postretirement Health Care Benefits
	2003	2002	2003	2002
Discount rate	6.25%	7.00%	6.25%	7.00%
Average assumed rate of compensation increase	3.25%	4.00%	n/a	n/a

        Weighted average assumptions used to determine net periodic benefit cost for years ended October 31:

	Pension Benefits		Postretirement Health Care Benefits
	2003	2002	2003	2002
Discount rate	7.00%	7.25%	7.00%	7.25%
Expected long-term rate of return on plan assets	8.50%	9.00%	n/a	n/a
Average assumed rate of compensation increase	4.00%	4.25%	n/a	n/a

        Our rate of return on qualified plans' assets has averaged 5.4 percent and 9.6 percent per year over the 5-year and 10-year periods ending October 31, 2003 (our measurement date). After that date, we reduced our expected long-term rate of return on plans' assets to 8.0 percent per year.

        An increase in the cost of covered health care benefits of 6.0 percent was assumed for 2003 and 2004. The rate is assumed to remain at 6.0 percent in the future. The health care cost trend rate assumption may have a significant effect on the amounts reported.

        A one percent change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$—	$—
Effect on the health care component of the postretirement benefit obligation	$5	$(5)

Additional Information

        Our pension plan weighted average asset allocations at October 31, 2003 and 2002 by asset category are as follows:

Asset Category

	2003	2002
Equity securities	56%	54%
Debt securities	26	24
Real estate	5	5
Other	13	17

Total	100%	100%

        Our asset allocation strategy for 2004 targets 55 percent in equity securities, 25 percent in debt securities, 5 percent in real estate and 15 percent in other assets. Equity securities include our common stock in amounts substantially less than 0.5 percent of total plan assets at October 31, 2003 and 2002. Other assets includes private equity, mezzanine and distressed debt and timber. Our expected long-term rate of return assumptions as of October 31, 2003 are 8.5 percent, 5.5 percent, 7.0 percent and 10.0 percent for equity securities, debt securities, real estate and other assets, respectively.

Contributions

        Given the qualified pension plans' funded position, we are not required to make any contributions in 2004. In similar situations in the past, we have chosen to make discretionary contributions for various purposes, including minimizing Pension Benefit Guaranty Corporation premium payments and maintaining the fully-funded status of the plans. In 2004, such discretionary contributions could range from $0 to $200 million. We expect to make contributions in the range of $5 million to $15 million to our other postretirement benefit plans in 2004.

Estimated Future Benefit Payments

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Postretirement Health Care Benefits
	(millions)
2004	$59	$8
2005	62	9
2006	66	9
2007	70	10
2008	75	10
2009 - 2013	475	57

Business Segment Comparisons

	2003	2002	2001	2000*	1999	1998
	(millions)
Revenues
Target	$41,346	$36,917	$32,588	$29,278	$26,080	$23,014
Mervyn's	3,553	3,816	4,027	4,142	4,087	4,140
Marshall Field's	2,584	2,691	2,778	2,969	3,041	3,047
Other	680	493	433	462	449	434

Total revenues	$48,163	$43,917	$39,826	$36,851	$33,657	$30,635

Pre-tax segment profit and earnings reconciliation
Target	$3,467	$3,088	$2,546	$2,223	$2,022	$1,578
Mervyn's	160	238	286	269	205	240
Marshall Field's	107	135	133	190	296	279

Total pre-tax segment profit	$3,734	$3,461	$2,965	$2,682	$2,523	$2,097

LIFO provision (expense)/credit	27	12	(8)	(4)	7	18
Securitization adjustments:
Loss	—	—	(67)	—	—	(3)
Interest equivalent	—	—	(27)	(50)	(49)	(48)
Interest expense	(559)	(588)	(473)	(426)	(459)	(442)
Mainframe outsourcing	—	—	—	—	(5)	(42)
Other	(242)	(209)	(183)	(149)	(148)	(69)

Earnings before income taxes	$2,960	$2,676	$2,207	$2,053	$1,869	$1,511

Assets
Target	$25,525	$22,752	$18,515	$14,348	$12,048	$10,475
Mervyn's	2,243	2,270	2,379	2,270	2,248	2,339
Marshall Field's	2,153	2,202	2,284	2,114	2,149	2,123
Other	1,471	1,379	976	758	698	729

Total assets	$31,392	$28,603	$24,154	$19,490	$17,143	$15,666

Depreciation and amortization
Target	$1,055	$925	$784	$660	$567	$496
Mervyn's	106	122	126	131	138	138
Marshall Field's	115	125	135	133	133	135
Other	44	40	34	16	16	11

Total depreciation and amortization	$1,320	$1,212	$1,079	$940	$854	$780

Capital expenditures
Target	$2,690	$2,966	$2,901	$2,244	$1,665	$1,352
Mervyn's	145	110	104	106	108	169
Marshall Field's	141	105	125	143	124	127
Other	28	40	33	35	21	9

Total capital expenditures	$3,004	$3,221	$3,163	$2,528	$1,918	$1,657

Segment net assets and shareholders' equity reconciliation
Target	$19,514	$17,491	$13,812	$10,659	$8,413	$7,302
Mervyn's	1,757	1,749	1,868	1,928	1,908	2,017
Marshall Field's	1,754	1,822	1,764	1,749	1,795	1,785
Other	675	636	477	463	428	470

Total net assets	$23,700	$21,698	$17,921	$14,799	$12,544	$11,574

Securitized receivables	—	—	—	(753)	(753)	(753)
Marketable securities	244	357	84	—	—	44
Current portion of long-term debt and notes payable	(866)	(975)	(905)	(857)	(498)	(256)
Long-term debt	(10,217)	(10,186)	(8,088)	(5,634)	(4,521)	(4,452)
Deferred income taxes and other	(1,796)	(1,451)	(1,152)	(1,036)	(910)	(846)

Total shareholders' equity	$11,065	$9,443	$7,860	$6,519	$5,862	$5,311

Each operating segment's assets and operating results include accounts receivable and receivable-backed securities held by Target Receivables Corporation and Retailers National Bank, as well as related income and expense.

*
Consisted of 53 weeks.

Quarterly Results (Unaudited)

        The same accounting policies are followed in preparing quarterly financial data as are followed in preparing annual data. The table below summarizes results by quarter for 2003 and 2002:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total Year
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(millions, except per share data)
Total revenues	$10,322	$9,594	$10,984	$10,068	$11,286	$10,194	$15,571	$14,061	$48,163	$43,917
Gross margin(a)	$3,255	$3,014	$3,428	$3,151	$3,498	$3,148	$4,810	$4,149	$14,991	$13,462
Net earnings	$349	$345	$358	$344	$302	$277	$832	$688	$1,841	$1,654
Basic earnings per share(b)	$.38	$.38	$.39	$.38	$.33	$.31	$.91	$.76	$2.02	$1.82
Diluted earnings per share(b)	$.38	$.38	$.39	$.38	$.33	$.30	$.91	$.75	$2.01	$1.81
Dividends declared per share(b)	$.060	$.060	$.070	$.060	$.070	$.060	$.070	$.060	$.270	$.240
Closing common stock price(c)
High	$33.44	$45.72	$39.82	$44.94	$41.54	$37.25	$40.15	$35.74	$41.54	$45.72
Low	$26.06	$41.45	$33.06	$30.46	$37.55	$26.15	$37.05	$27.00	$26.06	$26.15

(a)
Gross margin is sales less cost of sales. Gross margin for first and second quarter have been adjusted to reflect the impact of EITF No. 02-16 reclassifications for those periods of $36 million and $31 million, respectively.

(b)
Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

(c)
Our common stock is listed on the New York Stock Exchange and Pacific Exchange. At March 22, 2004, there were 17,582 registered shareholders and the closing common stock price was $44.22 per share.

Mervyn's Store Count

	No. of Stores	Retail Sq. Ft. (in thousands)
Arizona	15	1,205
California	126	9,783
Colorado	11	853
Idaho	1	82
Louisiana	6	450
Michigan	15	1,165
Minnesota	9	1,159
Nevada	7	512
New Mexico	3	267
Oklahoma	3	268
Oregon	7	554
Texas	42	3,345
Utah	8	754
Washington	13	1,177

Total	266	21,574

Marshall Field's Store Count

	No. of Stores	Retail Sq. Ft. (in thousands)
Illinois	17	4,908
Indiana	2	243
Michigan	21	4,828
Minnesota	12	3,069
North Dakota	3	295
Ohio	1	187
South Dakota	1	100
Wisconsin	5	816

Total	62	14,447

Report of Independent Auditors

Board of Directors and Shareholders
Target Corporation

        We have audited the accompanying consolidated statements of financial position of Target Corporation and subsidiaries as of January 31, 2004 and February 1, 2003 and the related consolidated results of operations, cash flows and shareholders' investment for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Target Corporation and subsidiaries at January 31, 2004 and February 1, 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States.

Minneapolis, Minnesota February 19, 2004

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
February 19, 2004

Report of Audit Committee

        The Audit Committee met six times during fiscal 2003 to review the overall audit scope, plans for internal and independent audits, the Corporation's systems of internal control, emerging accounting issues, audit fees and benefit plans. The Committee also met individually with the independent auditors, without management present, to discuss the results of their audits. The Committee encourages the internal and independent auditors to communicate closely with the Committee.

        Audit Committee results were reported to the full Board of Directors and the Corporation's annual financial statements were reviewed and approved by the Board of Directors before issuance. The Audit Committee also recommended to the Board of Directors that the independent auditors be reappointed for fiscal 2004, subject to the approval of the shareholders at the annual meeting.

February 19, 2004

QuickLinks

  Financial Highlights
  MANAGEMENT'S DISCUSSION AND ANALYSIS
  Analysis of Operations
  Revenues and Comparable-store Sales
  Revenues and Comparable-store Sales Growth
  Revenues per Square Foot
  Gross Margin Rate
  Selling, General and Administrative Expense Rate
  Depreciation and Amortization
  Pre-tax Segment Profit
  Pre-tax Segment Profit and as a Percent of Revenues
  Interest Expense
  Credit Card Operations
  Credit Card Contribution to Segment Profit
  Receivables
  Allowance for Doubtful Accounts
  Other Credit Card Contribution Information
  Fourth Quarter Results
  Fourth Quarter Pre-tax Segment Profit and Percent Change from Prior Year
  Critical Accounting Estimates
  Analysis of Financial Condition
  Liquidity and Capital Resources
  Credit Ratings
  Interest Coverage Ratio
  Capital Expenditures
  Number of Stores
  Owned and Leased Store Locations
  Commitments and Contingencies
  Payments Due by Period
  Legal Proceedings
  Market Risk
  Performance Objectives
  Shareholder Return
  Measuring Value Creation
  New Accounting Pronouncements
  2004 Adoptions
  2003 Adoptions
  2002 Adoptions
  Forward-looking Statements
  CONSOLIDATED RESULTS OF OPERATIONS
  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
  CONSOLIDATED STATEMENTS OF CASH FLOWS
  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Summary of Accounting Policies
  Revenues
  Consideration Received from Vendors
  Buying and Occupancy Expenses
  Advertising Costs
  Earnings per Share
  Other Comprehensive Income
  Cash Equivalents
  Accounts Receivable and Receivable-backed Securities
  Inventory
  Inventory
  Property and Equipment
  Goodwill and Intangible Assets
  Other Long-term Assets
  Accounts Payable
  Lines of Credit
  Commitments and Contingencies
  Long-term Debt and Notes Payable
  Long-term Debt and Notes Payable
  Derivatives
  Interest Rate Swaps Outstanding at Year-end
  Leases
  Future Minimum Lease Payments
  Income Taxes
  Tax Rate Reconciliation
  Income Tax Provision: Expense
  Net Deferred Tax Asset/(Liability)
  Other Long-term Liabilities
  Stock Option Plans
  Options and Performance Share Awards Outstanding
  Options Outstanding
  Pro Forma Earnings
  Defined Contribution Plans
  Pension and Postretirement Health Care Benefits
  Obligations and Funded Status at October 31, 2003
  Net Pension and Postretirement Health Care Benefits Expense
  Assumptions
  Additional Information
  Asset Category
  Contributions
  Estimated Future Benefit Payments
  Business Segment Comparisons
  Quarterly Results (Unaudited)
  Mervyn's Store Count
  Marshall Field's Store Count
  Report of Independent Auditors
  Board of Directors and Shareholders Target Corporation
  Report of Management
  Report of Audit Committee